Filed pursuant to Rule 424(b)(2)
Registration No. 333-144138

PROXY STATEMENT OF ALLIED BANCSHARES, INC.	PROSPECTUS OF BUCKHEAD COMMUNITY BANCORP, INC.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Allied Bancshares, Inc. and Buckhead Community Bancorp, Inc. have each approved a transaction that will result in the merger of Allied with and into Buckhead Community. Buckhead Community will be the surviving bank holding company in the merger. Shareholders of Allied are being asked to approve the merger at a special meeting of shareholders to be held on Thursday, November 29, 2007. Buckhead Community shareholders are not required to approve the merger.

If the merger is completed, Allied shareholders will receive for each of their shares 1.20 shares of Buckhead Community common stock, $30.00 in cash, or a combination of both. Each Allied shareholder may choose the form of consideration received, subject to allocation procedures such that no more than 25% of the aggregate merger consideration will be in the form of cash. Depending on the elections of other Allied shareholders, you may be permitted to receive a different allocation of stock and cash than other Allied shareholders, all of which is described in this document.

It is possible, however, that you may not receive the type(s) of consideration that you elect because your election is subject to adjustment to the extent necessary to ensure that the merger consideration paid to all Allied shareholders consists of at least 1,643,172 shares of Buckhead Community common stock. While Buckhead Community currently has no plans to list its stock on an exchange and there is no guarantee that a liquid market for Buckhead Community common stock will develop, Buckhead Community common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended.

A special meeting of Allied’s shareholders will be held at the main offices of First National Bank of Forsyth County, 1700 Marketplace Blvd., Cumming, Georgia 30041, on Thursday, November 29, 2007 at 10:00 a.m. local time. At the special meeting, you will be asked to approve the Agreement and Plan of Reorganization by and among Buckhead Community, The Buckhead Community Bank, Allied and First National Bank of Forsyth County, which we also refer to in this proxy statement-prospectus as the merger agreement. Allied’s board of directors recommends that you vote FOR approval of the merger agreement and urges you to sign and date the enclosed proxy card and return it promptly in the enclosed envelope to make sure that your vote is counted. Of course, if you attend the meeting, you may vote in person, even if you have returned your proxy card.

You should read this entire proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “ Risk Factors,” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Buckhead Community common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated October 26, 2007 and is first being mailed to Allied’s shareholders on or about October 26, 2007.

ALLIED BANCSHARES, INC.

October 26, 2007

Dear Shareholder:

The Boards of Directors of Allied Bancshares, Inc. and Buckhead Community Bancorp, Inc, have each approved a transaction that will result in the merger of Allied into Buckhead Community. Buckhead Community will be the surviving company in the merger. Shareholders of Allied are being asked to approve the merger at a special meeting of the shareholders to be held on November 29, 2007.

If the merger is completed, Allied shareholders will receive for each of their shares 1.2 shares of Buckhead Community Common Stock, $30 in cash or a combination of both. Each Allied shareholder may choose the form of consideration received subject to allocation procedures such that no more than 25% of the aggregate merger consideration will be paid in the form of cash. Depending on the elections of other Allied shareholders, you may be permitted to receive a different allocation of stock and cash than other Allied shareholders, all of which is described in the enclosed document.

A special meeting of Allied shareholders will be held at the main offices of First National Bank of Forsyth County, located at 1700 Marketplace Boulevard, Cumming, Georgia 30041, on November 29, 2007, at 10:00 a.m. local time. At this special meeting, you will be asked to approve the Agreement and Plan of Reorganization by and among Buckhead Community, The Buckhead Community Bank, Allied, and First National Bank of Forsyth County. Allied’s Board of Directors recommends you vote “FOR” approval of the Merger Agreement and urges you to sign and date the enclosed Proxy Card and return it promptly in the enclosed envelope to make sure your vote is counted. Of course, if you attend the meeting, you may vote in person even if you have returned your Proxy Card.

You should read this entire Proxy Statement — Prospectus carefully because it contains important information about the merger.

If you have questions, please do not hesitate to contact me directly.

Sincerely

/s/ Andrew K. Walker

Andrew K. Walker President/CEO

1700 Market Place Blvd., Cumming, GA. 30041. (770) 888-0063 Fax (770) 888-0903

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this proxy statement-prospectus and the documents to which we refer you herein. If someone provides you with other information, please do not rely on it.

This proxy statement–prospectus has been prepared as of the date on the cover page. You should assume that the information appearing in this proxy statement-prospectus is accurate only as of the date on the front cover of this proxy statement-prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this proxy statement-prospectus, the terms “Buckhead Community” and “Allied” refer to Buckhead Community Bancorp, Inc. and Allied Bancshares, Inc., respectively, and, where the context requires, “Buckhead Community” may refer to Buckhead Community Bancorp, Inc. and its subsidiary, The Buckhead Community Bank. Similarly, where context requires, “Allied” may refer to Allied Bancshares, Inc. and its subsidiary First National Bank of Forsyth County.

HOW TO OBTAIN ADDITIONAL INFORMATION

Allied is a publicly traded company and is required to file certain reports, proxy statements and other information with the SEC. The SEC maintains a web site on the Internet that contains reports, proxy statements and other information about public companies, including Allied. The address of that site is http://www.sec.gov. You may also read and copy any materials filed with the SEC by Allied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Buckhead Community and the Buckhead Community common stock to be issued in the merger. Statements contained in this proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above, or without charge at the SEC’s website at the above address.

ALLIED BANCSHARES, INC.

1700 Marketplace Blvd.

Cumming, Georgia 30041

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 29, 2007

To the Shareholders of Allied Bancshares, Inc.:

Allied Bancshares, Inc. will hold a special meeting of shareholders at the main offices of First National Bank of Forsyth County, 1700 Marketplace Blvd., Cumming, Georgia 30041, on Thursday, November 29, 2007 at 10:00 a.m., local time, for the following purposes:

1.	Merger. To approve and adopt the Agreement and Plan of Reorganization, dated March 1, 2007, by and among Buckhead Community Bancorp, Inc., The Buckhead Community Bank, Allied Bancshares, Inc. and First National Bank of Forsyth County, pursuant to which Buckhead Community will acquire Allied and The Buckhead Community Bank will acquire First National Bank of Forsyth County. A copy of the merger agreement is attached to the accompanying proxy statement-prospectus as Appendix A.

2.	Other business. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only shareholders of record at the close of business on October 19, 2007, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the Agreement and Plan of Reorganization requires the affirmative vote of a majority of the shares of Allied common stock outstanding on the record date.

After careful consideration, your board of directors supports the merger and recommends that you vote FOR approval of the Agreement and Plan of Reorganization.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Allied’s secretary, or by filing a properly executed proxy card of a later date with Allied’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

Allied’s shareholders have dissenters’ rights with respect to the merger under Georgia law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Article 13 of the Georgia Business Corporation Code will be entitled to receive payment of the fair value of their shares in cash in accordance with Georgia law. A copy of Article 13 of the Georgia Business Corporation Code is attached as Appendix C to the proxy statement-prospectus.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

Cumming, Georgia

October 26, 2007

APPENDIX A	AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG BUCKHEAD COMMUNITY, THE BUCKHEAD COMMUNITY BANK, ALLIED AND FIRST NATIONAL BANK OF FORSYTH COUNTY (WITHOUT EXHIBITS)

APPENDIX B	FAIRNESS OPINION OF BURKE CAPITAL GROUP, LLC

APPENDIX C	FULL TEXT OF ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE

QUESTIONS AND ANSWERS

Q:	On what am I being asked to vote?

A:	You are being asked to approve the Agreement and Plan of Reorganization, which we may refer to as the merger agreement, and which provides for the acquisition of Allied by Buckhead Community.

Q:	How does my board of directors recommend I vote on the merger agreement?

A:	The board of directors of Allied recommends that you vote “FOR” approval of the merger agreement.

Q:	Why is my board of directors recommending that I vote for approval of the merger agreement?

A:	Your board of directors believes the merger is a strategic opportunity to combine with Buckhead Community, which is expected to create greater short- and long-term growth and shareholder value.

Q:	What will happen to First National Bank of Forsyth County as a result of the merger?

A:	If the merger occurs, the board of directors of Buckhead Community will promptly approve the merger of First National Bank of Forsyth County with and into The Buckhead Community Bank, which is a wholly owned subsidiary of Buckhead Community. We may refer to this transaction as the bank merger. The Buckhead Community Bank will be the surviving entity in the bank merger.

Q:	What vote is required to approve the merger agreement?

A:	Approval of the Agreement and Plan of Reorganization requires the affirmative vote of a majority of the outstanding shares of Allied common stock. The directors of Allied have agreed, subject to their fiduciary duties, to vote all of their 324,278 shares, or approximately 21.1% of the outstanding shares, in favor of the merger. See “The Merger Agreement—Affiliate Agreements” beginning on page 52.

Q:	What will I receive in the merger?

A:	Allied shareholders will receive for each of their shares: 1.20 shares of Buckhead Community common stock, $30.00 in cash, or a combination of both. Each Allied shareholder may choose the form of consideration received, subject to allocation procedures such that no more than 25% of the aggregate merger consideration will be in the form of cash. Depending on your election and the elections of other Allied shareholders, you may receive a lesser portion of your consideration in cash than you choose. See page 43 for further explanation.

Q:	If I am an Allied shareholder, will I always receive the form of consideration I elect to receive?

A:	No. The total amount of cash to be paid in the merger is capped. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Allied common stock you hold. If the elections of all Allied shareholders result in an oversubscription of the pool of cash, the exchange agent will allocate the consideration you will receive between cash and Buckhead Community common stock in accordance with the proration procedures described beginning on page 44 of this proxy statement-prospectus.

Q:	If I am an Allied shareholder, what happens if I do not make an election as to the form of consideration I will receive for my Allied common stock?

A:	If you fail to make an election prior to the election deadline, other than because you are exercising your dissenters’ rights, you will receive Buckhead Community common stock as consideration for your shares of Allied common stock, and will not receive any cash consideration. For more information concerning the merger consideration and election procedures, see “The Merger Agreement” on page 43.

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Q:	What are the income tax consequences of the merger to me?

A:	Powell Goldstein LLP has issued an opinion, which it will confirm as of the effective date of the merger, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Allied shareholders who receive all stock consideration in the merger will not recognize gain for federal income tax purposes as a result of the surrender of Allied common stock for receipt of Buckhead Community common stock. However, to the extent that you may elect to receive cash consideration for your shares of Allied common stock, or receive cash as a result of the exercise of dissenters’ rights or in lieu of a fractional share, you will recognize gain for federal income tax purposes. Your tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?

A:	We currently expect to complete the merger in the fourth quarter of 2007, shortly after the special shareholders’ meeting, assuming Allied shareholders and the applicable bank regulatory agencies approve the merger.

Q:	Will I be able to sell the Buckhead Community common stock I receive pursuant to the merger?

A:	Yes. While Buckhead Community currently has no plans to list its stock on an exchange and there is no guarantee that a liquid market for Buckhead Community common stock will develop, Buckhead Community common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended. All shares of Buckhead Community common stock that you receive pursuant to the merger will be freely transferable unless you are deemed an affiliate of Allied at the time of the merger or become an affiliate of Buckhead Community. Affiliates of Allied may, however, be able to freely sell the shares they receive pursuant to the merger subject to applicable securities regulations. See “Resale of Buckhead Community Common Stock” on page 51.

Q:	What should I do now?

A:	After carefully reading and considering the information in this proxy statement-prospectus, indicate on your proxy card how you want to vote, sign the proxy card and mail it in the enclosed postage-paid envelope as soon as possible, so that your shares will be represented at the special meeting.

NOTE: If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the merger agreement.

Q:	What if I do not vote?

A:	If you do not vote, by either signing and sending in your proxy card or attending and voting at the special meeting, it will have the same effect as voting your shares against the merger.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will vote your shares of stock on the merger agreement only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, the resulting broker nonvote will not be counted toward a quorum and your shares will not be voted at the special meeting, which will have the same effect as voting your shares against the merger.

Q:	Can I change my vote after I deliver my proxy?

A:

Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can revoke your proxy by giving written notice of revocation to Allied’s

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secretary. Second, you can submit a new properly executed proxy with a later date to Allied’s secretary, at or before the meeting. The latest proxy actually received before the meeting will be counted, and any earlier proxies will be revoked. Third, you can attend the special meeting and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy.

Q:	Should I send in my Allied stock certificates now?

A:	No. If the merger is completed, Buckhead Community will send all Allied shareholders written instructions for exchanging Allied common stock certificates for the merger consideration.

Q:	Am I entitled to dissenters’ rights in connection with the merger?

A:	Yes. If you wish, you may exercise dissenters’ rights arising out of the transaction contemplated by the merger agreement and obtain a cash payment for the “fair value” of your shares under Georgia law. To exercise dissenters’ rights, you must not vote in favor of the adoption and approval of the merger agreement, and you must strictly comply with all of the applicable requirements of Georgia law summarized under the heading “Dissenters’ Rights” in this proxy statement-prospectus. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. We have included a copy of the applicable provisions of Georgia law as Appendix C to this proxy statement-prospectus.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact: Andrew Walker, Allied Bancshares, Inc., 1700 Marketplace Blvd., Cumming, Georgia, 30041, telephone: (678) 947-3595.

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SUMMARY

We have prepared this summary of certain material information to assist you in your review of this proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of cash and shares of Buckhead Community common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the appendices and exhibits to this document. We urge you to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of Allied’s shareholders.

Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies (See page 63 for Buckhead Community and page 151 for Allied)

BUCKHEAD COMMUNITY BANCORP, INC.

415 East Paces Ferry Road

Atlanta, Georgia 30305

(404) 504-2548

Website: http://www.thebuckheadcommunitybank.com

Buckhead Community is a Georgia corporation and a registered bank holding company headquartered in Atlanta, Georgia. Buckhead Community’s banking subsidiary is The Buckhead Community Bank. The Buckhead Community Bank provides a full range of traditional banking services throughout the metropolitan Atlanta area through branch locations in the Midtown and Buckhead neighborhoods of Atlanta, in Alpharetta and in Sandy Springs, Fulton County, Georgia, as well as a loan production office in Suwanee, Forsyth County, Georgia.

As of December 31, 2006, Buckhead Community had consolidated total assets of approximately $541.2 million, consolidated total gross loans of approximately $378.3 million, consolidated total deposits of approximately $472.1 million and consolidated shareholders’ equity of approximately $39.8 million, up 38.3%, 43.8%, 35.6% and 37.4%, respectively, from December 31, 2005. Buckhead Community had net income for the year ended December 31, 2006 of approximately $5.3 million, or $1.18 per diluted share, compared to $0.86 per diluted share for the year ended December 31, 2005. As of June 30, 2007, Buckhead Community had consolidated total assets of $603.8 million and total gross loans of $430.8 million, up 11.6% and 13.9% respectively from December 31, 2006. Buckhead Community’s board of directors has not declared a dividend since Buckhead Community’s inception and does not expect to do so in the forseeable future.

ALLIED BANCSHARES, INC.

1700 Marketplace Blvd.

Cumming, Georgia 30041

(678) 947-3595

Website: www.fnbforsyth.com

Allied Bancshares, Inc. is a registered bank holding company headquartered in Cumming, Georgia. First National Bank of Forsyth County, Allied’s banking subsidiary (“FNB Forsyth”), provides banking services through its main office in Forsyth County, Georgia and also operates a branch office in Hall County, Georgia.

At December 31, 2006, Allied had total consolidated assets of approximately $191 million, total consolidated deposits of approximately $168 million, total consolidated loans of approximately $163 million, and consolidated shareholders’ equity of approximately $16 million. Allied had net income for the year ended

December 31, 2006 of $1.9 million, or $1.13 per diluted share, compared to $798.3 thousand or $.51 per diluted share for the year ended December 31, 2005. As of June 30, 2007, Allied had consolidated total assets of $218 million and total loans of $184 million, up 14.1% and 12.9% respectively from December 31, 2006.

The Merger Agreement (See page 43)

Under the terms of the merger agreement, Allied will merge with and into Buckhead Community with Buckhead Community being the surviving corporation. After the merger, First National Bank of Forsyth County will merge with and into The Buckhead Community Bank, with The Buckhead Community Bank being the surviving bank. Both Buckhead Community and The Buckhead Community Bank will continue their existence under Georgia law, while Allied and First National Bank of Forsyth County will cease to exist. The merger agreement is included as Appendix A to this proxy statement-prospectus. We encourage you to read the entire merger agreement carefully, as it is the legal document that governs the merger.

What You Will Receive in the Merger (See page 43)

If the merger is completed, Allied shareholders will receive for each of their shares either: 1.20 shares of Buckhead Community common stock, $30.00 in cash, or a combination of both. Each Allied shareholder may chose the form of consideration received, subject to allocation procedures such that no more than $13.375 million, approximately 25% of the aggregate merger consideration, will be in the form of cash. Depending on your election and the elections of other Allied shareholders, you may receive a lesser proportion of your consideration in cash. Under the terms of the merger agreement, the exchange agent is allowed to use its discretion, within the parameters set forth in the merger agreement, in issuing cash and Buckhead Community common stock to Allied shareholders to ensure that the total cash consideration equals no greater than $13.375 million. See “—Allocation and Proration Procedures,” at page 44 for more information.

Allied shareholders will suffer dilution as to their respective ownership percentages in the combined entity. Following the merger, Allied shareholders will hold as much as 32.3% of the issued and outstanding common stock of the combined entity if Allied shareholders elect to receive all stock consideration in the merger, or as little as 25.8% of the issued and outstanding common stock of the combined entity if Allied shareholders elect to receive the maximum amount of cash consideration.

Because the exchange ratio is fixed, unless you receive only cash for your shares of Allied common stock, the ratio of the total per-share merger consideration to the per share price of Allied common stock will fluctuate depending on the current price of the Allied common stock. The total merger consideration will not be adjusted to compensate for any subsequent increase or decrease in the market prices of Allied or Buckhead Community stock. In addition, because neither Buckhead Community’s nor Allied’s shares are currently traded on a securities exchange or interdealer quotation system, and the market for sales of each company’s stock is best characterized as irregular and illiquid, it may be difficult to determine the exact value of either Buckhead Community or Allied shares in the market at any given time.

No fractional shares of Buckhead Community common stock will be issued in connection with the merger. Instead, Buckhead Community will make a cash payment without interest to each shareholder of Allied who would otherwise receive a fractional share. The amount of such cash payment will be determined by multiplying the fraction of a share of Buckhead Community common stock otherwise issuable to such shareholder by $25.00, the value attributed to each share of Buckhead Community common stock for purposes of this transaction.

Effect of the Merger on Allied Options (See page 45)

As of October 4, 2007, there were 110,800 outstanding options to purchase Allied common stock, with a weighted average exercise price of $11.47 per share. Pursuant to the terms of the merger agreement, all of these outstanding options will be converted to options of Buckhead Community at the effective time, subject to adjustment as to the number of shares underlying such options and their respective exercise prices. As a result of the merger, Allied options will become options to purchase approximately 132,960 shares of Buckhead Community common stock, with a weighted average exercise price of $9.56 per share. Options to purchase fractional shares of Buckhead Community will not be issued in the merger. Allied option holders who would otherwise receive options to purchase fractional shares will receive cash in lieu of any such fractional share at a rate equal to the product of such fraction and $25.00, minus the product of such fraction and the per share exercise price of the respective Allied option immediately prior to the merger. Options to purchase a fractional share with an exercise price greater than $25.00 will be cancelled.

Effect of the Merger on Allied Warrants (See page 45)

Prior to the execution of the merger agreement, there were outstanding warrants for 287,142 shares of Allied common stock, with a weighted average exercise price of $10.00 per share. Pursuant to the merger agreement, all outstanding Allied warrants will be converted into the right to receive merger consideration for shares of Allied common stock warrant holders would have been eligible to receive had they exercised their warrants immediately prior to the effective time, less the respective exercise prices for such warrants. Allied warrant holders will be able to choose the form of consideration they wish to receive, subject to the allocation and proration procedures applicable to all Allied shareholders in the merger. See “—Allocation and Proration Procedures,” at page 44 for more information.

Your Expected Tax Treatment as a Result of the Merger (See page 54)

We expect that Buckhead Community, Allied and Allied shareholders who receive all Buckhead Community common stock for their shares of Allied common stock will not recognize any gain or loss for United States federal income tax purposes as a result of the merger. The completion of the merger is conditioned on receipt of a tax opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that Allied shareholders will not recognize gain or loss in connection with the exchange of their shares (except with respect to any cash received). The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Allied shareholder who elects to receive some proportion of cash consideration in the merger, or who receives cash pursuant to the exercise of dissenters’ rights.

Any shareholder of Allied who receives cash in the merger, as a result of perfecting dissenters’ rights under Georgia law, or otherwise, will recognize gain to the extent the cash received exceeds the shareholder’s tax basis in his or her Allied common stock. See “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.

Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. For these reasons, we recommend that you consult your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.

Dissenters’ Rights You Will Have as a Result of the Merger (See page 59)

If the merger is completed, those shareholders of Allied who do not vote for the merger and who follow certain procedures as required by Georgia law and described in this proxy statement-prospectus will be entitled to exercise dissenters’ rights and receive the “fair value” of their shares in cash under Georgia law. If you assert and perfect your dissenters’ rights, you will not receive the merger consideration but will be entitled to receive the “fair value” of your shares of stock in cash as determined in accordance with Georgia law. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. Appendix C includes the relevant provisions of Georgia law regarding these rights. See “Dissenters’ Rights” beginning on page 59 of this proxy statement-prospectus.

Comparative Stock Prices (See page 69 for Buckhead Community and page 155 for Allied)

Neither shares of Buckhead Community nor shares of Allied common stock are trading on any securities exchange or interdealer quotation system. The last known sale price for a share of Buckhead Community common stock was $30.00 on June 4, 2007. The last known sale price for a share of Allied common stock was $30.00 on June 21, 2007. The market for sales of each company’s stock is best characterized as irregular and illiquid, and it may be difficult to determine the exact value of either Buckhead Community or Allied shares in the market at any given time.

Reasons for the Merger (See page 30)

Allied’s directors considered a number of factors in approving the terms of the merger, including:

•	the potential increase in market liquidity due to the increase in the number of shareholders and number of shares outstanding;

•	the ability of the combined institutions to compete in relevant banking and non-banking markets;

•	the probable increased efficiency and profitability of FNB Forsyth resulting from economies of scale;

•	the advantage to FNB Forsyth resulting from the increase in products and services, which will be offered by the combined organizations;

•	the compatibility of management and business philosophy and the continued operation of FNB Forsyth as a community bank division of The Buckhead Community Bank;

•

the fixed nature of the exchange ratio and the possibility that if there is an increase in the market price of Buckhead Community common stock prior to completion of the merger the value to be received by Allied shareholders would be increased;

•	the tax-free basis of the stock consideration to be received by Allied shareholders;

•	the value of the shares of Buckhead Community offered to the Allied shareholders in relation to the estimated market value, book value and earnings per share of the Allied common stock;

•

the assessment by the board of directors of Allied of its strategic alternatives to the merger, including remaining an independent company and merging or consolidating with a company other than Buckhead;

•

the information regarding historical market prices and information with respect to Buckhead Community common stock, and the financial performance and condition, assets, liabilities, business operations, capital levels and prospects of each of Allied and Buckhead Community and their potential future values as separate entities and on a combined basis; and

•	the fairness opinion of Allied’s financial advisor regarding the merger and the exchange ratio.

Opinion of Allied’s Financial Advisor (See page 33)

In deciding to approve the merger, the board of directors of Allied considered the opinion of its financial advisor, Burke Capital Group, L.L.C. (“Burke Capital”). Burke Capital, an investment banking and financial advisory firm, has given a fairness opinion to the Allied board of directors that the terms of the merger are fair, from a financial point of view, to the shareholders of Allied. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Burke Capital considered relevant. The fairness opinion is attached to this proxy statement-prospectus as Appendix B. We urge all shareholders of Allied to read the entire opinion, which describes the procedures followed, matters considered and limitations on the review undertaken by Burke Capital in providing its opinion.

Your Board of Directors Recommends Shareholder Approval of the Merger Agreement (See page 26)

The board of directors of Allied has approved the merger agreement and believes that the merger is in the best interests of Allied’s shareholders. The board unanimously recommends that you vote FOR approval of the merger agreement.

Information About the Shareholders’ Meeting (See page 25)

A special meeting of the shareholders of Allied will be held on Thursday, November 29, 2007, at 10:00 a.m., local time. The meeting will be held at the main offices of First National Bank of Forsyth County, 1700 Marketplace Blvd., Cumming, Georgia 30041. At the meeting, the shareholders of Allied will vote on the merger agreement described above and in the notice for the meeting. If you approve the merger agreement and the other conditions to completing the merger are satisfied, we expect to complete the merger during the third quarter of 2007, shortly after the special shareholders’ meeting.

Quorum and Vote Required at the Meeting (See page 25)

Shareholders who own Allied common stock at the close of business on October 19, 2007, the record date, will be entitled to vote at the meeting. A majority of the issued and outstanding shares of Allied common stock, as of the record date for the meeting, must be present in person or by proxy at the meeting in order for a quorum to be present. If a quorum is not present at the meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present.

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Allied common stock outstanding on the record date.

Share Ownership of Management (See page 25)

As of the record date for the special meeting, directors and executive officers of Allied had or shared voting or dispositive power over approximately 21.1% of the issued and outstanding Allied common stock. These individuals have agreed with Buckhead Community that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger agreement.

As of the record date for the meeting, directors and executive officers of Buckhead Community had or shared voting or dispositive power over 29,900 shares, approximately 1.9%, of the issued and outstanding shares of Allied common stock. Directors and executive officers of Buckhead Community with voting power over shares of Allied common stock have indicated that they intend to vote all of their shares in favor of the merger. See, “Information About Buckhead Community - Material Contacts With Allied,” at page 138.

Following the completion of the merger, directors and executive officers of the combined entity will have or share voting or dispositive power over a significant portion of the issued and outstanding stock of the combined entity. The actual percentage of shares of the common stock of the combined entity held by directors and executive officers of the combined entity will depend upon the ultimate ratio of cash and stock consideration that will be paid in connection with the merger, which in turn will be determined by the consideration elections made by Allied shareholders and the proration procedures necessary to ensure that no more than $13.375 million in cash consideration is paid. See “The Merger Agreement - What Allied’s Shareholders Will Receive in the Merger,” at page 43, and “- Allocation and Proration Procedures,” at page 44 for more information. If all Allied shareholders elect to receive all stock consideration in the merger, directors and executive officers of the combined entity will beneficially own approximately 41.7% of the issued and outstanding shares of the combined entity. If sufficient Allied shareholders elect to receive cash such that the maximum cash consideration is exhausted, directors and executive officers of the combined entity will beneficially own approximately 45.3% of the issued and outstanding shares of the combined entity.

Structure of the Merger (See page 27)

•	Allied Bancshares, Inc. and First National Bank of Forsyth County will cease to exist after the merger.

•

The business of First National Bank of Forsyth County will be conducted through The Buckhead Community Bank. Andrew Walker, the current President and Chief Executive Officer of Allied, will become the regional President for branches of The Buckhead Community Bank operating in Cobb, Forsyth, and Hall Counties.

•	Two current Allied directors, Andrew Walker and Jackson P. Turner, will be appointed to Buckhead Community’s board of directors following the merger.

We Must Obtain Regulatory Approval to Complete the Merger (See page 52)

We cannot complete the merger unless we receive the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”) and the Georgia Department of Banking and Finance (“GDBF”). All regulatory applications and notices required to be filed prior to the merger have been filed, and we have received prior approval for the merger from the Federal Reserve, the FDIC and the GDBF. However, our prior approval from the Federal Reserve expires December 5, 2007, and our prior approval from the FDIC expires December 22, 2007. While we have already received a three-month extension of Federal Reserve approval, and intend to apply for additional extensions of our approvals as necessary and have no reason to believe that such extensions will not be granted, there is the possibility that a necessary extension may not be granted or may impose conditions not presently anticipated.

We Must Meet Several Conditions to Complete the Merger (See page 46)

In addition to the required regulatory approvals, the merger will only be completed if certain mutual conditions are met, including the following:

•	approval by Allied’s shareholders of the merger agreement by the required vote;

•	receipt by Buckhead Community and Allied of an opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization;

•	receipt by Allied of an opinion from Burke Capital that the merger consideration is fair, from a financial point of view, to Allied’s shareholders;

•	receipt by Buckhead Community of an agreement not to compete and an affiliate agreement from each Allied director;

•

all representations and warranties of the parties to the merger agreement must be true and correct, except as to such inaccuracies as would not reasonably be expected to have a material adverse effect in the aggregate, and the parties must have performed in all material respects all of their obligations under the merger agreement;

•	delivery of certified copies of resolutions adopted by Allied’s board of directors; and

•	additional conditions customary in transactions of this type.

If all regulatory approvals are received and the other conditions to completion are satisfied, Buckhead Community and Allied contemplate that they will complete the merger shortly after the special shareholders’ meeting.

Termination and Termination Fee (See page 48)

The merger agreement may be terminated, either before or after shareholder approval, under certain circumstances described in detail later in this proxy statement-prospectus. If Buckhead Community terminates the merger agreement because Allied’s board withdraws or changes its recommendation of the merger agreement, or recommends or approves an acquisition transaction other than the Buckhead Community merger, or if Allied terminates the merger agreement because it receives an acquisition offer, Allied (or its successor) must pay to Buckhead Community a termination fee of $2.5 million.

Allied’s Directors and Executive Officers Have Financial Interests in the Merger that Differ from Your Interests (See page 49)

The executive officers and directors of Allied have financial interests in the merger in addition to their interests as shareholders of Allied generally. The members of the Allied board of directors knew about these additional financial interests and considered them when they adopted the merger agreement. Such interests include, among others:

•	the continuation of employee benefits with aggregate annual salaries estimated to be approximately $515,000 during the 2008 fiscal year;

•	provisions in the merger agreement relating to director and officer liability insurance and the indemnification of officers and directors of Allied for certain liabilities; and

•	potential change of control payments that may be owed following the merger, which in the aggregate could amount to $515,000.

These financial interests are more fully described in this proxy statement-prospectus under the heading “The Merger Agreement—Interests of Certain Persons in the Merger” at page 49.

Employee Benefits of Allied Employees after the Merger (See page 49)

Buckhead Community has agreed to offer to all current employees of Allied who become Buckhead Community employees as a result of the merger substantially similar employee benefits to those that Buckhead Community offers to its employees in similar positions.

Differences in Rights of Allied’s Shareholders after the Merger (See page 57)

Allied shareholders who receive Buckhead Community common stock in the merger will become Buckhead Community shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Georgia law and by Buckhead Community’s articles of incorporation and bylaws. The rights of Buckhead Community shareholders are different in certain respects from the rights of Allied’s shareholders. Specifically, Allied’s governance documents currently include certain anti-takeover provisions—a classified board of directors and heightened approval requirements for a merger or sale of the company—that Buckhead Community’s governance documents do not. This could make it easier for an individual or group of shareholders to gain control of Buckhead Community than would be possible with respect to Allied before the merger. These material differences are more thoroughly described later in this proxy statement-prospectus.

Accounting Treatment (See page 53)

Buckhead Community is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America (“GAAP”).

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF BUCKHEAD COMMUNITY

The following table sets forth certain consolidated financial information of Buckhead Community. This information is based on, and should be read in conjunction with, the audited consolidated financial statements and related notes and the unaudited consolidated financial statements of Buckhead Community in the section of this proxy statement-prospectus titled “Audited Financial Statements for the Year Ended December 31, 2006,” at page 72, and “Unaudited Financial Statements for the Six Month Period Ended June 30, 2007,” at page 98.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)
Income Statement Data:
Total interest and dividend income	$23,096	$16,665	$37,888	$21,984	$12,454	$8,999	$6,842
Gross interest expense	12,348	7,554	18,346	9,012	3,659	3,022	3,180
Net interest income before provision for loan losses	10,748	9,111	19,542	12,972	8,795	5,977	3,662
Provision for loan losses	750	1,000	2,050	1,775	975	803	314
Net interest income after provision for loan losses	9,998	8,111	17,492	11,197	7,820	5,174	3,348
Noninterest income	817	962	1,829	1,778	581	691	545
Noninterest expense	6,654	5,311	11,239	7,953	5,480	3,943	2,878
Income (loss) before income taxes	4,161	3,762	8,082	5,022	2,921	1,922	1,015
Income tax provision (benefit)	1,441	1,317	2,820	1,744	881	603	248

Net income (loss)	2,720	2,445	5,262	3,278	2,040	1,319	767

Per Common Share:
Net income (loss)—basic[1]	$0.59	$0.61	$1.24	$0.94	$0.63	$0.41	$0.33
Net income (loss)—diluted[1]	0.59	0.59	1.18	0.86	0.58	0.38	0.30
Cash dividends declared	0	0	0	0	0	0	0
Book value	8.99	7.29	8.71	7.44	5.71	5.12	4.85
Period End Balances:
Loans (net of loan loss reserve)	$425,538	$338,281	$373,808	$259,805	$183,862	$123,271	$91,890
Earning assets[2]	581,441	460,860	523,238	381,062	258,369	187,129	130,879
Total Assets	603,760	476,892	541,226	391,270	264,832	190,958	135,728
Deposit	528,207	416,497	472,089	348,259	219,847	159,328	106,412
Shareholders’ equity	41,151	31,553	39,791	28,955	18,744	16,429	15,545
Average Balances:
Loans	$407,437	$306,738	$335,487	$233,039	$150,405	$107,887	$77,873
Earning assets[2]	551,324	412,876	457,741	312,337	212,780	156,167	123,085
Total assets	568,725	427,156	470,482	320,330	221,003	160,392	114,845
Deposits	498,328	375,967	414,623	280,929	182,638	131,629	92,761
Shareholders’ equity	41,003	30,158	32,444	23,806	17,587	15,867	9,580
Shares outstanding—basic[1]	4,570,852	3,991,519	4,227,932	3,491,643	3,226,648	3,208,248	2,346,615
Shares outstanding—diluted[1]	4,624,560	4,155,980	4,447,240	3,823,320	3,514,107	3,502,548	2,577,203
Performance Ratios:
Return on average assets	0.96%	1.15%	1.12%	1.02%	0.92%	0.82%	0.67%
Return on average equity	13.37%	16.34%	16.22%	13.77%	11.60%	8.31%	8.01%
Net interest margin	3.90%	4.41%	4.27%	4.15%	4.13%	3.75%	3.12%
Efficiency ratio[3]	57.54%	52.74%	52.59%	53.92%	58.45%	59.13%	68.41%
Average loans to average deposits	87.49%	88.80%	80.91%	82.95%	82.35%	81.96%	83.95%
Average equity to average assets	7.21%	7.06%	6.90%	7.43%	7.96%	9.89%	8.34%
Capital Ratios:
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Tier I capital to risk adjusted assets	9.50%	9.96%	12.28%	10.97%	11.09%	11.58%	14.54%
Total capital to risk adjusted assets	10.50%	11.03%	13.63%	12.00%	12.18%	12.56%	15.44%
Tier I capital to average tangible assets	8.34%	8.87%	10.17%	9.69%	9.90%	9.01%	11.61%
Asset Quality Ratios:
Nonperforming assets to total assets[4]	1.94%	0.84%	1.53%	0.64%	0.01%	0.06%	0.27%
Loan loss reserve to nonperforming assets[4]	44.93%	107.03%	54.36%	132.52%	9176.92%	1157.02%	260.99%
Net loans charged-off to average loans	0.01%	0.01%	0.25%	0.37%	(0.01)%	0.32%	0.02%
Provision for loan loss to average loans	0.36%	0.65%	0.62%	0.77%	0.67%	0.74%	0.40%

(1)

Shares outstanding —diluted are computed by taking the net income applicable to common stock divided by average number of common shares outstanding with the effect of dilutive options and warrants, etc. Basic and diluted shares outstanding have been adjusted to reflect stock splits in prior periods for purposes of calculating earnings per share.

(2)	Earning Assets are determined by adding loans, loans held for sale, investment securities, deposits at the Federal Home Loan Bank, and federal funds sold.

(3)	Noninterest expense divided by the sum of net interest income and noninterest income.

(4)	Nonperforming assets include non-accrual loans and loans over 90 days past due, other real estate owned and repossessed assets.

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information for Buckhead Community and Allied on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the Allied merger using the purchase method of accounting. This information should be read in conjunction with the companies’ historical financial statements and related notes as well as financial data included elsewhere in this proxy statement-prospectus. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the mergers had occurred before such periods or the future results that the companies will experience after the mergers.

Because the ratio of cash consideration to stock consideration to be issued in the merger is variable, pro forma data are provided as to two possible cash/stock consideration ratios. These ratios are not meant to illustrate a distinct, limited set of possibilities, but rather are meant to be points of reference on the continuous spectrum of possible cash/stock consideration ratios for the merger, and should be understood as such. While it is likely that the actual cash/stock consideration ratio for the merger will not be one of the exact ratios listed below, these ratios are meant to assist in illustrating the effects of changes in the ratio of cash/stock consideration on the associated financial metrics.

The pro forma combined income per diluted share has been computed based on the diluted average number of outstanding common shares of Buckhead Community adjusted for the additional shares to be issued in connection with the acquisition of Allied where each of 75% and 90% of the merger consideration will be in the form of stock. The Allied merger equivalent income per diluted share is based on the number of shares of Buckhead Community common stock into which each share of Allied common stock will be converted in the merger.

The pro forma combined book value per share is based upon the pro forma combined equity of Buckhead Community divided by the pro forma number of outstanding shares of the combined companies, where each of 75% and 90% of the merger consideration will be in the form of stock. The Allied merger equivalent book value per share is based on the number of shares of Buckhead Community common stock into which each share of Allied common stock will be converted in the merger.

Buckhead Community intends to finance any cash consideration paid in connection with the merger from cash on hand or other readily available, liquid assets. Buckhead Community currently anticipates that it will have approximately $10.5 million in cash on hand and federal funds and investment securities available for sale with which to finance the merger. If Allied shareholders elect to receive more than $10.5 million in cash consideration, Buckhead Community will have to obtain additional capital in order to fund the cash consideration portion of the merger.

Because the Federal Reserve prohibits the use of short-term debt to fund acquisitions, and Buckhead Community has determined it would be in the best interests of all shareholders to fund the cash consideration with equity rather than by incurring long-term debt, Buckhead Community has entered into an agreement with one of its directors, R. Charles Loudermilk, Sr., who has agreed to purchase shares of Buckhead Community such that the proceeds from the purchase provide sufficient cash to satisfy the cash consideration due to Allied shareholders as a result of the merger, to the extent that this cash consideration exceeds the cash on hand available to Buckhead Community. Mr. Loudermilk has agreed to purchase the shares at $25.00 per share. The shares sold to Mr. Loudermilk will be issued based upon an exemption from registration under the Securities Act.

Accordingly, if the cash consideration due to Allied shareholders as a result of the merger exceeds $10.5 million, or approximately 21.2% of the total consideration for the merger, Buckhead Community will issue up to 113,280 shares of its common stock to Mr. Loudermilk pursuant to his purchase commitment. Any of the following pro forma calculations based upon cash consideration paid to Allied shareholders in excess of $10.5 million, or approximately 21.1% of the total consideration for the merger, account for the shares issued to Mr. Loudermilk pursuant to his capital contribution.

The foregoing assumes that the shares of Buckhead Community common stock to be issued will have a value of $25.00 per share, which was the value assigned to the Buckhead Community common stock in the merger agreement.

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Net income per common share:
Income (loss) per diluted share:
Buckhead Community	$0.59	$1.18
Allied	0.55	1.13
Pro forma combined
25% cash, 75% stock	0.54	1.09
10% cash, 90% stock	0.53	1.07
Allied merger equivalent(1)
25% cash, 75% stock	0.65	1.31
10% cash, 90% stock	0.64	1.28

	As of June 30, 2007	Year Ended December 31, 2006
Balance Sheet Data:
Net book value per share:
Buckhead Community	$8.99	$8.71
Allied	11.36	10.80
Pro forma combined
25% cash, 75% stock	13.68	13.48
10% cash, 90% stock	13.80	13.60
Allied merger equivalent(1)
25% cash, 75% stock	16.42	16.18
10% cash, 90% stock	16.54	16.32

(1)	Calculated by multiplying the pro forma combined information by the exchange ratio of 1.20.

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On March 1, 2007, Allied announced the signing of a definitive agreement to be acquired, along with its wholly-owned subsidiary FNB Forsyth, by Buckhead Community. The following unaudited pro forma condensed balance sheets and statements of income as of June 30, 2007 have been prepared to reflect the acquisition by Buckhead of 100% of Allied after giving effect to the adjustments described in the notes to the pro forma condensed financial statements. In the acquisition, Allied shareholders will receive total consideration of up to $13.375 million in cash and at least 1,643,172 shares of Buckhead Community common stock. If all Allied shareholders and warrant holders elect to receive all stock consideration in the merger, up to 2,187,410 shares of Buckhead Community common stock, having an estimated aggregate value of $54,685,250 will be issued in the transaction. The foregoing assumes that the shares of Buckhead Community common stock to be issued will have a value of $25.00 per share, which is the per-share value that was assigned to Buckhead Community common stock in the merger agreement.

The acquisition will be accounted for as a purchase transaction. Under the purchase method of accounting, Buckhead Community records the assets and liabilities of the acquired entities at their fair values on the closing date of the acquisition. The pro forma condensed balance sheet has been prepared assuming the transaction was consummated on June 30, 2007. The pro forma condensed statement of income has been prepared assuming the transaction was consummated at the beginning of each period.

The selected unaudited pro forma condensed financial information is presented for illustrative purposes only and does not indicate either the operating results that would have occurred had the acquisition been consummated June 30, 2007 or at the beginning of each period, as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed financial information is based upon assumptions and adjustments that Buckhead Community believes are reasonable. Only such adjustments as have been noted in the accompanying footnotes have been applied in order to give effect to the proposed transaction described in this proxy statement-prospectus.

Because the ratio of cash consideration to stock consideration to be issued in the merger is variable, pro forma data are provided as to two possible cash/stock consideration ratios. These ratios are not meant to illustrate a distinct, limited set of possibilities, but rather are meant to be points of reference on the continuous spectrum of possible cash/stock consideration ratios for the merger, and should be understood as such. It is likely that the actual cash/stock consideration ratio for the merger will differ from the exact ratios listed below, and it is possible that the actual consideration ratio could range from the 25% cash/75% stock ratio provided below up to and including a 100% stock consideration. See, “What Allied’s Shareholders will Receive in the Merger,” at page 43. The consideration ratios included below are meant to assist in illustrating the effects of changes in the ratio of cash/stock consideration on the associated financial metrics.

These selected unaudited pro forma condensed financial statements should be read in conjunction with Allied’s financial information, including the audited consolidated financial statements and related notes and the unaudited consolidated financial statements of Allied in the section of this proxy statement-prospectus titled “Information About Allied—Audited Financial Statements for the Year Ended December 31, 2006,” at page 158, and “Information About Allied—Unaudited Financial Statements for the Six Month Period Ended June 30, 2007,” at page 180, as well as the financial information for Buckhead Community, including the audited consolidated financial statements and related notes and the unaudited consolidated financial statements of Buckhead Community in the section of this proxy statement-prospectus titled “Information About Buckhead Community—Audited Financial Statements for the Year Ended December 31, 2006,” at page 72, and “Information About Buckhead Community—Unaudited Financial Statements for the Six Month Period Ended June 30, 2007,” at page 98.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

COMBINED WITH ALLIED BANCSHARES, INC. AND SUBSIDIARY

PRO FORMA CONDENSED BALANCE SHEET BASED ON 75% STOCK 25% CASH PURCHASE

AS OF JUNE 30, 2007

(Unaudited)

(Dollars in Thousands)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Buckhead	Allied
Assets
Cash and due from banks	$7,974	$2,093	$2,832	(1)	$10,067
			(2,832	)(2)
Interest bearing deposits in banks	389	3,068	—		3,457
Federal funds sold	48,651	8,076	(7,548	)(2)	49,179
Investment securities	97,886	17,386	(2,995	)(2)	112,277
Loans, net (including loans held for sale)	429,265	181,478	(437	)(3)	610,306
Premises and equipment	6,268	3,481	579	(3)	10,328
Investment in Allied	—	—	54,454	(2)	—
			(54,454	)(3)	—
Intangible assets	—	—	2,180	(3)	2,180
Goodwill	—	—	35,598	(3)	35,598
Other assets	13,327	2,418	—		15,745

	$603,760	$218,000	$27,377		$849,137

Liabilities and Equity
Deposits	$528,207	$199,615	$(78	)(3)	$727,744
Federal funds purchased and securities under agreements to repurchase	15,052	—	—		15,052
Other borrowings	—	—	—		—
Subordinated debentures	15,465	—	—		15,465
Other liabilities	3,885	1,142	787	(3)	5,814

Total liabilities	562,609	200,757	709		764,075

Equity
Common stock	46	—	16	(2)	63
			1	(1)
Capital surplus	27,591	—	41,063	(2)	71,485
			2,831	(1)
Retained earnings	15,977	—	—		15,977
Other comprehensive loss	(2,252)	—	—		(2,252)
Unearned compensation	(211)	—	—		(211)
Treasury stock		—	—		—
Equity of Allied	—	17,243	(17,243	)(3)	—

Total equity	41,151	17,243	26,668		85,062

	$603,760	$218,000	$27,377		$849,137

(1)

Adjustment reflects a $2,832,000 capital contribution by Mr. Loudermilk to fund the portion of cash consideration in excess of $10,543,000, representing available cash on hand and federal funds and investment securities available for sale, that is payable in the merger to Allied shareholders. Mr. Loudermilk will receive 113,280 shares of Buckhead Community common stock in exchange for this contribution.

Buckhead Community’s banking regulators prohibit the use of short-term debt to fund acquisitions, and Buckhead Community has determined that it is in the best interests of all Shareholders to fund the cash consideration using equity rather than by incurring long-term debt.

(2)

Payment of $13,375,000 in cash (representing approximately 25% of total consideration) and issue of 1,643,172 of Buckhead common stock (with an assumed market value of $25.00 per share) in exchange for 100% of the equity of Allied for a total consideration of $54,454,300.

(3)

Elimination of investment in Allied and allocation of purchase price as follows: The excess of purchase price over the fair value of net assets acquired amounting to $37,211,000 has been allocated as follows: adjustment of loans to estimated fair value due to changes in market interest rates ($437,000), adjustment of premises and equipment to estimated fair value $579,000, estimation of intangible asset from core deposit premium $2,180,000, adjustment of deposits to estimated fair value due to changes in market interest rates ($78,000), deferred tax liability for estimated fair value adjustments $787,000 and resulting goodwill of $35,598,000.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

COMBINED WITH ALLIED BANCSHARES, INC. AND SUBSIDIARY

PRO FORMA CONDENSED STATEMENT OF INCOME BASED ON 75% STOCK 25% CASH PURCHASE

(Unaudited)

(Dollars in Thousands, Except Per Share Data)

	Six Months Ended June 30, 2007
	Buckhead Historical	Allied Historical	Pro Forma Adjustments (Note B)		Pro Forma Combined
Interest income	$23,096	$8,253	$(290	)(1)	$31,132
			73	(2)
Interest expense	12,348	4,286	13	(2)	16,647

Net interest income	10,748	3,967	(230)		14,485
Provision for loan loss	750	547	—		1,297

Net interest income after provision for loan losses	9,998	3,420	(230)		13,188
Other income	817	150	—		967
Other expense	6,654	2,078	109	(2)	8,841

Income from continuing operations before income taxes	4,161	1,492	(339)		5,314
Income taxes	1,441	541	(129	)(3)	1,853

Income from continuing operations	$2,720	$951	$(210)		$3,461

Income per share from continuing operations—basic					$0.56

Income per share from continuing operations—diluted					$0.54

	Year Ended December 31, 2006
	Buckhead Historical	Allied Historical	Pro Forma Adjustments (Note B)		Pro Forma Combined
Interest income	$37,888	$12,736	$(580	)(1)	$50,190
			146	(2)
Interest expense	18,346	5,634	26	(2)	24,006

Net interest income	19,542	7,102	(460)		26,184
Provision for loan loss	2,050	661	—		2,711

Net interest income after provision for loan losses	17,492	6,442	(460)		23,474
Other income	1,829	320	—		2,149
Other expense	11,239	3,647	218	(2)	15,104

Income from continuing operations before income taxes	8,082	3,115	(678)		10,519
Income taxes	2,820	1,204	(258	)(3)	3,766

Income from continuing operations	$5,262	$1,911	$(420)		$6,753

Income per share from continuing operations—basic					$1.15

Income per share from continuing operations—diluted					$1.09

(1)	Loss of interest on federal funds sold and investments used to fund the acquisition using an average rate of 5.50%.
(2)	Pro forma adjustments to income resulting from the allocation of the purchase price of Allied as follows:

Amortization of intangible assets using the straight-line method over an average period of 10 years.

Amortization of mark to market adjustment on loans over a weighted-average period of 3 years.

Amortization of mark to market adjustment on deposits over a weighted-average period of 3 years.

(3)	Tax effect of pro forma adjustment for reduction in interest income and the amortization of purchase adjustments using a tax rate of 38%.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

COMBINED WITH ALLIED BANCSHARES, INC. AND SUBSIDIARY

PRO FORMA CONDENSED BALANCE SHEET BASED ON 90% STOCK 10% CASH PURCHASE

JUNE 30, 2007

(Unaudited)

(Dollars in Thousands)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Buckhead	Allied
Assets
Cash and due from banks	$7,974	$2,093	$—		$10,067
Interest bearing deposits in banks	389	3,068	—		3,457
Federal funds sold	48,651	8,076	(5,445	)(1)	51,282
Investment securities	97,886	17,386	—		115,272
Loans, net	429,265	181,478	(437	)(2)	610,306
Premises and equipment	6,268	3,481	579	(2)	10,328
Investment in Allied	—	—	54,454	(1)	—
			(54,454	)(2)	—
Intangible assets	—	—	2,180	(2)	2,180
Goodwill	—	—	35,598	(2)	35,598
Other assets	13,327	2,418	—		15,745

	$603,760	$218,000	$32,475		$854,235

Liabilities and Equity
Deposits	$528,207	$199,615	$(78	)(2)	$727,744
Federal funds purchased and securities under agreements to repurchase	15,052	—	—		15,052
Other borrowings	—	—	—		—
Subordinated debentures	15,465	—	—		15,465
Other liabilities	3,885	1,142	787	(2)	5,814

Total liabilities	562,609	200,757	709		764,075

Equity
Common stock	46	—	19	(1)	65
Capital surplus	27,591	—	48,990	(1)	76,581
Retained earnings	15,977	—	—		15,977
Other comprehensive loss	(2,252)	—	—		(2,252)
Unearned compensation	(211)	—	—		(211)
Treasury stock		—	—		—
Equity of Allied	—	17,243	(17,243	)(2)	—

Total equity	41,151	17,243	31,776		90,160

	$603,760	$218,000	$32,475		$854,235

(1)

Payment of $5,445,000 in cash (representing approximately 10% of total consideration) and issue of 1,960,344 of Buckhead common stock (with an assumed market value of $25.00 per share) in exchange for 100% of the equity of Allied for a total consideration of $54,454,300.

(2)

Elimination of investment in Allied and allocation of purchase price as follows: The excess of purchase price over the fair value of net assets acquired amounting to $37,211,000 has been allocated as follows: adjustment of loans to estimated fair value due to changes in market interest rates ($437,000), adjustment of premises and equipment to estimated fair value $579,000, estimation of intangible asset from core deposit premium $2,180,000, adjustment of deposits to estimated fair value due to changes in market interest rates ($78,000), deferred tax liability for estimated fair value adjustments $787,000 and resulting goodwill of $35,598,000.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

COMBINED WITH ALLIED BANCSHARES, INC. AND SUBSIDIARY

PRO FORMA CONDENSED STATEMENT OF INCOME BASED ON 90% STOCK 10% CASH PURCHASE

(Unaudited)

(Dollars in Thousands, Except Per Share Data)

	Six Months Ended June 30, 2007
	Buckhead Historical	Allied Historical	Pro Forma Adjustments (Note B)		Pro Forma Combined
Interest income	$23,096	$8,253	$(143	)(1)	$31,279
			73	(2)
Interest expense	12,348	4,286	13	(2)	16,647

Net interest income	10,748	3,967	(83)		14,632
Provision for loan loss	750	547	—		1,297

Net interest income after provision for loan losses	9,998	3,420	(83)		13,335
Other income	817	150	—		967
Other expense	6,654	2,078	109	(2)	8,841

Income from continuing operations before income taxes	4,161	1,492	(192)		5,461
Income taxes	1,441	541	(73	)(3)	1,909

Income from continuing operations	$2,720	$951	$(119)		$3,552

Income per share from continuing operations—basic					$0.54

Income per share from continuing operations—diluted					$0.53

	Year Ended December 31, 2006
	Buckhead Historical	Allied Historical	Pro Forma Adjustments (Note B)		Pro Forma Combined
Interest income	$37,888	$12,736	$(286	)(1)	$50,484
			146	(2)
Interest expense	18,346	5,634	26	(2)	24,006

Net interest income	19,542	7,102	(166)		26,478
Provision for loan loss	2,050	661	—		2,711

Net interest income after provision for loan losses	17,492	6,442	(166)		23,768
Other income	1,829	320	—		2,149
Other expense	11,239	3,647	218	(2)	15,104

Income from continuing operations before income taxes	8,082	3,115	(384)		10,813
Income taxes	2,820	1,204	(146	)(3)	3,878

Income from continuing operations	$5,262	$1,911	$(238)		$6,935

Income per share from continuing operations—basic					$1.12

Income per share from continuing operations—diluted					$1.07

(1)	Loss of interest on federal funds sold used to fund the acquisition using an average rate of 5.25%.
(2)	Pro forma adjustments to income resulting from the allocation of the purchase price of Allied as follows:

Amortization of intangible assets using the straight-line method over an average period of 10 years.

Amortization of mark to market adjustment on loans over a weighted-average period of 3 years.

Amortization of mark to market adjustment on deposit over a weighted-average period of 3 years.

(3)	Tax effect of pro forma adjustment for reduction in interest income and the amortization of purchase adjustment using a tax rate of 38%.

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, you should carefully consider the matters described below in determining whether to adopt and approve the merger agreement.

Risk Relating to the Merger

Your merger consideration is fixed and will not be adjusted if the price of Buckhead Community stock should fall and/or the price of Allied stock should rise.

Each share of Allied common stock you own will be converted into the right to receive either 1.20 shares of Buckhead Community common stock, cash in the amount of $30.00 or a combination of both. The price of Buckhead Community common stock you receive, as well as the price of Allied common stock you currently own, may vary between the date of this proxy statement-prospectus and at the date of Allied’s special meeting. Such variations in the prices of Buckhead Community and Allied common stock may result from changes in the business, operations or prospects of Buckhead Community or Allied, regulatory considerations, general market and economic conditions as well as other factors. Despite any such variations, the merger consideration you are entitled to receive will not change.

In addition, there is no established public trading market for shares of either Buckhead Community or Allied common stock. As a result, any markets in Buckhead Community or Allied common stock prior to the merger should be characterized as illiquid and irregular, and it is possible that a more liquid or regular market for Buckhead Community common stock will never develop. At the time of the special meeting, you will not know the exact market value of Buckhead Community or Allied common stock. See “The Merger Agreement—What Allied Shareholders will Receive in the Merger” at page 43.

The form of consideration you ultimately receive in the merger could be different from the form you elect based on the form of consideration elected by other shareholders.

You and all other Allied shareholders will be permitted to make an election as to the form of consideration you would like to receive: cash, Buckhead Community common stock, or a combination of both. Because the total amount of cash to be issued in the merger is capped, the exchange agent will be allowed, subject to limitations set forth in the agreement, to adjust the form of consideration that you receive in order to ensure no more than $13.375 million in cash is paid. Consequently, if the cash consideration is oversubscribed, you could receive a different form or a different ratio of consideration from the form or ratio you elect. See, “The Merger Agreement—Allocation and Proration Procedures,” at page 44.

Combining our two companies may be more difficult, costly, or time-consuming than we expect.

Buckhead Community and Allied have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, we might not achieve the economic benefits we expect to result from the acquisition. As with any merger of banking institutions, there also may be business disruptions that cause the combined entity to lose customers or cause customers to take their deposits out of our banks and move their business to other financial institutions.

Extensions of required regulatory approvals, such as may be needed, may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

The merger must be approved by the Federal Reserve, the FDIC and the GDBF in order to be consumated. While the merger has received the prior approval of the Federal Reserve, the FDIC and the GDBF, our prior approval from the Federal Reserve expires on December 5, 2007, and our prior approval from the FDIC expires on December 22, 2007. We have already received a three-month extension of prior approval from the Federal Reserve and intend to apply for additional extensions of our approvals as necessary. While we have no reason to believe that such extensions will not be granted, there is the possibility that a necessary extension may not be granted on a timely basis or at all, or may impose conditions not presently anticipated and which may have a materially adverse effect on the combined company following the merger or may preclude completion of the merger entirely.

The market price of Buckhead Community common stock after the merger may be affected by factors different from those affecting the market price of Allied common stock or the Buckhead Community common stock currently.

The businesses of Buckhead Community and Allied differ in some respects and, accordingly, the results of operations of Buckhead Community and the market price of Buckhead Community’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Buckhead Community or Allied. For a discussion of the businesses of Buckhead Community and Allied and of certain factors to consider in connection with those businesses, see, “Information About Allied,” at page 151 and “Information About Buckhead Community,” at page 63.

The merger agreement includes a termination fee, which may cause any subsequent third-party bids to purchase Allied to be reduced to compensate for this fee or may discourage subsequent third-party bidding entirely.

The merger agreement contains provisions that provide for Allied to pay Buckhead Community a fee of $2.5 million if the transaction is terminated because Allied decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Allied from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Allied than it might otherwise have proposed to pay.

Certain directors and executive officers of Allied have financial interests in the merger other than their interests as shareholders.

Certain directors and executive officers of Allied have financial interests in the merger other than their interests as shareholders. The board of directors of Allied was aware of these interests at the time it approved the merger. These interests may cause Allied’s directors and executive officers to view the merger proposal differently than you may view it. See, “The Merger Agreement—Interests of Certain Persons in the Merger,” at page 49.

You will experience a substantial reduction in percentage ownership and voting power with respect to your shares as a result of the merger.

Allied shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power through their stock ownership in Buckhead Community relative to their percentage ownership interest in Allied prior to the merger. If the merger is consummated, Allied shareholders will suffer dilution as to their respective ownership percentages in the combined entity. Following the merger, Allied shareholders will hold as much as 32.3% of the issued and outstanding common stock of the combined entity if Allied shareholders elect to receive all stock consideration in the merger, or as little as 25.8% of the issued and outstanding common stock, of the combined entity if the cash consideration is exhausted, based on the number of shares of outstanding Buckhead Community common stock as of June 30, 2007. Accordingly, even if such shareholders were to vote as a group, such a group could still be outvoted by other Buckhead Community shareholders. In addition, the degree to which any individual Allied shareholder experiences dilution as a result of the merger is partially contingent on the proportion of cash and stock elected by other Allied shareholders. See, “The Merger Agreement—What Allied Shareholders will Receive in the Merger,” at page 43.

Risk Relating to Buckhead Community—the Combined Company

Buckhead Community’s business strategy includes the continuation of significant growth plans, and its financial condition and results of operations could be negatively affected if it fails to manage its growth effectively.

Buckhead Community has grown rapidly over the past several years and intends to continue to pursue a significant growth strategy for its business. Buckhead Community’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Buckhead Community may not be able to further expand its market presence in existing markets or to enter new markets successfully nor can it guarantee that any such expansion would not adversely affect its results of operations. Failure to manage growth effectively could have a material adverse effect on the business, future prospects, financial condition or results of operations of Buckhead Community, and could adversely affect its ability to successfully implement business strategies. Also, if such growth occurs more slowly than anticipated or declines, operating results of Buckhead Community could be materially adversely affected.

The ability of Buckhead Community to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in its market areas and the ability to manage its growth. While the management of Buckhead Community believes it has the management resources and internal systems in place to manage future growth successfully, it is possible that Buckhead Community may not be able to grow or sustain its growth because of insufficient management resources or poor internal systems, or that future growth opportunities may be unavailable.

Buckhead Community’s recent results may not be indicative of its future results.

Buckhead Community may not be able to sustain its historical rate of growth and may not even be able to grow its business at all. In addition, Buckhead Community’s recent and rapid growth may distort some of its historical financial ratios and statistics. In the future, Buckhead Community may not have the benefit of several recently favorable factors, such as a generally predictable interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit Buckhead Community’s ability to expand its market presence. If Buckhead Community experiences a significant decrease in its historical rate of growth, its results of operations and financial condition may be adversely affected due to a high percentage of its operating costs being fixed expenses.

Substantial sales of Buckhead Community common stock could cause its stock price to fall.

If stockholders sell substantial amounts of Buckhead Community common stock in the public market following the merger, the market price of Buckhead Community common stock could fall. Such sales also might make it more difficult for Buckhead Community to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Buckhead Community and The Buckhead Community Bank operate in a heavily regulated environment.

The banking industry is heavily regulated. Subsequent to the merger, Buckhead Community and The Buckhead Community Bank will be subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the GDBF, and the SEC. The success of Buckhead Community depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not shareholders. The ultimate effect of any proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting Buckhead Community and Allied may be modified at any time, and such modification may adversely affect the business of Buckhead Community and The Buckhead Community Bank. See, “Supervision and Regulation,” at page 141.

It is possible that Buckhead Community will not pay dividends to shareholders in the future.

The principal business operations of Buckhead Community are conducted through The Buckhead Community Bank. Cash available to pay dividends to shareholders of Buckhead Community is derived primarily, if not entirely, from dividends paid by The Buckhead Community Bank. After the merger, the ability of The Buckhead Community Bank to pay dividends to Buckhead Community, as well as Buckhead Community’s ability to pay dividends to its shareholders, will continue to be subject to and limited by certain legal and regulatory restrictions. Further, any lenders making loans to Buckhead Community may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends by Buckhead Community. Buckhead Community has not paid cash dividends to its shareholders since inception, and has no plans to pay dividends in the future.

Changes in the policies of monetary authorities could adversely affect Buckhead Community’s profitability.

The results of operations of Buckhead Community are affected by credit policies of monetary authorities particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowing and changes in reserve requirements against bank deposits. From June 30, 2004 to June 29, 2006, the Federal Reserve increased its target federal funds rate 17 times, from 1.00% to 5.25%. On September 18, 2007, the Federal Reserve decreased its target federal funds rate to 4.75%, where it currently remains. In view of changing conditions in the national economy and in the money markets, Buckhead Community is unable to predict possible future changes in interest rates, deposit levels, or loan demand and it is possible that any such changes, individually or in the aggregate, could have an adverse effect on the business and earnings of Buckhead Community.

Changes in interest rates could have an adverse effect on Buckhead Community’s income.

Buckhead Community’s profitability depends to a significant extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Buckhead Community’s net interest income will be adversely affected if market interest rates change such that the interest Buckhead Community pays on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of Buckhead Community’s non-interest income business. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on Buckhead Community’s mortgage origination fee income.

Changes in the allowances for loan losses could affect the profitability of Buckhead Community and The Buckhead Community Bank.

Management of The Buckhead Community Bank maintains an allowance for loan losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although Buckhead Community believes that the allowance for loan losses at each of their branches is adequate, such allowances may prove insufficient to cover future losses. Future adjustment may be necessary if economic conditions differ or adverse developments arise with respect to non-performing or performing loans of the combined bank. Material additions to the allowance for loan losses would result in a material decrease in net income, and possibly capital, and could result in Buckhead Community’s inability to pay dividends to its shareholders, among other adverse consequences.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In its primary market areas, Buckhead Community competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerages and investment banking firms operating locally and elsewhere. Many of these competitors are well-established and much larger financial institutions with substantially greater resources and lending limits than Buckhead Community and may offer certain services that it does not or cannot provide. The profitability of Buckhead Community depends upon its continued ability to compete effectively in its market areas. While Buckhead Community believes it can and does successfully compete with these other financial institutions in its primary market, it may face a competitive disadvantage as a result of its smaller size and lack of geographic diversification.

As a community bank, we have different lending risks than larger banks.

Buckhead Community provides services to its local communities. Buckhead Community’s ability to diversify its economic risks is limited by its own local markets and economies. Buckhead Community lends primarily to individuals and to small to medium-sized businesses, which may expose it to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

Buckhead Community manages its credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. Buckhead Community has established an evaluation process designed to determine the adequacy of its allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding Buckhead Community’s borrowers, the economies in which Buckhead Community and its borrowers operate, as well as the judgment of its regulators. Buckhead Community’s loan loss reserves may be insufficient to absorb future loan losses or prevent a material adverse effect on its business, profitability or financial condition.

Buckhead Community’s success depends upon local economic conditions.

Buckhead Community’s success depends to a certain extent on the general economic conditions of the geographic markets served by The Buckhead Community Bank. The local economic conditions in these areas have a significant impact on commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the Southeastern United States in general, or in or around metropolitan Atlanta in particular, could negatively impact its financial results and have a negative effect on profitability.

Buckhead Community may not be able to maintain its historical growth rate, which may adversely affect its results of operations and financial condition.

Buckhead Community has grown substantially in the recent past from approximately $391.3 million in total consolidated assets at December 31, 2005 to approximately $541.2 million in total consolidated assets at December 31, 2006. This growth has been achieved primarily through internal organic growth. Buckhead Community’s future profitability will depend in part on its continued ability to grow. Buckhead Community may not be able to sustain its historical rate of growth or may not be able to grow its business at all in the future. Buckhead Community may also not be able to obtain the capital or financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit

Buckhead Community’s ability to acquire additional banks and bank holding companies and open new branch offices. The acquisition of Allied and the transitional costs associated therewith, both from the perspective of tangible costs such as technology conversion as well as less tangible but very real costs to management time, may likewise impede the ability of Buckhead Community to maintain its historic growth rate.

Buckhead Community’s continued pace of growth may require it to raise additional capital in the future, but that capital may not be on favorable terms or available when it is needed.

Buckhead Community is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. Buckhead Community’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Buckhead Community may be unable to raise additional capital, if needed, on terms acceptable to it or at all. If Buckhead Community cannot raise additional capital when needed, its ability to further expand its operations through internal growth or acquisitions could be materially impaired.

Buckhead Community’s directors and executive officers own a significant portion of its common stock and can influence stockholder decisions.

The directors and executive officers of Buckhead Community, as a group, beneficially owned approximately 56.8% of its fully diluted outstanding common stock as of June 30, 2007. Following the merger, if Allied shareholders elect to receive all stock as consideration in the merger, the directors and executive officers of the combined company are expected to beneficially own approximately 41.7% of the fully diluted outstanding common stock of the combined company. If sufficient Allied shareholders elect to receive cash such that the maximum cash consideration is exhausted, directors and executive officers of the combined company will beneficially own approximately 45.3% of the issued and outstanding shares of the combined company. As a result of their ownership, the directors and executive officers of Buckhead Community have the ability, if they voted their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Holders of Buckhead Community’s subordinated debentures have rights that are senior to those of its common stockholders.

Buckhead Community has supported its continued growth by issuing trust preferred securities and accompanying junior subordinated debentures from two special purpose trusts. As of June 30, 2007, Buckhead Community had outstanding trust preferred securities and associated junior subordinated debentures with an aggregate principal amount of approximately $15.5 million. Buckhead Community has unconditionally guaranteed the payment of principal and interest on the trust preferred securities. Also, the junior debentures issued to the special purpose trust that relate to those trust preferred securities are senior to Buckhead Community common stock, including shares that it issues in the merger. As a result, Buckhead Community must make payments on the junior subordinated debentures before it can pay any dividends on its common stock; in the event of Buckhead Community’s bankruptcy, dissolution or liquidation, holders of its junior subordinated debentures must be satisfied before any distributions can be made on its common stock. Buckhead Community does have the right to defer distributions on its junior subordinated debentures (and related trust preferred securities) for up to five years, but during that time would not be able to pay dividends on its common stock.

Buckhead Community continually encounters technological change and it may have fewer resources than its competition to continue to invest in technological improvements.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Buckhead Community’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in operations. Many of Buckhead Community’s competitors have greater resources to invest in technological improvements, and Buckhead Community may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus contains various forward-looking statements about Buckhead Community, Allied and the combined entity that are inherently subject to risks and uncertainties. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

The ability of Buckhead Community and Allied to predict results or the actual effect of future plans or strategies is inherently uncertain. Although Buckhead Community and Allied believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in the forward-looking statements include, but are not limited to:

•	The costs of integrating Buckhead Community’s and Allied’s operations, which may be greater than Buckhead Community expects.

•	Potential customer loss and deposit attrition as a result of the merger, and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions.

•	Buckhead Community’s ability to effectively manage interest rate risk and other market risk, credit risk and operational risk.

•

Buckhead Community’s ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Buckhead Community’s business.

•	Buckhead Community’s ability to keep pace with technological changes.

•	Buckhead Community’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by its customers and potential customers.

•	Buckhead Community’s ability to expand into new markets.

•	The cost and other effects of material contingencies, including litigation contingencies.

•

Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures and affect their ability to preserve our customer relationships and margins.

•

Possible changes in general economic and business conditions in the United States in general and in the larger region and communities we serve in particular may lead to deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets.

•	The threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty.

•	Possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards.

The cautionary statements in the “Risk Factors” section and elsewhere in this proxy statement-prospectus also identify important factors and possible events that involve risk and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Buckhead Community and Allied do not intend, and undertake no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

THE ALLIED SPECIAL SHAREHOLDERS’ MEETING

Purpose

You have received this proxy statement-prospectus because the board of directors of Allied is soliciting your proxy for the special meeting of shareholders to be held on Thursday, November 29, 2007 at the main offices of First National Bank of Forsyth County, 1700 Marketplace Blvd., Cumming, Georgia 30041 at 10:00 a.m. Each copy of this proxy statement-prospectus mailed to holders of Allied common stock is accompanied by a proxy card for use at the meeting and at any adjournments of the meeting.

•	At the meeting, shareholders will consider and vote upon:

•	the merger agreement; and

•	any other matters that are properly brought before the meeting, or any adjournments of the meetings.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not return your properly executed card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement.

Record Date; Quorum and Vote Required

The record date for the special meeting is October 19, 2007. Allied’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of October 19, 2007, there were 1,533,200 shares of Allied common stock outstanding and entitled to vote at the meeting. The outstanding shares are held by approximately 588 holders of record.

The presence, in person or by proxy, of a majority of the shares of Allied common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Allied common stock outstanding on the record date, entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.

To determine the presence of a quorum at the meeting, Allied will also count as present at the meeting the shares of Allied common stock present in person but not voting, and the shares of common stock for which Allied has received proxies but with respect to which the holders of such shares have abstained.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Allied common stock as of the record date for the special meeting.

As of the record date for the meeting, Allied’s directors and executive officers beneficially owned a total of 324,278 shares, or approximately 21.1% of the outstanding shares of Allied common stock. These individuals have agreed with Buckhead Community that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.

Solicitation and Revocation of Proxies

•	If you have delivered a signed proxy card for the meeting, you may revoke it at any time before it is voted by:

•	attending the meeting and voting in person;

•	giving written notice revoking your proxy to Allied’s secretary prior to the date of the meeting; or

•	submitting a signed proxy card that is dated later than your initial proxy card to Allied’s secretary.

The proxy holders will vote as directed on all proxy cards that are received at or prior to the meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. Allied’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.

If you hold shares of Allied in a broker’s name (sometimes called “street name” or “nominee name”), then you must provide voting instructions to your broker. If your broker does not have discretionary authority to vote or instructions on how to vote your shares, then your shares will not be voted on any matters, including the vote on the merger. A vote that is not cast for this reason is called a “broker nonvote.” Broker nonvotes will be treated as shares present for determining whether a quorum is present at the meeting. However, a broker nonvote will be treated as a vote against the merger agreement. Broker nonvotes will not be counted for other matters properly brought at the special meeting.

Allied will bear the cost of soliciting proxies from its shareholders. Allied will solicit shareholder votes by mail, and perhaps by telephone or other means of telecommunication. Directors, officers and employees of Allied may also solicit shareholder votes in person. If these individuals solicit your vote in person, by telephone or by other means of telecommunication, they will receive no additional compensation for doing so. Allied will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to those beneficial owners.

You should not send any stock certificates with your proxy card. If the merger agreement is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Dissenters’ Rights

Allied’s shareholders have dissenters’ rights with respect to the merger under Georgia law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Article 13 of the Georgia Business Corporation Code (“GBCC”) will be entitled to receive payment of the fair value of their shares in cash in accordance with Georgia law. For more information regarding the exercise of these rights, see, “Dissenters’ Rights,” at page 59.

Recommendation of the Board of Directors of Allied

Allied’s board of directors has approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Allied and its shareholders, and recommends that you vote FOR approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Allied’s board of directors, among other things, consulted with its legal advisor, Stewart, Melvin & Frost, LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Burke Capital, regarding the fairness of the merger consideration from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see, “Background of and Reasons for the Merger—Background of the Merger,” at page 27, and “—Reasons for the Merger,” at page 30.

Shareholders should note that Allied’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Allied. See, “The Merger Agreement—Interest of Certain Persons in the Merger,” at page 49.

PROPOSAL 1: THE MERGER

Structure of the Merger

The merger agreement provides for the merger of Allied with and into Buckhead Community, with Buckhead Community being the surviving entity in the merger. After the merger, FNB Forsyth will merge with and into The Buckhead Community Bank, with The Buckhead Community Bank being the surviving entity. Each share of Allied common stock issued and outstanding at the effective time of the merger will be converted into the right to receive either 1.2 shares of Buckhead Community common stock or $30.00 in cash or a combination of both. Buckhead Community will appoint Andrew K. Walker and Jackson P. Turner, current Allied directors, to the board of directors of Buckhead Community.

Background of the Merger

Since FNB Forsyth began operations on April 5, 2004, the board of directors of Allied has worked to increase shareholder value through growth and profitable operation. In early 2006, the board of directors began to confront how best to continue the extraordinary growth of Allied and FNB Forsyth in light of soon reaching capital limitations under the banking regulations. The May 2006 strategic planning meeting of the board considered the capital constraint and developed possible alternatives to address this capital issue while balancing shareholder value considerations. Analysis showed that if the growth of the bank’s business were to continue at its current pace, FNB Forsyth would outgrow its capital in the first half of 2007.

During the second and third quarters of 2006, management continued to study the company’s strategic options including interviews with several investment banking firms. The objective of these discussions was to explore the possibility of a merger of Allied and FNB Forsyth with a larger financial institution and to project the stock valuation that might result from such a merger. Management weighed the merger alternative against the increase in shareholder value that might be achieved on a stand alone basis. It became apparent that the interests of the shareholders would be best served by merger, because valuations of banks in merger acquisitions were at a cyclical high and knowledgeable market observers believed that the proliferation of banks in recent years might depress future valuations for banks desiring to sell. Management also considered that FNB Forsyth had been operating in almost ideal economic conditions, which would not continue indefinitely. At the October 18, 2006 board meeting, the board accepted management’s recommendation to attempt to sell Allied and FNB Forsyth through a merger and authorized management to enter into discussions with Burke Capital, an investment banking firm. The board agreed upon valuation expectations so that the best value could be realized. On November 1, 2006, the board engaged Burke Capital as financial advisor to Allied and the board.

On October 26, 2006, Allied received an unsolicited offer form an out-of-state bank holding company. Management presented the offer to the board the same day. The term sheet presented by the out-of-state bidder provided for an aggregate transaction value of $49.5 million, based on a value of $27.95 per fully diluted share of Allied common stock. Under this offer, holders of Allied common stock would receive per share consideration of 0.9983 shares of the bidding entity’s common stock and $6.99 in cash; Allied options and warrants would be exchanged for cash equal to the difference between the exercise price of each option or warrant and $27.50. The offer also included a break-up fee of $2.5 million.

During November and early December 2006, Burke Capital identified and contacted nine other potential merger partners to determine their level of interest in merging with Allied, excluding the party making the unsolicited offer. Buckhead Community was contacted during this period. Of the nine parties solicited, eight parties expressed little or no interest in pursuing a transaction with Allied. Buckhead Community was the only party to express strong and immediate interest. Buckhead Community reviewed Allied’s financial information and several meetings were conducted between the management of the two companies. Buckhead Community continued to express a high level of interest in Allied throughout these discussions.

On December 18 and 19, 2006, both potential merger partners made presentations to the board. As a result of these presentations and extensive analysis provided by Burke Capital, the board expressed a preference for the Buckhead Community presentation.

On December 20, 2006, the unsolicited offeror delivered to Allied a revised term sheet. At the time it was presented, the revised offer provided for an aggregate transaction value of $54.0 million, based on $30.25 per fully diluted share. Holders of Allied common stock would receive per share consideration of 1.1067 shares of the entity ’s common stock and $7.56 in cash; Allied options and warrants would be exchanged for cash equal to the difference between the exercise price of each option or warrant and $30.25. The offer also included a break-up fee of $2.5 million.

On December 21, 2006, Buckhead delivered a formal expression of interest for a merger of the two companies. Buckhead’s offer proposed a $30.00 per share valuation for Allied common stock and provided for up to 25% of the merger consideration to be paid in cash.

On December 28, 2006, the executive committee of the Allied board of directors met with Burke Capital, and the committee voted to make a recommendation to the full board that the Buckhead Community offer be accepted and that a letter of intent embodying the terms contained in Buckhead Community’s expression of interest be pursued. This recommendation came with the condition that certain matters be negotiated with Buckhead Community through Burke Capital. These matters included: clarification whether the cash payment to warrant holders as consideration would be included in the $13.4 million maximum cash consideration, clarification of whether the exercise of Allied directors’ warrants would be mandatory or at their election, the creation of employment agreements for senior employees of Allied, and confirmation that the stock to be issued to Allied shareholders would be registered under the Securities Act.

Following the meeting of the executive committee of the board, the board of directors of Allied met on December 28, 2006, and discussed with Burke Capital the merits of the revised unsolicited offer and the Buckhead Community offer. The two competing offers were similar in face value, although as of the December 28, 2006, board meeting the Buckhead Community offer was slightly higher due to recent declines in the price of the unsolicited offeror’s common stock. After a thorough review, the board decided unanimously that the opportunity to merge with Buckhead Community was in the best interests of Allied shareholders. Overall, the board viewed the Buckhead organization as a better partner for sustaining and increasing shareholder value. Some of the judgments made by the Allied board in support of this decision included that:

•	The market area served by Buckhead Community could be more easily integrated with the market area served by Allied than the multi-state market served by the other bank;

•	The market area served by Buckhead Community is a better market than the multi-state market served by the other bank;

•	The financial and performance ratios of the of the competing bidder were relatively weak compared to those of Allied and Buckhead;

•

The valuation of the competing bidder’s stock was viewed as excessive compared to performance, and there was concern over the risk that the bidder’s stock would continue to decline in value. The board did not feel that this concern applied as substantially to Buckhead Community because its stock was not then publicly traded;

•

The competing bidder and Allied would most likely have different operating philosophies, because the competing bank operated in a slower-growth market and Allied had exhibited comparatively strong growth; and

•

The synergies and efficiencies available from a combination with Buckhead Community, by way of its operating in an adjacent market area to Allied, could result in cost savings without the need to take affirmative actions to reduce operating expenses, whereas the competing bidder stated that it would take actions, including employee headcount reductions, to reduce operating expenses, and such reductions could adversely affect the level of service the bank would be able to provide to its customers.

The Allied board of directors made its decision based upon the totality of the circumstances and the information with which it was presented and did not ascribe any relative weights to any particular factor over any other.

In January 2007, Buckhead Community delivered a proposal for the merger that addressed major financial, regulatory and structural considerations. The proposed terms and conditions were approved by the Allied board on January 17, 2007.

On January 22, 2007, Buckhead Community began its due diligence review of Allied and FNB Forsyth. In turn, Allied conducted a due diligence review of Buckhead Community during the week of February 1, 2007. There were no negative findings by either party that were material to the proposed terms of the merger.

During February a proposed merger agreement was delivered to Allied management by Buckhead Community. For the purposes of this agreement, and ultimately the definitive agreement, a $25.00 per share price was assigned to Buckhead Community common stock, representing the price at which 10,000 shares of Buckhead Community had recently been purchased in a private sale by an unrelated party. Allied common stock was assigned a $30.00 per share price based upon the target value developed by management and adopted by Allied’s board as a desired price. This target value was based upon a number of factors, including the valuation of similar institutions that had sold recently, the growth and performance of Allied, the strong growth dynamics of the market in which Allied operates, and discussions with Burke Capital regarding recent valuation trends. Allied’s management raised several issues regarding the initial draft of the merger agreement, which were discussed thoroughly by both parties and their counsel. Ultimately, it was agreed that the cash payment to warrant holders as consideration would be included in the $13.4 million maximum cash consideration, that the exercise of Allied directors’ warrants would be mandatory, and that an agreement for Andrew K. Walker, President and CEO of Allied, to be employed by The Buckhead Community Bank following the merger, would be entered into as a condition of closing. Buckhead Community and Allied, acting through their respective counsels, negotiated to resolve these issues in the evolution from Buckhead Community’s formal expression of interest to the final merger agreement, the full text of which is included as Appendix A to this proxy statement-prospectus.

On February 28, 2007, the Buckhead Community board of directors approved the Agreement. On March 1, 2007, the Allied board of directors met with Burke Capital and Allied’s legal counsel to review the agreement. During the meeting, Burke issued its opinion to the Allied board that the transaction was fair, from a financial point of view, to Allied shareholders, a copy of which is included as Appendix B to this proxy statement-prospectus. At the conclusion of the meeting, the Allied board adopted a resolution approving the merger and the execution of the merger agreement. This was followed by a press release on March 1, 2007.

Financial Projections

Prior to entering into the merger agreement with Buckhead Community, Allied, through Burke Capital, provided certain financial projections to Buckhead Community’s management (the “Financial Projections”). The Financial Projections were prepared in connection with Burke Capital’s engagement by Allied to assist in the pursuit of strategic alternatives and investigation of potential merger partners. The Financial Projections were prepared by Burke Capital with the assistance of Allied’s management using internal estimates prepared by Allied management for internal budgeting and other purposes. Neither the Financial Projections, nor the internal management estimates upon which they were based, were prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or generally accepted accounting principles. The Financial Projections are not facts and should not be relied upon as being indicative of future results. The Financial Projections are “forward-looking statements,” and you should not place undue reliance on them. See “A Warning About Forward-Looking Statements” at page 24.

The Financial Projections were prepared based upon the major assumptions that:

•	Allied would continue as an independent entity;

•	Allied would experience loan growth of $3.5 million to $4.0 million per month;

•	Liquid assets would be targeted at 15% of total deposits;

•	The loan/deposit ratio would be targeted at 92% - 95%

•	Asset yields would be held constant over all forecast time periods, with variability due to asset mix;

•	Deposit rates would rise through the end of 2006 and would remain constant thereafter;

•	Allied would raise $1.0 million in capital in the second quarter of each 2007, 2008 and 2009;

•	Allied would not open any additional facilities over the forecast period;

•	Allied would add two additional loan officers annually over the forecast period and five support personnel per year for each of the next three years;

•	Bonuses would be paid at a rate of 20% of base salary;

•	Non-personnel expenses would be affected by 3% per year inflation;

•	Allied would be taxed at 38%; and

•	Loan fees would be recognized when loans are booked.

The Financial Projections anticipated, among other things, the following growth trends to the financial metrics of Allied:

	At Year End
(Dollars in Thousands)	2007	2008	2009
Total Assets	$236,663	$290,008	$338,016
Total Loans	206,500	254,500	303,000

Total Liabilities	$217,781	$266,845	$309,756
Total Deposits	216,821	265,745	308,559
Total Equity	18,882	23,163	28,259

Total Liabilities & Equity	$206,500	$254,500	$338,016

Monthly net earnings were projected to grow from approximately $210,431 in January, 2007 to approximately $379,118 by December, 2007, despite net interest margin compression from 4.43% to 3.94% over this same period.

Reasons for the Merger

General

The financial and other terms of the merger agreement resulted from arm’s-length negotiations between Buckhead Community’s and Allied’s representatives. Buckhead Community’s and Allied’s boards of directors also considered many factors in determining the consideration Allied’s shareholders would receive in the merger. Those factors included:

•	the comparative financial condition, results of operations, current business and future prospects of Buckhead Community and Allied; and

•	the market price, liquidity and historical earnings per share of Buckhead Community common stock and Allied common stock.

The following discussion of the information and factors considered by the Buckhead Community board of directors and the Allied board of directors is not intended to be exhaustive but includes all of the material factors the respective boards considered. In reaching their determinations to approve the merger, and, with respect to the Allied board of directors, to recommend the merger, neither the Buckhead Community board of directors nor the Allied board of directors assigned any relative or specific weight to the following factors, and individual directors may have given different weight to different factors.

Buckhead Community

In deciding to pursue an acquisition of Allied, Buckhead Community’s management and board of directors noted, among other things, the following:

•	information presented by the management of the Buckhead Community concerning the business, operations, earnings, asset quality, and financial condition of Allied and FNB Forsyth;

•

the financial terms of the merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of Allied’s common stock;

•	the ability of the operations of Allied Bancshares to contribute to the Buckhead Community’s earnings after the effective time of the merger;

•

the various effects of Buckhead Community becoming a public reporting company under the regulation of the Securities and Exchange Commission as a result of the merger, including increased liquidity for holders of Buckhead Community’s common stock;

•	the compatibility of FNB Forsyth’s management team, strategic objectives and geographic footprint with those of the The Buckhead Community Bank;

•	the opportunity to leverage the infrastructure of the Buckhead Community;

•	the nonfinancial terms of the merger, including the treatment of the merger as a tax-free reorganization for federal income tax purposes; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Allied

In deciding to be acquired by Buckhead Community, Allied’s management and board of directors noted, among other things, the following:

•	the value of the consideration to be received by Allied’s shareholders relative to the book value and earnings per share of Allied common stock;

•	information concerning Buckhead Community’s financial condition, results of operations and business prospects;

•

the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Buckhead Community;

•	the proposed merger would be accretive to earnings per share and per share book value;

•	the fact that the acquisition of Buckhead Community common stock will be tax-free to Allied’s shareholders (except to the extent of any cash received);

•	the opinion of Burke Capital that the consideration to be received by Allied’s shareholders in the merger is fair from a financial point of view; and

•	the alternatives to the merger, including remaining an independent institution in the competitive and regulatory environment for financial institutions generally.

The Allied board of directors considered in its review of the analyses performed by Burke all of the individual factors that did not support a recommendation to the Allied shareholders to approve the merger. These factors included:

•	Allied shareholders will receive dilution to their tangible book value of approximately 21% as a result of the merger with Buckhead;

•	Buckhead is not currently a publicly traded company, and there is no established market for Buckhead Community common stock;

•	Buckhead Community has not paid dividends to its shareholders since inception and has no plans to pay dividends in the future;

•

the Buckhead Community merger would require approximately three times the cost savings to be realized in order to reach break-even than a combination with the unsolicited offeror would require to break-even;

•

Allied shareholders would control approximately 26% of the combined entity following a merger with Buckhead Community, whereas Allied shareholders would control approximately 40% of the combined entity following a merger with the company presenting the unsolicited offer; and

•	Buckhead Community currently has lower regulatory capital ratios than the unsolicited offeror.

After careful consideration of these factors and in light of the potential short- and long-term benefits to Allied shareholders that a combination with Buckhead Community could present, the Allied board of directors determined that the overall potential benefits of the merger with Buckhead Community outweighed these negative factors. The Allied board of directors believes that analyses performed by Burke in connection with rendering its opinion to the board, taken as a whole, support the board’s recommendation to the Allied shareholders to approve the proposed merger.

Allied’s board of directors recommends that Allied’s shareholders vote FOR the proposal to approve the merger agreement.

OPINION OF BURKE CAPITAL

Allied retained Burke Capital to act as its financial advisor in connection with a possible business combination. Burke Capital is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Burke Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Burke Capital acted as financial advisor to Allied in connection with its proposed merger with Buckhead Community and participated in certain of the negotiations leading to the merger agreement. In connection with Burke Capital’s engagement, Allied asked Burke Capital to evaluate the fairness of the merger consideration to Allied’s stockholders from a financial point of view. At the March 1, 2007 meeting of the Allied board to evaluate the merger, Burke Capital delivered to the board its oral and written opinion that, based upon and subject to various matters set forth in its opinion, the merger consideration was fair to Allied’s stockholders from a financial point of view. At this meeting, the Allied board voted to approve the merger and subsequently executed the merger agreement on March 1, 2007. Burke Capital has reviewed and consented to the use of its opinion in this proxy statement-prospectus.

THE FULL TEXT OF BURKE CAPITAL’S WRITTEN OPINION IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS. THE OPINION OUTLINES MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BURKE CAPITAL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

BURKE CAPITAL’S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE ALLIED BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO ALLIED SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF ALLIED TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY ALLIED SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SHAREHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.

In connection with rendering its March 1, 2007 opinion, Burke Capital reviewed and considered, among other things:

•	The merger agreement and certain of the schedules thereto;

•	Certain publicly available financial statements and other historical financial information of Allied and Buckhead that it deemed relevant;

•

Projected earnings estimates for Allied for the years ending December 31, 2007 through 2010 prepared by and reviewed with senior management of Allied and the views of senior management regarding Allied’s business, financial condition, results of operations and future prospects;

•

Projected earnings estimates for Buckhead Community for the years ending December 31, 2007 through 2010 prepared by and reviewed with senior management of Buckhead Community and the views of senior management regarding Buckhead Community’s business, financial condition, results of operations and future prospects;

•

Internal financial and operating information with respect to the business, operations and prospects of both Allied and Buckhead Community furnished to Burke Capital by Allied and Buckhead Community that is not publicly available;

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The trading price and volume of Buckhead Community’s common stock, which is not listed on any public exchange and compared the price and volume with publicly-traded companies that Burke Capital deemed relevant;

•	The resulting fully diluted ownership of Allied in the pro forma organization assuming a hypothetical 100% transaction compared with various levels of financial and franchise contribution;

•

The earnings, book value and tangible book value per share of Allied’s common stock relative to the pro forma equivalent earnings, book value and tangible book value per share of the pro forma organization;

•

The pro forma financial impact of the merger on Buckhead Community’s ability to complete a transaction from a regulatory standpoint with an emphasis on the pro forma capital ratios, based on assumptions determined by senior management of Allied, Buckhead Community and Burke Capital;

•	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

ALLIED’S BOARD OF DIRECTORS DID NOT LIMIT THE INVESTIGATIONS MADE OR THE PROCEDURES FOLLOWED BY BURKE CAPITAL IN GIVING ITS OPINION.

In performing its reviews and analyses and in rendering its opinion, Burke Capital assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Allied and Buckhead Community that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Burke Capital was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. Burke Capital did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Allied or Buckhead Community or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. Burke Capital is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Allied or Buckhead Community, nor did it review any individual credit files relating to Allied or Buckhead Community, Burke Capital assumed, with both Allied’s and Buckhead Community’s consent, that the respective allowances for loan losses for both Allied and Buckhead Community were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Burke Capital did not conduct any physical inspection of the properties or facilities of Allied or Buckhead Community. Burke Capital is not an accounting firm and it relied on the reports of the independent accountants of Allied and the Directors of Buckhead Community for the accuracy and completeness of the financial statements furnished to it.

Burke Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Burke Capital assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Burke Capital also assumed that there has been no material change in Allied’s and Buckhead Community’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Alllied and Buckhead Community will remain as going concerns for all periods relevant to its analyses.

In rendering its March 1, 2007 opinion, Burke Capital performed a variety of financial analyses. The following is a summary of the material analyses performed by Burke Capital, but is not a complete description of all the analyses underlying Burke Capital’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Burke Capital believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Burke Capital’s comparative analyses described below is identical to Allied or Buckhead Community and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Allied or Buckhead Community and the companies to which they are being compared.

The earnings projections used and relied upon by Burke Capital in its analyses were based upon internal projections of Allied and Buckhead Community. Burke Capital assumed for purposes of its analyses that such performance would be achieved. Burke Capital expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Burke Capital by Allied and Buckhead Community were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Burke Capital in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Burke Capital also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Allied, Buckhead Community and Burke Capital. The analyses performed by Burke Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Burke Capital prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Allied board at the March 1, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Burke Capital’s analyses do not necessarily reflect the value of Allied’s common stock or Buckhead Community’s common stock or the prices at which Allied’s or Buckhead Community’s common stock may be sold at any time.

Summary of Proposed Merger

Burke Capital reviewed the financial terms of the proposed transaction whereby the holders of Allied common stock shall be entitled to receive, in exchange for their shares of Allied stock, 1.20 shares of Buckhead Community common stock, $30.00 in cash or a combination thereof such that no more than $13.375 million, approximately 25% of the aggregate merger consideration, will be in the form of cash. Holders of outstanding warrants shall receive cash, stock or some combination thereof equal to the per share consideration paid for common stock, minus the applicable exercise price per warrant. Holders of outstanding Allied options to purchase Allied common stock will be converted to options of Buckhead Community as described in the Agreement. Based upon the terms of the Agreement and an implied Buckhead stock price of $25.00, Burke Capital calculated merger consideration of $53,550,390 or $30.00 per fully diluted Allied share on March 1, 2007, the date of the Allied board meeting. Utilizing Allied’s December 31, 2006 unaudited financial information, Burke Capital calculated the following ratios:

Deal Value Consideration:		Deal Multiples:
Aggregate Price / Fully Diluted Share	$30.00	Transaction Value / LTM Net Income	27.67	x
Merger Consideration for Common Shares	$45,120,000	Transaction Value / Book Value	3.29	x
Merger Consideration for Warrant Holders	$5,742,840	Transaction Value / Tangible Book Value	3.29	x
Merger Consideration for Option Holders	$2,687,550	Core Deposit Premium	31.09%
	$53,550,390	Price / Assets	28.95%

*	Deal multiples based on December 31, 2006 unaudited financial results.

The fully diluted share count is based upon Allied’s 1,504,000 outstanding common shares, 287,142 outstanding warrants to purchase common shares at a weighted average exercise price of $10.00 and 142,500 outstanding options to purchase common stock at a weighted average strike price of $11.14. This analysis assumes no options are exercised prior to closing.

Analysis of Selected Merger Transactions

Atlanta Metropolitan Area Transactions

In order to address the specific valuation considerations within the Atlanta that Allied serves, Burke Capital selected a group of comparable Atlanta merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke Capital selected bank merger and acquisition transactions according to the following criteria:

•	Merger and acquisition transactions announced after January 1, 2005; and

•	Seller located within the Atlanta metropolitan statistical area (MSA).

Burke Capital selected 15 transactions fitting the criteria listed above as being comparable to the proposed merger. The 15 comparable transactions selected included the following:

Buyer	State	Seller	State
United Community Banks Inc.	GA	Gwinnett Commercial Group Inc.	GA
UCBH Holdings Inc.	CA	Summit Bank Corp.	GA
United Community Banks Inc.	GA	Southern Bancorp Inc.	GA
Royal Bank of Canada	NC	FLAG Financial Corp.	GA
PrivateBancorp Inc.	IL	Piedmont Bancshares Inc.	GA
First Charter Corp.	GA	GBC Bancorp Inc	GA
Alabama National BanCorp.	AL	PB Financial Services Corp.	GA
Security Bank Corp.	GA	Homestead Bank	GA
BB&T Corp.	NC	Main Street Banks Inc.	GA
Security Bank Corp.	GA	Neighbors Bancshares Inc.	GA
Gwinnett Commercial Group Inc.	GA	Buford Banking Group Inc.	GA
Synovus Financial Corp.	GA	Riverside Bancshares Inc.	GA
FLAG Financial Corp.	GA	First Capital Bancorp, Inc.	GA
First Horizon National Corp.	TN	West Metro Financial Services	GA
Security Bank Corp.	GA	SouthBank	GA

Burke Capital reviewed the multiples of transaction value at announcement to last twelve months’ (“LTM”) earnings, transaction value to book value, transaction value to tangible book value, transaction value to assets, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to Allied’s financial information as of and for the period ended December 31, 2006 and were used to impute a transaction price. As illustrated in the following table, Burke Capital derived an imputed range of values per share of Allied’s common stock of $26.24 to $29.87 based upon the median and mean multiples of the selected Atlanta MSA transactions.

	Median Multiple		Implied Value/Share	Buckhead Merger Consideration(1)
Transaction Value / LTM Earnings	24.19	x	$26.52	27.67	x
Transaction Value / Book Value	2.94	x	$27.06	3.29	x
Transaction Value / Tangible Book Value	3.28	x	$29.87	3.29	x
Tangible Book Premium / Core Deposits	29.83%		$29.22	31.09%
Transaction Value / Assets	25.02%		$26.24	28.95%
	Average Valuation		$27.78	$30.00
	Implied Range		$26.24	$29.87

(1)	Assumes Buckhead implied stock valuation of $25.00 per share.

The analysis showed that the merger consideration of $30.00 per fully diluted share is above the range of values imputed by all the mean and median multiples of the comparable Atlanta MSA transactions and significantly above the implied average valuation of the comparables universe.

Southeastern Transactions

Burke Capital, in addition to analyzing Atlanta MSA transactions, selected a group of comparable Southeastern merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke Capital selected bank merger and acquisition transactions according to the following criteria:

•	Merger and acquisition transactions announced after January 1, 2004;

•	Seller located within the Southeastern United States—AL, AR, FL, GA, KY, MS, NC, SC, TN, VA;

•	Seller assets between $100 million and $500 million;

•	Seller with ROAA greater than 100 bps in the latest period prior to announcement.

Burke Capital selected 35 transactions fitting the criteria listed above as being comparable to the proposed merger. The 35 comparable transactions selected included the following:

Buyer	State	Seller	State
WGNB Corp.	GA	First Haralson Corp.	GA
Castle Creek Capital LLC	CA	BankFirst Bancorp Inc.	FL
Superior Bancorp	AL	People’s Community Bancshares	FL
Gateway Financial Holdings	VA	Bank of Richmond NA	VA
Sun American Bancorp	FL	Independent Community Bank	FL
Centerstate Banks of Florida	FL	Valrico Bancorp Inc.	FL
Reserve Finl Associates LLC	OH	Business Bank of Florida Corp	FL
United Community Banks Inc.	GA	Southern Bancorp Inc.	GA
IBERIABANK Corp.	LA	Pulaski Investment Corp.	AR
Castle Creek Capital LLC	CA	Bankshares Inc.	FL
Citizens First Corp.	KY	Kentucky Banking Centers	KY
First Charter Corp.	NC	GBC Bancorp Inc	GA
Security Bank Corp.	GA	Homestead Bank	GA
Riverside Banking Company	FL	First Cmmty Bank Holding Corp.	FL
GB&T Bancshares Inc.	GA	Mountain Bancshares Inc.	GA
Union Bankshares Corp.	VA	Prosperity B&TC	VA
Synovus Financial Corp.	GA	Banking Corporation of Florida	FL
Liberty Shares Inc.	GA	Peoples Banking Corporation	GA
Whitney Holding Corp.	LA	First National Bancshares Inc.	FL
Commerce Bancorp Inc.	NJ	Palm Beach County Bank	FL
Farmers Capital Bank Corp.	KY	Citizens Bancorp Inc.	KY
First Security Group Inc.	TN	Jackson Bank & Trust	TN
Home Bancshares Inc.	AR	Mountain View Bancshares Inc.	AR
First Citizens Bancorp.	SC	Summit Financial Corp.	SC
First National Security Co.	AR	First Community Banking Corp.	AR
Capital City Bank Group Inc.	FL	First Alachua Banking Corp.	FL
City Holding Co.	WV	Classic Bancshares Inc.	KY
First Citizens Bancorp.	SC	People’s Cmnty Capital Corp	SC
Whitney Holding Corp.	LA	Destin Bancshares Inc.	FL
First Bank Corp	AR	Bor Bancshares Inc.	AR
United Community Banks Inc.	GA	Liberty National Bancshares	GA
Capital City Bank Group Inc.	FL	Farmers & Merchants Bank	GA
First Community Corp.	SC	DutchFork Bancshares Inc.	SC
Whitney Holding Corp.	LA	Madison Bancshares Inc.	FL
Capital City Bank Group Inc.	FL	Quincy State Bank	FL

Burke Capital reviewed the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to book value, transaction value to tangible book value, transaction value to assets and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to Allied’s financial information as of and for the period ended December 31, 2006 and were used to impute a transaction price. As illustrated in the following table, Burke Capital derived an imputed range of values per share of Allied’s common stock of $23.19 to $27.55 based upon the median and mean multiples of the selected Southeastern transactions.

	Median Multiple	Implied Value/ Share	Buckhead Merger Consideration(1)
Transaction Value / LTM Earnings	20.87 x	$23.19	27.67 x
Transaction Value / Book Value	3.00 x	$27.55	3.29 x
Transaction Value / Tangible Book Value	3.00 x	$27.55	3.29 x
Tangible Book Premium / Core Deposits	23.95%	$25.57	31.09%
Transaction Value / Assets	24.14%	$25.40	28.95%
	Average Valuation	25.85	$30.00
	Implied Range	23.19	$27.55

(1)	Assumes Buckhead implied stock valuation of $25.00 per share.

The analysis showed that the merger consideration of $30.00 per fully diluted share is above the range of all values imputed by the mean and median multiples of the comparable Southeastern transactions and significantly above the implied average valuation of the comparables universe.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Burke Capital estimated the present value of the future stream of earnings and dividends that Allied could produce based upon an internal earnings and balance sheet forecast for 2007 through 2010. Burke Capital performed discounted cash flow analyses based upon terminal values to both earnings and tangible equity.

In order to derive the terminal value of Allied’s earnings stream beyond 2009, Burke Capital assumed terminal value multiples ranging from 15.0x to 18.0x of fiscal year 2010 net income. The dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 13.0% to 17.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Allied common stock. This discounted cash flow analysis indicated a value range between $22.51 and $30.02 per share of Allied common stock.

The value of the consideration offered by Buckhead Community to Allied in the merger is $30.00 per fully diluted share of Allied common stock on, which is at the high end of the range of values imputed from the discounted cash flow analysis.

Contribution Analysis

Burke Capital computed the contribution of Buckhead Community and Allied to various elements of the pro forma entity’s income statement, excluding estimated cost savings and operating synergies, as well as balance sheet and franchise. The following table compares the pro forma ownership in the combined company, assuming a hypothetical 100% transaction, to each Company’s respective contribution to each element of the analysis.

	Contribution
	Allied	Buckhead
Pro Forma Fully Diluted Ownership	31.65%	68.35%
Earnings (000’s)
2006A Earnings	26.89%	73.11%
2007E Earnings	28.92%	71.08%

Balance Sheet (12/31/2006)(000’s)
Loans, net	29.50%	70.50%
Assets	25.40%	74.60%
Deposits	26.31%	73.69%
Equity	29.03%	70.97%
Tangible Equity	29.03%	70.97%

Branches	28.57%	71.43%

The contribution analysis indicated that the pro forma ownership of Buckhead Community common stock issuable to Allied shareholders assuming a hypothetical 100% stock transaction in the merger was greater than earnings, loans, assets, deposits, equity, tangible equity and branches and contributed to Buckhead Community by Allied.

Financial Upgrades Analysis

Burke Capital reviewed Allied’s and Buckhead Community’s historical, current and projected financial performance on a per share basis. Burke Capital compared Allied’s pro forma per share financials to its standalone values to determine the financial upgrades / downgrades on selected metrics. Burke Capital noted that the merger represented substantial earnings per share and book value upgrades while tangible book per share resulted in downgrades.

	Earnings / Share Upgrades
	Latest Twelve Months	2007 Estimated	Book Value / Share (June 2007 Estimated)	Tangible Book Value / Share (June 2007 Estimated)\
Buckhead Per Share Financials(1)	$1.14	1.44	13.42	7.13
Merger Exchange Ratio	1.2000	1.2000	1.2000	1.2000
Allied Pro Forma	$1.36	$1.72	$16.10	$8.56
Allied Standalone	$1.08	$1.51	$10.82	$10.82
Financial Upgrade / Downgrade	25.9%	14.0%	48.8%	-20.9%

(1)	Represents pro forma financials excluding latest twelve months earnings.

Analysis of Buckhead Community: Selected Peer Group Analysis

Comparable Trading Valuation Analysis

Burke Capital used publicly available information to compare selected trading and liquidity statistics for Buckhead Community with similar statistics for selected publicly traded companies with operating profiles reasonably comparable to that of Buckhead Community. Burke Capital noted that Buckhead Community does not trade on any public exchange such as the NYSE, NASDAQ, OTC Bulletin Board or the Pink Sheets and is not considered to be a readily marketable security. Burke Capital notes, however, that Buckhead Community has recently recorded a number of arms-length transactions at $25.00 per share and has recorded that over 75,000 shares have been traded over the latest twelve months. The analyses as described below compares the trading characteristics assuming Buckhead Community’s implied trading valuation was $25.00 per share.

Peer Group A—Southeastern Peer Group

Peer Group A consisted of 43 bank holding companies, which we refer to as the “Buckhead Community Peer Group A”. This Peer Group consisted of publicly traded Southeastern banks with assets between $300 million and $1 billion located in Alabama, Georgia, North Carolina, South Carolina, Tennessee, Virginia and located in metropolitan markets.

Peer Group B—Georgia Peer Group

Peer Group B consisted of 12 bank holding companies, which we refer to as the “Buckhead Community Peer Group B”. This Peer Group consisted of Georgia banks located in metropolitan markets with assets between $300 million and $1 billion.

The analysis calculated the median trading characteristics of Buckhead Community and both Peer Groups, based upon the latest publicly available financial data and closing prices as of February 27, 2007. The following table sets forth the comparative data.

	Southeastern Peer Group(1)		Georgia Peer Group(2)		Buckhead Community(3)
Trading Characteristics
Price/ Book	1.75	x	2.11	x	2.88	x
Price / Leveraged Book(4)	2.00	x	2.15	x	2.88	x
Price/ LTM Core EPS	18.51	x	17.43	x	21.98	x
Price/ 2007E EPS	15.47	x	17.33	x	17.44	x
Price/ 2008E EPS	13.50	x	15.56	x	14.21	x

Public Market Data
Market Capitalization ($M)	$151		$172		$114
Current Dividend Yield	1.69%		1.73%		0.00%
Annual Volume	925,796		1,058,761		75,000

(1)	Publicly traded Southeastern MSA banks ($300m-$1b)
(2)	Publicly traded Georgia MSA banks ($300m-$1.5b)
(3)	Assumes Buckhead implied trading price of $25.00 per share. This represents the approximate value at which recent arms-length transaction have transpired.
(4)	Assumes Buckhead 7.32% TE/TA applied to comparables group (excess equity valued at 1.0x)

Buckhead Community’s common stock trading characteristics are at the high end price to book, price to leveraged book and price to LTM EPS, but are in line with price to 2007E and 2008E EPS of the selected peer group, while liquidity metrics are in are at the low end of the selected peer group.

Comparable Performance Analysis

Burke Capital used publicly available information to compare selected financial information for Buckhead Community with the Buckhead Community Peer Group A (the Southeastern Peer Group) as detailed on the previous page.

The analysis compared the median performance of the Buckhead Community Southeastern Peer Group, based upon the latest publicly available financial data, to Buckhead Community’s December 31, 2006 unaudited financial results. The table below sets forth the comparative data.

	Revenues		Earnings				Capital Implications		Asset Quality	Employee Productivity	Asset Growth
	Net Interest Margin	Noninterest Income/ Average Assets	Efficiency	ROAA	ROAE	Pre-Provision; Pre-Tax Margin	Equity/ Assets	Asset Utilization	NPA’s/ Total Assets	Assets / Employee	1-yr
Peer Group Median	4.15%	0.77%	59.16%	1.08%	12.86%	1.93%	8.85%	93.52%	0.34%	3,519	13.71%
Buckhead	4.37%	0.39%	52.60%	1.13%	14.20%	2.45%	7.32%	95.82%	1.00%	6,306	38.94%

Buckhead Community’s performance is generally at the high end of its Southeastern Peer Group.

Other Factors and Analyses

Burke Capital took into consideration various other factors and analyses, including: recent arms-length transactions and trading volumes for Buckhead Community’s common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.

Burke Capital analyzed the financial implications of the transaction with Buckhead Community assuming an implied Buckhead Community stock price of $25.00 and determined the transaction to be fair from a financial point of view. In addition, Burke Capital analyzed the financial impact to the Allied shareholders assuming an implied Buckhead Community stock price per share of $22.00 per share to discount for a lack of liquidity and to fully reflect that the security is not traded on any established exchange and not readily marketable. Burke Capital, in fully analyzing this adjustment, calculated a fully diluted per share transaction value to Allied shareholder’s of $27.51 and believes the adjusted transaction value is still fair from a financial point of view.

Information Regarding Burke Capital

Pursuant to a letter agreement dated October 31, 2006, Allied paid Burke Capital a fee of $15,000 upon the execution of the Engagement Letter and $50,000 upon the execution of the Definitive Agreement. In addition, Allied has agreed to pay Burke Capital a financial advisory fee equal to 1% of the aggregate transaction value up to $54,000,000 and 3.50% for the total aggregate consideration over $54,000,000 payable to Burke Capital at the closing of the merger. In addition, Allied has agreed to reimburse Burke Capital for its reasonable out-of-pocket expenses and to indemnify Burke Capital and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

THE MERGER AGREEMENT

This section of the proxy statement-prospectus describes certain terms of the merger agreement. It is not intended to include every term of the merger, but rather addresses only the significant aspects of the merger. The full text of the merger agreement and the opinion of Burke Capital, Allied’s financial advisor, are included as Appendices A and B, respectively to this proxy statement-prospectus. We urge you to read these documents as well as the discussion in this section carefully.

General; Business and Operations after the Merger

If the shareholders of Allied approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Buckhead Community will acquire Allied. Buckhead Community will exchange cash, shares of Buckhead Community common stock, or a combination of both, for each outstanding share of Allied common stock as to which dissenters’ rights have not been exercised and perfected. Buckhead Community will exchange all fractional shares for cash. Each share of Buckhead Community common stock issued and outstanding immediately prior to the effective date of the merger will remain issued and outstanding and unchanged as a result of the merger. Promptly after the consummation of the merger, First National Bank of Forsyth County will merge with and into The Buckhead Community Bank. Allied Bancshares, Inc. and First National Bank of Forsyth County will cease to exist after the merger. The business of First National Bank of Forsyth County will be conducted through The Buckhead Community Bank. Andrew Walker, the current President and Chief Executive Officer of Allied, will become the regional President for branches of The Buckhead Community Bank operating in Cobb, Forsyth, and Hall Counties, and two current Allied directors, Andrew Walker and Jackson P. Turner, will be appointed to Buckhead Community’s board of directors following the merger. With the exception of the aforementioned additions, the current management of Buckhead Community and The Buckhead Community Bank will remain in place following the merger.

What Allied’s Shareholders Will Receive in the Merger

If the merger is completed, Allied shareholders will receive for each of their shares either: 1.20 shares of Buckhead Community common stock, $30.00 in cash, or a combination of both. Each Allied shareholder may chose the form of consideration received, subject to allocation procedures such that no more than approximately 25% of the aggregate merger consideration will be in the form of cash.

Because the total amount of cash to be issued in the merger is capped, the exchange agent will be allowed, subject to limitations set forth in the agreement, to adjust the form of consideration that you receive in order to ensure no more than approximately $13.375 million in cash is paid. Consequently, if the cash consideration is oversubscribed, you could receive a different form of consideration from the form you elect.

Because the exchange ratio is fixed, unless you receive only cash for your shares of Allied common stock, the ratio of the total per-share merger consideration to the per share market price of Allied common stock will fluctuate depending on the current market price of the Allied common stock. The total merger consideration will not be adjusted to compensate for any changes in the market value of Allied or Buckhead Community Stock.

In addition, as Buckhead Community is a privately held company, and as neither Buckhead Community’s nor Allied’s shares are currently traded on a securities exchange or interdealer quotation system, and the market for sales of each company’s stock is best characterized as irregular and illiquid, and it may be difficult or impossible to determine the exact market value of either Buckhead Community or Allied shares in the market at any given time. Historical transactions in both Allied and Buckhead Community stock can best be characterized as sporadic and irregular. The last sale of Buckhead Community common stock known to management occurred on June 4, 2007 at $30.00 per share. The last sale of Allied common stock known to management occurred on June 21, 2006 at $30.00 per share. However, given the historical absence of a market for Buckhead Community and Allied common stock, neither the price at which Buckhead Community or Allied common stock was last sold nor the price of Buckhead Community common stock for the purposes of this transaction should be considered indicative of the value of Buckhead Community common stock following this transaction. The price of $25.00 per share is the value attributed to Buckhead Community common stock for purposes of this transaction only and should not be relied upon as an indicator of future market value. Allied shareholders should review the information in this proxy statement-prospectus in its entirety prior to making their election and use their best judgment in order to maximize the total value of the consideration to be received. The Allied board of directors makes no recommendation as to whether you should choose cash, Buckhead Community common stock, or both for your shares of Allied common stock. You should consult your financial advisor prior to making your election.

Any shares of Allied common stock held in the treasury of Allied immediately prior to the effective time of the merger will be canceled and extinguished. No payment will be made with respect to such shares.

Allocation and Proration Procedures

Each Allied shareholder or warrant holder may elect to receive his or her merger consideration in cash, shares of Buckhead Community common stock, a combination of both, or indicate no preference as between cash or stock for each share of Allied common stock that he or she owns. If no preference as between cash or stock is elected by an Allied shareholder, such shareholder will be deemed to have elected all stock consideration. If the total value of cash elections exceeds $13.375 million, the exchange agent will allocate such cash elections between cash and Buckhead Community common stock following the procedures described below. Each Allied shareholder or warrant holder is entitled to receive his or her pro rata portion of the merger consideration, which consists of up to approximately 25% of his or her consideration in the form of cash and the remaining approximately 75%, or more, of his or her consideration in the form of Buckhead Community common stock. Any election that you make in which you elect cash consideration exceeding 25% of your total consideration is subject to adjustment by the exchange agent using the allocation and proration procedures described below. Therefore, unless you elect to receive 25% cash and 75% Buckhead Community common stock, or some lower proportion of cash to stock, it is possible that you will receive less cash consideration and more stock consideration than you elect. If you elect to receive 25% cash or less, the merger consideration that you elect will not be adjusted.

For purposes of the discussion below, “cash elections” means shares of Allied common stock, or any portion thereof, for which an election to receive cash is made, and “stock elections” means shares of Allied common stock, or any portion thereof, for which an election to receive Buckhead Community common stock is made.

Oversubscription in the Cash Pool. If the aggregate amount of cash to be paid to Allied shareholders and warrant holders for the cash elections exceeds $13.375 million, then:

•	all 100% stock elections and all non-election shares will be converted into the right to receive solely stock consideration,

•	all cash elections of 25% or less will be converted into the right to receive the respective cash consideration and stock consideration elected, and

•

all cash elections of more than 25% will be converted into the right to receive stock consideration and/or cash consideration determined by the exchange agent, which by a pro rata selection process will allocate cash and shares of Buckhead Community common stock among the cash elections that have requested more than 25% cash consideration such that the aggregate cash paid to Allied shareholders in the merger (not including cash paid for fractional shares) equals as closely as practicable to $13.375 million.

No Fractional Shares

No fractional shares of Buckhead Community common stock will be issued in connection with the merger. Instead, Buckhead Community will make a cash payment without interest to each shareholder of Allied who would otherwise receive a fractional share. The amount of such cash payment will be determined by multiplying the fraction of a share of Buckhead Community common stock otherwise issuable to such shareholder by $25.00, the value attributed to each share of Buckhead Community common stock for purposes of this transaction.

Dissenters’ Rights

Holders of shares of Allied common stock who properly elect to exercise the dissenters’ rights provided for in Article 13 of the GBCC will not have their shares converted into the right to receive merger consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his or her pro rata portion of the merger consideration. For more information, see, “Dissenters’ Rights,” at page 59.

Effect of the Merger on Allied Options

Under the merger agreement, all outstanding rights to acquire shares of Allied common stock, whether or not then exercisable, will be converted into rights to acquire Buckhead Community common stock. Under the terms of the merger agreement, the number of shares of Buckhead Community subject to such options will equal the number of shares of Allied subject to such options immediately prior to the effective time, multiplied by 1.20. In addition, the per share exercise price of such converted options will be adjusted by dividing the per share exercise price of each Allied option by 1.20. Buckhead Community will not issue any fractional shares pursuant to this conversion of options, and will instead cash out any fractional share at a rate equal to the product of such fraction and $25.00, minus the product of such fraction and the per share exercise price of the respective Allied option immediately prior to the merger. It is intended that the assumption of Allied options by Buckhead Community will be accomplished in a manner that will not constitute a “modification” under Section 424 of the Internal Revenue Code as to any “incentive stock option.”

Effect of the Merger on Allied Warrants

Under the merger agreement, all rights with respect to warrants granted by Allied which are outstanding at the effective time of the merger will be converted into the right to receive merger consideration such as would be available for a holder of an equal number of shares of Allied common stock as are underlying such warrants, less an amount equal to the per share exercise price of each respective Allied warrant.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved by Allied’s shareholders;

•	we obtain all required consents and approvals from the Federal Reserve, the FDIC and the GDBF; and

•	all other conditions to the merger discussed in this proxy statement-prospectus and the merger agreement are either satisfied or waived.

If all of these conditions are met, the closing of the merger will occur as soon as practicable thereafter on a date mutually agreeable to Buckhead Community and Allied.

Representations and Warranties in the Merger Agreement

Allied and Buckhead Community have made customary representations and warranties to each other as part of the merger agreement. Allied’s representations and warranties are contained in Section 5 of the merger agreement and relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, properties and financial statements;

•	pending and threatened litigation against Allied and its subsidiaries;

•	First National Bank of Forsyth County’s loans, investment portfolios, reserves and taxes;

•	its insurance, employee benefits, tax, legal and environmental matters;

•	First National Bank of Forsyth County’s privacy of customer information and the status of technology systems;

•	its contractual obligations and contingent liabilities; and

•	Allied’s public reports filed with the SEC.

Buckhead Community’s representations and warranties are contained in Section 6 of the merger agreement and relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization and financial statements;

•	pending and threatened litigation against Buckhead Community and its subsidiaries; and

•	the shares of Buckhead Community common stock to be issued in the merger.

Buckhead Community’s representations and warranties are for the benefit of Allied; they are not for the benefit of and may not be relied upon by Allied’s shareholders. The representations and warranties of the parties will not survive the effective time of the merger.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the merger. The conditions include, among other things:

•	approval by Allied’s shareholders of the merger agreement by the required vote;

•

approval of the merger by the Federal Reserve, the GDBF, the FDIC and other regulatory agencies without imposing conditions unacceptable to either Allied or Buckhead Community (see “The Merger Agreement—Regulatory and Other Required Approvals”);

•	receipt by Allied and Buckhead Community of a tax opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization;

•	receipt by Allied of an opinion from Burke Capital that the consideration to be paid to Allied’s shareholders is fair to such shareholders from a financial standpoint;

•

the absence of a stop order suspending the effectiveness of Buckhead Community’s registration statement under the Securities Act with respect to the shares of Buckhead Community common stock to be issued to the Allied shareholders;

•	the absence of an order, decree or injunction enjoining or prohibiting completion of the merger;

•

continued accuracy as of the closing date of the representations and warranties set forth in the merger agreement and fulfillment in all material respects of the parties’ covenants set forth in the merger agreement;

•	the absence of any material adverse change in the financial condition, results of operations, business or prospects of either Allied or Buckhead Community;

•	Buckhead Community’s receipt of affiliate and noncompetition agreements from each Allied director (see “The Merger Agreement—Affiliate Agreements”); and

•	issuance of certain legal opinions by counsel for Allied and Buckhead Community.

The conditions to the merger are set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. The parties’ boards of directors must approve any material amendments. Any material change in the terms of the merger agreement after the special shareholder meeting may require a re-solicitation of votes from Allied’s shareholders with respect to the amended merger agreement.

Business of Allied Pending the Merger

The merger agreement requires Allied to continue to operate its business as usual pending the merger. Among other things, they may not, without Buckhead Community’s consent, take or agree to take any of the following actions:

•	amend its articles of incorporation or bylaws or other governing instruments;

•

incur any additional debt or other obligation in excess of $50,000, except in the ordinary course of business and consistent with past practices, or allow any lien or encumbrance to be placed on any asset;

•	redeem, repurchase, or otherwise acquire any shares of its capital stock or any instruments convertible to capital stock or pay any distribution or dividend on its capital stock;

•

issue, sell, pledge, encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock, except pursuant to the exercise of currently outstanding options or warrants, or otherwise dispose of any asset having a book value in excess of $50,000 except in the ordinary course of business and for adequate consideration;

•	except in certain circumstances, make any material investments other than investments in obligations or securities of government entities;

•

enter into or modify any agreement requiring the payment of any salary, bonus, extra compensation, pension or severance payment to any of its current or former directors, officers or employees, except such agreements as are terminable at will without penalty or other payment by it, or increase the compensation of any such person in any manner inconsistent with its past practices;

•	adopt any new employee benefit plan or make any material change to existing plans, except as required by law or to maintain the tax status of the plan;

•	make any change to tax or accounting methods or internal accounting controls, except as required by law, regulation, or GAAP;

•	commence any litigation inconsistent with past practices or settle any claim for over $50,000 in money damages or any restrictions on its operations; or

•	enter into, modify, amend, or terminate any contract or waive, release, or assign any claim in any amount exceeding $50,000.

The restrictions on Allied’s business activities are set forth in Section 7.2 of the merger agreement.

No Solicitation of Alternative Transactions

Allied was required to immediately cease any negotiations with any person regarding any acquisition transaction existing at the time the merger agreement was executed. In addition, Allied may not solicit, directly or indirectly, inquiries or proposals with respect to, or, except to the extent determined by Allied’s board of directors in good faith, after consultation with its financial advisors and legal counsel, to be required to discharge properly the directors’ fiduciary duties, furnish any information relating to, or participate in any negotiations or discussions concerning, any sale of all or substantially all of its assets, any purchase of a substantial equity interest in it or any merger or other combination with it. Subject to the same fiduciary duties, Allied’s board may not withdraw its recommendation to you of the merger or recommend to you any such other transaction.

Allied was also required to instruct its respective officers, directors, agents, and affiliates to refrain from taking action prohibited by Allied and is required to notify Buckhead Community immediately if it receives any inquires from third parties. However, no director or officer of Allied is prohibited from taking any action that the board of directors of Allied determines in good faith, after consultation with counsel and receipt of a written opinion, is required by law or is required to discharge such director’s or officer’s fiduciary duties.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the merger. Those circumstances are:

•	by mutual consent of Allied’s board of directors and Buckhead Community’s board of directors;

•

by either party if the other party breaches any representation, warranty or covenant, such breach cannot be, or is not, cured within 30 days after written notice and the existence of such breach would result in a “material adverse effect,” as defined in the merger agreement, on the breaching party;

•

by either party if, by December 22, 2007, the conditions to completing the merger have not been met or waived, cannot be met or if the merger has not been consummated, or if the conditions to such party’s obligation to close are not satisfied by such date;

•	by either party if Allied’s shareholders do not approve the merger agreement or if any required consent of any regulatory authority is denied and is not appealed;

•

by Buckhead Community if Allied’s board of directors withdraws, modifies or changes its recommendation of the merger agreement, recommends a merger, sale of assets or other business combination or substantial investment by a third party (other than the Buckhead Community merger), or announces any agreement to do any of those things;

•

by Allied if Allied receives a bona fide written offer for an acquisition transaction that the Allied board determines in good faith, after consultation with its financial advisors and counsel, to be more favorable than the Buckhead Community merger; or

•	by Buckhead Community if the holders of more than 15% of the outstanding Allied common stock exercise dissenters’ rights.

If Buckhead Community terminates the merger agreement because Allied’s board withdraws or changes its recommendation of the merger agreement or recommends an acquisition transaction other than the Buckhead Community merger, or if Allied terminates the agreement because it has received an offer for such an acquisition transaction, then Allied (or its successor) must pay Buckhead Community a termination fee of $2.50 million. In addition, if the agreement is terminated pursuant to the breach of a condition by the other party, the breaching party will be liable to the non-breaching party for certain fees and expenses incurred by the non-breaching party in connection or associated with the preparation, negotiation, and execution of the agreement.

Provisions of the merger agreement regarding confidentiality, payment of the termination fee and indemnification of Allied and its controlling persons will survive any termination of the agreement.

Payment of Expenses Relating to the Merger

The parties will pay all of their own expenses related to negotiating and completing the merger.

Interests of Certain Persons in the Merger

Some of Allied’s directors and executive officers have interests in the transaction in addition to their interests generally as shareholders of Allied. These interests are described below. Allied’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Director Noncompetition Agreements

It is a condition to the obligations of Buckhead Community under the merger agreement that each director of Allied shall enter into a noncompetition agreement not to compete with Buckhead Community. The agreements will provide that each director of Allied shall not serve on the board of any financial institution or any financial institution holding company located in Forsyth or Hall Counties, Georgia, for a period of two years following the effective date of the merger.

Allied Stock Options and Warrants

Prior to the execution of the merger agreement, Allied’s directors and executive officers held options to purchase an aggregate of 142,500 shares of Allied common stock, with a weighted average exercise price of $11.15 per share. Subsequently, 31,700 of these options were exercised, resulting in an additional 31,700 shares of Allied common stock outstanding, and in options to purchase 110,800 shares of Allied common stock, with a weighted average exercise price of $11.47 per share, remaining outstanding. All of these options have vested or will vest prior to the consummation of the merger. In addition, Allied directors and executive officers held warrants to purchase an additional 287,142 shares of common stock, each with an exercise price of $10.00. The merger agreement contemplates compensating Allied directors and executive officers for options and warrants held at the effective time of the merger.

Employee Benefits

Buckhead Community will also give Allied’s employees full vesting and eligibility credit for their years of service with Allied for purposes of benefit accrual under Buckhead Community’s payroll practices and fringe benefit programs. Buckhead Community will provide Allied employees with benefits on terms and conditions which, when taken as a whole, are substantially similar to those currently provided to similarly situated Buckhead Community employees. Buckhead Community will provide continuation coverage to Allied employees under Allied’s group health plan or any successor Buckhead Community plan. At the request of Purchaser, the Allied will take all appropriate action to terminate, prior to the Effective Time, any retirement plan maintained by Allied or FNB Forsyth that is intended to be qualified under Section 401(a) of the Internal Revenue Code.

Employment Agreements

By way of an ancillary agreement to the Merger, Andrew Walker will enter into an employment agreement with The Buckhead Community Bank, effective as of the completion of the Merger. This agreement will provide Mr. Walker with an initial annual salary of $200,000 per year, perquisites, including the use of an automobile, totaling less than $10,000 annually, the opportunity to earn bonus payments and equity incentives as determined from time to time by the board of directors of The Buckhead Community Bank, and a severance payment equal to one (1) times Mr. Walker’s then-current salary in the event of termination within the year following a change of control.

In addition, it is currently contemplated that Richard Bell and Sam Story, Allied’s CFO and Executive Vice President, respectively, will enter into similarly structured employment agreements, with initial annual salaries of $150,000 and $165,000, respectively.

Indemnification and Insurance

Buckhead Community has agreed that all rights to indemnification and all limitations of liability existing in favor of indemnified parties under Allied’s articles of incorporation and bylaws as in effect on March 1, 2007 with respect to matters occurring prior to or at the effective time of the merger will survive for a period concurrent with the applicable statute of limitations. In addition, Buckhead Community has agreed to indemnify, under certain conditions, Allied’s directors, officers and controlling persons against certain expenses and liabilities, including certain liabilities arising under federal securities laws. Allied must cause the officers and directors of Allied to be covered by Allied’s directors and officers liability insurance policy (or a substitute policy) for three years following the effective time of the merger, subject to certain conditions.

No director or executive officer of Allied currently owns any Buckhead Community common stock.

Share Ownership of Management

As of the record date for the special meeting, directors and executive officers of Allied had or shared voting or dispositive power over approximately 21.1% of the issued and outstanding Allied common stock. These individuals have agreed with Buckhead Community that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger agreement. See “Affiliate Agreements” at page 52.

No Public Trading Market

Buckhead Community common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended. The shares of Buckhead Community common stock to be issued in the merger will be freely transferable under applicable securities laws, except to the extent of any limitations or restrictions applicable to any shares received by any shareholder who may be deemed an affiliate of Allied on the date of the special meeting of Allied’s shareholders or an affiliate of Buckhead Community following completion of the merger. See “—Resale of Buckhead Community Common Stock,” at page 51.

Buckhead Community currently has no plans to list its stock on any public exchange following the merger, although it is possible that Buckhead Community may list its common stock at some point in the future. However, even if Buckhead Community were to list its common stock on a public exchange, there is no guarantee that any public market for shares of Buckhead Community common stock will develop.

Buckhead Community Dividends

The holders of Buckhead Community common stock receive dividends if and when declared by the Buckhead Community board of directors out of legally available funds. Buckhead Community’s board of directors has not declared a dividend since Buckhead Community’s inception and does not expect to do so in the foreseeable future. Instead, they anticipate that all of their earnings, if any, will be used for working capital, to support their operations and to finance the growth and development of their business. Any future determination relating to dividend policy will be made at the discretion of Buckhead Community’s board of directors and will depend on a number of factors, including the company’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

Surrender and Exchange of Stock Certificates

At the effective time of the merger, Allied’s shareholders will automatically become entitled to all of the rights and privileges afforded to Buckhead Community shareholders at that time. However, the actual physical exchange of Allied common stock certificates for cash and certificates representing shares of Buckhead Community common stock will occur after the merger.

Registrar and Transfer Company will serve as exchange agent for the merger. Promptly after the effective date of the merger, Buckhead Community will send or cause to be sent to all Allied’s shareholders (other than any shareholders who have exercised their dissenters’ rights) an election form/letter of transmittal with instructions for electing the type of consideration to be received in the merger and exchanging Allied common stock certificates for the merger consideration. Each Allied stock certificate issued and outstanding immediately prior to the effective time of the merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when they are actually exchanged.

Buckhead Community will delay paying former shareholders of Allied who become holders of Buckhead Community common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of Buckhead Community common stock following the effective time of the merger until they have surrendered their certificates evidencing their Allied common stock, at which time Buckhead Community will pay any such dividends or other distributions without interest.

You should not send in your Allied stock certificate(s) until you have received an election form/letter of transmittal and further written instructions after the effective date of the merger. Please do NOT send in your stock certificates with your proxy card.

After the exchange agent receives your certificates of Allied common stock, together with a properly completed election form/letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of any Buckhead Community common stock certificates (together with all withheld dividends or other distributions, but without interest thereon) and cash payments due (including any cash payment for a fractional share, without interest). The merger consideration delivered by the exchange agent is subject to adjustment to ensure that the total cash consideration distributed is no greater than $13.375 million. See “—Allocation and Proration Procedures” at page 44.

Shareholders who cannot locate their stock certificates are urged to contact promptly:

Allied Bancshares, Inc.

1700 Marketplace Blvd.

Cumming, Georgia 30041

Attention: Andrew Walker

Telephone: (678) 947-3595

Allied will issue a new stock certificate to replace the lost certificate(s) only if the shareholder of Allied signs an affidavit certifying that his or her certificate(s) cannot be located and containing an agreement to indemnify Allied and Buckhead Community against any claim that may be made against Allied or Buckhead Community by the owner of the certificate(s) alleged to have been lost or destroyed. Allied or Buckhead Community may also require the shareholder to post a bond in an amount sufficient to support the shareholder’s agreement to indemnify Allied and Buckhead Community.

Resale of Buckhead Community Common Stock

The shares of Buckhead Community common stock to be issued in the merger will be registered under the Securities Act. Allied shareholders who are not affiliates of Allied or Buckhead Community may freely trade their Buckhead Community common stock upon completion of the merger. The term “affiliate” generally means each person who was an executive officer, director or 10% shareholder of Allied prior to the merger or who is an executive officer, director or 10% shareholder of Buckhead Community after the merger.

Those shareholders who are deemed to be affiliates of Allied may only sell their Buckhead Community common stock as provided by Rule 145 of the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted under the Securities Act.

If you are or may be an affiliate of Allied, you should carefully consider the resale restrictions imposed by Rule 145 before you attempt to transfer any shares of Buckhead Community common stock after the merger. Persons assumed to be affiliates of Allied have entered into agreements with Buckhead Community not to sell shares of Buckhead Community common stock they receive in the merger in violation of the Securities Act, or in any manner that would disqualify the merger from tax-free reorganization treatment.

Affiliate Agreements

Allied has caused each non-officer director of Allied to execute an Affiliate Agreement, in which each director agrees to vote all of his or her shares of Allied common stock in favor of the merger and the merger agreement.

A form of the Affiliate Agreement is Exhibit A to the Agreement and Plan of Reorganization, which is attached to this joint proxy statement-prospectus as Appendix A. This agreement may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Allied. The following is a brief summary of the material provisions of this agreement:

•	The director agrees to vote, or cause to be voted, in person or by proxy, all of the Allied common stock as to which he or she has voting power, individually or jointly with other persons.

•

The director agrees, except for certain specific transfers set forth in the agreement, not to directly or indirectly transfer any of his or her Allied common stock until the vote upon the Agreement and Plan of Reorganization and the merger by Allied stock holders has been taken or until the Agreement and Plan of Reorganization has been terminated without the prior written consent of Buckhead Community.

•

The director agrees, for a period of two years after the effective date of the merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act).

Regulatory and Other Required Approvals

Federal Reserve

The Federal Reserve must approve the merger before it can be completed. Buckhead Community received the prior approval of the Federal Reserve on June 5, 2007. This approval was granted on the condition that the merger not be consummated after September 5, 2007. Buckhead Community has subsequently received an extension of this approval on the condition that the merger not be consummated after December 5, 2007. Should Buckhead Community and Allied be unable to consummate the merger prior to the expiration of Federal Reserve approval, Buckhead Community intends to apply for additional extensions as necessary. However, it is possible that further extensions may not be granted, or may impose conditions not presently anticipated.

Other Regulatory Approvals

The merger of First National Bank of Forsyth County with and into The Buckhead Community Bank requires the approval of the FDIC and the GDBF. Buckhead Community concurrently filed applications for approval of the bank merger with the FDIC and the GDBF on May 9, 2007, and received the prior approvals of the GDBF and the FDIC on June 18 and 22, 2007 respectively. The approval of the FDIC has been granted on the condition that the bank merger not be consummated after December 22, 2007. While Buckhead Community intends to apply for an extension of this approval should such an extension prove necessary and has no reason to believe that such an extension would not be granted if requested, there is the possibility that a necessary extension may not be granted on a timely basis or at all, or may impose conditions not presently anticipated. While denial of an extension or the imposition of additional conditions would not preclude the merger of Allied with and into Buckhead Community, such a denial would adversely affect the merger of FNB Forsyth with and into The Buckhead Community Bank, which in turn could have an adverse impact on the integration of the businesses following the merger and related financial performance.

In connection with or as a result of the merger, Buckhead Community or Allied may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The Buckhead Community common stock to be issued in exchange for Allied common stock in the merger has been registered with the SEC and also will be registered with such state securities regulators as may be required.

Status and Effect of Approvals

All regulatory applications and notices required to be filed prior to the merger have been filed. Buckhead Community and Allied contemplate that they will complete the merger shortly after the special shareholders’ meeting, assuming all required approvals are received.

Buckhead Community and Allied have received the prior approval of the Federal Reserve, FDIC and GDBF as of the date of this document. However, we cannot assure you that any state attorney general or other regulatory authority will not attempt to challenge the merger, or, if such a challenge is made, project the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained.

Accounting Treatment of the Merger

Buckhead Community is required to account for the merger as a purchase transaction under GAAP. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Allied will be recorded, as of completion of the merger, at their respective fair values and added to those of Buckhead Community. Any excess of purchase price over the net fair value of Allied’s assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Buckhead Community issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Allied. The results of operations of Allied will be included in the results of operations of Buckhead Community following the effective time of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary description of the material United States federal income tax consequences of the merger to the shareholders of Allied who hold the common stock as capital assets. We do not intend it to be a complete description of the federal income tax consequences of the merger to all shareholders of Allied. For example, it may not apply to shareholders who received their stock upon the exercise of employee stock options or as compensation. It also may not apply to shareholders who hold the common stock as part of a “hedge,” “straddle,” “constructive sale,” or “conversion transaction,” as these terms are used in the Internal Revenue Code. It also may not apply to insurance companies, securities dealers, financial institutions or foreign persons. In addition, this summary description deals only with the federal income tax consequences of the merger. No information is provided on the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws.

This discussion is based upon the tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change. No ruling will be requested from the Internal Revenue Service on any matter relating to the tax consequences of the merger. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

Buckhead Community and Allied must receive a tax opinion from Powell Goldstein LLP in order to complete the merger. The tax opinion must conclude that the consequences of the merger are as follows:

•	that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

that the exchange in the merger of Allied common stock for Buckhead Community common stock will not give rise to gain or loss to the shareholders of Allied with respect to such exchange, except to the extent of any cash received; and

•

that the assumption by Buckhead Community of Allied options qualifying as “incentive stock options” under Section 422 of the Internal Revenue Code will satisfy the requirements of Section 424(a) of the Internal Revenue Code and will not constitute a modification of such options under Section 424(h) of the Internal Revenue Code.

On October 5, Powell Goldstein LLP issued the tax opinion. The tax opinion was based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, factual representations and covenants including those contained in representation letters executed by officers of Allied and Buckhead Community that, if incorrect in certain material respects, would jeopardize the conclusions reached by Powell Goldstein LLP in its opinion. The tax opinion does not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling has or will be requested from the Internal Revenue Service in connection with the merger.

The United States federal income tax consequences of the merger are as follows:

•	Classification as a “Reorganization.” The merger will be treated as a reorganization qualifying under the provisions of section 368(a) of the Internal Revenue Code.

•

Federal Income Tax Consequences to Buckhead Community and Allied. Neither Buckhead Community nor Allied will recognize taxable gain or loss as a result of the merger, except for, in the case of Allied, gain, if any, that has been deferred in accordance with the consolidated return regulations.

•

Federal Income Tax Consequences to the Allied Shareholders. The United States federal income tax consequences of the merger to an Allied shareholder, generally, will depend on whether the shareholder exchanges Allied common stock for cash, Buckhead Community common stock or a combination of cash and Buckhead Community common stock.

•

Exchange Solely for Buckhead Community Stock. An Allied shareholder will not recognize taxable gain or loss upon the exchange of Allied common stock solely for Buckhead Community common stock, except in respect of cash received in lieu of the issuance of a fractional share of Buckhead Community common stock (as discussed below).

•

Exchange for Part Cash and Part Buckhead Community Common Stock. An Allied shareholder who receives part cash (not including cash received in lieu of the issuance of a fractional share of Buckhead Community common stock) and part Buckhead Community common stock in exchange for Allied common stock will recognize taxable gain (but not loss) in an amount, if any, equal to the lesser of: (i) the excess of the sum of the amount of cash (excluding cash paid for a fractional share) and the fair market value of Buckhead Community common stock received in the merger over the holder’s adjusted tax basis in the shares of Allied common stock (not including any tax basis allocable to any fractional shares of Buckhead Community common stock for which a Allied shareholder is paid in cash) surrendered by the holder, or (ii) the amount of cash (excluding cash paid for a fractional share) received in the merger. Any taxable gain to a Allied shareholder on the exchange of Allied common stock generally will be treated as capital gain (either long-term or short-term capital gain depending on whether the shareholder has held such Allied common stock for more than one (1) year in the case of long-term capital gain or one (1) year or less in the case of short-term capital gain). Gain must be computed separately with respect to shares of Allied common stock acquired at different times. If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes.

•

Exchange of Cash in Lieu of Fractional Share. An Allied shareholder who receives cash in lieu of the issuance of a fractional share of Buckhead Community common stock will generally be treated as having received such factional share and then having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the Allied shareholder’s aggregate adjusted tax basis of the Allied shares exchanged in the merger which is allocable to the fractional share of Buckhead Community common stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Allied common stock is more than one year at the effective time of the merger.

•

Tax Basis of Buckhead Community Common Stock Received in the Merger. The tax basis of any Buckhead Community common stock (including a fractional share deemed received and redeemed as described above) exchanged for Allied common stock in the merger will equal the tax basis of the Allied common stock surrendered in the exchange, reduced by the amount of cash received, if any, in the exchange (excluding any cash received in lieu of the issuance of a fractional share of Buckhead Community common stock), and increased by the amount, if any, of gain (including any portion of the gain that is treated as a dividend but not including any gain resulting from the deemed receipt and redemption of a fractional share described above) recognized in the exchange.

•

Holding Period of Buckhead Community Common Stock Received in the Merger. The holding period for any Buckhead Community common stock exchanged for Allied common stock in the merger will include the period during which Allied common stock surrendered in the exchange was held.

•	Possible Treatment of Cash as a Dividend.

•

In general, the determination of whether the gain recognized in the exchange (other than gain with respect to fractional shares) will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Allied shareholder’s deemed percentage stock ownership in Buckhead Community. For purposes of this determination, the Allied shareholder is treated as if it first exchanged all of its shares of Allied common stock solely for Buckhead Community common stock and then Buckhead Community immediately redeemed, which we refer to in this document as the “Deemed Redemption”, a portion of the Buckhead Community common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the Allied shareholder or (2) “not essentially equivalent to a dividend.”

•

The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether a Deemed Redemption is “not essentially equivalent to a dividend” with respect to a Allied shareholder will depend upon the Allied shareholder’s particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend, “the Deemed Redemption must result in a “meaningful reduction” in the Allied shareholder’s deemed percentage stock ownership of Buckhead Community. In general, that determination requires a comparison of: (1) the percentage of the outstanding stock of Buckhead Community that the Allied shareholder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of Buckhead Community that is actually and constructively owned by the Allied shareholder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

•

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g. less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g. approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

•

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. However, it should be noted that, under current Internal Revenue laws, dividends from a regular C corporation (including amounts characterized as a dividend under the guidelines set forth above) and long-term capital gains are both taxed at a maximum rate of 15% for federal income tax purposes.

•

Exchange Solely for Cash. An Allied shareholder who receives solely cash in exchange for Allied common stock, whether as a result of exercising dissenter’s rights or otherwise, will recognize taxable gain or loss in an amount, if any, equal to the difference between the cash received and the holder’s adjusted tax basis in the shares of Allied common stock surrendered by the holder. Any taxable gain to an Allied shareholder on the exchange of Allied common stock will generally be treated as capital gain, either long-term or short-term capital gain depending on the shareholder’s holding period for the Allied common stock.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

If the merger is completed, Allied’s shareholders (other than those exercising dissenters’ rights or who receive 100% of their consideration in the form of cash) will become Buckhead Community shareholders. Their rights as shareholders will then be governed by Buckhead Community’s articles of incorporation and bylaws rather than by Allied’s articles of incorporation and bylaws.

Buckhead Community and Allied are both Georgia corporations organized under the laws of the State of Georgia. The corporate affairs of Buckhead Community and Allied are governed generally by the provisions of the GBCC. The following is a summary of differences between the rights of Allied shareholders and Buckhead Community shareholders not described elsewhere in this proxy statement-prospectus. The complete texts of Buckhead Community’s articles of incorporation and bylaws are included as exhibits to the registration statement filed with the SEC in connection with this proposed merger, and are available for public viewing. See “Where You Can Find Additional Information,” at page 143. Allied shareholders should consult their own legal counsel with respect to specific differences and changes in their rights as shareholders which would result from the proposed merger.

Authorized Capital Stock

Buckhead Community. Buckhead Community’s articles of incorporation authorize it to issue 10,000,000 shares of common stock, with a $0.01 per share par value and 1,000,000 shares of special stock, no par value, with such preferences, limitations and relative rights as determined by the board of directors. As of October 4, 2007, there were 4,575,166 shares of Buckhead Community common stock, including 10,822 restricted shares, issued and outstanding and no shares of special stock issued and outstanding. In addition, as of October 4, 2007, Buckhead Community had issued options to purchase 68,976 shares of its common stock.

Allied. Allied’s articles of incorporation authorize it to issue 10,000,000 shares of common stock with a $0.10 per share par value. As of October 4, 2007, there were 1,535,700 shares of Allied common stock issued and outstanding. In addition, as of October 4, 2007, 110,800 shares of Allied common stock were reserved for issuance pursuant to outstanding options, and an additional 287,142 shares were reserved for issuance pursuant to outstanding warrants to purchase Allied common stock.

Boards of Directors

Buckhead Community. Buckhead Community’s bylaws provide for a board of directors consisting of a number of directors as determined by the shareholders and the board. At this time, there are eleven (11) directors of Buckhead Community. Each director is elected by plurality vote at successive annual meetings of shareholders.

Allied. Allied’s bylaws provide for a board of directors consisting of not less than five (5) nor more than twenty-five (25) members divided into three classes. Each class of directors serves a three-year term, and directors of each class are elected by plurality vote at successive annual meetings of shareholders.

Reporting Requirements

Buckhead Community. Buckhead Community files reports with the Federal Reserve and The Buckhead Community Bank files reports with the FDIC and the GDBF.

Allied. Allied is a reporting company under the Exchange Act and files periodic reports with the SEC. Allied also files reports with the Federal Reserve, and The First National Bank of Forsyth County files reports with the OCC.

Liquidation Rights

Buckhead Community. Under the GBCC, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of Buckhead Community.

Allied. Under the GBCC, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of Allied.

Mergers, Consolidations and Sales of Assets

Buckhead Community. Under the GBCC, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws require otherwise. Because Buckhead Community’s articles and bylaws do not so require, an affirmative vote of at least a majority of the outstanding shares entitled to vote would be sufficient to approve a sale of or the merger of Buckhead Community into another corporation. A merger of Buckhead Community into another corporation would also require the approval of the Federal Reserve, the FDIC and the GDBF.

Allied. The merger of Allied generally requires the affirmative vote of either (1) a majority of the board of directors and shareholders owning at least two thirds of the issued and outstanding shares of the corporation, or (2) two-thirds of the board of directors and shareholders owning at least a majority of the issued and outstanding shares of the corporation in order to approve a merger or share exchange, or a sale of substantially all of the corporation’s assets. Such a merger must also be approved by the Federal Reserve and the GDBF.

Dividends

Buckhead Community. The holders of Buckhead Community common stock are entitled to receive dividends when, as and if declared by Buckhead Community’s board of directors and paid by Buckhead Community out of funds legally available therefor. Under Federal Reserve policy, a bank holding company such as Buckhead Community generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends. Further, the prospective rate of earnings retention should appear to be consistent with its capital needs, asset quality, and overall financial condition. In addition, Buckhead Community may not pay dividends that would render it insolvent. Buckhead Community has not declared a dividend since their inception and they do not expect to do so in the foreseeable future. Instead, they anticipate that all of their earnings, if any, will be used for working capital, to support their operations and to finance the growth and development of their business.

Allied. The holders of Allied common stock are entitled to receive dividends when, as and if declared by Allied’s board of directors and paid by Allied out of funds legally available therefore. Similar to Buckhead Community, Allied must adhere to the Federal Reserve Policy for bank holding companies. As a Georgia corporation, Allied may pay dividends on its outstanding shares in cash, property or its own shares unless it would be rendered insolvent by doing so.

DISSENTERS’ RIGHTS

The following is a summary of the law relating to dissenters’ rights available under Georgia law. The full text of the relevant provisions of the GBCC, which are reprinted in their entirety and included as Appendix C to this proxy statement-prospectus. If you desire to exercise dissenters’ rights, you should review carefully the GBCC and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Pursuant to the provisions of the GBCC, Allied’s shareholders have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders of Allied common stock who fulfill the requirements described below will be entitled to assert dissenters’ rights. Shareholders considering initiation of a dissenters’ proceeding should review this section in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Procedural Steps. Pursuant to the provisions of Article 13 of the GBCC, if the merger is consummated, you must:

•

Give to Allied, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of Allied common stock (hereinafter referred to as “shares”);

•	Not vote in favor of the merger; and

•	Comply with the statutory requirements summarized below. If you perfect your dissenters’ rights, you will receive the fair value of your shares as of the effective date of the merger.

You may assert dissenters’ rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify Allied in writing of the name and address of each person on whose behalf you are asserting dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Written Dissent Demand. Voting against the merger will not satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected. Any shareholder who returns a signed proxy card but fails to provide instructions as to the manner in which his or her shares are to be voted will be deemed to have voted in favor of the merger and will not be entitled to assert dissenters’ rights.

Any written objection to the merger satisfying the requirements discussed above should be addressed to Allied Bancshares, Inc., 1700 Marketplace Blvd., Cumming, Georgia 30041, Attn: Corporate Secretary.

If the shareholders of Allied approve the merger at the special meeting, Allied must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all of its shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent within ten days after the effective date of the merger and must:

•	State where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	Inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

•	Set a date by which Allied must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•	Be accompanied by a copy of Article 13 of the GBCC.

A record shareholder who receives the Dissenters’ Notice must demand payment and deposit his or her certificates with Allied in accordance with the Dissenters’ Notice. Dissenting shareholders will retain all of the rights of a shareholder until those rights are canceled or modified by the consummation of the merger. A record shareholder who does not demand payment or deposit his or her share certificates as required, each by the date set in the Dissenters’ Notice, is not entitled to payment for his or her shares under Article 13 of the GBCC.

Except as described below, Buckhead Community, as Allied’s successor, must, within ten days of the later of the effective date of the merger or receipt of a payment demand, offer to pay to each dissenting shareholder who complied with the payment demand and deposit requirements described above the amount Buckhead Community estimates to be the fair value of the shares, plus accrued interest from the effective date of the merger. Buckhead Community’s offer of payment must be accompanied by:

•	Recent financial statements of Buckhead Community;

•	Buckhead Community’s estimate of the fair value of the shares;

•	An explanation of how the interest was calculated;

•	A statement of the dissenter’s right to demand payment under Section 14-2-1327 of the GBCC; and

•	A copy of Article 13 of the GBCC.

If the dissenting shareholder accepts Buckhead Community’s offer by written notice to Buckhead Community within 30 days after Buckhead Community’s offer, Buckhead Community must pay for the shares within 60 days after the later of the making of the offer or the effective date of the merger.

If the merger is not consummated within 60 days after the date set forth demanding payment and depositing share certificates, Buckhead Community must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Buckhead Community must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and repeat the payment demand procedure described above.

Section 14-2-1327 of the GBCC provides that a dissenting shareholder may notify Buckhead Community in writing of his or her own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, if:

•	He or she believes that the amount offered by Buckhead Community is less than the fair value of his or her shares or that Buckhead Community has calculated incorrectly the interest due; or

•

Buckhead Community, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenting shareholder waives his or her right to demand payment under Section 14-2-1327 unless he or she notifies Buckhead Community of his or her demand in writing within 30 days after Buckhead Community makes or offers payment for the dissenting shareholder’s shares. If Buckhead Community does not offer payment within ten days of the later of the merger’s effective date or receipt of a payment demand, then the shareholder may demand the financial statements and other information required to accompany Buckhead Community’s payment offer, and Buckhead Community must provide such information within ten days after receipt of the written demand. The shareholder may notify Buckhead Community of his or her own estimate of the fair value of the shares and the amount of interest due, and may demand payment of that estimate.

Litigation

If a demand for payment under Section 14-2-1327 remains unsettled, Buckhead Community must commence a nonjury equity valuation proceeding in the Superior Court of Fulton County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If Buckhead Community does not commence the proceeding within those 60 days, the GBCC requires Buckhead Community to pay each dissenting shareholder whose demand remains unsettled the amount demanded. Buckhead Community is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such holder’s shares plus interest to the date of judgment.

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against Buckhead Community, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Buckhead Community if the court finds Buckhead Community did not substantially comply with the requirements of specified provisions of Article 13 of the GBCC, or against either Buckhead Community or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the GBCC.

If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should be not assessed against Buckhead Community, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited. No action by any dissenting shareholder to enforce dissenters’ rights may be brought more than three years after the effective date of the merger, regardless of whether notice of the merger and of the right to dissent were given by Buckhead Community in compliance with the Dissenters’ Notice and payment offer requirements.

The full text of Article 13 of the GBCC has been reprinted in its entirety and is included as Appendix C to this proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Appendix C and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Buckhead Community, except as may be required by the GBCC, or to obtain legal counsel or appraisal services at the expense of Buckhead Community.

Any dissenting shareholder who perfects his or her right to be paid the “fair value” of his or her shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “Material Federal Income Tax Consequences of the Merger” at page 54.

You must do all of the things described in this section and as set forth in Article 13 of the GBCC in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the GBCC. In view of the complexity of these provisions of Georgia law, shareholders of Allied who are considering exercising their dissenters’ rights should consult their legal advisors.

PROPOSAL 2: AUTHORIZATION TO ADJOURN

At the special shareholders’ meeting, Allied shareholders are being asked to consider and vote on a proposal to authorize management to adjourn the meeting to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to approve the merger.

Allied’s board of directors recommends that Allied’s shareholders vote FOR the proposal to authorize management to adjourn the special shareholders’ meeting to allow time for the further solicitation of proxies to approve the merger agreement.

INFORMATION ABOUT BUCKHEAD COMMUNITY

General

Buckhead Community is a Georgia corporation registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Buckhead Community was formed on October 15, 1996 to serve as the holding company of its wholly-owned banking subsidiary, The Buckhead Community Bank. The Buckhead Community Bank was originally organized in February, 1998, as a federally-chartered commercial banking association. On July 1, 2005, The Buckhead Community Bank converted its charter to a Georgia State banking charter. The Buckhead Community Bank currently has four branches: two branches in Atlanta and one branch each in Alpharetta and Sandy Springs, Georgia. In addition, the Buckhead Community Bank is currently in the process of opening a location in Atlanta, Cobb County, Georgia, which is anticipated to open for business in the second half of 2007. The Buckhead Community Bank also operates a loan production office in Suwanee, Georgia and rents additional office space for its lenders in three offices in Atlanta, Chamblee and Duluth, Georgia. Buckhead Community engages in community banking and primarily serves Fulton and Forsyth Counties within the greater Atlanta, Georgia banking market.

In July, 2005, Buckhead Community completed a secondary private offering of common stock, raising an additional $7.5 million from accredited investors. The proceeds of the offering were used as capital to support the continued growth of the Buckhead Community Bank and for general corporate purposes.

Buckhead Community, through its subsidiary The Buckhead Community Bank, provides a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, cash management services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. The strategy of The Buckhead Community Bank includes a focus on personalized customer service while offering the sophisticated products and services found at much larger banks.

Buckhead Community operates within the greater Atlanta metropolitan area. The Atlanta metropolitan area is located in the northwest quarter of the state of Georgia along the southern edge of the Appalachian foothills, at the convergence of Interstates 20, 75 and 85. Atlanta’s Hartsfield-Jackson Atlanta International Airport provides a majority of the air transportation services to the region. Atlanta is the capital and the most populous city in Georgia, and is the 9th most populous city in the United States, with a metropolitan population of approximately 5,138,223. In addition, the Atlanta metropolitan area has had the highest population growth rate among major metropolitan areas in the United States over the period from 2000 to 2006, adding 856,266 people, an approximate 20.5% increase over that period. Atlanta’s current growth rate adds approximately 150,000 people to the metropolitan area per year. Atlanta’s population is distributed such that, approximately, 22.3% of the population is under the age of 18, 13.3% of the population is aged 18-24, 35.2% of the population is aged 25-44, 19.4% of the population is aged 45-64, and 9.7% of the population is age 65 or above. The median age is 32.

Atlanta saw nearly 70,000 new housing starts in 2006, and has recorded the most single family housing starts among major American cities for each of the past 13 years. Housing starts have slowed in 2007, however, and the current home inventory has risen to approximately 10 months from 9 months a year ago. Atlanta is home to the headquarters of 12 Fortune 500 companies, including The Home Depot, Inc., United Parcel Service, Inc., The Coca-Cola Co., and Delta Airlines. Atlanta Chamber of Commerce statistics indicate that more than 40,000 businesses have operated within the Atlanta area over the past decade. Currently, some of the largest employers in the Atlanta area are Delta Airlines, Inc., AT&T, Inc., Wal-Mart Stores, Inc., and The Home Depot, Inc. The median annual household income in Atlanta is $51,482 and the per capita income is $29,772.

As of December 31, 2006, Buckhead Community had consolidated total assets of approximately $541.2 million, consolidated total loans of approximately $378.3 million, consolidated total deposits of approximately $472.1 million and consolidated shareholders’ equity of approximately $39.8 million, up 38.3%, 43.8%, 35.6% and 37.4%, respectively, from December 31, 2005. Buckhead Community had net income for the year ended

December 31, 2006 of approximately $5.3 million, or $1.18 per diluted share, compared to $0.86 per diluted share for the year ended December 31, 2005. As of June 30, 2007, Buckhead Community had consolidated total assets of $603.8 million and total loans of $430.8 million, up 11.6% and 13.9% respectively from December 31, 2006. Buckhead Community’s principal executive offices are located at 415 East Paces Ferry Road, Atlanta, Georgia 30305, and Buckhead Community’s telephone number is (404) 504-2548.

Business and Properties

The main office of both Buckhead Community and The Buckhead Community Bank is located at 415 East Paces Ferry Road, Atlanta, Georgia 30305. In addition, The Buckhead Community Bank operates three additional branches in Sandy Springs, Alpharetta and Atlanta, Georgia, which were opened in 2000, 2003 and 2005, respectively, as well as a loan production office in Suwanee, Georgia, which was opened in 2004, and also rents additional office space for its lenders in Atlanta, Chamblee and Duluth, Georgia. Buckhead Community recently opened a new branch location in Atlanta, Cobb County, Georgia, on August 28, 2007. This branch operates out of space that has been leased by Buckhead Community for this purpose. With the exception of the Alpharetta office, Buckhead Community leases all of its office space. We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased branches, loan production and leased offices.

Office Address	Date Opened	Owned/ Leased	Square Footage	Use of Office
415 East Paces Ferry Road Atlanta, Fulton County, Georgia	February 6, 1998	Leased	16,538	Branch

600 Sandy Springs Circle Sandy Springs, Fulton County, Georgia	February 10, 2000	Leased	3,090	Branch

3325 Paddocks Parkway, Suite 140 Suwanee, Forsyth County, Georgia	April 1, 2003	Leased	3,021	Loan Production Office

2755 Old Milton Parkway Alpharetta, Fulton County, Georgia	February 1, 2004	Owned	5,326	Branch

860 Peachtree Street Atlanta, Fulton County, Georgia	October 3, 2005	Leased	4,080	Branch

3333 Riverwood Parkway Atlanta, Cobb County, Georgia	August 28, 2007	Leased	5,490	Branch

6085 Lake Forrest Drive Suite 300-B Atlanta, Fulton County, Georgia	N/A	Leased	605	Additional office space for lenders

2505 Chamblee Tucker Road Suite 303 Chamblee, Fulton County, Georgia	N/A	Leased	500	Additional office space for lenders

6340 Sugarloaf Parkway, Suite 233 Duluth, Fulton County, Georgia	N/A	Leased	207	Additional office space for lenders

The Buckhead Community Bank is a full-service commercial bank. With an emphasis on responsive and customized service, The Buckhead Community Bank offers a variety of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer loans, investment loans, small business loans, commercial lines of credit and letters of credit. The Buckhead Community Bank focuses on providing individual service and attention to its target customers, which include individuals and small- to medium-sized businesses. As The Buckhead Community Bank is familiar with its customers, The Buckhead Community Bank believes it responds to their credit requests more quickly and is more flexible in approving complex loans based on The Buckhead Community Bank’s personal knowledge of the customer.

The Buckhead Community Bank’s principal business is to accept deposits from the public and to make loans and other investments. The principal sources of funds for The Buckhead Community Bank’s loans and investments are demand, time, savings and other deposits, repayment of loans and borrowings. The principal source of income for The Buckhead Community Bank is interest collected on loans and other investments. The principal expenses of The Buckhead Community Bank are interest paid on savings and other deposits, employee compensation, office expenses and other overhead expenses.

The Buckhead Community Bank offers the banking products and services to its customers set forth below.

Lending Services

Lending Policy. The Buckhead Community Bank seeks creditworthy borrowers within a limited geographic area. Its primary lending function is to make real estate loans, particularly construction loans for new residential and commercial properties. The Buckhead Community Bank also makes consumer loans to individuals and to small- and medium-sized businesses. The Buckhead Community Bank’s current loan portfolio, as of June 30, 2007, is as follows:

Loan Category	Ratio
Real estate lending	81.7%
Commercial lending	17.5%
Consumer lending	0.8%
Other lending	0%

Loan Approval and Review. The Buckhead Community Bank’s loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer’s lending authority, an officer with a higher lending limit or the loan committee determines whether to approve the loan request.

Lending Limits. The Buckhead Community Bank’s lending activities are subject to a variety of lending limits imposed by law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to The Buckhead Community Bank. These limits increase or decrease as The Buckhead Community Bank’s capital increases or decreases as a result of its earnings or losses, among other reasons.

Credit Risks. The principal economic risk associated with each category of the loans that The Buckhead Community Bank makes is the creditworthiness of the borrower. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships.

Other larger banks in Fulton and Forsyth Counties make proportionately more loans to medium- to large-sized businesses than The Buckhead Community Bank does. Many of the commercial loans that The Buckhead Community Bank makes are to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers.

Real Estate Loans. The Buckhead Community Bank’s loan portfolio consists primarily of commercial real estate loans, construction and development loans and residential real estate loans primarily in and around Fulton and Forsyth Counties. These loans include certain commercial loans where The Buckhead Community Bank takes a supplemental interest in real estate, but not as principal collateral. Home equity loans and lines of credit are classified as consumer loans.

The Buckhead Community Bank’s residential real estate loans consist principally of single family acquisition and development and construction loans with maturities of one year or less. Term financing of residential single family property is a small portion of the total portfolio and is generally limited to one year maturities based on 20 year amortizations to begin repayment of construction debt on unsold houses. Traditional consumer permanent first mortgage financing is referred to outside mortgage specialty sources. Residential construction loans are made in accordance with The Buckhead Community Bank’s appraisal policy and with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not exceeding the lesser of 80% of “as built” appraised value or 100% of cost to construct.

The following chart compares the Buckhead Community Bank’s internal Loan To Value policy standards to the Supervisory Loan To Value guidelines:

Supervisory Loan Category	Buckhead Community Bank Loan-to-Value Limit	Loan-to-Value Limit
Raw land	65%	65%
Land development	75%	75%
Construction
One- to four-family residential	85%	80%
All other construction	80%	80%
Improved property	85%	85%
Owner-occupied one- to four-family	80%	80%

The Buckhead Community Bank believes that these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the real estate market.

Commercial real estate loan terms are generally limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates typically are not fixed for a period exceeding 60 months. The Buckhead Community Bank generally charges an origination fee. The Buckhead Community Bank attempts to reduce credit risk on its commercial real estate loans by emphasizing compliance to the loan to values limitations listed above for the respective product categories and by requiring commercial term out financings to be supported by net projected cash flow available for debt service to be greater than or equal to 115% of the debt service requirement. In addition, The Buckhead Community Bank generally requires personal guarantees from the principal owners of the property supported by a review conducted by bank management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. The Buckhead Community Bank attempts to limit its risk by analyzing borrowers’ and guarantors’ unencumbered liquidity position, sustainable cash flow and collateral value on an ongoing basis.

The Buckhead Community Bank makes construction and development loans on either a pre-sold or speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. If The Buckhead Community Bank makes these loans, they generally have a term of nine to 12 months and interest is paid monthly or quarterly. The ratio of the loan principal to the value of the collateral as established by independent appraisal and comply with the loan to value limitations outlined in the chart above. Any speculative loans are based on the borrower’s and guarantor’s unencumbered liquidity, financial strength and cash flow generating capacity. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an independent appraiser. Risks associated with construction loans include fluctuations in the value of real estate, interest rates, construction costs and new job creation and household formation trends.

Commercial Loans. Loans for commercial purposes, made to a variety of businesses, are one of the components of our loan portfolio. The terms of these loans will vary by their purpose and by their underlying collateral, if any.

The Buckhead Community Bank typically makes equipment loans for a term of seven years or less at fixed or variable rates, with the loan fully amortized over the term. Generally, the financed equipment secures equipment loans, and the ratio of the loan principal to the value of the financed equipment or other collateral is generally 80% or less purchase price. The Buckhead Community Bank believes that these loan-to-value ratios are sufficient to compensate for fluctuations in the market value of the equipment and will help minimize losses that could result from poor maintenance or the introduction of updated equipment models into the market.

Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, repayment is typically structured on a revolving basis with any owing balance due at maturity; and for loans secured with other types of collateral principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness.

Consumer Loans. The Buckhead Community Bank makes a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit.

Risks Associated with Lending Activities. The Buckhead Community Bank’s principal economic risk associated with each category of loans that The Buckhead Community Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relative business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

Because consumer loans are often secured by rapidly depreciating assets such as automobiles or other personal property, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss, or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

Repayment of commercial loans and loans secured by commercial and multi-family real estate properties are often dependent on the successful operation of the business and management of the property. As a result, the quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to these changes are significant factors in a commercial borrower’s creditworthiness. Risks associated with commercial real estate loans also include fluctuations in the value of the real estate, new job creation trends and tenant vacancy rates.

Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest and fees. In addition, The Buckhead Community Bank assumes certain risks associated with the borrower’s ability to complete construction in a timely and workmanlike manner. If the estimate of the value of the project proves to be inaccurate or if construction is not performed timely or in a quality manner, The Buckhead Community Bank may be confronted with a project which, when completed, has a value insufficient to assure full repayment. If that is the case, The Buckhead Community Bank may be confronted with a decision as to whether to advance funds beyond the originally committed loan amount to permit completion of the project.

Deposit Services

The Buckhead Community Bank also seeks to establish core deposits, including checking accounts, money market accounts, and a variety of certificates of deposit and IRA accounts. The primary sources of core deposits are residents of, and businesses and their employees located in, The Buckhead Community Bank’s primary market area. The Buckhead Community Bank also obtains deposits through personal solicitation by The Buckhead Community Bank’s officers and directors, direct mail solicitations, and advertisements published in the local media. The Buckhead Community Bank makes deposit services accessible to customers by offering direct deposit, wire transfer, internet banking, night depository, and banking by mail.

Other Banking Services

Given client demand for increased convenience and account access, The Buckhead Community Bank offers a range of products and services, including 24-hour telephone banking, direct deposit, traveler’s checks, and automatic account transfers. The Buckhead Community Bank also participates in a shared network of automated teller machines and a debit card system that The Buckhead Community Bank’s customers may use without per-transaction fees both throughout Georgia and nationwide.

Competition

Buckhead Community competes with national and state banks, financial institutions, brokerage firms and credit unions for loans and deposits. Buckhead Community serves a market area consisting primarily of Fulton and Forsyth Counties and the greater Atlanta-Marietta-Sandy Springs metropolitan area. Fulton and Forsyth Counties cover approximately 535 and 641 square miles, respectively.

Buckhead Community encounters competition in its two-county primary market area from approximately 58 other commercial banks with approximately 354 branches. These competitors offer a full range of banking services and vigorously compete for all types of services, especially deposits. In addition, in certain aspects of its banking business, Buckhead Community also competes with credit unions, small loan companies, consumer finance companies, brokerage firms, insurance companies, money market funds and other financial institutions which have recently been invading traditional banking markets. The competition has increased significantly within the past few years as a result of federal and state legislation deregulating financial institutions. Many of Buckhead Community’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Some of Buckhead Community’s competitors have been in business for a long time and have an established customer base and name recognition. Buckhead Community’s competitors include larger national, super-regional and regional banks such as Bank of America, SunTrust, Wachovia, Washington Mutual, Regions Bank and BB&T. Further, The Buckhead Community Bank faces competition from other community banks such as Integrity Bank and Bank of North Georgia, which also feature a high level of personalized customer service. In addition, several of Buckhead Community’s competitors are not depository institutions, thus generally not subject to the extensive regulations that apply to The Buckhead Community Bank. However, Buckhead Community believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in Fulton and Forsyth Counties.

Employees

The Buckhead Community Bank currently employs 95 persons on a full-time or part-time basis.

Legal Proceedings

From time to time, Buckhead Community is involved in litigation relating to claims arising out of operations in the normal course of business. As of the date hereof, Buckhead Community is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on Buckhead Community.

Market Prices of and Dividends Declared on Buckhead Community Common Stock

There is no established public trading market for shares of Buckhead Community common stock. As a result, any market in Buckhead Community common stock prior to the merger should be characterized as illiquid and irregular. As of October 4, 2007, we had approximately 230 shareholders of record. The last known privately negotiated trade of Buckhead Community common stock of which management is aware occurred on June 4, 2007 at a price of $30.00 per share, and additional information available to management regarding the quarterly trading prices for the Buckhead Community common stock is provided below. For quarters where there were no sales of Buckhead Community common stock, neither high nor low prices are given.

	High	Low
2007
Four Quarter (through October 4)	—	—
Third Quarter	—	—
Second Quarter	$30.00	$25.00
First Quarter	25.00	25.00

2006
Fourth Quarter	$22.50	$20.00
Third Quarter	20.00	20.00
Second Quarter	20.00	20.00
First Quarter	20.00	20.00

2005
Fourth Quarter	$—	$—
Third Quarter	15.00	15.00
Second Quarter	—	—
First Quarter	—	—

2004
Fourth Quarter	$—	$—

The payment of dividends by Buckhead Community and The Buckhead Community Bank are subject to certain regulations that may limit or prevent the payment of dividends except in certain circumstances. See, “Supervision and Regulation—Payment of Dividends” at page 138. Moreover, the payment of dividends if further subject to the discretion of the boards of directors of Buckhead Community and The Buckhead Community Bank. Buckhead Community has not paid any dividends since its inception, nor does it currently have any plans to pay dividends to its shareholders in the future.

Buckhead Community anticipates that its earnings, if any, will be held for purposes of enhancing its capital. No assurances can be given that any dividends will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

Buckhead Community did not repurchase any shares of common stock during 2006.

Certain Provisions of Buckhead Community’s Articles of Incorporation and Bylaws Regarding Change of Control.

Ability to Consider Other Constituencies.

Buckhead Community’s articles of incorporation permit its board of directors, in determining what is believed to be in the best interest of Buckhead Community and its shareholders, to consider the interests of its employees, customers, suppliers and creditors, the communities in which its offices and establishments are located and all other factors that they consider pertinent, in addition to considering the effects of any actions on Buckhead Community and its shareholders. This provision permits Buckhead Community’s board of directors to consider numerous judgmental or subjective factors affecting a proposal, including some non-financial matters, and on the basis of these considerations may oppose a business combination or some other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of its shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, as of October 4, 2007, of shares of Buckhead Community common stock by (i) each person known by Buckhead Community to be the beneficial owner of more than 5% of Buckhead Community’s issued and outstanding common stock (ii) each of Buckhead Community’s directors and executive officers and (iii) all directors and executive officers as a group. Except as noted below, Buckhead Community believes that each person listed below has sole investment and voting power with respect to the shares included in the table.

Director (Age)	Number of Shares(1)		Number of Options or Warrants Exercisable within 60 Days	Percent of Total Outstanding(2)
H.C. Aldredge (79)	321,600	(3)		7.03%
David B. Allman (52)	20,073		—	*
Leo Benatar (77)	38,688		13,090	1.13%
Marvin Cosgray (57)	114,088	(4)	32,431	3.20%
Lou Douglass (62)	7,521		5,818	*
Julian LeCraw, Sr. (76)	152,371		—	3.33%
R. Charles Loudermilk, Sr. (79)	660,237		—	14.43%
J.D. Margeson (73)	301,585	(5)	—	6.59%
Larry Martindale (60)	394,532	(6)	—	8.62%
Mark C. Pope, III (82)	314,107		—	6.87%
William T. Towles (78)	211,310		—	4.62%

Non-Director Executive Officer (age)
Jesse R. Cheatham (60)	6,747		600	*

All Directors and Executive Officers as a Group (12 persons)	2,542,859		51,939	56.71%

*	Represents beneficial ownership of less than 1%.
(1)

The information set forth in this table with respect to Buckhead Community’s common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options and warrants which are exercisable within 60 days of the date hereof.

(2)

The percentages are based upon 4,575,166 shares outstanding. The percentages for each of those parties who hold presently exercisable options and warrants are based upon the sum of 4,575,116 shares plus the number of shares subject to presently exercisable options and or warrants held by each such party, as indicated in the following notes.

(3)	Includes 165,000 shares held by JAB Holdings and 110,000 shares held by Squire Inn, Inc.
(4)	Includes 6,072 shares of restricted stock, 54,637 shares held in trust for the benefit of Mr. Cosgray, and 13,627 shares held in trust for the benefit for Mr. Cosgray’s spouse.
(5)	Includes 222,076 shares held by Long Point Investors, LTD.
(6)	Includes 314,992 shares in trust for the benefit of Mr. Martindale.

Audited Financial Statements for the Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors

Buckhead Community Bancorp, Inc.

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Buckhead Community Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckhead Community Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama

March 30, 2007

BUCKHEAD COMMUNITY BANCORP, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,
	2006	2005
Assets
Cash and due from banks	$7,869	$4,614
Interest-bearing deposits in banks	387	338
Federal funds sold	40,585	46,044
Securities available for sale, at fair value	97,794	64,637
Restricted equity securities, at cost	1,247	842
Loans held for sale	3,574	4,609
Loans	378,326	263,098
Less allowance for loan losses	4,518	3,293

Loans, net	373,808	259,805
Premises and equipment, net	6,272	5,745
Other assets	9,690	4,636

Total assets	$541,226	$391,270

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$34,639	$37,376
Interest-bearing	437,450	310,883

Total deposits	472,089	348,259
Other borrowings	10,035	7,589
Junior subordinated debt	15,465	5,155
Other liabilities	3,846	1,312

Total liabilities	501,435	362,315

Commitments and contingencies
Stockholders’ equity:
Special stock, no par value; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01; 10,000,000 shares authorized; 4,567,344 and 3,244,912 shares issued and outstanding, respectively	46	32
Capital surplus	27,403	21,914
Retained earnings	13,257	7,995
Accumulated other comprehensive loss	(874)	(986)
Deferred compensation	(41)	—

Total stockholders’ equity	39,791	28,955

Total liabilities and stockholders’ equity	$541,226	$391,270

See Notes to Consolidated Financial Statements.

BUCKHEAD COMMUNITY BANCORP, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands, Except Per Share Data)

	2006	2005	2004
Interest income:
Loans, including fees	$31,965	$18,800	$10,076
Taxable securities	3,362	1,991	1,671
Nontaxable securities	858	491	644
Federal funds sold	1,686	683	52
Interest-bearing deposits in banks	17	19	11

Total interest income	37,888	21,984	12,454

Interest expense:
Deposits	17,182	8,299	3,252
Other borrowings	300	389	310
Junior subordinated debt	864	324	97

Total interest expense	18,346	9,012	3,659

Net interest income	19,542	12,972	8,795
Provision for loan losses	2,050	1,775	975

Net interest income after provision for loan losses	17,492	11,197	7,820

Other income:
Service charges on deposit accounts	169	152	155
Gains (losses) on sales of securities available for sale	37	(4)	86
Gains on sales of loans	1,322	1,462	211
Other operating income	301	168	129

Total other income	1,829	1,778	581

Other expenses:
Salaries and employee benefits	6,897	4,904	3,274
Equipment and occupancy expenses, net	1,486	1,055	784
Advertising costs	395	221	67
Other operating expenses	2,461	1,773	1,355

Total other expenses	11,239	7,953	5,480

Income before income taxes	8,082	5,022	2,921
Income tax expense	2,820	1,744	881

Net income	$5,262	$3,278	$2,040

Basic earnings per share	$1.24	$0.94	$0.63

Diluted earnings per share	$1.18	$0.86	$0.58

See Notes to Consolidated Financial Statements.

BUCKHEAD COMMUNITY BANCORP, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)

	2006	2005	2004
Net income	$5,262	$3,278	$2,040

Other comprehensive income (loss):
Unrealized holding gains (losses) arising during period on securities available for sale, net of tax (benefits) of $70, $(327) and $(37), respectively	136	(636)	(72)
Reclassification adjustment for (gains) losses realized in net income, net of tax (benefits) of $13, $(1) and $29, respectively	(24)	3	(57)

Other comprehensive income (loss)	112	(633)	(129)

Comprehensive income	$5,374	$2,645	$1,911

See Notes to Consolidated Financial Statements.

BUCKHEAD COMMUNITY BANCORP, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands, Except Share Data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Stockholders’ Equity
	Shares	Par Value
Balance, December 31, 2003	2,227,950	$22	$13,954	$2,677	$(224)	$—	$16,429
Net income	—	—	—	2,040	—	—	2,040
20% stock split	445,583	4	(4)	—	—	—	—
Exercise of stock options	60,000	1	212	—	—	—	213
Tax effect from exercise of stock options	—	—	191	—	—	—	191
Other comprehensive loss	—	—	—	—	(129)	—	(129)

Balance, December 31, 2004	2,733,533	27	14,353	4,717	(353)	—	18,744
Net income	—	—	—	3,278	—	—	3,278
Sale of common stock	500,000	5	7,495	—	—	—	7,500
Exercise of stock options	11,379	—	66	—	—	—	66
Other comprehensive loss	—	—	—	—	(633)	—	(633)

Balance, December 31, 2005	3,244,912	32	21,914	7,995	(986)	—	28,955
Net income	—	—	—	5,262	—	—	5,262
20% Stock split	657,482	7	(7)	—	—	—	—
Exercise of stock options	661,950	7	1,978	—	—	—	1,985
Tax benefit from exercise of stock options	—	—	3,469	—	—	—	3,469
Restricted stock award	3,000	—	49	—	—	(49)	—
Stock-based compensation	—	—	—	—	—	8	8
Other comprehensive income	—	—	—	—	112	—	112

Balance, December 31, 2006	4,567,344	$46	$27,403	$13,257	$(874)	$(41)	$39,791

See Notes to Consolidated Financial Statements.

BUCKHEAD COMMUNITY BANCORP, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)

	2006	2005	2004
OPERATING ACTIVITIES
Net income	$5,262	$3,278	$2,040
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	537	376	229
Provision for loan losses	2,050	1,775	975
Deferred income taxes	(595)	(411)	(442)
Net (gains) losses on sales of securities	(37)	4	(86)
Gains on sales of loans	(1,322)	(1,462)	(211)
Stock-based compensation	8	—	—
(Increase) decrease in loans held for sale	1,035	(4,609)	—
Increase in income taxes receivable	(1,585)	(68)	11
Increase in interest receivable	(1,066)	(813)	(389)
Increase in interest payable	1,250	622	207
Net other operating activities	1,069	(362)	55

Net cash provided by (used in) operating activities	6,606	(1,670)	2,389

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	(49)	250	(12)
Purchases of securities available for sale	(51,906)	(28,735)	(31,240)
Proceeds from sales of securities available for sale	8,832	14,220	27,501
Proceeds from maturities of securities available for sale	10,116	6,012	5,699
Net (purchases) sales of restricted equity securities	(95)	267	(289)
Net decrease (increase) in federal funds sold	5,459	(33,252)	(11,080)
Net increase in loans	(117,599)	(76,348)	(61,354)
Proceeds from sale of other real estate	1,224	98	103
Purchase of premises and equipment	(1,064)	(2,280)	(2,158)

Net cash used in investing activities	(145,082)	(119,768)	(72,830)

FINANCING ACTIVITIES
Net increase in deposits	123,831	128,414	60,519
Net proceeds from issuance of common stock	1,985	7,566	213
Net proceeds from (repayment of) other borrowings	2,446	(12,812)	5,693
Proceeds from junior subordinated debt	10,000	—	5,000
Issuance cost of subordinated debt	—	—	(100)
Tax benefit from exercise of stock options	3,469	—	—

Net cash provided by financing activities	141,731	123,168	71,325

Net increase in cash and due from banks	3,255	1,730	884
Cash and due from banks at beginning of year	4,614	2,884	2,000

Cash and due from banks at end of year	$7,869	$4,614	$2,884

SUPPLEMENTAL DISCLOSURE
Cash paid for:
Interest	$17,090	$8,390	$3,452
Income taxes	$1,535	$2,223	$1,312
NONCASH TRANSACTIONS
Transfer of loans to other real estate owned	$2,869	$—	$—

See Notes to Consolidated Financial Statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Buckhead Community Bancorp, Inc. (“Buckhead Community”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Buckhead Community Bank (“The Buckhead Community Bank”). The Buckhead Community Bank is a commercial bank headquartered in Atlanta, Fulton County, Georgia. The Buckhead Community Bank operates four branch locations and one loan production office, all of which are located in metropolitan Atlanta, Georgia. The Buckhead Community Bank provides a full range of banking services in its primary market areas.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Buckhead Community and its subsidiary. Significant intercompany transactions and balances are eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, deferred income taxes, and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed assets, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from restricted equity securities, loans, interest- bearing deposits in banks, federal funds sold, other borrowings and deposits are reported on a net basis.

The Buckhead Community Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,339,000 and $883,000 at December 31, 2006 and 2005, respectively.

Securities

All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities without a readily determinable fair value are reported at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans

Loans are reported at their outstanding principal balances less net deferred loan fees and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, Buckhead Community will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Sale of Loans

Buckhead Community originates and sells certain loans in established secondary markets. Loans held for sale are those loans Buckhead Community has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans less direct selling costs. All sales are made without recourse.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review Buckhead Community’s allowance for loan losses, and may require Buckhead Community to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets or lease term.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and any subsequent adjustments to the carrying value are expensed. Foreclosed assets totaled $1,702,579 and $0 at December 31, 2006 and 2005.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock-Based Compensation

At December 31, 2006, Buckhead Community has a stock-based compensation plan, which is described more fully in Note 10. Prior to January 1, 2006, Buckhead Community accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation.

Effective January 1, 2006, Buckhead Community adopted the fair value recognition provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under the modified-prospective-method, compensation cost recognized for all share-based payments granted on or after January 1, 2006, is based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income and earnings per share if Buckhead Community had applied the fair value recognition provisions of SFAS No. 123(R) to stock-based compensation for the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	2005	2004
Net income, as reported	$3,278	$2,040
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	98	26

Pro forma net income	$3,180	$2,014

Earnings per share:
Basic—as reported	$0.94	$0.63

Basic—pro forma	$0.91	$0.62

Diluted—as reported	$0.86	$0.58

Diluted—pro forma	$0.83	$0.57

Prior to the adoption of Statement 123(R), Buckhead Community would have presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Stock Split

Buckhead Community declared a 20% stock split effected in the form of a stock dividend during 2006 and 2004. Earnings per share and all stock option disclosures for the years ended December 31, 2006, 2005 and 2004 have been retroactively adjusted for the increased number of shares of common stock.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by Buckhead Community.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

133 to Beneficial Interests in Securitized Financial Assets.” FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe that the adoption of SFAS No. 155 will have a material impact on our financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS No. 156 will have a material impact on our financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the effects of FIN 48 on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective on January 1, 2008 and is not expected to have a significant impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (SFAS No. 159), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet adopted SFAS No. 159 and we are currently evaluating the effect that it may have on our consolidated financial statements.

Note 2: Securities

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities Available for Sale
December 31, 2006:
U.S. Government sponsored securities, agencies and corporations	$58,112	$23	$(1,081)	$57,054
Trust preferred securities	1,450	—	—	1,450
Corporate bonds	250	—	—	250
State and municipal securities	23,891	441	(245)	24,087
Mortgage-backed securities	15,417	4	(468)	14,953

	$99,120	$468	$(1,794)	$97,794

December 31, 2005:
U.S. Government sponsored securities, agencies and corporations	$31,689	$—	$(950)	$30,739
Trust preferred securities	1,450	—	—	1,450
Corporate bonds	250	—	—	250
State and municipal securities	16,837	205	(212)	16,830
Mortgage-backed securities	15,905	—	(537)	15,368

	$66,131	$205	$(1,699)	$64,637

Restricted equity securities consist of the following:

	December 31,
	2006	2005
	(In Thousands)
Federal Home Loan Bank stock	$782	$687
Common trust securities	465	155

	$1,247	$842

Securities with an approximate carrying value of $55,942,000 and $23,432,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits, other borrowings and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities as of December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities for mortgage-backed securities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities are not presented in the following table by maturity class.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized Cost	Fair Value
	(In Thousands)
Due in less than one year	$3,516	$3,428
Due from one to five years	11,065	10,987
Due from five to ten years	35,980	35,548
Due after ten years	33,142	32,878
Mortgage-backed securities	15,417	14,953

	$99,120	$97,794

Gross gains and losses on sales of securities consist of the following:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Gross gains	$37	$90	$126
Gross losses	—	(94)	(40)

	$37	$(4)	$86

The FASB Emerging Issues Task Force Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments requires disclosure of certain information about other than temporary impairments in the market value of securities. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Buckhead Community to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006 and 2005.

	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)
December 31, 2006:
U.S. Government sponsored securities, agencies and corporations	$(137)	$21,781	$(944)	$30,250
State and municipal securities	(87)	969	(158)	6,582
Mortgage-backed securities	(15)	906	(453)	12,518

Total securities	$(239)	$23,656	$(1,555)	$49,350

December 31, 2005:
U.S. Government sponsored
Securities, agencies and corporations	$(291)	$14,358	$(659)	$16,381
State and municipal securities	(72)	3,017	(140)	4,881
Mortgage-backed securities	(82)	3,792	(455)	11,576

Total securities	$(445)	$21,167	$(1,254)	$32,838

In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

Note 3: Loans

The composition of loans, including loans held for sale, is summarized as follows:

	December 31,
	2006	2005
	(In Thousands)
Commercial	$69,931	$46,599
Real estate—construction	213,178	139,333
Real estate—mortgage	92,001	77,865
Consumer, installment and other	7,519	4,607

	382,629	268,404
Net deferred loan fees	(729)	(697)
Allowance for loan losses	(4,518)	(3,293)

Loans, net	$377,382	$264,414

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Balance, beginning of year	$3,293	$2,386	$1,400
Provision for loan losses	2,050	1,775	975
Loans charged off	(831)	(907)	(11)
Recoveries of loans previously charged off	6	39	22

Balance, end of year	$4,518	$3,293	$2,386

Impaired loans, consisting solely of loans on nonaccrual status, totaled approximately $3,617,000 and $581,000 at December 31, 2006 and 2005, respectively. A valuation allowance on impaired loans is included in the allowance for loan losses and totaled $382,000 and $0 at December 31, 2006 and 2005, respectively. The average investment in impaired loans for the years ended December 31, 2006, 2005 and 2004 was approximately $2,131,000, $1,114,000 and $27,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2006, 2005 and 2004 totaled approximately $118,000, $52,000 and $0, respectively.

Loans past due ninety days or more and still accruing interest amounted to approximately $2,977,000 and $1,904,000 at December 31, 2006 and 2005, respectively.

In the ordinary course of business, Buckhead Community has granted loans to certain related parties, including directors, executive officers and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2006 are as follows:

(In Thousands)
Balance, beginning of year	$1,525
Advances	6,151
Repayments	(2,227)

Balance, end of year	$5,449

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4: Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,
	2006	2005
	(In Thousands)
Land and land improvements	$1,035	$1,035
Building	3,079	2,825
Leasehold improvements	1,118	1,027
Furniture and equipment	2,501	2,130
Construction in process	322	—

	8,055	7,017
Accumulated depreciation	(1,783)	(1,272)

	$6,272	$5,745

Construction in process as of December 31, 2006 is related to the remodeling of Buckhead Community’s existing buildings. The cost to complete the projects is approximately $94,000.

Total depreciation expense on premises and equipment charged to operations for the years 2006, 2005 and 2004 was approximately $537,000, $376,000 and $229,000, respectively.

Note 5: Leases

Buckhead Community leases four of its banking offices under operating lease agreements. The terms of each lease agreement are as follows:

Buckhead Community leases its main office in Atlanta under three operating lease agreements from an entity controlled by a director. The lease term for two of the leases is 10 years and the lease term for the third lease is 95 months. All three leases are structured to expire on the same date and require monthly lease payments based upon the number of square feet under lease multiplied by a base rental factor. Annually, the base rental factor increases by 3%.

Buckhead Community leases its Sandy Springs branch office under an operating lease agreement from an unrelated entity. The lease term is 60 months and requires monthly lease payments based upon the number of square feet under lease multiplied by a base rental factor. Annually, the base rental factor increases by 3%. Buckhead Community is also responsible for utilities and its share of property taxes under the lease agreement. An additional lease for more office space was obtained in 2006 from an unrelated entity. The lease term is 24 months and requires a fixed payment for the designated square footage.

Buckhead Community leases its loan production office in the Johns Creek area under an operating lease agreement from an unrelated entity. The lease term is 69 months and requires monthly lease payments based upon the number of square feet under lease multiplied by a base rental factor. Annually, the base rental factor increases by 4%.

Buckhead Community leases its branch office in Midtown Atlanta under an operating lease agreement from a related entity. The lease term is 10 years, with two five-year renewal options, and requires fixed monthly lease payments. Buckhead Community is also responsible for utilities, taxes, normal maintenance and its share of operating costs of common areas of the retail center in which the premises is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, Buckhead Community leases a single office space for a SBA Loan Originator. The lease, with an unrelated party, is for 12 months. The lease requires monthly fixed payments, and includes phone utilities and office furniture.

Total rental expense for all leases totaled approximately $568,000, $448,000 and $441,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments on the leases, excluding any renewal options, described above are summarized as follows:

(In Thousands)
2007	$612
2008	618
2009	553
2010	561
2011	537
Thereafter	1,168

$4,049

Note 6: Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was approximately $177,788,000 and $139,064,000 which included brokered certificates of deposit of approximately $50,631,000 and $41,460,000 as of December 31, 2006 and 2005, respectively. The scheduled maturities of time deposits at December 31, 2006 are as follows:

(In Thousands)
2007	$283,068
2008	14,867
2009	6,359
2010	31,168
2011	4,338

$339,800

Note 7: Other Borrowings

Other borrowings consist of the following:

	December 31,
	2006	2005
	(In Thousands)
Home Loan Bank advance with principal due November 13, 2006 with interest payments due at various dates through 2006 at an interest rate of 3.13% collateralized by securities	$—	$1,500
Overnight customer sweep agreements	10,035	6,089

	$10,035	$7,589

Overnight customer sweep agreements, which are short term borrowings collateralized by securities, generally mature within one day from the transaction date. The agreements are reflected at the amount of cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

received in connection with the transaction. Buckhead Community may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8: Junior Subordinated Debt

Buckhead Community Bancorp Statutory Trust I

Buckhead Community formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of Buckhead Community. The junior subordinated debentures can be redeemed prior to maturity at the option of Buckhead Community on or after August 11, 2009. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of Buckhead Community (the “debentures”) held by the grantor trust. The debentures have the same interest rate (three month LIBOR plus 2.90%, floating) as the trust preferred securities. Buckhead Community has the right to defer interest payments on the debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by Buckhead Community to the extent of funds held by the grantor trust (the “Preferred Securities Guarantee”). The Preferred Securities Guarantee, when taken together with Buckhead Community’s other obligations under the debentures, constitute a full and unconditional guarantee, on a subordinated basis, by Buckhead Community of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on August 11, 2004. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2004. Interest on the debentures is paid on the corresponding dates. The aggregate principal amount of Trust I debentures outstanding at December 31, 2006 and 2005 was $5,155,000. Certain issue costs have been deferred and recorded in other assets in the accompanying consolidated balance sheets. The issue costs are being amortized over the life of the debentures, and the outstanding balance of the unamortized issue costs at December 31, 2006 and 2005 was approximately $94,000 and $97,000, respectively.

Buckhead Community Bancorp Statutory Trust II

During 2006, Buckhead Community formed a second wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of Buckhead Community. The junior subordinated debentures can be redeemed prior to maturity at the option of Buckhead Community on or after July 7, 2011. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of Buckhead Community (the “debentures”) held by the grantor trust. The debentures have the same interest rate (LIBOR plus 1.55%, floating) as the trust preferred securities. Buckhead Community has the right to defer interest payments on the debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by Buckhead Community to the extent of funds held by the grantor trust (the “Preferred Securities Guarantee”). The Preferred Securities Guarantee, when taken together with Buckhead Community’s other obligations under the debentures, constitute a full and unconditional guarantee, on a subordinated basis, by Buckhead Community of payments due on the trust preferred securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The trust preferred securities and the related debentures were issued on May 24, 2006. Distributions on the trust preferred securities are paid quarterly on April 7, July 7, October 7 and January 7 of each year, beginning July 7, 2006. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of Trust II debentures outstanding at December 31, 2006 was $10,310,000. There were no issue costs associated with the issuance of the debentures.

Note 9: Employee Benefit Plan

Buckhead Community sponsors a 401(k) profit sharing plan covering substantially all employees. Contributions to the plan charged to expense totaled approximately $99,000, $59,000 and $50,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 10: Stock—Based Compensation

Stock Options

Buckhead Community has a stock incentive plan under which Buckhead Community may grant options to its employees, directors and other key persons to purchase shares of common stock. Options are granted at prices equal to the fair market value of the shares at the date of grant and are exercisable as determined by the Plan’s committee. The options expire ten years from the date of grant. As of December 31, 2006, there were no options available for grant under the plan.

The stock split as described in Note 1 has also been applied to the stock options. All prior year disclosures related to outstanding stock options, and the related exercise prices, have been restated to reflect the stock split.

Prior to 2006, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model excluding the effects of volatility. Under SFAS 123, this was a minimum value method. The following weighted-average assumptions were used in the calculation for the year ended December 31, 2005:

Dividend yield	0%
Weighted-average volatility	0%
Expected life in years	10 years
Risk-free interest rate	4.30%

The weighted-average grant-date fair value of options granted during the year ended December 31, 2005 was $3.87. No stock options were granted during 2006.

A summary of stock option activity as of December 31, 2006 and 2005, and changes during the years then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	735,697	$3.22
Granted	—	—
Exercised	(670,500)	2.96

Outstanding and exercisable at December 31, 2006	65,197	$5.95	2.50	$916,018

Outstanding at January 1, 2005	724,211	$3.05
Granted	25,141	9.08
Exercised	(13,655)	4.82

Outstanding and exercisable at December 31, 2005	735,697	$3.22	3.50	$9,895,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total intrinsic value of options exercised was approximately $9,193,000 and $105,000 for the years ended December 31, 2006 and 2005, respectively.

Cash received from the exercise of options was approximately $1,985,000 and $66,000 for the years ended December 31, 2006 and 2005, respectively. The tax benefit realized for the tax deduction from options exercised was approximately $3,469,000 and $0 for the years ended December 31, 2006 and 2005, respectively.

There was no unrecognized compensation cost related to outstanding stock options as of December 31, 2006.

Restricted Stock

On April 1, 2006, Buckhead Community’s President and Chief Executive Officer was awarded 3,000 shares of restricted common stock, with an aggregate fair market value of $16.67 per share. The restricted stock will vest in one-fourth increments on April 1, 2007, 2008, 2009, and 2010. The total expense associated with this grant of approximately $49,000 will be recognized over the four year period on a straight-line basis. As of December 31, 2006, approximately $8,000 was charged as compensation cost against income related to this grant. The unamortized balance of the fair value of the restricted stock grant has been recorded as deferred compensation in the equity section of the consolidated balance sheets.

Note 11: Earnings Per Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

	Years Ended December 31,
	2006	2005	2004
	(In Thousands, Except Per Share Data)
Basic Earnings Per Share:
Weighted average common shares outstanding	4,228	3,492	3,227

Net income	$5,262	$3,278	$2,040

Basic earnings per share	$1.24	$0.94	$0.63

Diluted Earnings Per Share:
Weighted average common shares outstanding	4,228	3,492	3,227
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	220	332	287

Total weighted average common shares and potential common shares outstanding	4,448	3,824	3,514

Net income	$5,262	$3,278	$2,040

Diluted earnings per share	$1.18	$0.86	$0.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12: Income Taxes

Income tax expense consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Current	$3,415	$2,155	$1,323
Deferred	(595)	(411)	(442)

Income tax expense	$2,820	$1,744	$881

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Income taxes at statutory federal rate	$2,748	$1,708	$993
Tax free interest	(216)	(136)	(197)
State tax expense	286	146	69
Other items, net	2	26	16

Income tax expense	$2,820	$1,744	$881

The components of deferred income taxes are as follows:

	December 31,
	2006	2005
	(In Thousands)
Deferred tax assets:
Loan loss reserves	$1,531	$1,050
Loan fees	291	263
Non-accrual interest	68	19
Securities available for sale	452	508

	2,342	1,840

Deferred tax liabilities:
Depreciation	70	107

	70	107

Net deferred income tax assets	$2,272	$1,733

Note 13: Commitments and Contingencies

Loan Commitments

Buckhead Community is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Buckhead Community’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Buckhead Community uses the same credit policies in making commitments as it does for on-balance-sheet instruments. A summary of Buckhead Community commitments is as follows:

	December 31,
	2006	2005
	(In Thousands)
Commitments to extend credit	$100,120	$99,880
Standby letters of credit	1,921	2,346

	$102,041	$102,226

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by Buckhead Community upon extension of credit, is based on management’s credit evaluation of the party.

Standby letters of credit are conditional commitments issued by Buckhead Community to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which Buckhead Community deems necessary.

At December 31, 2006 and 2005, the carrying amount of liabilities related to Buckhead Community’s obligation to perform under financial standby letters of credit was insignificant. Buckhead Community has not been required to perform on any financial standby letters of credit, and Buckhead Community has not incurred any losses on financial standby letters of credit for the years ended December 31, 2006 and 2005.

Contingencies

In the normal course of business, Buckhead Community is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on Buckhead Community’s financial statements.

Note 14: Concentrations of Credit

Buckhead Community originates primarily commercial, residential, and consumer loans to customers in its primary market areas. The ability of the majority of Buckhead Community’s customers to honor their contractual loan obligations is dependent on the economy in these areas. Eighty percent of Buckhead Community’s loan portfolio is concentrated in real estate loans. The other significant concentrations of credit by type of loan are set forth in Note 3.

Buckhead Community, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, as defined, or approximately $7,202,000 as of December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15: Regulatory Matters

The Buckhead Community Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2006, approximately $2,816,500 of dividends could be declared without regulatory approval.

Buckhead Community and The Buckhead Community Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Buckhead Community and The Buckhead Community Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Buckhead Community and The Buckhead Community Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2006 and 2005, Buckhead Community and The Buckhead Community Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized The Buckhead Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, The Buckhead Community Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed The Buckhead Community Bank category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Buckhead Community and The Buckhead Community Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2006:
Total Capital to Risk Weighted Assets:
Consolidated	$60,183	13.63%	$35,328	8.00%	$	N/A	N/A
Bank	$47,323	10.77%	$35,136	8.00%		$43,920	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$54,220	12.28%	$17,664	4.00%	$	N/A	N/A
Bank	$42,805	9.75%	$17,568	4.00%		$26,352	6.00%
Tier I Capital to Average Assets:
Consolidated	$54,220	10.17%	$21,335	4.00%	$	N/A	N/A
Bank	$42,805	8.18%	$20,929	4.00%		$26,161	5.00%
As of December 31, 2005:
Total Capital to Risk Weighted Assets:
Consolidated	$38,235	12.00%	$25,480	8.00%	$	N/A	N/A
Bank	$37,455	11.76%	$25,472	8.00%		$31,840	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$34,942	10.97%	$12,740	4.00%	$	N/A	N/A
Bank	$34,162	10.73%	$12,736	4.00%		$19,104	6.00%
Tier I Capital to Average Assets:
Consolidated	$34,942	9.69%	$14,417	4.00%	$	N/A	N/A
Bank	$34,162	9.48%	$14,407	4.00%		$18,009	5.00%

Note 16: Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for Buckhead Community’s various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Buckhead Community.

The following methods and assumptions were used by Buckhead Community in estimating the fair value of its financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximates fair value.

Securities: Fair values for securities are based on available quoted market prices. The carrying amount of restricted equity securities with no readily determinable fair value approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed rate loans is estimated based on discounted contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates their fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Other Borrowings: The carrying amounts of variable-rate and short term other borrowings approximates their fair value. The fair value of fixed-rate other borrowings is estimated based on discounted contractual cash flows using interest rates currently being offered for borrowings of similar maturities.

Junior Subordinated Debt: The carrying amount of variable-rate junior subordinated debt approximates its fair value.

Accrued Interest: The carrying amount of accrued interest approximates their fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance-sheet financial instruments is based on fees currently charged to enter into such agreements.

The carrying amount and estimated fair value of Buckhead Community’s financial instruments were as follows:

	December 31,
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$48,841	$48,841	$50,996	$50,996
Securities	97,794	97,794	64,637	64,637
Restricted equity securities	1,247	1,247	842	842
Loans and loans held for sale, net	377,382	376,850	264,414	263,250
Accrued interest receivable	3,235	3,235	2,169	2,169
Financial liabilities:
Deposits	472,089	471,459	348,259	347,897
Other borrowings	10,035	10,035	7,589	7,562
Junior subordinated debt	15,465	15,465	5,155	5,155
Accrued interest payable	2,349	2,349	1,099	1,099

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17: Parent Company Financial Information

The following information presents the condensed balance sheets, statements of income, and cash flows of Buckhead Community Bancorp, Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006:

CONDENSED BALANCE SHEETS

	2006	2005
	(In Thousands)
Assets
Cash	$66	$554
Federal funds sold	6,158	—
Securities available for sale	3,004	—
Investment in subsidiary	41,928	33,176
Income taxes receivable	3,694	129
Other	569	251

Total assets	$55,419	$34,110

Liabilities and stockholders’ equity
Junior subordinated debt	$15,465	$5,155
Other liabilities	163	—
Stockholders’ equity	39,791	28,955

Total liabilities and stockholders’ equity	$55,419	$34,110

CONDENSED STATEMENTS OF INCOME

	2006	2005	2004
	(In Thousands)
Income, other	$316	$7	$3

Expenses:
Interest, junior subordinated debt	864	324	97
Other	48	52	16

	912	376	113

Loss before income tax benefit and equity in undistributed income of subsidiary	(596)	(369)	(110)
Income tax benefit	(225)	(129)	(42)

Loss before equity in undistributed income of subsidiary	(371)	(240)	(68)
Equity in undistributed income of subsidiary	5,633	3,518	2,108

Net income	$5,262	$3,278	$2,040

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	(In Thousands)
OPERATING ACTIVITIES
Net income	$5,262	$3,278	$2,040
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed income of subsidiary	(5,633)	(3,518)	(2,108)
Stock-based compensation	8	—	—
Net other operating activities	58	113	(30)

Net cash used in operating activities	(305)	(127)	(98)

INVESTING ACTIVITIES
Purchase of securities	(3,000)	—	—
Net increase in federal funds sold	(6,158)	—	—
Investment in subsidiary	(3,000)	(7,000)	(5,000)

Net cash used in investing activities	(12,158)	(7,000)	(5,000)

FINANCING ACTIVITIES
Proceeds from junior subordinated debt	10,000	—	5,000
Issuance cost of subordinated debt	—	—	(100)
Proceeds from other borrowings	—	—	150
Repayment of other borrowings	—	—	(150)
Net proceeds from issuance of common stock	1,985	7,566	213

Net cash provided by financing activities	11,975	7,566	5,113

Net (decrease) increase in cash	(488)	439	15
Cash at beginning of year	554	115	100

Cash at end of year	$66	$554	$115

Note 18: Business Combination

On March 1, 2007, Buckhead Community entered into an Agreement and Plan of Reorganization with Allied Bancshares, Inc. and its subsidiary, First National Bank of Forsyth County, Cumming, Georgia (“Allied”), whereby Allied will merge with and into Buckhead Community for a total purchase price of approximately $53.5 million. Under the terms of the agreement, Allied’s shareholders will elect to receive either 1.2 shares of Buckhead Community’s common stock for each share of common stock they own or $30.00 per share in cash for each Allied share. The maximum amount of cash consideration to be paid is $13.4 million. The merger is subject to various terms and conditions, including stockholder and regulatory approvals and is expected to close by the end of the third quarter of 2007. The merger will be accounted for as a purchase as prescribed by SFAS No. 141, “Business Combinations.”

Unaudited Consolidated Financial Statements For the Six Months Ended June 30, 2007

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	June 30, 2007	June 30, 2006	December 31, 2006
	(Unaudited)	(Unaudited)
ASSETS
Cash and due from banks	$7,974	$7,369	$7,869
Interest-bearing deposits in other banks	389	382	387
Federal funds sold	48,651	25,125	40,585
Investment Securities:
Securities available for sale, at fair value	96,176	85,725	97,794
Restricted equity securities, at cost	1,710	1,700	1,247

Total investment securities	97,886	87,425	99,041

Loans held for sale	3,727	5,371	3,574
Loans, net of unearned income	430,788	342,557	378,326
Allowance for loan losses	(5,250)	(4,276)	(4,518)

Net loans	425,538	338,281	373,808

Bank premises and equipment	6,268	5,962	6,272
Goodwill	—	—	—
Accrued interest receivable	3,666	2,712	3,235
Other assets	9,661	4,265	6,455

Total assets	$603,760	$476,892	$541,226

LIABILITIES
Noninterest-bearing demand deposits	$32,420	$29,817	$34,639
Interest-bearing deposits	495,787	386,680	437,450

Total deposits	528,207	416,497	472,089

Other borrowings	15,052	10,579	10,035
Junior subordinated debt	15,465	15,465	15,465
Accrued interest payable	2,313	1,621	2,349
Accrued expenses and other liabilities	1,572	1,177	1,497

Total liabilities	562,609	445,339	501,435

SHAREHOLDERS’ EQUITY
Common stock, par value $0.01
Authorized—10,000,000
Issued—4,575,166, 4,326,744, and 4,567,344 shares, respectively	46	43	46
Capital surplus	27,59	23,183	27,403
Retained earnings	15,977	10,440	13,257
Accumulated other comprehensive loss	(2,252)	(2,113)	(874)
Deferred compensation	(211)	—	(41)

Total shareholders’ equity	41,151	31,553	39,791

Total liabilities and shareholders’ equity	$603,760	$476,892	$541,226

The accompanying notes are an integral part of these financial statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30

(In thousands, except per share data)	2007	2006
	(Unaudited)
INTEREST INCOME
Loans, including fees	$19,422	$14,201
Securities:
Taxable	2,048	1,379
Tax-exempt	453	394
Federal funds sold and short-term investments	1,164	681
Dividends	9	10

Total interest income	23,096	16,665

INTEREST EXPENSE
Deposits	11,569	7,155
Short-term and other borrowings	779	399

Total interest expense	12,348	7,554

NET INTEREST INCOME	10,748	9,111
Provision for loan losses	750	1,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,998	8,111

NONINTEREST INCOME
Gain on sale of loans held for sale	520	763
Securities transactions	—	2
Other non-interest income	297	197

Total noninterest income	817	962

NONINTEREST EXPENSE
Salaries and employee benefits	4,187	3,261
Occupancy expenses	839	692
Advertising and marketing	273	222
Legal and other professional services	273	268
Other operating expenses	1,082	868

Total noninterest expense	6,654	5,311

INCOME BEFORE INCOME TAXES	4,161	3,762
Provision for income taxes	1,441	1,317

NET INCOME	$2,720	$2,445

EARNINGS PER SHARE
Basic	$0.59	$0.61
Diluted	$0.59	$0.59
WEIGHTED-AVERAGE SHARES OUTSTANDING
Basic	4,570,852	3,991,519
Diluted	4,624,560	4,155,980
CASH DIVIDENDS PER SHARE	$0	$0

The accompanying notes are an integral part of these financial statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended June 30
(Dollars in Thousands)	2007	2006
	(Unaudited)
Net income	$2,720	$2,445

Other comprehensive income (loss):
Unrealized holding gains (losses) arising during period on securities available for sale, net of tax (benefits) of $(975), $(514), $(844) and $(690), respectively	(1,378)	(1,126)
Reclassification adjustment for (gains) losses realized in net income, net of taxes $1	—	(1)

Other comprehensive income (loss)	(1,378)	(1,127)

Comprehensive income	$1,342	$1,318

The accompanying notes are an integral part of these financial statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands, except share data)			Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Stockholders’ Equity
	Common Stock
	Shares	Par Value
Balance, December 31, 2005	3,244,912	$32	$21,914	$7,995	$(986)	$—	$28,955

Net income				2,445			2,445
20% Stock split	657,482	7	(7)				—
Exercise of stock options	424,350	4	1,276				1,280
Other comprehensive income (loss)					(1,127)		(1,127)

Balance, June 30, 2006	4,326,744	$43	$23,183	$10,440	$(2,113)	$—	$31,553

(Unaudited)

Balance, December 31, 2006	4,567,344	$46	$27,403	$13,257	$(874)	$(41)	39,791

Net income				2,720			2,720
Stock-based compensation			2			16	18
Restricted stock award	7,822		186			(186)	—
Other comprehensive income (loss)					(1,378)		(1,378)

Balance, June 30, 2007	4,575,166	$46	$27,591	$15,977	$(2,252)	$(211)	41,151

(Unaudited)

The accompanying notes are an integral part of these financial statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30

(dollars in thousands)	2007	2006
	(Unaudited)
OPERATING ACTIVITIES

Net income	$2,720	$2,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of bank premises and equipment	286	251
Provision for loan losses	750	1,000
Net (gains) losses on sales of securities	—	(2)
Gains on sales of loans	(520)	(763)
Stock-based compensation	18	—
(Increase) decrease in loans held for sale	367	1
(Increase) decrease in income taxes receivable	710	43
(Increase) decrease in interest receivable	(1,142)	(542)
Increase in interest payable	358	572
Net other operating activities	832	290

Net cash provided by operating activities	$4,379	$3,295

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	(2)	(44)
Purchases of securities available for sale	(2,967)	(25,994)
Proceeds from sales of securities available for sale	—	1,749
Proceeds from maturities of securities available for sale	2,079	1,452
Net (purchases) sales of restricted equity securities	(10)	(858)
Net decrease (increase) in federal funds sold	(8,066)	20,919
Net increase in loans	(56,125)	(80,114)
Purchase of premises and equipment	(318)	(468)

Net cash used in investing activities	$(65,409)	$(83,358)

FINANCING ACTIVITIES
Net increase in deposits	56,118	68,238
Net proceeds from issuance of common stock	—	1,280
Proceeds from issuance of subordinated debentures	—	10,310
Net proceeds from (repayment of) other borrowings	5,017	2,990

Net cash provided by financing activities	$61,135	$82,818
Increase (decrease) in cash and due from banks	105	2,755
Cash and due from banks at beginning of period	7,869	4,614

Cash and due from banks at end of period	$7,974	$7,369

Supplemental disclosures:
Cash paid during the period for:
Interest expense	$11,989	$6,982
Income taxes	$670	$1,146

Noncash investing activities:
Transfer of loans to other real estate owned	$3,645	$638

The accompanying notes are an integral part of these financial statements.

BUCKHEAD COMMUNITY BANCORP, INC. AND SUBSIDIARY

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies:

The accompanying unaudited consolidated financial statements of Buckhead Community Bancorp, Inc, (“Buckhead”) and its subsidiary, The Buckhead Community Bank have been prepared in accordance with generally accepted accounting principles for interim information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim periods. For further information refer to the consolidated financial statements and footnotes thereto included in this registration statement for the fiscal year ended December 31, 2006.

Note 2. Earnings Per Share (“EPS”):

The following table reflects the reconciliation of the numerator and denominator of the basic EPS computation to the diluted EPS computation for the Six months ended June 30, 2007 and 2006 respectively (in thousands, except per share data):

	Six months ended June 30, 2007
	Income	Shares	Per-Share Amount
Basic EPS
Income available to common stockholders	$2,720	4,371	$0.59
Effect of dilutive securities
Stock options		54

Diluted EPS	$2,720	4,625	$0.59

	Six months ended June 30, 2006
	Income	Shares	Per-Share Amount
Basic EPS
Income available to common stockholders	$2,445	3,991	$0.61
Effect of dilutive securities
Stock options		165

Diluted EPS	$2,445	4,156	$0.59

The weighted average outstanding shares presented in the table above for the six months ended June 30, 2006 have been adjusted to reflect the 20% stock split declared during the second quarter of 2006.

Note 3. Stock-Based Compensation

Stock Options

At June 30, 2007, Buckhead had a stock option plan, which is described more fully in Note 10 to the Consolidated Financial Statements included in this Registration Statement. Effective January 1, 2006, Buckhead adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective method of accounting.

Grant-date fair value is measured on the date of grant using an option-pricing model with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period.

Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of Buckhead’s stock options.

The following is a summary of Buckhead’s weighted average assumptions used to estimate the weighted-average per share fair value of options granted during the three months ended March 31, 2007 on the date of grant using the Black-Scholes option-pricing model. No stock options were granted during the three months ended June 30, 2006.

	For the six months ended June 30,
	2007	2006
Expected Life In years	6.5		NA
Expected Volatility	18%		NA
Risk-Free Interest Rate	4.6%		NA
Expected Dividend Yield	2%		NA
Annual forfeiture rate	3%		NA
Weighted Average Fair Value of options Granted During the Period	$5.04	$	NA

At June 30, 2007, there was approximately $9,000 of pre-tax, unrecognized compensation costs related to stock option grants which is expected to be recognized over a weighted-average period of 2 years.

The following table represents stock option activity for the six months ended June 30, 2007:

	Six Months Ended June 30, 2007
		Weighted Average	Weighted Average Remaining Contractual Life
	Number	Exercise Price	(years)
Options outstanding, beginning of period	65,197	$5.95
Granted	3,779	22.50

Options outstanding, end of period	68,976	$6.86	2.9

Exercisable, end of period	65,197	$5.95	2.5

At Buckhead Community’s annual shareholders meeting, the stock option plan was replenished with an additional 800,000 shares. All 800,000 are available for future stock option grants to employees and directors under the existing plan at June 30, 2007. At June 30, 2007 the aggregate intrinsic value of options outstanding was approximately $1,242,000 and the aggregate intrinsic value of options exercisable was approximately $1,190,000.

Restricted Stock

On April 1, 2006, the Company’s President and Chief Executive Officer was awarded 3,000 shares of restricted common stock, with an aggregate fair market value of $16.67 per share. The restricted stock will vest in one-fourth increments on April 1, 2007, 2008, 2009, and 2010. The total expense associated with this grant of approximately $49,000 will be recognized over the four year period on a straight-line basis. For the Six months ended June 30, 2007, approximately $6,000 was charged as compensation cost against income related to this grant. The restricted stock grant was not approved by the compensation committee until July, 2006, therefore the grant was not recorded during the six months ended June 30, 2006. The unamortized balance of the fair value of the restricted stock grant has been recorded as deferred compensation in the equity section of the consolidated balance sheets.

On March 27, 2007 and April 25, 2007, employees were awarded 3,822 and 4,000 shares of restricted common stock, respectively, with an aggregate fair market value of $22.50 and $25.00, respectively. The restricted stock will vest annually in four equal increments, beginning on the first anniversary of its grant date. The total expense associated with this grant of approximately $180,000 will be recognized over the vesting period on a straight-line basis. For the six months ended June 30, 2007, approximately $10,000 was charged as compensation cost against income related to this grant. The unamortized balance of the fair value of the restricted stock grant has been recorded as deferred compensation in the equity section of the consolidated balance sheets.

Management’s Discussion and Analysis of Plan of Operation of Buckhead Community

General

The following discussion describes our results of operations for 2006 as compared to 2005 and also analyzes our financial condition as of December 31, 2006 as compared to December 31, 2005. Like most community banks, we derive most of our income from interest and fees collected on loans, interest and dividends collected on other investments and service charges. Our primary source of funds for making these loans and investments is our demand, time, savings and other deposits, on which we pay interest, and amortization and prepayments of loans and borrowings. Our principal expenses are interest paid on savings and other deposits, interest paid on other borrowings, employee compensation, office expenses and other overhead expenses. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the “Average Balances” table shows the average balance during the first six months of 2007 and 2006 , and the year end average balances for 2006, 2005 and 2004 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to continue to direct a substantial percentage of our earning assets into our loan portfolio. Similarly, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb possible losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses. See comments in the section entitled “Provision and Allowance for Loan Losses.”

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report. Analysis of the results presented should also be made with an understanding of our relatively short history.

The Buckhead Community Bank is a bank chartered under the laws of the State of Georgia that opened for business on February 16, 1998. We are a full service commercial bank located in Atlanta, Georgia. Our primary service area consists of the community of Atlanta and the surrounding areas within Fulton County. Our principal business is to accept deposits from the public and to make loans and other investments.

Critical Accounting Policies

Buckhead Community has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements. Significant accounting policies are described in the footnotes to the consolidated financial statements of Buckhead Community included in this proxy statement-prospectus.

Certain accounting policies involve significant judgments and assumptions by management which may have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which management believes are reasonable under the circumstances. Because of the nature of the judgments and assumptions management makes, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of Buckhead Community’s assets and liabilities and results of operations.

Allowance for Loan Losses—A loan is considered impaired, based on current information and events, if it is probable that Buckhead Community will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Buckhead Community uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers’ financial data, and borrowers’ operating factors such as cash flows, operating income or loss, etc.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Management’s periodic evaluation of the adequacy of the allowance also considers impaired loans and takes into consideration Buckhead Community’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers’ ability to repay, estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future Buckhead Community’s regulators or its economic environment will not require further increases in the allowance.

Income taxes—The determination of Buckhead Community’s overall income tax provision is complex and requires careful analysis. As part of the overall business strategy, Buckhead Community may enter into business transactions that require management to consider tax laws and regulations that apply to the specific facts and circumstances under consideration. This analysis includes evaluating the amount and timing of the realization of income tax liabilities or benefits. Management continually monitors tax developments as they affect Buckhead Community’s overall tax position.

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Income Statement Review

We reported net income for the Six months ended June 30, 2007 of $2.7 million as compared to net income of $2.4 million for the Six months ended June 30, 2006. Net interest income was $10.7 million in the first six months of 2007, representing an increase of $1.6 million due to volume when compared to the same period in 2006. For the six months ended June 30, 2007, other income decreased $145 thousand to $817 thousand from June 30, 2006, which was $962 thousand. This decrease is due decreased activity on the sale of SBA loans resulting in less premiums recognized. Other expenses for the Six months ended June 30, 2007 totaled $6.7 million as compared to $5.3 million in 2006, primarily due to increases in salaries and benefits.

We reported net income for the year ended December 31, 2006 of $5.3 million as compared to net income of $3.3 million for the year ended December 31, 2005. Net interest income was $19.5 million in 2006, representing an increase of $6.6 million when compared to 2005 due to volume growth and favorable rate increases. For the year ended December 31, 2006, other income increased $50 thousand to $1.8 million from December 31, 2005. Other expenses for the year ended 2006 totaled $11.2 million as compared to $8.0 million in 2005. The primary reason for the increase in other expense was the result of the opening of an additional branch in late 2005 and normal anticipated growth of The Buckhead Community Bank.

We reported net income for the year ended December 31, 2005 of $3.3 million as compared to net income of $2.0 million for the year ended December 31, 2004. Net interest income was $13.0 million in 2005, representing an increase of $4.2 million when compared to 2004. For the year ended December 31, 2005, other income increased $1.2 million to $1.8 million from December 31, 2004, due to the recognition of premiums on the sale of SBA loans. The primary reason for the increase in other income was the gain on sale of loans in 2005. Other expenses for the year ended 2005 totaled $8.0 million as compared to $5.5 million in 2004.

For the first Six months in 2007, average interest earning assets increased $138.4 million, or 33.5%, when compared to the first Six months of 2006. For the year ending December 31, 2006, average interest earning assets increased $145 million, or 46.6%, over the 2005 amount. This increase was the result of loan growth throughout The Buckhead Community Bank and in most loan categories, particularly real estate loans. Average loans for the first six months 2007 were $407.4 million, compared to $306.7 million during the first quarter of 2006. Average loans for 2006 were $335 million, compared with $233 million in 2005. The overall increase in the yields on interest earning assets is primarily a result of the increase in rates over 2006 driven by actions taken by the Federal Reserve. Average interest bearing liabilities for 2006 increased $134.8 million, representing a 50.2% increase over the 2005 average balance. This increase was primarily due to an increase in interest bearing deposits.

The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of non-interest bearing deposits.

Our net interest spread was 3.39% year to date June 30, 2007, compared to 3.65% year to date June 30, 2006. The decrease is the result of margin compression experienced due to our asset sensitivity, where assets reprice more immediately than deposits. Our net interest spread was 3.73% for the year ended December 31, 2006 and 3.68% in 2005. The net interest margin was 3.92% in the first Six months of 2007, compared to 4.44% in the first quarter of 2006, 4.27% for the year ended December 31, 2006 and 4.15% in December 2005. The average cost of interest bearing liabilities was 5.05% for the Six months ended June 30, 2007, 4.05% for the quarter ended March 31, 2006, 4.55% for the year ended December 31, 2006, and 3.36% for the year ended December 31, 2005.

In 2005, average interest earning assets increased $99.6 million, or 46.8%, over the 2004 amount. This increase was the result of loan growth. Average loans for 2005 were $233.0 million, compared with $150.4 million in 2004. The overall increase in the yields on interest earning assets is primarily a result of the increase in rates over 2005 driven by actions taken by the Federal Reserve. Average interest bearing liabilities for 2005 increased $90.3 million, representing a 50.7% increase over the 2004 average balance. This increase was primarily due to an increase in interest bearing time deposits.

Our net interest spread was 3.68% in 2005 and 3.80% in 2004, while the net interest margin was 4.15% in 2005 and 4.13% in 2004. The average cost of interest bearing liabilities for 2005 was 3.36%, compared to 2.05% in 2004.

The following tables show the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities for the first quarter of 2007 and 2006, and for years ended 2006, 2005, and 2004.

	Year Ended December 31,
	2006			2005			2004
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS:
Federal funds sold	33,633	1,686	5.01%	20,354	683	3.36%	4,387	52	1.19%
Interest bearing deposits	431	17	3.94%	590	19	3.22%	585	11	1.88%
Investment securities available for sale				0
Taxable	65,313	3,362	5.15%	43,436	1,991	4.58%	39,106	1,671	4.27%
Nontaxable	22,877	858	5.69%	14,918	491	4.99%	18,297	644	3.52%
Loans	335,487	31,965	9.53%	233,039	18,800	8.07%	150,405	10,076	6.70%

Total interest earning assets	457,741	37,888	8.28%	312,337	21,984	7.04%	212,780	12,454	5.85%
All other assets	12,741			7,993			8,223
Total assets	470,482			320,330			221,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Demand deposits and savings	94,452	3,155	3.34%	78,454	1,733	2.21%	72,339	981	1.36%
Time	288,686	14,027	4.86%	175,614	6,566	3.74%	85,583	2,271	2.65%
FHLB Borrowings	1,300	41	3.15%	2,743	76	2.77%	4,808	112	2.33%
Trust preferred securities	11,169	864	7.74%	5,155	324	6.29%	1,991	97	4.87%
Other Borrowings	7,669	259	3.38%	6,470	313	4.84%	13,414	198	1.48%

Total interest bearing liabilities	403,276	18,346	4.55%	268,436	9,012	3.36%	178,135	3,659	2.05%

Noninterest-bearing deposits	31,485			26,861			24,716
Other liabilities	3,277			1,227			565
Shareholders’ equity	32,444			23,806			17,587
Total liabilities and shareholders’ equity	470,482			320,330			221,003

Net interest spread			3.73%			3.68%			3.80%
Net interest margin on average earning assets			4.27%			4.15%			4.13%

Net interest income		19,542			12,972			8,795

	Six Months Ended June 30,
	2007			2006
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS:
Federal funds sold	45,031	1,164	5.21%	29,067	683	4.74%
Interest bearing deposits	513	8	3.04%	447	8	3.81%
Investment securities available for sale
Taxable	75,645	2,048	5.41%	49,940	1,379	5.52%
Nontaxable	22,698	453	6.50%	26,684	395	4.89%
Loans	407,437	19,422	9.52%	306,738	14,201	9.26%

Total interest earning assets	551,324	23,096	8.44%	412,876	16,666	8.07%
All other assets	17,401			14,280
Total assets	568,725			427,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Demand deposits and savings	100,573	1,788	3.58%	93,512	1,446	3.12%
Time	365,122	9,781	5.40%	251,921	5,709	4.57%
FHLB Borrowings	—	—	—	1,500	23	3.09%
Trust preferred securities	15,465	574	7.49%	6,873	267	7.83%
Other Borrowings	11,710	205	3.53%	6,734	109	3.26%

Total interest bearing liabilities	492,870	12,348	5.05%	360,540	7,554	4.23%

Noninterest-bearing deposits	32,633			30,534
Other liabilities	2,219			5,924
Shareholders’ equity	41,003			30,158
Total liabilities and
shareholders’ equity	568,725			427,156

Net interest spread			3.39%			3.84%
Net interest margin on average earning assets			3.90%			4.41%

Net interest income		10,748			9,111

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported. Loan fees were $1.1 million thousand in the first Six months of 2007 compared to $1.2 million in the first six months of 2006, and are included with interest on loans for the yield calculation. Loan fees were $2.4 million, $2.1 million, and $1.1 million are included with interest on loans for the period ended December 31, 2006, 2005, and 2004 respectively.

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by us on such assets and liabilities for the first Six months of 2007 and 2006, as well as year end 2006 and 2005 and 2004. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

	Six Months Ended June 30,			Years Ended December 31,
	2007/2006			2006/2005			2005/2004
(Dollars in Thousands)	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
ASSETS:
Federal funds sold	$408	73	481	$571	432	1,003	$420	211	631
Interest bearing deposits	1	(1)	—	(6)	4	(2)	—	8	8
Investment securities
Taxable	1,209	(545)	664	1,102	269	1,371	193	127	320
Nontaxable	(145)	203	58	291	76	367	(113)	(40)	(153)
Loans	4,839	382	5,221	9,325	3,840	13,165	6,360	2,364	8,724

Total interest earning assets	6,312	112	6,424	11,283	4,621	15,904	6,860	2,670	9,530

LIABILITIES
Interest-bearing deposits	112	230	342	405	1,017	1,422	89	663	752
Time deposits	2,937	1,135	4,072	5,092	2,369	7,461	3,093	1,202	4,295
FHLB borrowings	(23)	—	(23)	(44)	9	(35)	(54)	18	(36)
Trust preferred securities	342	(35)	307	451	89	540	192	35	227
Other borrowings	86	10	96	50	(104)	(54)	(146)	261	115

Total interest bearing liabilities	3,454	1,340	4,794	5,954	3,380	9,334	3,174	2,179	5,353

	$2,858	(1,228)	1,630	$5,329	1,241	6,570	$3,686	491	4,177

Other Income and Other Expense

For the six months ended June 30, 2007 and 2006, other income totaled $817 thousand and $962 thousand, respectively. The decrease is due to less fee income generated from the gain on sale of SBA loans. For the six months ended June 30, 2007, other income decreased by $56 thousand to $327 thousand. For the years ended December 31, 2006 and 2005, other income remained stable at $1.8 million.

Other expenses totaled $6.7 million and $5.3 million for the six months ended June 30, 2007 and 2006. The primary component of other expenses was salary and employee benefits, which totaled $4.2 million and $3.3 million for the respective periods. The $900 thousand increase in salary and employee benefits primarily resulted from additional employees hired in late 2006. Other expenses totaled $3.4 million and $2.8 million for the quarters ended June 30, 2007 and 2006, respectively. The largest component of this increase was an approximate $400 thousand increase in salary and employee benefits attributable to additional employees hired in late 2006.

Other expenses totaled $11.2 million and $7.9 million for the years ended December 31, 2006 and 2005, respectively. The primary component of other expenses was salary and employee benefits, which totaled $6.9 million and $4.9 million for the same respective periods. The $2.0 million increase in salary and employee benefits primarily was a result of additional employees hired in 2006 and employees hired in 2005 working for an entire year. The $431,000 increase in occupancy expenses was related to the opening of the new building in 2005 and the related depreciation expense associated with the building. Other operating expense totaled $2.9 million for the year ended December 31, 2006 as compared to $2 million for the year ended December 31, 2005, due to growth.

For the years ended December 31, 2005 and 2004, other income totaled $1.8 million and $581 thousand, respectively. The primary increase is related to gain on sale of loans.

Other expenses totaled $7.9 million and $5.5 million for the years ended December 31, 2005 and 2004, respectively. The primary component of other expenses was salary and employee benefits, which totaled $4.9 million and $3.3 million for the same respective periods. The $1.6 million increase in salary and employee benefits primarily resulted from additional employees hired in 2005 and employees hired in 2004 working for an entire year. The $271 thousand increase in occupancy expenses was related to the opening of the new building in 2005. Other operating expense totaled $2.0 million for the year ended December 31, 2005 as compared to $1.4 million for the year ended December 31, 2004, due to growth.

Balance Sheet Overview

At June 30, 2007, we had total assets of $603.8 million as compared to $476.9 million as of June 30, 2006. For the same periods, total liabilities increased to $526.6 million from $445.3 million, respectively. During this time frame, Buckhead Community has continued to accomplish above average growth across the entire balance sheet. Shareholder’s equity totaled $41.1 million at June 30, 2007, an increase of $9.6 million when compared to June 30, 2006.

At December 31, 2006 we had total assets of $541 million as compared to $391 million as of December 31, 2005. For the same periods, total liabilities increased to $501 million from $362 million, respectively. During this time frame, Buckhead Community has accomplished above average growth across the entire balance sheet. Shareholders’ equity totaled $39.8 million at December 31, 2006, an increase of $10.8 million when compared to the balance of $29 million as of December 31, 2005. The increase was primarily driven by net income and capital infusions.

At December 31, 2005 we had total assets of $391.3 million as compared to $264.8 million as of December 31, 2004. For the same periods, total liabilities increased to $362.3 million from $246.1 million, respectively. Shareholders’ equity totaled $29.0 million at December 31, 2005, an increase of $10.3 million when compared to the balance of $18.7 million as of December 31, 2004. The increase was primarily driven by net income and capital infusions.

Investment Portfolio

The fair value of the investment securities portfolio outstanding as of June 30, 2007 and 2006 was $96.1 million and $85.7 million, respectively. For the periods of December 31, 2006, 2005, and 2004 the fair value of the investment portfolio was $97.8 million and $64.6 million and $57.1, respectively. We increased the investment portfolio for the first half of 2006 as collateral requirements increased with growth, then significantly slowed the growth of the investment portfolio while we determined the proper size for the investment portfolio considering The Bunkhead Community Bank’s asset size.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Thousands)	2007	2006	2006	2005	2004
U.S. Government sponsored securities, agencies and corporations	$56,890	$43,738	$57,054	$30,739	$22,069
Trust preferred securities	1,460	1,450	1,450	1,450	1,000
Corporate bonds	250	250	250	250	250
State and municipal securities	23,015	25,697	24,087	16,830	16,877
Mortgage-backed securities	14,561	14,590	14,953	15,368	16,901

Total securities	$96,176	$82,725	$97,794	$64,637	$57,097

The amortized cost of investment securities at June 30, 2007 and December 31, 2006, by contractual maturity, are shown below. All of our securities are classified as “available-for-sale”, which means that we carry them at estimated fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity until realized. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Maturity Distribution and Weighted Average Yield on Investments

	One Year or Less		After One Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Totals
(Dollars in Thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Book value:
December 31, 2006
U.S. Government sponsored securities, agencies and corporations	$2,916	4.38%	6,409	5.07%	27,836	5.39%	19,893	5.60%	57,054	5.38%
Trust preferred securities	—	—	—	—	—	—	1,450	8.79%	1,450	8.79%
Corporate bonds	—	—	—	—	—	—	250	4.11%	250	4.11%
State and municipal securities	512	3.02%	4,578	5.07%	7,712	5.47%	11,285	6.16%	24,087	5.67%
Mortgage-backed securities	—	—	11,859	4.20%	3,094	5.05%	—	—	14,953	4.38%

Total securities	$3,428		22,846		38,642		32,878		97,794

June 30, 2007
U.S. Government sponsored securities, agencies and corporations	$2,978	4.89%	5,094	5.13%	29,264	5.30%	19,554	5.62%	56,890	5.37%
Trust preferred securities	—	—	—	—	—	—	1,460	8.76%	1,460	8.76%
Corporate bonds	—	—	—	—	—	—	250	8.25%	250	8.25%
State and municipal securities	—	—	167	4.94%	3,525	4.41%	19,323	6.51%	23,015	6.18%
Mortgage-backed securities	—	—	3,291	4.02%	1,316	4.17%	9,954	4.68%	14,561	4.49%

Total securities	$2,978		8,552		34,105		50,541		96,176

Loan Portfolio

Our intent is to derive a substantial percentage of our earnings from loans. Major classifications of portfolio loans as of December 31, 2006, 2005, 2004, 2003, and 2002 are summarized as follows:

Loan Portfolio

	Year ended December 31,
	2006		2005		2004		2003		2002
(Dollars in Thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Breakdown of loan receivables:
Commercial	$69,931	18.45%	46,570	17.65%	33,487	17.94%	29,306	23.48%	28,046	30.21%
Real estate—mortgage	92,001	24.27%	77,866	29.52%	57,920	31.03%	50,911	40.78%	35,634	38.38%
Real estate—construction	209,604	55.30%	134,721	51.07%	92,228	49.40%	42,955	34.41%	27,955	30.11%
Consumer	7,519	1.98%	4,637	1.76%	3,047	1.63%	1,661	1.33%	1,205	1.30%

Total loans	$379,055	100.00%	$263,794	100.00%	$186,682	100.00%	$124,833	100.00%	$92,840	100.00%

Less: Allowance for loan losses	4,518		3,293		2,386		1,400		950
Less: Unearned Loan Fees	729		697		434		162

Net loans	$373,808		$259,805		$183,862		$123,271		$91,890

Ratio of the allowance for loan losses to total loans	1.19%		1.25%		1.28%		1.12%		1.02%

	Six Months Ended June 30,
	2007		2006
(Dollars in Thousands)	Amount	% of Loans	Amount	% of Loans
Breakdown of loan receivables:
Commercial	$68,386	15.85%	78,619	22.54%
Real estate—mortgage	96,922	22.46%	85,993	24.65%
Real estate—construction	262,740	60.88%	175,286	50.25%
Consumer	3,538	0.81%	8,918	2.56%

Total loans	$431,586	100.00%	$348,816	100.00%

Less: Allowance for loan losses	5,250		4,276
Less: Unearned Loan Fees	798		888

Net loans	$425,538		$343,652

Ratio of the allowance for loan losses to total loans	1.22%		1.23%

The major components of the loan portfolio at December 31, 2006 were real estate construction and mortgage and represented 79.57% of the loan portfolio. In the context of this discussion, we define a “real estate mortgage loan” and a “real state construction loan” as any loan, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. We take this collateral to reinforce the likelihood of the ultimate repayment of the loan; however, this tends to increase the magnitude of our real estate loan portfolio component. Generally, we target our loan-to-value ratio to be consistent with the supervisory loan to value limit guidelines provided by the banking regulators. In order to reduce collateral risk, we attempt to maintain a relatively diversified portfolio.

It is our policy to classify loans as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are secured by real estate or negotiable collateral and in the process of collection. Generally, payments received on non-accrual loans are applied directly to principal. We have adopted the principles of Financial Accounting Standards Board (FASB) SFAS 114 and 118 relating to accounting for impaired loans and as of June 30, 2007 we had $4.5 million loans on non-accrual status compared to $3.1 million as of June 30, 2006. For the periods December 31, 2006, 2005, and 2004, we had $3.6 million, $581 thousand, and $26 thousand in loans on non-accrual, respectively.

Maturities and sensitivity of loans to changes in interest rates. The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes major classifications of portfolio loans by maturities as of June 30, 2007:

(Dollars in thousands)	One Year or Less	After One, but within Five Years	After Five Years	Total

Commercial, financial and agricultural	$57,565	7,567	3,254	68,386
Real estate—mortgage	80,512	16,335	75	96,922
Real estate—construction	258,169	1,866	2,705	262,740
Consumer	2,967	557	14	3,538

Total	$399,213	26,325	6,048	431,586

The following table represents the rate structure for loans as of June 30, 2007:

(Dollars in Thousands)	Variable Rate	Fixed Rate
Commercial, financial and agricultural	$48,874	$19,512
Real estate—mortgage	75,018	21,904
Real estate—construction	238,125	24,615
Consumer	865	2,673

Total	$362,882	$68,704

Provision and Allowance for Loan Losses

We have developed policies and procedures for evaluating the overall quality of the credit portfolio and the timely identification of potential credit problems. Additions to the allowance for loan losses are made to maintain the allowance at an appropriate level based on our analysis of the potential risk in the loan portfolio. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events which we believe to be reasonable, but which may or may not be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

As of June 30, 2007 the allowance for loan losses was $5.3 million or 1.22% of outstanding loans, as compared to $4.3 million or 1.23% at June 30, 2006. As of December 31, 2006, the allowance for loan losses was $4.5 million, or 1.19% of outstanding portfolio loans, as compared to $3.3 million, or 1.25% of outstanding portfolio loans, as of December 31, 2005 and $2.4 million or 1.28% of outstanding portfolio loans, as of December 31, 2004.

Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, we use a loan grading system that rates loans in different categories. Certain grades representing criticized or classified loans are assigned allocations of loss based on management’s estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Other loans are graded by type and allocated loss ranges based on management’s perceived inherent loss for the loan type. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses.

The following table shows an analysis of allowance for loan loss, including charge-off activity.

Analysis of Allowance for Loan Losses

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Thousands)	2007	2006	2006	2005	2004	2003	2002
Allowance for loan losses at beginning	$4,518	3,293	$3,293	2,386	1,400	950	656
Loans charged off:
Commercial	—	17	743	691	8	360	9
Real estate—mortgage	—	—	72	206	—	—	—
Real estate—construction	25	—	—	—	—	—	—
Consumer	21	—	17	10	3	8	11

Total loans charged off	46	17	831	907	11	368	20

Recoveries of losses previously charged off:

Commercial	28	—	—	38	22	15	—
Real estate—mortgage	—	—	—	1	—	—	—
Real estate—construction	—	—	—	—	—	—	—
Consumer	—	—	6	—	—	—	—

Total recoveries	28	—	6	39	22	15	—

Net loans charged off	18	17	825	868	(11)	353	20

Provision for loan losses	750	1,000	2,050	1,775	975	803	314

Allowance for loan losses at end of year	$5,250	4,276	$4,518	3,293	2,386	1,400	950

Loans charged off net of recoveries, as a percent of average loans outstanding	0.01%	0.01%	0.25%	0.37%	(0.01)%	0.32%	0.02%

The following tables show the allocation of the allowance and the percentage of the allowance allocated to each category of total loans:

(Dollars in thousands)	As of December 31,
	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial, financial and agricultural	$682	15.10%	$724	22.00%	$973	40.87%	$373	27.14%	$322	33.87%
Real Estate—mortgage	951	21.05%	632	19.19%	349	14.63%	478	34.14%	301	31.74%
Real Estate—construction	2,808	62.15%	1,895	57.53%	1,049	43.96%	542	38.71%	326	34.38%
Consumer	77	1.70%	42	1.28%	15	0.63%	7	0.01%	1	0.01%

Total	$4,518	100%	$3,293	100%	$2,386	100%	$1,400	100%	$950	100%

(Dollars in thousands)	As of June 30,
	2007		2006
	Amount	Percent	Amount	Percent
Commercial, financial and agricultural	$814	15.51%	$1,093	25.56%
Real Estate—mortgage	1,093	20.82%	770	18.00%
Real Estate—construction	3,277	62.41%	2,308	53.98%
Consumer	66	1.26%	105	2.46%

Total	$5,250	100%	$4,276	100%

Non-performing Assets. Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due totaled $11.7 million at June 30, 2007 compared to $4.0 million at June 30, 2006. Non-accrual loans were $4.5 million at June 30, 2007, an increase of $1.4 million from non-accruals of $3.1 million at June 30, 2006. The Buckhead Community Bank had loans ninety days past due and still accruing at June 30, 2007 of $1.9 million as compared to $284 thousand for the same period in 2006. Other real estate owned totaled $5.3 million as of June 30, 2007, compared to $638 thousand at June 30, 2006.

Non-performing assets totaled $8.3 million at December 31, 2006 compared to $2.5 million at December 31, 2005 compared to only $26 thousand at December 31, 2004. Non-accrual loans were $3.6 million at December 31, 2006, an increase of $3.0 million from non-accruals of $581 thousand at December 31, 2005. Non-accrual loans increased $555 thousand in 2005 from $26 thousand as of December 31, 2004. The Buckhead Community Bank had loans ninety days past due and still accruing at December 31, 2006 of $3.0 million as compared to $1.9 million for the same period in 2005 and $0 for the same period in 2004. Other real estate owned totaled $1.7 million as of December 31, 2006. The Buckhead Community Bank had $16 thousand, in repossessed assets as of December 31, 2006. There were no other real estate owned or repossessed assets as of December 31, 2005 and 2004.

The current credit deterioration has been driven by a real estate slowdown beginning in late 2004, which has had a greater impact on community banks in the Company’s trade area than previous downturns in the economic cycle. In anticipation of the current market conditions, management began following new regulatory guidance on provision for loan losses and accounting for sub-standard loans.

At June 30, 2007, The Buckhead Community Bank had non-performing loans, defined as non-accrual and accruing loans past due more than 90 days, of $6.4 million or 1.47% of total loans. Non-performing loans for June 30, 2006 were $3.4 million or 0.96% of total loans.

At December 31, 2006 non-performing loans totaled $6.6 million or 1.73% of total loans. Non-performing loans for 2005 were $2.5 million, or 0.93% of total loans and $26 thousand, or 0.01% of total loans for 2004. Interest that would have been recorded on non-accrual loans for the years ended December 31, 2006, 2005 and 2004, had they performed in accordance with their original terms, amounted to approximately $263 thousand, $93 thousand and $554 respectively. Interest income on impaired loans included in the results of operations for 2006 and 2005 were approximately $118 thousand and $52 thousand, respectively. In 2004, interest income on impaired loans included in the results of operations amounted to approximately $383.

A summary of nonperforming assets is presented below:

Non-performing Assets

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Thousands)	2007	2006	2006	2005	2004	2003	2002
Non-accrual loans	$4,468	3,073	$3,617	581	26	—	364
Loans 90 days or more past due and still accruing	1,868	284	2,977	1,904	—	—	—

Total non-performing loans	6,336	3,357	6,594	2,485	26	—	364
All other real estate owned	5,348	638	1,702	—	—	107	—
All other repossessed assets	—	—	16	—	—	14	—

	$11,684	3,995	$8,312	2,485	26	121	364

As a percent of total loans at end of period:
Non-accrual loans	1.04%	0.88%	0.95%	0.22%	0.01%	0.00%	0.39%
Loans 90 days or more past due and still accruing	0.43%	0.08%	0.78%	0.71%	0.00%	0.00%	0.00%
Total non-performing assets	2.71%	1.14%	2.19%	0.94%	0.01%	0.10%	0.39%

The increase to our non-accrual loans in the first six months of 2007 is the net result of the following changes:

(In thousands)
Balance at December 31, 2006	$3,617
Loans reclassified to non-accrual status in 2007	1,270
Payments received on non-accrual loans during 2007	(21)
Non-accrual loans charged-off during 2007	—
Non-accrual loans reclassified to other real estate	(398)
Non-accrual loans reclassified to accrual status in 2007	—

Balance at June 30, 2007	$4,468

Additions to loans on non-accrual status consisted of four real estate secured loans totaling $1.3 million. At June 30, 2007, non-accrual loans consisted of five loans for construction of 1-4 family residential housing, one commercial and industrial loan, and one SBA real estate loan totaling approximately $3.6 million, $.5 million, and $.3 million respectively. The interest income recognized on such loans for the six-month period ended June 30, 2007 would have been approximately $164,000, and potential income on the 2006 non-accrual loans was not material.

From December 31, 2005 to June 30, 2006, loans 90 days past due and still accruing decreased primarily due to the work out of a large construction loan of $1.9 million. From June 30, 2006 to December 31, 2006, loans 90 days past due and still accruing increased mainly due to another large construction loan of $2.4 million. This loan was moved to non-accrual and along with another construction loan of $1 million is the reason for the increase in non-accrual loans from December 2005 to June 2007. The balances in loans 90 days past due and still accruing as of December 31, 2006 were represented by four loans that were either placed on non-accrual or satisfied by the customer. The June 30, 2007 balances for loans 90 days past due and still accruing are represented by two construction loans and one SBA loan. Prior to December 2005, the amount of non-performing assets was insignificant.

The Company’s other real estate consists of nine properties totaling $5.3 million at June 30, 2007 and two properties totaling $1.7 million at December 31, 2006.

The increase in other real estate during the first six months of 2007 was the result of the foreclosure of six residential properties and one commercial property of approximately $3,300,000 and $363,000, respectively.

At June 30, 2007, the Company’s other real estate consisted of the following: (in thousands)

Construction and land development	$1,748
1-4 Family residential properties	2,242
Rental residential properties	0
Commercial properties	1,358
Lots	0

Total	$5,348

Our Other Real Estate Owned (“OREO”) procedures currently allocate disposition value, the valuation used to place the property into OREO, based upon the most recent appraisal of the property that we have at the time. Any difference between the disposition value and the loan balance is recommended for charge off. Once the property is in OREO, the property is listed with a realtor to begin sales efforts.

Management continually monitors the loan portfolio to ensure that all loans potentially having a material adverse impact on future operating results, liquidity or capital resources have been classified as non-performing. Should economic conditions deteriorate, the inability of distressed customers to service their existing debt could cause higher levels of non-performing loans.

It is our general policy to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on non-accrual status and any interest previously accrued but not collected is reversed against current income. Generally, a loan is placed on non-accrual status when it is over 90 days past due and there is reasonable doubt that all principal will be collected.

In addition to loans formally classified as non-accrual or non-performing, management maintains a watch list of impaired loans which may eventually become so classified. Individual loan officers are responsible for assessing business and credit risk for each loan in their respective portfolios. The loan watch lists exists as a vehicle measuring and monitoring identified assets with heightened risk characteristics. Heightened risk characteristics would include a history of poor payment performance, poor financial performance, as well as the potential for adverse earnings impact from deteriorating collateral values. Management meets monthly to re-assess the ongoing status of credits on the watch list. As of the August 2007 meeting, there were loans totaling $7.6 million on the watch list.

Deposits

Core deposits, which exclude time deposits of $100,000 or more, CDARs deposits, and brokered time deposits, provide a relatively stable funding source for our loan portfolio and other earning assets. Core deposits were approximately $274.2 million at June 30, 2007 compared to $256.0 million at June 30, 2006. Core deposits were approximately $237.5 million, $198.5 million and $163.5 million as of December 31, 2006, 2005, and 2004, respectively. Although The Buckhead Community Bank views CDARs as core customers, by banking regulations CDARs balances are not considered to be core deposits. CDARs balances were approximately $66.3 million at June 30, 2007 compared to $30.1 million at June 30, 2006. CDARs balances were approximately $56.9 million and $11.2 million as of December 31, 2006 and 2005, respectively. As of December 31, 2004, there were no CDARs balances.

The maturity distribution of time deposits of $100,000 or more as of March 31, 2007 was as follows:

(Dollars in Thousands)
Three months or less	54,160
Over three through six months	70,526
Over six through twelve months	112,375
Over twelve months	32,061

Total	$269,122

Borrowed Funds

We have access to various short-term borrowings, including the purchase of federal funds and borrowing arrangements from the FHLB and other financial institutions. There were no FHLB borrowings as of June 30, 2007 and December 31, 2006. FHLB borrowings totaled $1.5 million at December 31, 2005 and June 30, 2006, and were $3.5 million at December 31, 2004. There have been no FHLB borrowings through June 30, 2007. Average FHLB borrowings for 2006 were $1.3 million, compared to average balances of $2.7 million for 2005 and $4.8 million for 2004.

Buckhead Community had no federal funds purchased as of June 30, 2007 and 2006 nor at December 31, 2006, 2005 or 2004. The Buckhead Community Bank had $7 million in other borrowings from Suntrust as of December 31, 2004.

Junior Subordinated Debt

Buckhead Community Bancorp Statutory Trust I

In August, 2004 we formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of Buckhead Community. The junior subordinated debentures can be redeemed prior to maturity at the option of Buckhead Community on or after August 11, 2009. The sole assets of the guarantor trust are the junior subordinated deferrable interest debentures of Buckhead Community (the “first series of debentures”) held by the grantor trust. The first series of debentures have the same interest rate (three month LIBOR plus 2.90%, floating) as the trust preferred securities. We have the right to defer interest payments on the first series of debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related first series of debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by Buckhead Community to the extent of funds held by the grantor trust (the “Preferred Securities Guarantee I”). The Preferred Securities Guarantee I, when taken together with the Buckhead Community’s other obligations under the first series of debentures, constitute a full and unconditional guarantee, on a subordinated basis, by Buckhead Community of payments due on the trust preferred securities.

The trust preferred securities and the related first series of debentures were issued on August 11, 2004. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2004. Interest on the first series of debentures is paid on the corresponding dates. The aggregate principal amount of the first series of debentures outstanding at December 31, 2006 and 2005 was $5,155,000. Certain issue costs have been deferred and recorded in other assets in the accompanying consolidated balance sheets. The issue costs are being amortized over the life of the first series of debentures, and the outstanding balance of the unamortized issue costs at December 31, 2006 and 2005 was approximately $94,000 and $97,000, respectively.

Buckhead Community Bancorp Statutory Trust II

In May 2006, we formed a second wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of Buckhead Community. The junior subordinated debentures can be redeemed prior to maturity at the option of Buckhead Community on or after July 7, 2011. The sole assets of the guarantor trust are the junior subordinated deferrable interest debentures of Buckhead Community (the “second series of debentures”) held by the grantor trust. The second series of debentures have the same interest rate (LIBOR plus 1.55%, floating) as these trust preferred securities. We have the right to defer interest payments on the second series of debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related second series of debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by Buckhead Community to the extent of funds held by the grantor trust (the “Preferred Securities Guarantee II”). The Preferred Securities Guarantee II, when taken together with our other obligations under the second series of debentures, constitute a full and unconditional guarantee, on a subordinated basis, by Buckhead Community of payments due on the trust preferred securities.

The trust preferred securities and the related second series of debentures were issued on May 24, 2006. Distributions on the trust preferred securities are paid quarterly on April 7, July 7, October 7 and January 7 of each year, beginning July 7, 2006. Interest on the second series of debentures is paid on the corresponding dates. The aggregate principal amount of the second series of debentures outstanding at December 31, 2006 was $10,310,000. There were no issue costs associated with the issuance of the second series of debentures.

Liquidity

We must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors’ accounts and to supply new borrowers with funds. To meet these obligations, we keep cash on hand, maintain account balances with our correspondent banks, and purchase and sell federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. We seek to monitor our liquidity to meet regulatory requirements and local funding requirements. We believe the current level of liquidity is adequate to meet current needs.

Our primary sources of liquidity are a stable base of deposits, scheduled repayments on loans, and interest and maturities of investments. All securities have been classified as available-for-sale, which means they are carried at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. If necessary, we have the ability to sell a portion of our investment securities to manage interest sensitivity gap or liquidity. Cash and due from banks and federal funds sold may be utilized to meet liquidity needs.

At December 31, 2006, we had arrangements with a correspondent and commercial banks for short term unsecured advances up to $20.5 million. As of June 30, 2007, we had no outstanding balance under these arrangements.

Our cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents increased $3.2 million to a total $7.9 million at December 31, 2006. Cash used in investing activities totaled $145.1 million in 2006 primarily due to increases in loans and investments. Cash provided by financing activities totaled $141.7 million in 2006 due to increases in deposits.

Off-Balance-Sheet Items

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. See footnote number 13 in Buckhead Community’s audited financial statements at page 91 for further details. There has been no material changes to Buckhead Community’s overall exposure to these off-balance-sheet items in the first six months of 2007.

Capital Adequacy

Buckhead Community and The Buckhead Community Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on Buckhead Community’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Buckhead Community and The Buckhead Community Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Buckhead Community and The Buckhead Community Bank’s respective capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require Buckhead Community and The Buckhead Community Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, 2005, and 2004, that Buckhead Community and The Buckhead Community Bank meet all capital adequacy requirements to which each is subject. See “Supervision and Regulation—Capital Adequacy” at page 146 and “Selected Consolidated Financial Information Buckhead Community” at page 8.

As of December 31, 2006, 2005 and 2004, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized The Buckhead Community Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed The Buckhead Community Bank’s category.

Financial Statements

The audited year-end financial statements as of December 31, 2006, and unaudited financial statements as of June 30, 2007, of Buckhead Community are included in this proxy-statement prospectus. See “Audited Financial Statements for the Year Ended December 31, 2006,” at page 72, and “Unaudited Consolidated Financial Statements for the six Months Ended June 30, 2007,” at page 98, respectively.

Controls and Procedures

Our principal executive and principal financial officers believe that our disclosure controls and procedures, as defined in Securities Exchange Act Rules 13a-15(e) or 15(d)-15(e), are effective. This conclusion was based on an evaluation of these controls and procedures as of the end of the fourth quarter of 2006. There have been no changes in our internal control over financial reporting that were evaluated during the fourth quarter of 2006 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity Management

The absolute level and volatility of interest rates can have a significant impact on Buckhead Community’s profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest revenue to changing interest rates, in order to achieve Buckhead Community’s overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Buckhead Community’s net interest revenue, and the fair value of its financial instruments, are influenced by changes in the level of interest rates. Buckhead Community manages its exposure to fluctuations in interest rates through policies established by the asset/liability committee of its board of directors. The asset/liability committee meets periodically and has responsibility for approving asset/liability management policies, formulating and implementing strategies to improve balance sheet positioning and/or earnings and reviewing Buckhead Community’s interest rate sensitivity.

One of the tools management utilizes to estimate the sensitivity of net interest revenue to changes in interest rates is an interest rate simulation model. Such estimates are based upon a number of assumptions for each scenario, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. The simulation model measures the potential change in net interest revenue over a twelve-month period under six interest rate scenarios. The first scenario assumes rates remain flat over the next twelve months and is the scenario that all others are compared to in order to measure the change in net interest revenue. The second scenario is a most likely scenario that projects the most likely change in rates over the next twelve months based on the slope of the yield curve. Buckhead Community models ramp scenarios that assume gradual increases and decreases of 300 basis points each over the next twelve months. At June 30, 2007, Buckhead Community’s simulation model indicated that a 300 basis point increase in rates over the next twelve months would cause an approximate 37.25% increase in net interest revenue and a 300 basis point decrease in rates over the next twelve months would cause an approximate 34.09% decrease in net interest revenue. At June 30, 2006, Buckhead Community’s simulation model indicated that a 300 basis point increase in rates over the next twelve months would cause an approximate 38.29% increase in net interest revenue and a 300 basis point decrease in rates over the next twelve months would cause an approximate 40.12% decrease in net interest revenue.

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-earning assets and interest-bearing liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest revenue. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Buckhead Community’s current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps.

The following table shows interest sensitivity gaps for these different intervals.

(Dollars in thousands)	Interest Sensitivity Periods in Month As of June 30, 2007
	Immediate	1 to 3	4 to 12	13 to 60	Over 60	Total
Interest-earning assets:
Federal funds sold	48,651	—	—	—	—	48,651
Interest Bearing Due From accounts	389	—	—	—	—	389
Investment securities available for sale	—	2,701	1,987	8,552	84,646	97,886
Loans	—	361,912	36,852	25,235	6,048	430,047

Total earning assets	49,040	364,613	38,839	33,787	90,694	576,973

Interest-bearing liabilities:
Non-Interest Bearing Deposits	32,420	—	—	—	—	32,420
Interest bearing deposits	101,689	—	—	—	—	101,689
Savings Deposits (includes MMkt)	1,050	—	—	—	—	1,050
Time Deposits	1,983	71,697	263,763	55,605	—	393,048
Other Borrowings	15,052	—	—	—	—	15,052
Junior subordinated debt	—	—	—	15,465	—	15,465

Interest-bearing liabilities	152,257	71,697	263,763	71,070	—	558,787

Interest Sensitivity Gap	(103,217)	292,916	(224,924)	(37,283)	90,694
Cumulative interest-sensitivity gap	(103,217)	189,699	(35,225)	(72,508)	18,186

Ratio of cumulative interest-sensitivity gap to total earning assets	(17.89)%	32.88%	(6.10)%	(12.57)%	3.15%

As demonstrated in the preceding table, 87.29% of interest-bearing liabilities will reprice within twelve months compared with 78.43% of interest-earning assets, however such changes may not be proportionate with changes in market rates within each balance sheet category. In addition, Buckhead Community may have some discretion in the extent and timing of deposit repricing depending upon the competitive pressures in the markets in which it operates. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. The interest rate spread between an asset and its supporting liability can vary significantly even when the timing of repricing for both the asset and the liability remains the same, due to the two instruments repricing according to different indices.

Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity gap analysis. These prepayments may have significant impact on the net interest margin. Because of these limitations, an interest sensitivity gap analysis alone generally does not provide an accurate assessment of exposure to changes in interest rates.

Impact of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Since most of the assets and liabilities of a financial institution are monetary in nature, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. Interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude.

The table below summarizes the return on average assets, return on average equity, and average equity to average assets for June 30, 2007 and 2006, and for December 31, 2006, 2005, and 2004:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
Return on average assets	0.96%	1.15%	1.12%	1.02%	0.92%
Return on average equity	13.37%	16.34%	16.22%	13.77%	11.60%
Average equity to average assets	7.21%	7.06%	6.90%	7.43%	7.96%

MANAGEMENT OF BUCKHEAD COMMUNITY

Continuing Directors

The following table shows for each current director of Buckhead Community who will remain a director of the combined entity following the Merger: (1) his name; (2) his age at December 31, 2006; (3) how long he has been a director of Buckhead Community; (4) his position(s) with Buckhead Community, other than as a director; and (5) his principal occupation and business experience for the past five years. Except as otherwise indicated, each director has been engaged in his present principal occupation for more than five years. All directors of Buckhead Community are also directors of The Buckhead Community Bank.

Name (Age)	Director Since	Business Experience and Position with Buckhead Community
Hugh C. Aldredge (79)	1996	Director of Buckhead Community. Owner of Aldredge Properties, a real estate investment concern; President of Squire Inn, Inc., a hotel investment and management corporation. Former Director and President of the Atlanta Country Club, current Director of Wildcat Cliff Country Club and member of the Atlanta Classic Foundation.

David B. Allman (53)	2004	Director of Buckhead Community. President, founder and owner of Regent Partners, a commercial real estate firm, since 1988; Prior to 1988, President and founder of Allman & Company, a commercial real estate brokerage. Currently serves as Chairman of the Buckhead Community Improvement District, member of the executive committee of the Buckhead Coalition and member of the Board of Governors for the Georgia World Congress Center and FCS Urban Ministries.

Leo Benatar (77)	1999	Director of Buckhead Community. Principal of Benatar and Associates; Senior Partner and Associated Consultant with A.T. Kearney, Inc., a management consulting firm, since 1996. Served as President and CEO of Engraph, Inc., until his retirement in 1996. Member of the Atlanta Federal Reserve Bank from 1992 through 1995, serving as Chairman in 1994 and 1995. Mr. Benatar also serves on the Boards of Directors of Aaron Rents, Inc., Interstate Bakeries Corp., Mohawk Industries, Inc., and Paxar, Inc. Mr. Benatar is also the former President of the Standard Club and is Director Emeritus of the Georgia Tech Foundation.

Marvin Cosgray (57)	1997	President and Chief Executive Officer of Buckhead Community since 1997 and The Buckhead Community Bank since 1998. Previously, Mr. Cosgray has served as President and Chief executive officer of several community banks in the metro Atlanta area since 1985. Director of the Community Bankers Association of Georgia and Georgia Bankers Association. Former President of the Buckhead Business Association, former Chairman of the Buckhead Action Committee and current Treasurer of the Buckhead Coalition.

Louis J. Douglass, III (63)	2004	Director of Buckhead Community. Former President and Chief Executive officer of Regions Bank; Executive Vice President of the Sandy Springs branch of The Buckhead Community Bank from 2001 through 2003, and President of the Alpharetta branch of The Buckhead Community Bank since 2004. Past President of the North DeKalb Rotary Club, current Director of the Atlanta Athletic Club.

Name (Age)	Director Since	Business Experience and Position with Buckhead Community
Julian LeCraw, Sr. (77)	1996	Director of Buckhead Community. Owner and Principal of Julian LeCraw & Company real estate development and management firm. Former Director of First National Bank of Cobb County and Barnett Bank. Former Chairman of the Buckhead Coalition, current President of the Georgia Tech Foundation, Inc. and Trustee of The Westminster School.

R. Charles Loudermilk, Sr. (80)	1996	Chairman of Buckhead Community. Founder, Chairman and Chief Executive Officer of Aaron Rents, Inc. furniture rental and sales company. Director of The Buckhead Bank and The Chattahoochee Bank from 1985 through 1994. Founder and past Chairman of the Buckhead Coalition, Director of the Corporation for Olympic Development in Atlanta (CODA) and member of the Board of Visitors of the University of North Carolina. Former member of the Piedmont Hospital Foundation Board and the Archbold Hospital Foundation. Former President of the National Rental Service Association and former Chairman of the Metropolitan Atlanta Rapid Transit Authority (MARTA).

John D. Margeson (73)	1998	Director of Buckhead Community. General Partner of Long Point Investors.

Larry P. Martindale (61)	1996	Director of Buckhead Community. Chairman and Chief Executive Officer of Northlake Foods. Former member of the Foundation Board of the University of Mississippi. Director of the Atlanta Country Club and Junior Achievement.

Mark C. Pope, III (82)	1998	Director of Buckhead Community. Retired. Former Chairman and Chief Executive Officer of Graphic Industries, Inc.

William T. Towles (79)	1996	Director of Buckhead Community. Retired builder, developer, manager and investor in apartments, shopping centers and other real estate. Former member of the Advisory Board of Shepard’s Spinal Center, former Trustee of the Georgia Tech Alumni Association and member of the Georgia Tech Athletic Hall of Fame.

New Directors of the Combined Entity

In addition to the above listed directors who will remain directors of Buckhead Community following the Merger, Buckhead Community will appoint two current directors of Allied, Mr. Andrew K. Walker and Mr. Jackson P. Turner, to its board of directors following the consummation of the Merger as a condition of the Agreement. Messrs. Walker and Turner will each serve an initial term lasting from their appointment following the consummation of the Merger until the next subsequent annual meeting of Buckhead Community’s shareholders, at which point they will stand for re-election with the rest of Buckhead Community’s directors.

Board Meetings

The boards of directors of Buckhead Community and The Buckhead Community Bank held 12 joint meetings during 2006. During 2006, not all incumbent directors attended all meetings of the board of directors and the board committees on which they served. Absenteeism is primarily a result of scheduling conflicts with directors’ other respective businesses interests. It is the opinion of management that in all incidents of absence to this point, absentee directors have taken such action as has been necessary to stay well-informed about the business and issues affecting Buckhead Community and The Buckhead Community Bank despite their lack of physical presence at meetings.

Buckhead Community does not have a formal policy regarding its board members’ attendance at the Annual Meeting of Shareholders; however, board members are encouraged to attend any and all shareholder meetings. All of the directors in office at the time of the 2006 Annual Meeting of Shareholders attended the meeting.

Nominations.

Buckhead Community’s board of directors has not created a standing nominating committee for director nominees and has not adopted a nominating committee charter. Rather, the full board of directors participates in the consideration of director nominees. Because of its current size, Buckhead Community believes a standing nominating committee for director nominees is not necessary.

Buckhead Community has not adopted a formal policy or process for identifying or evaluating nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, customers and shareholders of Buckhead Community, and professionals in the financial services and other industries. Similarly, the board does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee’s business experience; knowledge of Buckhead Community and the financial services industry; experience in serving as a director of Buckhead Community or another financial institution or public company generally; wisdom, integrity and analytical ability; familiarity with and participation in the communities served by Buckhead Community; commitment to and availability for service as a director; and any other factors the board deems relevant. Recommendations for individuals to serve on Buckhead Community’s board may be submitted to Buckhead Community Bancorp, Inc., 415 East paces Ferry Road, Atlanta, Georgia 30305, Attention: Corporate Secretary.

Director Compensation

Neither Buckhead Community nor The Buckhead Community Bank compensates its directors for their services in their capacities as directors. Directors of Buckhead Community who are not also employees of Buckhead Community are not compensated for their service to Buckhead Community, and directors of Buckhead Community who are also employees are compensated only in their capacity as employees. Compensation for employee/directors of Buckhead Community is addressed in “Executive Compensation,” below.

Executive Officers

Executive officers are appointed annually at the meetings of the board of directors of Buckhead Community, to serve until their successors are chosen and qualified. The following table sets forth for each executive officer of Buckhead Community: (1) the person’s name; (2) his age at December 31, 2006; (3) the year he was first elected as an officer of Buckhead Community; and (4) his positions with Buckhead Community, and his recent business experience for the past five years.

Name (Age)	Officer Since	Business Experience and Position with Buckhead Community
Marvin Cosgray (57)	1997	President and Chief Executive Officer of Buckhead Community since 1997 and The Buckhead Community Bank since 1998. Principal Executive Officer of Buckhead Community and The Buckhead Community Bank. Previously, Mr. Cosgray has served as President and Chief executive officer of several community banks in the metro Atlanta area since 1985. Director of the Community Bankers Association of Georgia and Georgia Bankers Association. Former President of the Buckhead Business Association, former Chairman of the Buckhead Action Committee and current Treasurer of the Buckhead Coalition.

Name (Age)	Officer Since	Business Experience and Position with Buckhead Community
Jesse R. Cheatham (60)	2005	Chief Financial Officer of Buckhead Community and The Buckhead Community Bank. Principal Financial Officer of Buckhead Community and The Buckhead Community Bank. Formerly, head of Accounting Administration for Turner Broadcasting and Group Controller of the Turner Sports Organization. Mr. Cheatham also serves on the board of directors of Con-Roc, Inc., and is on the faculty of the Keller Graduate School of Management, and is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

Louis J. Douglass, III (63)	2001	Director of Buckhead Community and The Buckhead Community Bank. Former President and Chief Executive officer of Regions Bank; Executive Vice President of the Sandy Springs branch of The Buckhead Community Bank from 2001 through 2003, and President of the Alpharetta branch of The Buckhead Community Bank since 2004. Past President of the North DeKalb Rotary Club, current Director of the Atlanta Athletic Club.

New Executive Officers of the Combined Entity

In addition to the above listed executive officers who will remain executive officers of Buckhead Community following the Merger, Buckhead Community will appoint Mr. Andrew K. Walker to serve as regional President of those branches of The Buckhead Community Bank located in Cobb, Forsyth and Hall Counties, Georgia.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our compensation philosophy and policies for 2006 that applied to the executives named below in the Summary Compensation Table (the “Named Executive Officers”). It explains the structure and rationale associated with each material element of each Named Executive Officer’s total compensation, and provides important context for the more detailed disclosure tables and specific compensation amounts provided following this Compensation Discussion and Analysis.

General Overview

Our objective is to have a compensation program that enables us to attract, motivate, and retain highly qualified executives who will assist us in meeting our long range objectives, thereby serving the interests of our stockholders. We design our compensation program to attract and retain executive leadership at a level of experience necessary to manage our evolving, growing, and competitive community bank business. We believe that, in order to do this effectively, our program must: create a strong link between the executive’s compensation and our long-term performance; create elements for financial risk using performance-based incentive compensation; closely align our executives interests with those of our shareholders by including stock-based compensation; and provide our executives with competitive total compensation opportunities.

How We Determine and Assess our Executive Compensation

The compensation committee assists the board of directors in fulfilling its oversight of executive compensation. Generally, the compensation committee reviews and discusses the recommendations of the Chief Executive Officer, and the committee makes recommendations to the independent members of the board for approval. Our board of directors bears the ultimate responsibility for approving the compensation of our Chief Executive Officer and reviewing the compensation of our other executive officers that was approved by the compensation committee. Prior to 2007, the committee reviewed and recommended and the board approved the executive compensation for only the Chief Executive Officer. Beginning in 2007, the compensation committee will begin to review the compensation for the Chief Financial Officer and one other Named Executive Officer, as well. For officers other than Named Executive Officers, the Chief Executive Officer generally determines compensation levels. In addition, the compensation committee reviews and recommends to the board all equity awards, including for the Named Executive Officers and other officers, considering the recommendations from senior management.

Although management and any other invitees may participate in and provide information for compensation committee discussions, invitees do not participate in voting and decision making.

In addition to recommendations made by the Chief Executive Officer, the compensation committee also considers objective measurements of business performance, the development of management talent within Buckhead Community, enhancement of shareholder value, and other matters relevant to our long-term success.

Our determination and assessments of executive compensation are primarily driven by two considerations: market data based on the compensation levels, programs, and practices of certain other banks for comparable positions; and company financial performance. We believe that market competitiveness and performance factors, when considered in conjunction, provide a reasonably measurable assessment of executive performance that will build value for our stockholders. We consider each of these areas in making our executive compensation decisions, from setting base salaries to providing other rewards.

Market Data

We consider the compensation levels, programs and practices of certain other banks to assist us in setting our executive compensation so that it is market competitive. In 2006 we used a peer group for these purposes, which consists of banks who are located in the same geographic region and have a comparable asset size. We believe that we compete, to varying degrees, for business and talent with the banks in this peer group.

We have obtained information on the compensation levels, programs and practices of the banks within the peer group annually from market surveys conducted by the Georgia Bankers Association, AIB, and Mauldin & Jenkins. In the future, we may use other sources. The committee evaluates compensation levels for our Named Executive Officers based upon a comparison to the market median values. The Buckhead Community Bank’s philosophy is to compensate for performance at approximately the median level of the peer group and to reward for outstanding performance that targets the 75th percentile for our peer group. The above peer group is the one we used for targeting and evaluating the compensation levels of our Named Executive Officers for 2006. As our strategy and market changes, we will review the peer group, annually, to assure that is has an appropriate basis of comparison.

Company and Individual Performance

While market competitiveness is important, we also use other measurements to determine our compensation levels. To customize our compensation program and recognize individual performance and contribution to The Buckhead Community Bank, we focus on financial metrics that we believe are indicators of whether Buckhead Community is achieving our annual or long term business objectives, such as asset growth and earnings.

2006 Review of Compensation

The compensation committee analyzed available market data for total direct compensation of chief executive officers working in the Atlanta community banking industry. The total direct compensation levels included base salary, annual bonuses, and stock awards. This assessment showed that the 2005 base salary of our Chief Executive Officer approximated the market median, or 50th percentile. Additionally, with performance-based incentive elements, the Chief Executive Officer had the ability to achieve total compensation near the 75th percentile. The performance-based incentive was split 60% for an increase in the asset growth of our company and 40% for the earnings performance of our company. Payout ratios were determined at different levels of performance, including planned performance and performance beyond plan.

At this meeting, the committee reviewed a tally sheet detailing the various elements of compensation of the Chief Executive Officer. The committee believes that all of these elements in the aggregate provide a reasonable market competitive compensation opportunity for our Named Executive Officers and that each element contributes to our compensation objectives discussed above.

Elements of our Compensation Program

Our executive compensation program consists primarily of base salary, performance incentive awards, and stock awards. The program is complemented with perquisites and other benefits, including 401(k) matching contributions, severance benefits, and the use of a company vehicle. We do not offer any long-term incentives or retirement benefits.

These elements are designed to be competitive with comparable employers and to achieve the objectives of our executive compensation program, consistent with the program’s philosophy.

Annual Base Salary

Base salary provides our executive officers with a level of compensation consistent with their skills, experience, and contributions in relation to comparable positions in the competitive marketplace. Base salary is the one fixed component of our executives’ total direct compensation. We evaluate our Named Executive Officers base salary in comparison to the median of the peer group salaries for that position to maintain competitive levels. In addition, we also consider the executives experience for the position and his personal contribution to the financial and operational performance of Buckhead Community and our business.

These other factors could cause any one executive officer’s base salary to be above or below the market median for his or her comparable position. Based on the committee’s review of marketplace comparables and the foregoing individual factors, 2006 base salaries for Messrs. Cosgray, Cheatham and Douglass were increased by 11.81% over 2005 levels.

Performance Incentives

Performance incentive awards provide a direct link between executive compensation and performance. Unlike base salary, which is fixed, our executive’s performance award is at risk based on how well we perform. Performance incentive awards may be paid in either cash or by stock or option award.

The committee established a performance plan that, when outstanding performance is achieved, is intended to provide total cash compensation that targets the 75th percentile of total cash compensation for our peer group. By placing a significant portion of an executive’s annual pay at risk, the committee believes that compensation is more directly related to performance and will more closely link the financial interests of the executives and those of the stockholders. Given our business objectives, the committee believes this policy to be appropriate and fair for both the executives and stockholders.

In 2006, the performance incentive was based on two components. Sixty (60%) percent of the incentive was based on our asset growth over the previous year, while forty (40%) percent was based on our earnings growth over the previous year. Rewards varied based on the certain levels of achievement as detailed in the following grid.

Bank’s Growth (Earnings and Assets)	Bonus as a % of Base Salary

5%	5%
10%	10%
15%	15%
20%	20%
25%	25%
30%	30%
35%	35%
40%	40%
45%	45%
50%	50%

During 2006, Mr. Cosgray earned the maximum award of 50% for earnings and a 38.85% award for asset growth. This incentive award will be paid in 2007 as a stock award. The incentive award earned by Mr. Cosgray in 2005 was paid as a stock award in 2006. Mr. Cheatham did not have a performance incentive in 2006, although his compensation will be reviewed and amended by the compensation committee in 2007.

In addition, the plan allows for a stock option bonus for each branch and for each bank acquisition or merger. In 2006, a stock option bonus was not awarded for this expansion incentive as neither of these events occurred.

In 2007, Mr. Cosgray’s performance incentive will be based both on asset growth and earnings, with an additional third component added to include an incentive for the performance of the acquisition bank on a pro-rata period that commences with the date of the acquisition. The aforementioned stock option bonus for new branches and for bank acquisitions or mergers will remain in effect as well.

While the financial metrics we use to determine performance incentive awards may evolve over time, we selected these current financial indicators to determine our executive performance incentives because we believe that they create incentives aligned with the interests of our stockholders, to improve the operational efficiency and, as a result, the financial performance, of Buckhead Community. We also believe they are good indicators of our overall performance and lead to the creation of long-term value for our stockholders.

All performance awards are paid after the financial statements have been audited by an independent audit firm. We have not experienced a need to recover performance awards due to a restatement of the performance measurements on which the awards were based. In the event of a restatement, the board would review the appropriateness of seeking redress. Additionally, the compensation committee has the authority to alter any incentive awards upward or downward at its discretion.

Stock Awards

Stock awards in the form of restricted stock or stock options may be granted periodically to Named Executive Officers to continue to align the executives’ interests with the interests of the stockholders. If stock awards are granted, they will be granted at the beginning of the year. Such awards for Named Executive Offers will be recommended by the compensation committee and approved by the board. The value of stock awards is variable with the stock price, thus creating another risk based component of Total Direct Compensation. The pricing of all stock awards is based on the stock price on the day of the grant. Awards of restricted stock or stock options are made subject to vesting schedules in order to help retain employees at the executive level.

Allocation of our Total Direct Compensation

Just as our stockholders put their money at risk when they invest in Buckhead Community, we believe that a significant portion of our executives’ compensation should be at risk, and that the portion at risk should increase with the executive’s level of responsibility. For example, in 2006, 81% of Mr. Cosgray’s total direct compensation was fixed (in the form of salary and 401(k) matching) and the remaining 19% was at risk and was representative of his performance incentive. Mr. Cheatham’s 2006 total direct compensation was comprised of 100% fixed compensation in the form of salary and 401(k) matching. Mr. Douglass’ 2006 total direct compensation was comprised of 100% fixed compensation in the form of salary and auto allowance.

Perquisites and Other Executive Benefits

Perquisites and other executive benefits are a part of our executives’ overall compensation. Access to health care and other welfare benefits protects all employees’ and their families’ health and well-being. Additionally 401(k) matching benefits and life insurance coverage benefits are provided if employees choose to participate. Mr. Cosgray is provided with a company car for personal and business use. Mr. Douglass is provided with a monthly auto allowance. Although we reimburse all officers of Buckhead Community for club memberships and professional association dues, these expenses are paid on behalf of the employees for business use and we do not consider them personal perquisites.

For information on the incremental cost of these perquisites and other personal benefits, refer to the Summary Compensation Table. We believe the perquisites we provide to our Named Executive Officers are appropriate to ensure our executive compensation remains competitive.

Severance Pay Arrangements

All employees of Buckhead Community and The Buckhead Community Bank, with the exception of Mr. Cosgray, Mr. Douglass and one other employee, are employees at-will and do not have employment contracts with us. We believe that the at-will employment status of our employees affords us the necessary flexibility to remove employees under appropriate circumstances. However, in order to attract and retain highly qualified employees who may otherwise desire the protection of an employment contract, some of our executives may have a Change in Control Agreement. Generally, these Change in Control Agreements provide the employee six to twelve months current base salary plus benefits if a change in control occurs, which results in the elimination of the employee’s position or termination of the employee under certain circumstances specified in the agreement.

Messrs. Cosgray and Douglass have provisions in their current employment agreements which provide for severance payments in the event of termination under certain circumstances. See the narrative discussions accompanying “—Potential Payments Upon Termination or Change-in-Control” below for a thorough analysis of these payments under various circumstances. We believe such provisions to be reasonable and necessary in order to attract and retain highly qualified executives.

Tax, Accounting, and Other Considerations

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to any one of our Named Executive Officers. We do not have any Named Executive Officers that met or exceeded this limit during 2006.

Accounting Considerations

With the adoption of FAS 123R, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the selection of forms of compensation.

Equity Grant Practices

We have not timed and will not time the grant of equity awards to coincide with, precede, or follow the release of material non-public information.

Proposed Changes for 2007

We are aware of the regulatory developments under Internal Revenue Code Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes substantial limitations and conditions on non-qualified deferred compensation plans, including certain types of equity compensation and separation pay arrangements. We intend to amend our compensation arrangements, if necessary, in order to ensure their full compliance with Section 409A before the current transition period expires on December 31, 2007.

Compensation Committee Report

Decisions and recommendations regarding the compensation of our executives are made by a two member compensation committee composed entirely of independent directors, as determined by the board of directors.

The compensation committee oversees the compensation programs of Buckhead Community on behalf of the board of directors. In fulfilling its oversight responsibilities, the compensation committee reviewed and discussed with management of Buckhead Community the Compensation Discussion and Analysis included in this statement. Based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in Buckhead Community’s S-4 registration to be filed with the SEC in 2007.

Compensation Committee

Leo Benatar—Chairman

Larry Martindale

Summary Compensation Table

The following table provides certain summary information concerning the annual and long-term compensation paid or accrued by Buckhead Community and its subsidiaries to or on behalf of Buckhead Community’s Chief Executive Officer, Chief Financial Officer and the other most highly compensated executive officers of Buckhead Community who earned over $100,000 in total compensation for 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation ($)		Total ($)
Marvin Cosgray	2006	$200,000	$0	$50,010	$0	$0	$0	$719,137	(1)	$969,145
Jesse R. Cheatham	2006	$113,750	$0	$0	$0	$0	$0	$2,844	(2)	$116,594
Louis J. Douglass, III	2006	$152,500	$0	$0	$0	$0	$0	$6,636	(3)	$159,136

(1)

Mr. Cosgray’s other compensation includes $703,323 value realized on the exercise of options in 2006, as well as perquisites of a 401(k) match totaling $4,900 and reimbursement for the depreciation of an automobile totaling $10,914.

(2)	Mr. Cheatham’s other compensation includes a 401(k) match totaling $2,844.
(3)	Mr. Douglass’ other compensation includes a 401(k) match totaling $6,636.

Employment Agreements and Understandings

Buckhead Community currently has employment agreements with Mr. Cosgray and Mr. Douglass. These agreements provide for the payment of a base salary to each executive, and provide for participation in all company benefit programs including, but not limited to, health, accident, life, and long-term disability insurance, as well as participation in Buckhead Community’s 401(k) plan. These employment agreements also provide for payments to Messrs. Cosgray and Douglass in the event their respective employments are terminated under certain circumstances. See “- Potential Payments Upon Termination or Change-in-Control” below for a detailed description of such potential payments.

2006 and 2007 Base Salary

The board of directors of Buckhead Community has established the following base salary levels for the Named Executive Officers:

Name	2006 Annual Base Salary	2007 Annual Base Salary
Marvin Cosgray	$200,000	$225,000
Jesse R. Cheatham	$113,750	$140,000
Louis J. Douglass, III	$152,500	$160,000	(1)

(1)

Mr. Douglass’ base salary is subject to an annual review on July 1 of each year. The 2007 base salary figure for Mr. Douglass included in this table reflects an annualized projection based upon Mr. Douglass’ salary prior to such review. Mr. Douglass’ salary may be increased as a result of this July 1, 2007 review, and in such instance the salary payments received by Mr. Douglass in 2007 would be more than the 2007 base salary figure included in this table.

2006 Grants of Plan-Based Awards

No plan-based awards were granted to the Named Executive Officers for the fiscal year ended December 31, 2006.

Outstanding Equity Awards at 2006 Fiscal Year End Table

The following table sets forth information at December 31, 2006, concerning outstanding awards previously granted to the Named Executive Officers.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Marvin Cosgray	—	—	3,000	$67,500
Jesse R. Cheatham	—	—	—	—
Louis J. Douglass, III	—	—	—	—

In 2006, Mr. Cosgray was given an award of 3,000 shares of Buckhead Community restricted stock. These 3,000 shares are subject to a 4-year vesting schedule, with 25% of the award vesting on each anniversary of the grant for the four years subsequent to the grant date. As of December 31, 2006, none of these shares had vested. As of the date of this proxy statement-prospectus, 750 shares of Mr. Cosgray’s restricted stock award have vested. Should Mr. Cosgray’s employment be terminated for reasons other than death, disability, retirement after reaching age 65, or pursuant to a change-in-control, all unvested restricted stock will be forfeited. If Mr. Cosgray is terminated for any of the forgoing reasons, the then-unvested portion of Mr. Cosgray’s restricted stock will fully vest.

Messrs. Cosgray, Cheatham and Douglass each received a restricted stock award of 3,822 shares, 2,000 shares and 2,000 shares, respectively, in the first quarter of 2007. These awards are subject to substantially similar terms and conditions, and are also subject to four-year vesting schedules. None of the shares of restricted stock awarded in 2007 have yet vested.

Messrs. Cheatham and Douglass each received an award of options to purchase 667 shares of common stock in the first quarter of 2007. These options are subject to a three-year vesting schedule, with 33.3% of the award vesting on each anniversary of the grant for the three years subsequent to the grant date. None of the options awarded in 2007 have yet vested.

2006 Option Exercises and Stock Vested

The following table sets forth information at December 31, 2006, concerning options exercised by and stock awards vested for the Named Executive Officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Marvin Cosgray	51,300	$703,323	—	—
Jesse R. Cheatham	—	—	—	—
Louis J. Douglass, III	—	—	—	—

Potential Payments upon Termination or Change-in-Control

The discussion and tables below reflect the amount of compensation to each of the Named Executive Officers of Buckhead Community in the event of termination of such Named Executive Officer’s employment. The amounts shown assume a termination date of December 31, 2006; such amounts are estimates. Amounts do not include compensation and benefits available to all of Buckhead Community’s employees.

Buckhead Community and/or The Buckhead Community Bank have entered into separate employment arrangements with each of the Named Executive Officers. Summaries of these agreements are provided following the Summary Compensation Table, and payments upon termination or change-in-control are specified in this section. All calculations involving the value of Buckhead Community common stock assume a value of $25.00 per share, which is the per share value of Buckhead Community common stock for the purpose of the merger.

	Termination for Cause	Voluntary Termination	Termination for Good Reason or Without Cause	Normal Retirement	Change-in-Control	Death or Disability
Marvin Cosgray
Salary	—	—	$200,000	—	$200,000	—
Value of Unvested Restricted Stock	—	—	$50,010	$50,010	$50,010	$50,010
Total	—	—	$250,010	$50,010	$250,010	$50,010

Louis J. Douglass, III
Salary	—	—	$152,500	—	$152,500	—
Medical Insurance	—	—	$2,776	—	$2,776	—
Other Insurance(1)	—	—	$312	—	$312	—
Total	—	—	$155,588	—	$155,588	—

(1)	Mr. Douglass’ other insurance includes the payment of premiums for life, accidental death and dismemberment, dependant life, and long term disability insurance coverage for one year.

Marvin Cosgray. If Mr. Cosgray’s employment is terminated for reasons other than death, disability, for cause, and resignation, Buckhead Community shall pay Mr. Cosgray his base salary for a period of 12 months after the date of termination in equal monthly installments. As of December 31, 2006, Mr. Cosgray’s base annual salary was $200,000. Such payments are conditioned upon Mr. Cosgray providing his best efforts, in good faith, in assisting Buckhead Community in locating his replacement, in assisting his replacement with the transition caused by the termination of his employment, and such other reasonable assistance as such replacement may request. If Mr. Cosgray is terminated for any reason, Buckhead Community will repurchase his stock ownership at the same price that Mr. Cosgray paid for the stock. If Mr. Cosgray’s agreement is terminated for cause, he is entitled to receive only unpaid and accrued salary through the date of termination, and Buckhead Community will repurchase his equity interest, including stock options, for a price equal to his initial basis in such shares.

Mr. Cosgray also received restricted stock awards as part of his compensation in 2006. Should Mr. Cosgray’s employment be terminated for reasons other than death, disability, retirement after reaching age 65, or pursuant to a change-in-control, all unvested restricted stock will be forfeited. If Mr. Cosgray is terminated for any of the forgoing reasons, the then-unvested portion of Mr. Cosgray’s restricted stock will fully vest.

Louis J. Douglass, III. Mr. Douglass’ contract is effective for the three years from 2004 through 2007 and will automatically renew unless either party notifies the other 30 days in advance. If employment is terminated for reasons other than death, disability, for cause, or through voluntary termination by Mr. Douglass or Mr. Douglass’ reaching of normal retirement age, Mr. Douglass is entitled to severance compensation equal to his then current annual salary, payable in a lump sum or in 12 equal monthly installments, at Mr. Douglass’ discretion. As of December 31, 2006, Mr. Douglass’ base annual salary was $152,500. In addition, in the event of termination for reasons other than those listed above, all stock options held by Mr. Douglass shall become fully vested. The Buckhead Community Bank will continue to pay for Mr. Douglass’ life insurance, disability, medical, dental, and other benefits for a period not to exceed 90 days. If a Change In Control were to occur, Mr. Douglass’ contract allows him to terminate his employment within 90 days of the Change In Control or annually upon the anniversary date of the contract and receive the same termination severance benefits that have been previously described.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders(1)	65,197	$5.95	800,000
Equity compensation plans not approved by security holders	—	—	—

Total	65,197	$5.95	800,000

(1)

The only plan is Buckhead Community’s Stock Incentive Plan, as amended, which was approved by shareholders in 1999. At Buckhead Community’s 2007 annual meeting, its shareholders voted to increase the shares available for issuance pursuant to the Stock Incentive Plan by 800,000 shares.

Material Contacts With Allied.

In early June, 2007, a director of Allied, Brent H. Baker, expressed the desire to sell 29,900 of his 30,000 shares of Allied common stock. Mr. Baker is required by banking regulators to hold at least 100 shares of Allied common stock while serving as a director of FNB Forsyth. Mr. Baker also holds warrants for 30,000 shares of Allied common stock, each with an exercise price of $10.00 per share. As a condition of the merger agreement, Mr. Baker is party to an Affiliate Agreement with Buckhead Community that, among other things, prevents the transfer of his Allied stock without the prior written consent of Buckhead Community. See “The Merger Agreement - Affiliate Agreements,” at page 52. Mr. Baker’s 30,000 shares represented approximately 1.96% of the issued and outstanding common stock of Allied.

On June 15, 2007, Mr. Baker and Buckhead Community came to an agreement, whereby two directors of Buckhead Community, Messrs. Allman and Margeson, would purchase Mr. Baker’s stock; Buckhead Community provided written consent to this transfer. On June 21, 2007, Mr. Allman and Mr. Margeson each purchased 14,950 of Mr. Baker’s shares at $30.00 cash per share, for a total of $448,500 each. Messrs. Allman and Margeson each currently own approximately 1.0% of Allied’s issued and outstanding stock. Both Mr. Allman and Mr. Margeson intend to vote their shares “for” the merger.

Buckhead Community is not a party to any other past, present or proposed material contract, arrangement, understanding, relationship, negotiation or transaction with Allied or any Allied affiliate for the periods for which financial information has been provided in this proxy statement-prospectus, except such contacts incident to the proposed merger and associated transactions described elsewhere in this proxy statement-prospectus. Buckhead Community is not aware of any material contacts between its affiliates and Allied or affiliates of Allied other than those described above.

Related Party Transactions

Buckhead Community and its subsidiary The Buckhead Community Bank have banking and other business transactions in the ordinary course of business with directors and officers of Buckhead Community and The Buckhead Community Bank and their affiliates, including members of their families, corporations, partnerships or other organizations in which such directors and officers have a controlling interest. These transactions take place on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated parties.

Buckhead Community recognizes that related party transactions can present potential or actual conflicts of interest and create the appearance that Buckhead Community’s decisions are based on considerations other than Buckhead Community’s and its shareholders’ best interests. Therefore, Buckhead Community and The Buckhead Community Bank’s boards of directors have adopted the following policies and procedures with respect to related party transactions.

For the purpose of the policy, a “related party transaction” is a transaction in which Buckhead Community or The Buckhead Community Bank participates and in which any related party has a direct or indirect material interest, other than transactions available to all employees or customers generally.

Under the policy, any related party transaction must be reported to the board of directors and may be consummated or may continue only (i) if the board of directors approves or ratifies such transaction and if the transaction is on terms comparable to those that could be obtained in arms’-length dealings with an unrelated third party, (ii) if the transaction involves compensation that has been approved by compensation committee, or (iii) if the transaction has been approved by the disinterested members of the board of directors. The audit committee may approve or ratify the related party transaction only if the committee determines that, under all of the circumstances, the transaction is in the best interests of Buckhead Community.

From time to time, The Buckhead Community Bank will make loans to the directors and officers of Buckhead Community and The Buckhead Community Bank and their affiliates. None of these loans are currently nonaccrual, past due, restructured or potential problem loans. All such loans were: (i) made in the ordinary course of business; (ii) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Buckhead Community or The Buckhead Community Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

The Buckhead Community Bank has employed certain employees who are related to Buckhead Community’s Executive Officers and/or Directors. These individuals are compensated consistent with the policies of The Buckhead Community Bank that apply to all employees.

Supervision and Regulation

Both Buckhead Community and The Buckhead Community Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to them.

Buckhead Community Bancorp, Inc.

Because Buckhead Community owns all of the capital stock of The Buckhead Community Bank, it is a bank holding company under the BHCA. As a result, it is primarily subject to the supervision, examination and reporting requirements of the BHCA and the regulations of the Federal Reserve. As a bank holding company located in Georgia, the GDBF also regulates and monitors all significant aspects of the company’s operations.

Acquisitions of Banks. The BHCA requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•

acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the BHCA, if adequately capitalized and adequately managed, Buckhead Community, as well as any other such banks located within Georgia, may purchase a bank located outside of Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Georgia may purchase a bank located inside Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years. Because the bank has been chartered for more than three years, this limitation would not limit Buckhead Community’s ability to sell.

Change in Bank Control. Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Following this transaction, Buckhead Community’s common stock will be registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the BHCA, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, the Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the BHCA by permitting a bank holding company to qualify and elect to become a financial holding company. Under the regulations implementing the Gramm-Leach-Bliley Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

On December 18, 2006, the SEC and the Federal Reserve issued joint proposed rules, which would implement the “broker” exception for banks under Section 3(a)(4) of the Exchange Act of 1934 and would be adopted as part of the Gramm-Leach-Bliley Act. The proposed rules would implement the statutory exceptions that allow a bank, subject to certain conditions, to continue to conduct securities transactions for the Bank’s customers as part of its trust and fiduciary, custodial and deposit “sweep” functions, and to refer customers to a securities broker-dealer pursuant to a networking arrangement with the broker-dealer.

To qualify to become a financial holding company, any subsidiary bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we would be required to file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. While Buckhead Community meets the qualification standards applicable to financial holding companies, it has not elected to become a financial holding company at this time.

Support of Subsidiary Institution. Under Federal Reserve policy, Buckhead Community is expected to act as a source of financial strength and commit resources to support The Buckhead Community Bank. This support may be required at times when, without this Federal Reserve policy, the company might not be inclined to provide it. Accordingly, in connection with the formation of the bank holding company Buckhead Community made a commitment to the Federal Reserve not to incur any debt without its approval. In addition, any capital loans made by the company to The Buckhead Community Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of the company’s bankruptcy, any commitment given to a federal bank regulatory agency to maintain the capital of The Buckhead Community Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Buckhead Community Bank

Because The Buckhead Community Bank is a commercial bank chartered under the laws of the State of Georgia, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the GDBF. The FDIC and GDBF regularly examine the bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the bank’s deposits are insured by the FDIC to the maximum extent provided by law. The Buckhead Community Bank is also subject to numerous state and federal statutes and regulations that affect our business, activities and operations.

Branching. Under current Georgia law, Buckhead Community may open branch offices throughout Georgia with the prior approval of the GDBF. In addition, with prior regulatory approval, it may acquire branches of existing banks located in Georgia. The Buckhead Community Bank and any other national or state-chartered bank generally may branch across state lines only if allowed by the applicable states’ laws. Georgia law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision.

Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects Buckhead Community from an important segment of potential competition. However, because Georgia has elected not to opt-in, Buckhead Community’s ability to establish a new start-up branch in another state is limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way Buckhead Community will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories in which all institutions are placed: (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized and (5) critically undercapitalized. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories. As of December 31, 2006, The Buckhead Community Bank qualified for the well-capitalized category.

Federal banking regulators are required to take some mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is assigned to any of the “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized” categories is required to submit an acceptable capital restoration plan to its appropriate federal banking regulators. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assesses higher rates on those institutions that pose greater risks to the Deposit Insurance Fund (the “DIF”). The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Within the lower risk category, Risk Category I, rates will vary based on each institution’s CAMELS component ratings, certain financial ratios, and long-term debt issuer ratings.

Capital group assignments are made quarterly and an institution is assigned to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal banking regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 5 to 43 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. Institutions that are well capitalized will be charged a rate between 5 and 7 cents per $100 of deposits.

In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.22 cents per $100 of deposits for the first quarter of 2007.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulators shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on The Buckhead Community Bank. Additionally, The Buckhead Community Bank must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Allowance for Loan and Lease Losses. The Allowance for Loan and Lease Losses (the “ALLL”) represents one of the most significant estimates in The Buckhead Community Bank’s financial statements and regulatory reports. Because of its significance, The Buckhead Community Bank has developed a system by which it develops, maintains and documents a comprehensive, systematic and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. The Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with GAAP, the bank’s stated policies and procedures, management’s best judgment and relevant supervisory guidance. Consistent with supervisory guidance, The Buckhead Community Bank maintains a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The Buckhead Community Bank’s estimate of credit losses reflects consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. See, “Management’s Discussion and Analysis of Buckhead Community—Critical Accounting Policies – Allowance for Loan Losses,” at page 107.

Commercial Real Estate Lending. The Buckhead Community Bank’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land represent 100% or more of the institutions total capital, or

•

total commercial real estate loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations will be subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•

Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended by the Servicemembers Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

•

Talent Amendment in the 2007 Defense Authorization Act, establishing a 36% annual percentage rate ceiling, which includes a variety of charges including late fees, for consumer loans to military service members and their dependents; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the bank are subject to federal laws applicable to depository accounts, such as the:

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

Buckhead Community and The Buckhead Community Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of Buckhead Community, and the FDIC, in the case of The Buckhead Community Bank.

The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2006, Buckhead Community’s ratio of total capital to risk-weighted assets was 10.77% and Buckhead Community’s ratio of Tier 1 Capital to risk-weighted assets was 9.75%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2006, Buckhead Community’s Tier 1 leverage ratio was 8.18%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank and a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See, “The Buckhead Community Bank—Prompt Corrective Action” above.

Payment of Dividends

Buckhead Community Bancorp, Inc. is a legal entity separate and distinct from The Buckhead Community Bank. The principal sources of its cash flow, including cash flow to pay dividends to its shareholders, are dividends that are received from the bank. Statutory and regulatory limitations apply to the payment of dividends by a subsidiary bank to its bank holding company. These same limitations apply to a bank holding company’s payment of dividends to its shareholders. Our payment of dividends may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

The Buckhead Community Bank is required to obtain prior approval of the GDBF if the total of all dividends it declares any year exceeds 50% of its net income for the prior year. The payment of dividends by Buckhead Community and The Buckhead Community Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

If, in the opinion of the federal banking regulator, The Buckhead Community Bank was engaged in or about to engage in unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that The Buckhead Community Bank stop or refrain from engaging in the practice it considers unsafe or unsound. The federal banking regulators have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal banking regulators have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

In 2006, Buckhead Community declared no dividends. The company has not declared a dividend since its inception and does not expect to do so in the foreseeable future. Instead, Buckhead Community anticipates that all of its earnings, if any, will be used for working capital, to support its operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of Buckhead Community’s board of directors and will depend on many of the statutory and regulatory factors mentioned above.

Restrictions on Transactions with Affiliates

Buckhead Community Financial Group and The Buckhead Community Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Buckhead Community must also comply with other provisions designed to avoid the taking of low-quality assets.

Buckhead Community is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Buckhead Community is subject to restrictions on extensions of credit to our executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the “FCRA Amendments”) became effective in 2004.

The FCRA Amendments include, among other things:

•

requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•

for entities that furnish information to consumer reporting agencies (which would include The Buckhead Community Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. Because no affiliate of Buckhead Community is currently sharing consumer information with any other affiliate of Buckhead Community for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

Buckhead Community and The Buckhead Community Bank are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. Buckhead Community and The Buckhead Community Bank have established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise have implemented policies and procedures to comply with the foregoing rules.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (the “FDIRA”). Among other things, FDIRA changes the federal deposit insurance system by:

•	raising the coverage level for qualifying retirement accounts to $250,000, subject to future indexing;

•

the FDIC and the National Credit Union Administration are authorized to index deposit insurance coverage for inflation, for standard accounts and qualifying retirement accounts, every five years beginning April 1, 2007;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Financial Services Regulatory Relief Act

President Bush signed the Financial Services Regulatory Relief Act of 2006 (“Regulatory Relief Act”) into law on October 13, 2006. The Regulatory Relief Act repeals certain reporting requirements regarding loans to bank executive officers and principal shareholders. These changes have eliminated the statutory requirements for (1) the report to the board of directors when an executive officer becomes indebted to another institution in an aggregate amount that is greater than the officer would receive from his or her own institution; (2) the report filed by the institution that listed all credits made to executive officers since the previous report of condition; and (3) the report to the board of directors that is required when an executive officer or a principal shareholder become indebted to a correspondent bank.

The Regulatory Relief Act increased the size of a bank eligible for 18-month (rather than annual) examinations from $250 million to $500 million. The Regulatory Relief Act amends the privacy rules of Gramm-Leach-Bliley to clarify that CPA’s are not required to notify their customers of privacy and disclosure policies as long as they are subject to state law restraints on disclosure of non-public personal information without customer approval. Finally, the Regulatory Relief Act requires that the federal banking regulators develop model privacy notice forms, and banks adopting the model forms will be afforded a regulatory safe harbor under the disclosure requirements of Gramm-Leach-Bliley.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. Buckhead Community cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which its business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Buckhead Community’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the results of operations of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Buckhead Community cannot predict the nature or impact of future changes in monetary and fiscal policies.

INFORMATION ABOUT ALLIED

General

Allied was incorporated as a Georgia business corporation for the purpose of becoming a bank holding company by acquiring all of the common stock of First National Bank of Forsyth County (“FNB Forsyth”), Cumming, Georgia upon its formation. Allied filed applications to the Federal Reserve and the GDBF for prior approval to become a bank holding company. Allied received Federal Reserve approval on February 27, 2004, and GDBF approval on February 24, 2004. The Company became a bank holding company within the meaning of the federal Bank Holding Company Act and the Georgia bank holding company law upon the acquisition of all of the common stock of FNB Forsyth, which occurred in April, 2004.

FNB Forsyth is the sole operating subsidiary of Allied. On November 20, 2003, FNB Forsyth received conditional approval from the OCC of its charter application to establish a new national bank in Forsyth and Hall Counties. The OCC issued the bank a permit to begin business in April, 2004, and FNB Forsyth opened for business on April 5, 2004 in a temporary office located next to the site where the permanent main office facility was constructed at 1700 Market Place Boulevard, Cumming, Forsyth County, Georgia. The permanent facility opened for business on December 13, 2004. A full-service branch office located at 311 Green Street in Gainesville, Hall County, Georgia opened for business on April 12, 2004. The Hall County branch operates under the trade name “First National Bank of Hall County.” The deposits at FNB Forsyth are insured by the Federal Deposit Insurance Corporation effective April 2004.

In October, 2003, Allied registered 1,500,000 shares of its common stock with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement became effective on December 17, 2003, and the holding company began its stock offering a few days later. The stock offering was completed in April, 2004 and the shares were issued as of April 5, 2004. 1,500,000 shares were sold in the offering raising total capital of $15,000,000.

FNB Forsyth provides a full range of personalized banking services to customers within its primary market area of Forsyth and Hall counties and surrounding counties. FNB Forsyth seeks to offer personal service while providing customers with the financial sophistication and products typically offered by larger banks. FNB Forsyth emphasizes lending services to small-to-medium sized business, and consumers and a broad array of deposit products and services to businesses and consumers.

FNB Forsyth offers a full range of deposit services that are typically available from financial institutions. FNB Forsyth offers personal and business checking accounts, interest-bearing checking accounts, savings accounts, money market deposit accounts and various types of certificates of deposit. FNB Forsyth also offers installment loans, real estate loans, second mortgage loans, commercial loans and home equity lines of credit. In addition, FNB Forsyth provides such services as official bank checks and money orders, credit cards, safe deposit boxes, traveler’s checks, bank by mail, direct deposit of payroll and social security checks, and U. S. Savings Bonds. All deposit accounts are insured by the FDIC up to the maximum amount currently permitted by law.

At December 31, 2006, Allied had total consolidated assets of approximately $191 million, total consolidated deposits of approximately $168 million, total consolidated loans of approximately $163 million, and consolidated shareholders’ equity of approximately $16 million. Allied had net income for the year ended December 31, 2006 of $1,911,077, or $1.13 per diluted share, compared to $798,255 or $.51 per diluted share for the year ended December 31, 2005.

Business and Properties

Allied Bancshares, Inc. was incorporated on June 4, 2003 to organize and serve as the bank holding company for First National Bank of Forsyth County. After receiving all regulatory approvals, Allied capitalized FNB Forsyth in return for all its outstanding stock. FNB Forsyth opened for business on April 5, 2004. FNB Forsyth is the sole subsidiary of Allied.

FNB Forsyth is chartered as a national bank and conducts business from two full service locations. FNB Forsyth opened for business in a temporary office located next to the site where the permanent main office facility was constructed at 1700 Market Place Boulevard, Cumming, Forsyth County, Georgia. The permanent facility opened for business on December 13, 2004. A full-service branch office located at 311 Green Street in Gainesville, Hall County, Georgia opened for business on April 12, 2004. The Hall County branch operates under the trade name “First National Bank of Hall County.”

FNB Forsyth provides a full range of personalized banking services to customers within its primary market area of Forsyth and Hall counties and surrounding counties. FNB Forsyth seeks to offer personal service while providing customers with the financial sophistication and products typically offered by larger banks. FNB Forsyth emphasizes lending services to small-to-medium sized businesses, and consumers and a broad array of deposit products and services to businesses and consumers.

FNB Forsyth’s main office facility is a two-story building consisting of 10,000 square feet located on a 1.34 acre tract of land at 1700 Market Place Boulevard, Cumming, Forsyth County, Georgia, near the intersection of Georgia Highway 400 and Georgia Route 20. FNB Forsyth owns the land and building and is the only occupant. The property has three drive-up windows and an automated teller machine. Under a lease FNB Forsyth occupies a second full service branch facility located at 311 Green Street in Gainesville, Hall County, Georgia, near the downtown business district. The facility is leased for a 3-year term ending on February 29, 2010. It consists of 5,778 usable square feet on the first floor of a five story building. The branch has two drive-up windows and an automated teller machine. In the opinion of management, all properties including improvements and furnishings are adequately insured.

Lending Activities and Business of FNB Forsyth

The primary sources of income for FNB Forsyth are interest and fees collected on loans and to a lesser extent, interest and dividends collected on other investments. The main expenses of FNB Forsyth include interest paid on deposit accounts, employee compensation, occupancy and equipment expenses, office expenses, and other overhead expenses.

FNB Forsyth’s lending business consists of loan originations primarily secured by single and multi-family real estate, residential construction, and owner-occupied commercial buildings. It also lends to residential contractors and developers in its market areas. It attempts to obtain a security interest in real estate whenever possible. As of December 31, 2006 approximately 93% of its loan portfolio was secured by real estate. In addition, it makes loans to small and medium-sized commercial businesses and to consumers for a variety of purposes. FNB Forsyth’s loan portfolio at December 31, 2006, totaled $162.8 million and was comprised as follows:

(Dollars in thousands)	Amount	Percentage of Portfolio
Real estate—mortgage	$86,767	53.3%
Real estate—construction	64,117	39.4
Commercial	4,605	2.8
Consumer and other	7,352	4.5

Total	$162,841	100.0%

FNB Forsyth’s Board of Directors establishes and periodically reviews lending policies and procedures. There are regulatory restrictions on the dollar mount of loans available for each lending relationship. National banking regulations provide that no loan relationship may exceed 15% of the sum of FNB Forsyth’s Tier 1 capital plus the Allowance for Loan Losses. FNB Forsyth sells participation interests in loans to other banks primarily when a loan exceeds FNB Forsyth’s legal lending limit.

FNB Forsyth has a continuous loan review procedure involving multiple officers of FNB Forsyth which is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans and reviewing those loans on a periodic basis, the frequency of which increases as the quality of the loan deteriorates.

FNB Forsyth offers a variety of deposit programs to individuals and to small to medium-sized businesses and other organizations at interest rates generally consistent with local market conditions. FNB Forsyth is authorized to accept and pay interest on deposits from individuals, corporations, partnerships and any other type of legal entity, including fiduciaries, such as private trusts. Deposits are insured by the FDIC in an amount up to $100,000 in non-retirement accounts.

Under the FDIC’s new rules that became effective April 1, 2006, up to $250,000 in insurance is provided for the deposits a consumer has in a variety of retirement accounts, primarily traditional and Roth IRAs, at one insured institution.

Deposits totaled $168 million at December 31, 2006. The following table sets forth the mix of depository accounts of FNB Forsyth as a percentage of total deposits at December 31, 2006:

(Dollars in thousands)	Amount	Percentage of Portfolio
Non-interest bearing demand	$16,029	9.5%
Interest-bearing demand	17,625	10.5%
Saving	5,708	3.4%
Time deposits	129,011	76.6%

Total	$168,374	100.0%

FNB Forsyth primarily serves the residents of Cumming and Forsyth County and Gainesville and Hall County, which is adjacent to Forsyth County. Forsyth County has grown approximately 51.0% from 2000 through 2005 according to U. S. Census Bureau statistics. The number of residents in Forsyth County in 2000 was approximately 98,400 persons. The number of residents in Forsyth County had grown to nearly 148,400 by 2005. Cumming and Forsyth County have a diverse economy, including retail, manufacturing, service and agricultural industries. Cumming also serves as the county seat for Forsyth County, Georgia, with a significant number of residents employed in government. Cumming, located approximately 40 miles north of Atlanta, Georgia and 23 miles southwest of Gainesville, Georgia, is situated in the center of the development corridor extending north from Atlanta between Interstate 75 and Interstate 85.

Hall County has grown approximately 21% from the year 2000 through 2005 according to U. S. Census Bureau statistics. The number of residents in Hall County in 2000 was approximately 139,300 persons. The number of residents in Hall County had grown to nearly 168,000 by 2006. Gainesville and Hall County have a diverse economy, including retail, manufacturing, service and agricultural industries. Gainesville also serves as the county seat for Hall County, Georgia, with a significant number of residents employed in government. Gainesville, located approximately 50 miles northeast of Atlanta, Georgia and 23 miles northeast of Cumming, Georgia, is situated on Interstate 985 which connects to Interstate 85 north of Atlanta. Although FNB Forsyth operates primarily in Forsyth and Hall counties, FNB Forsyth is active in the adjacent counties of Gwinnett, Cherokee and Dawson.

FNB Forsyth is a member of a network of automated teller machines, which permits FNB Forsyth’s customers to perform certain transactions throughout the country.

FNB Forsyth has correspondent relationships with The Bankers Bank, Atlanta, Georgia and First American Bank, Birmingham, Alabama. The correspondent banks provide certain services to FNB Forsyth, such as investing its excess funds, handling money fund transfers, providing safekeeping of investment securities and furnishing investment management advice on FNB Forsyth’s securities portfolio. The data processing work of FNB Forsyth is processed by Fiserv Solutions, Inc. of Norcross, Georgia.

Allied may engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. While Allied has no present plans to engage in any other business activities, management may, from time to time, study the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.

Deposits

Checking, savings, money market accounts, and certificates of deposit are the primary sources of funds for investing in loans and securities. Most deposits are obtained from individuals and businesses in FNB Forsyth’s market areas. In addition, FNB Forsyth accepts brokered deposits which are funds obtained from depositors outside FNB Forsyth’s primary market area through third parties generally at a lower cost than funds of similar maturities can be obtained locally. FNB Forsyth solicits deposits by offering depositors competitive interest rates not significantly above rates paid by other competitors. It also offers a variety of other traditional banking services to its customers, including drive-up and night depository facilities, 24-hour automated teller machines, and telephone banking. During 2006 internet banking was available for FNB Forsyth’s customers to use for their online balance inquiry, reviewing transaction history, transferring among accounts, and bill paying.

Market Area and Competition

FNB Forsyth competes with local as well as with regional financial institutions in its markets. In addition, FNB Forsyth competes with credit unions and other finance companies. The banking business continues to be competitive in the Forsyth and Hall county markets. The banking industry continues to experience increased competition for deposits from brokerage firms and money market mutual funds.

As a whole, the banking industry in Georgia is highly competitive. FNB Forsyth competes with institutions, some of which have much greater financial resources and which may be able to offer more services to their customers. In recent years, competitive and economic pressures and increased customer awareness of products, services, and the availability of electronic services have forced banks to diversify their services and become more cost-effective. FNB Forsyth faces strong competition in attracting and retaining deposits and increasing loan volume.

Direct competition for deposits comes from other commercial banks, savings banks, credit unions and money market mutual funds. Interest rates, convenience, products and services, and marketing are all significant factors in the competition for deposits.

Competition for loans comes from other commercial banks, savings banks, insurance companies, consumer finance companies, credit unions and other institutional lenders. FNB Forsyth competes for loan business by offering competitive interest rates and loan fees, efficiency in closing and handling of loans, and by providing a high quality of service. Competition is affected by the availability of lendable funds, general and local economic conditions, population growth, interest rates and fees, and other factors that are not readily predictable.

Management expects that competition will intensify in the future due to statewide branching laws and the entry of additional bank and nonbank competitors in FNB Forsyth’s market area.

Securities and Short-Term Investments

After establishing necessary cash reserves and funding loans, FNB Forsyth invests its remaining liquid assets in investment securities and short term investments. FNB Forsyth invests in U.S. Agency obligations guaranteed as to principal and interest by the United States, primarily. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity, and concentration. It invests excess funds in Federal funds with correspondent banks. The sale of Federal funds amounts to a short-term loan from FNB Forsyth to another bank. FNB Forsyth also deposits excess funds in interest bearing accounts in other banks which provide daily liquidity.

Asset and Liability Management

FNB Forsyth’s objective is to manage its assets and liabilities to provide a satisfactory and consistent level of profitability within the framework of established cash, loan, securities, borrowing and capital policies. Certain officers are charged with the responsibility for developing and monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through the growth of deposits obtained directly from individuals and businesses or through third parties. Management invests the largest portion of FNB Forsyth’s assets in variable rate loans so that the repricing of earning assets is matched against the repricing of deposits to minimize the impact of substantial movements in interest rates on FNB Forsyth’s earnings.

Employees

As of December 31, 2006, FNB Forsyth had 26 full-time employees. FNB Forsyth is not a party to any collective bargaining agreement and, in the opinion of management, FNB Forsyth enjoys a satisfactory relationship with employees. Allied does not have any employees who are not also employees of FNB Forsyth.

Legal Proceedings

There are no material pending legal proceedings to which Allied or FNB Forsyth is a party or of which any of their properties are subject, nor are there material proceedings known to the Allied or FNB Forsyth to be contemplated by any governmental authority. Additionally, Allied and FNB Forsyth are unaware of any material proceedings, pending or contemplated, in which any existing or proposed director, officer or affiliate, or any principal security holder of the Allied or FNB Forsyth or any associate of any of the foregoing, is a party or has an interest adverse to Allied or FNB Forsyth.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on accounting and financial disclosure.

Market Prices of and Dividends Declared on Allied Common Stock

Allied completed its initial public offering of its common stock on April 5, 2004. Shares of Allied stock were sold at $10.00 per share in the initial public offering. No market for Allied common stock currently exists, nor is one expected to develop. As a result, investors who wish to dispose of any or all of their common stock may be unable to do so, except in private, directly negotiated sales. The last reported sale price of Allied’s common stock on June 21, 2007 was $30.00 per share, and additional information available to management regarding the quarterly trading prices for the Allied common stock is provided below. For quarters where there were no sales of Allied common stock, neither high nor low prices are given. As of October 4, 2007, Allied had 1,535,700 shares of common stock outstanding and approximately 585 shareholders of record.

	High	Low
2007
Fourth Quarter (through October 4)	—	—
Third Quarter	—	—
Second Quarter	$30.00	$30.00
First Quarter	—	—

2006
Fourth Quarter	$—	$—
Third Quarter	20.00	19.00
Second Quarter	18.50	18.00
First Quarter	18.00	17.50

2005
Fourth Quarter	$17.50	$15.00
Third Quarter	16.50	14.00
Second Quarter	12.00	12.00
First Quarter	12.50	10.00

2004
Fourth Quarter	$12.00	$12.00

The holders of Allied common stock receive dividends if and when declared by the Allied board of directors out of legally available funds. However, Allied has paid no dividends on its common stock since its organization. The principal source of Allied cash flow, including cash flow to pay dividends to its shareholders, stems from dividends that FNB Forsyth pays to Allied as its sole shareholder. Statutory and regulatory limitations, as well as other factors that their board of directors deems relevant, apply to FNB Forsyth’s payment of dividends to the Allied, as well as to Allied’s payment of dividends to its shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company’s only outstanding class of securities, common stock, $.10 par value, held by the current directors, named executive officers, and directors and executive officers as a group, as of October 4, 2007.

Name and Address of Beneficial Owner	Position with Allied	Amount and Nature of Beneficial Ownership		Percentage Ownership(1)
Andrew K. Walker Suwanee, GA 30024	Director; President and C.E.O	107,857	(2)	6.77%

Carl E. Hansson Flowery Branch, GA 30542	Chairman; Director	81,714	(3)	5.18%

Peter L. Gatti Cumming, GA 30040	Director	85,714	(4)	5.43%

Jim P. Meadows Highlands, NC 28741	Director	93,107	(5)	5.90%

Jackson P. Turner Dalton, GA 30720	Director	85,614	(6)	5.42%

Brent H. Baker, Sr. Cumming, GA 30040	Director	30,100	(7)	1.92%

John S. (Trip) Martin, III Atlanta, Georgia 30334	Director	85,964	(8)	5.45%

Charles Y. Allgood Dalton, Georgia 30720	Director	100		*

Sam R. Story, III Cumming, GA 30040	Director; Executive Vice President	14,500	(9)	0.94%

Richard E. Bell, Gainesville, GA 30504	Director; Vice President; Corporate Secretary	42,000		2.73%
All Directors and Officers as a Group(10)		627,670		34.15%

*	less than 0.01%.
(1)

The calculation of the percentage ownership of each individual is based in each case on 1,535,700 actual outstanding shares of Allied common stock, plus the number of shares subject to exercisable options and/or warrants held by the particular individual as if such shares are outstanding.

The calculation of the percentage ownership of the group is based upon 1,837,842 shares deemed to be outstanding. These deemed outstanding shares include 1,535,700 shares of common stock actually outstanding, 287,142 exercisable warrants and 15,000 exercisable stock options at August 15, 2007.

(2)	Includes 42,857 exercisable warrants and 15,000 exercisable stock options.
(3)	Includes 42,857 exercisable warrants.
(4)	Includes 42,857 exercisable warrants and 1,000 shares held as custodian for his minor children.

(5)	Includes 42,857 exercisable warrants.
(6)	Includes 42,857 exercisable warrants.
(7)	Includes 30,000 exercisable warrants.
(8)	Includes 42,857 exercisable warrants and 250 shares held as custodian for his minor children.
(9)	includes 500 shares owned jointly with his mother and sister.
(11)	These figures are different from the sum of the individual percentages because of rounding.

The following table sets forth the beneficial owners of Allied’s only outstanding class of securities, common stock, $.10 par value, who to Allied’s knowledge owned beneficially more than 5% of Allied’s outstanding common stock as of October 4, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Ownership(1)
Daniel B. Cowart Norcross, GA 30092	85,000	5.53%

Andrew K. Walker Suwanee, GA 30024	107,857(2)	6.77%

Carl E. Hansson Flowery Branch, GA 30542	81,714(3)	5.18%

Peter L. Gatti Cumming, GA 30040	86,714(4)	5.43%

Jim P. Meadows Highlands, NC 28741	93,107(5)	5.90%

Jackson P. Turner Dalton, GA 30720	85,614(6)	5.42%

John S. (Trip) Martin, III Atlanta, GA 30334	85,964(7)	5.45%

(1)

The calculation of the percentage ownership of each individual is based in each case on 1,535,700 actual outstanding shares of Allied common stock, plus the number of shares subject to exercisable options and/or warrants held by the particular individual as if such shares are outstanding.

(2)	Includes 42,857 exercisable warrants and 15,000 exercisable stock options.
(3)	Includes 42,857 exercisable warrants.
(4)	Includes 42,857 exercisable warrants and 1,000 shares held as custodian for his minor children.
(5)	Includes 42,857 exercisable warrants.
(6)	Includes 42,857 exercisable warrants.
(7)	Includes 42,857 exercisable warrants and 250 shares held as custodian for his minor children.

Audited Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered

Public Accounting Firm

To the Board of Directors

Allied Bancshares, Inc.

Cumming, Georgia

We have audited the consolidated balance sheets of Allied Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in stockholders’ equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia

March 14, 2007

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks	$3,314,304	2,113,778
Federal funds sold	8,728,600	10,499,671
Interest-bearing deposits in banks	—	57,941

Total cash and cash equivalents	12,042,904	12,671,390

Investment securities	10,950,863	3,911,207
Other investments	1,382,692	896,292

Total securities	12,333,555	4,807,499

Loans	162,841,323	106,793,143
Less: Allowance for loan losses	(2,035,517)	(1,374,914)

Net loans	160,805,806	105,418,229

Premises and equipment, net	3,598,746	3,636,780
Accrued interest receivable and other assets	2,050,138	1,330,330

Total assets	$190,831,149	127,864,228

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$16,029,237	8,264,905
Interest bearing demand	17,625,009	20,009,491
Savings	5,708,183	4,391,814
Time, $100,000 or more	86,197,871	54,196,335
Other time deposits	42,813,606	26,158,608

Total deposits	168,373,906	113,021,153
Other borrowings	5,000,000	—
Accrued interest payable and other liabilities	1,208,421	558,477

Total liabilities	174,582,327	113,579,630

Commitments
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,504,000 shares issued and outstanding in 2006 and 1,502,000 share issued and outstanding in 2005	150,400	150,200
Additional paid-in capital	15,053,701	14,977,897
Accumulated earnings	1,105,226	(805,851)
Accumulated other comprehensive income	(60,505)	(37,648)

Total stockholders’ equity	16,248,822	14,284,598

Total liabilities and stockholders’ equity	$190,831,149	127,864,228

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2006 and 2005

	2006	2005
Interest income:
Loans, including fees	$11,622,533	5,895,042
Interest on investment securities:
U.S. Government agency and mortgage-backed securities	364,146	104,211
State, county and municipal	45,714	—
Other investments	34,724	21,612
Interest on deposits in other banks	737	133,638
Interest on federal funds sold	668,330	234,118

Total interest income	12,736,184	6,388,621

Interest expense:
Interest bearing demand and money market	394,243	574,994
Savings	185,428	—
Time deposits	5,045,197	1,877,337
Other borrowed funds	9,175	634

Total interest expense	5,634,043	2,452,965

Net interest income	7,102,141	3,935,656
Provision for loan losses	660,603	719,616

Net interest income after provision for loan losses	6,441,538	3,216,040

Other income consisting of service charges and other fees	319,853	284,722

Other expense:
Salaries and benefits	2,305,663	2,094,107
Net occupancy and equipment expense	466,270	406,568
Other operating expenses	874,866	692,051

Total other expense	3,646,799	3,192,726

Earnings before income taxes	3,114,592	308,036
Income taxes (benefit)	1,203,515	(490,219)

Net earnings	$1,911,077	798,255

Basic earnings per share	$1.27	.53

Diluted earnings per share	$1.13	.51

Weighted average number of shares	1,502,575	1,500,521

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For The Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$150,000	14,766,668	(1,604,106)	(2,611)	13,309,951
Net earnings	—	—	798,255	—	798,255
Issuance of common stock from exercise of stock options	200	19,800	—	—	20,000
Acceleration of director warrants	—	191,429	—	—	191,429
Change in unrealized loss on securities available for sale, net of tax	—	—	—	(35,037)	(35,037)

Balance, December 31, 2005	150,200	14,977,897	(805,851)	(37,648)	14,284,598

Net earnings	—	—	1,911,077	—	1,911,077
Issuance of common stock from exercise of stock options	200	19,800	—	—	20,000
Stock based compensation	—	56,004	—	—	56,004
Change in unrealized loss on securities available for sale, net of tax	—	—	—	(22,857)	(22,857)

Balance, December 31, 2006	$150,400	15,053,701	1,105,226	(60,505)	16,248,822

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net earnings	$1,911,077	798,255
Other comprehensive loss net of tax:
Unrealized losses on investment securities available for sale:
Unrealized losses arising during the period	(36,860)	(56,512)
Income tax benefit related to unrealized losses	14,003	21,475

Other comprehensive loss	(22,857)	(35,037)

Comprehensive income	$1,888,220	763,218

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net earnings	$1,911,077	798,255
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	282,309	243,762
Stock options	56,004	191,429
Deferred taxes	(204,417)	(635,238)
Provision for loan loss	660,603	719,616
Increase in interest receivable and other assets	(501,388)	(365,360)
Increase in interest payable and other liabilities	649,943	422,524

Net cash provided by (used in) operating activities	2,854,131	1,374,988

Cash flows from investing activities:
Proceeds from maturities, calls, and paydown of securities, available for sale	1,118,109	3,078,152
Purchases of investment securities	(8,255,586)	(4,094,151)
Purchases of other investments	(486,400)	(36,000)
Net increase in loans	(56,048,180)	(54,369,322)
Purchases of equipment	(183,314)	(267,937)

Net cash used in investing activities	(63,855,371)	(55,689,258)

Cash flows from financing activities:
Net increase in deposits	55,352,754	60,296,520
Proceeds from other borrowings	5,000,000	—
Exercise of stock options	20,000	20,000

Net cash provided by financing activities	60,372,754	60,316,521

Net change in cash and cash equivalents	(628,486)	6,002,251

Cash and cash equivalents at beginning of the year	12,671,390	6,669,140

Cash and cash equivalents at end of year	$12,042,904	12,671,390

Non-cash investing and financing activities:
Change in unrealized loss on securities available for sale, net of tax	$(22,857)	(35,037)

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$5,245,712	2,207,970
Cash paid during the year for income taxes	1,199,000	6,000

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allied Bancshares, Inc. and its subsidiary bank provide a full range of banking and bank-related services to individuals and corporate customers in the Georgia counties of Forsyth and Hall and surrounding areas. The Company is subject to regulation under the BHCA. FNB Forsyth is primarily regulated by the Office of the Comptroller of the Currency and undergoes periodic examinations by this regulatory agency.

The accounting and reporting policies of Allied Bancshares, Inc. and subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the significant accounting policies.

Basis of Presentation

The consolidated financial statements include the accounts of Allied Bancshares, Inc. (“Allied”) and its wholly-owned subsidiary, First National Bank of Forsyth County (“FNB Forsyth”), collectively known as Allied. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review FNB Forsyth’s allowance for loan losses. Such agencies may require FNB Forsyth to recognize additions to the allowance based on their judgments about information available to them at the time of their examination

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities

Allied classifies its securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which Allied has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2006, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premiums and discounts on all non-callable investment securities are amortized or accreted, respectively, over the life of the related securities as adjustments to the yield. Premiums and discounts on callable investment securities is amortized or accreted, respectively, to interest income on a straight-line method over the period to the call date of the related investment. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Reserve Bank stock, Federal Home Loan Bank stock, which have no readily determinable fair value and are carried at cost.

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is funded. If the collectibility of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan’s balance. Accrual of interest is resumed if management believes a borrower’s financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount that in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review FNB Forsyth’s allowance for loan losses. Such agencies may require FNB Forsyth to recognize additions to the allowance based on judgments different than those of management.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

Premises and Equipment, continued

Depreciation expense on furniture and equipment is computed over estimated useful lives, which range from three to seven years. FNB Forsyth building is being depreciated over its estimated useful life of 40 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Earnings Per Common Share

Earnings per share has been computed based on the weighted average number of common shares outstanding during the period which totaled 1,502,575 and 1,500,521 for the years ended December 31, 2006 and 2005, respectively. The basic earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options and director warrants. The basic and dilutive earnings per share for 2006 and 2005 are as follows:

	Net Earnings	Common Shares	Per Share Amount
For the year ended December 31, 2006
Basic earnings per share	$1,911,077	1,502,575	$1.27
Effect of dilutive securities		182,372	(.14)

Diluted earnings per share	$1,911,077	1,684,947	$1.13

For the year ended December 31, 2005
Basic earnings per share	$798,255	1,500,521	$.53
Effect of dilutive securities		56,424	(.02)

Diluted earnings per share	$798,255	1,556,945	$.51

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acceleration of vesting of warrants

On July 20, 2005, Allied approved the acceleration of vesting of all outstanding unvested stock warrants with an exercise price of $10.00 per share previously awarded to its directors under Allied’s equity compensation plans. The unvested portion (191,429) of warrants to purchase an aggregate of 287,143 shares of common stock have been accelerated at an exercise price of $10.00 per share. Under the recently issued Financial Accounting Standards Board Statement No. 123R, “Share-Based Payment” (“FAS 123R”), Allied will be required to apply the expense recognition provisions under FAS 123R beginning January 1, 2006. Allied believes that accelerating the vesting of the identified warrants will reduce Allied’s compensation charges in subsequent periods. The consolidated statement of earnings for 2005 included a charge of $191,429, which represents the difference between the fair value of Allied shares at the acceleration date, and exercise price of the unvested warrants.

Stock Option Plan

FNB Forsyth accounts for its stock compensation plans using Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments, which requires a fair value based method of accounting for employee stock compensation plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

The following table illustrates the effect on net earnings if Allied had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the year ended December 31, 2005.

Year Ended December 31, 2005
Net earnings, as reported	$798,255
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(558,683)

Proforma net earnings	$239,572

Compensation expense included in net earnings related to stock based awards	$191,429

Earnings per share:
Basic, as reported	$.53

Basic, pro forma	$.16

Diluted, as reported	$.51

Diluted, pro forma	$.15

Allied recognized $56,004 of stock-based employee compensation expense during the year ended December 31, 2006, associated with its stock option grants. Allied is recognizing the compensation expense for stock option grants with graded vested schedules on a straight-line basis over the requisite service period of the award as required by SFAS No. 123 (R). As of December 31, 2006, there was $196,003 of unrecognized compensation cost related to stock option grants. The cost is expected to be recognized over the vesting period of approximately five years.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005
Expected dividends	-0-	-0-
Expected life	7 years	7 years
Expected volatility	15%	15%
Risk free interest rate	4.74%	3.88%

The weighted average fair value of options granted during 2006 is $6.32 and $3.29 for 2005.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on Allied’s consolidated financial statements upon adoption.

NOTE 2. CASH AND DUE FROM BANKS

FNB Forsyth is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash. At December 31, 2005, FNB Forsyth’s reserve requirement was approximately $0 and $91,000 for December 31, 2006. FNB Forsyth maintained cash balances that were adequate to meet the requirements.

NOTE 3. INVESTMENT SECURITIES

Allied’s investment securities at December 31, 2006 and 2005, consisting entirely of available-for-sale securities are as follows:

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Losses	Market Value
December 31, 2006
U.S. Government Agencies	$2,003,122	—	(2,497)	2,000,625
Mortgage backed securities	4,978,348	—	(63,484)	4,914,864
Collateralized mortgage obligations	783,854	—	(14,286)	769,568
Municipal securities	3,283,121	7,232	(24,547)	3,265,806

Total securities	$11,048,445	7,232	(104,814)	10,950,863

December 31, 2005
U.S. Government Agencies	$2,084,670	—	(28,867)	2,055,803
Mortgage backed securities	951,316	—	(18,212)	933,104
Collateralized mortgage obligations	935,943	—	(13,643)	922,300

Total securities	$3,971,929	—	(60,722)	3,911,207

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated market value of investment securities available-for-sale at December 31, 2006, by contractual maturity, are show below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
U.S. Government agencies
Due from five years to ten years	$2,003,122	2,000,625
Municipal securities due after ten years	3,283,121	3,265,806
Mortgage backed securities	4,978,348	4,914,865
Collateralized mortgage obligations	783,854	769,567

	$11,048,445	10,950,863

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, as of December 31, 2006 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$—	—	2,000,625	2,497	2,000,625	2,497
Municipal securities	2,303,513	24,547	—	—	2,303,3513	24,547
Mortgage-backed securities	4,180,206	37,533	734,658	25,951	4,914,864	63,484
Collateralized mortgage obligations			769,567	14,286	769,567	14,286

Total	$6,483,719	62,080	3,504,850	42,734	9,988,569	104,814

At December 31, 2006, all unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose due to changing interest rates and are considered to be temporary. From the December 31, 2006 tables above, 5 securities out of 5 securities issued by U.S. Government agencies, and Government sponsored corporations including mortgage backed securities contained unrealized losses, and 3 out of 5 securities issued by state and political subdivisions contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are largely government backed.

Investment securities with a market value of $4,867,823 at December 31, 2006 were pledged to secure public funds or certain other deposits as required by law. There were no investment securities pledged at December 31, 2005.

Other investments are comprised of the following for the years ended December 31:

	2006	2005
Alliance Bancshares, Inc	$499,992	499,992
Federal Reserve Bank	403,300	264,900
Federal Home Loan Bank	479,400	131,400

Total	$1,382,692	896,292

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4. LOANS

Major classifications of loans by purpose at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Commercial, financial and agricultural	$4,604,541	4,301,692
Real estate—construction	64,116,877	37,072,896
Real estate—mortgage	86,767,513	60,975,825
Consumer and other	7,352,392	4,442,730

Total gross loans	162,841,323	106,793,143
Less: Allowance for loan losses	(2,035,517)	(1,374,914)

Net loans	$160,805,806	105,418,229

FNB Forsyth grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Forsyth and Hall counties in Georgia. Although FNB Forsyth has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. There were no non-accrual loans and there were no loans that were considered impaired at December 31, 2006 and December 31, 2005.

FNB Forsyth provided $660,603 and $719,616 for the years ended December 31, 2006 and December 31, 2005, respectively, to the allowance for loan losses for potential problem loans. No loans have been charged off since Allied began operations. Management’s methodology for determining the adequacy of the allowance for loan losses is discussed in Note 1 to these financial statements, under the heading “Allowance for Loan Losses.”

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

	2006	2005
Land	$1,096,319	1,096,319
Building	1,855,919	1,787,919
Furniture and equipment	1,111,381	996,067

Total	4,063,619	3,880,305
Less: Accumulated depreciation	(464,873)	(243,525)

Net amount	$3,598,746	3,636,780

Depreciation expense totaled $221,348 and $187,044 in 2006 and 2005, respectively.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6. DEPOSITS

The contractual maturity of time deposits at December 31, 2006 is shown below.

Maturing in:
2007	$112,278,983
2008	8,176,208
2009	3,273,920
2010	2,650,087
2011 and thereafter	2,632,329

Total	$129,011,477

For the years ended December 31, 2006 and 2005 FNB Forsyth has $43,746,859 and $33,793,061, respectively, in brokered deposits outstanding. Brokered deposits mature through October 23, 2011. The range of interest rates for those brokered deposits is 4.20% to 5.75%. At December 31, 2006, FNB Forsyth had one unaffiliated significant deposit relationship (balances greater than 5% of total deposits) with a total deposit balance of approximately $14,828,000. Affiliated deposit relationships are discussed in Note 10.

NOTE 7. OTHER BORROWED FUNDS

FNB Forsyth has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. Advances on the credit lines are secured by liens against FNB Forsyth’s qualifying real estate loans. Total qualifying real estate loans eligible as collateral was $17,235,695 at December 31, 2006. Outstanding borrowings totaled $5,000,000 and $-0- at December 31, 2006 and 2005, respectively. All advances outstanding at December 31, 2006 carried a variable fixed rate of 5.34 percent per annum, require monthly payments of interest only and mature at June 20, 2007.

NOTE 8. INCOME TAXES

Income tax benefit for 2006 and 2005 are comprised of the following components:

	2006	2005
Current payable	$1,407,932	145,019
Change in deferred taxes	(204,417)	(299,561)
Utilization of net operating loss carry forwards	—	271,400
Valuation allowance	—	(607,077)

Tax expense for 2006	$1,203,515	(490,219)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2006	2005
Income taxes computed at federal statutory tax rate	$1,058,558	104,732
Increase (decrease) resulting from:
Change in valuation allowance	—	(607,077)
State income taxes, net of tax effect	123,338	—
Other	21,259	12,126

Total	$1,203,515	(490,219)

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes the components of the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 2006 and 2005.

	2006	2005
Deferred income tax assets:
Pre-opening expenses	$104,282	150,630
Allowance for loan losses	662,165	411,400
Directors warrants	72,743	72,743
Other	465	465
Unrealized loses on investment securities available for sale	37,077	23,074

Total deferred income tax assets	$876,732	658,312

NOTE 9. STOCK OPTION PLAN

On August 18, 2005, the Board of Directors of Allied approved the 2004 Stock Option Plan, which allows for common stock options to be granted to eligible officers and employees. Stock options granted under this plan are qualified incentive stock options and will not exceed 200,000 shares. Options become exercisable as determined by the Board of Directors at the time of grant. For options granted during 2005, the options granted become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2005 through December 31, 2008. For those options granted in 2006, the options became vested and exercisable in annual increments of 20% of the total shares at the anniversary date of the grant date. Options granted under the plan expire after ten years. The exercise price for the options granted will be no less than the market price on the day the option is granted, as determined by the Board of Directors. Options granted under the 2004 Stock Option Plan total 142,500 shares with exercise prices ranging from $10 - $20 per share at December 31, 2006. During 2006, 13,000 stock options were granted and 2,000 stock options were exercised.

In connection with Allied’s formation and initial offering, Allied issued 287,143 warrants to purchase its common stock to the organizers. The warrants allow each holder to purchase one additional share of common stock at $10 per share. As noted in footnote 1, the Board of Directors approved the acceleration of vesting of all warrants.

At December 31, 2006, 287,143 warrants are outstanding and exercisable. The intrinsic value of those warrants, based on a market price of $20 per share, is $2,871,430. The contractual life of the warrants is 8 years.

A summary status of Allied’s Stock Option Plan as of December 31, 2006 and 2005, and changes during the years ending on those dates is as follows:

	2006		2005
	Option Shares	Weighted Average Option Price Per Share	Option Shares	Weighted Average Option Price Per Share
Outstanding, beginning of year	132,000	$10.25	110,000	$10.00
Granted during the year	13,000	$20.00	24,000	$11.38
Exercised during the year	(2,000)	$10.00	(2,000)	$10.00
Forfeited during the year	(500)	$10.00

Outstanding, end of year	142,500	$11.14	132,000	$10.25

Number of shares exercisable	66,300		42,000

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value
$10.00 - $20.00	142,500	$11.14	8.0	66,500	$10.10	8.4	$658,350

The total intrinsic value of options exercised in 2006 and 2005 was $20,000 and $8,000 respectively. The intrinsic value of exercisable options is based on a market price of $20.00 as of December 31, 2006.

NOTE 10. RELATED PARTY TRANSACTIONS

FNB Forsyth conducts transactions with directors and executive officers, including companies in which they have a beneficial interest, in the normal course of business. It is FNB Forsyth’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. The following is a summary of related party loans for 2006:

Balance, beginning of year	$685,760
New loans	25,460
Loan repayments	—

Balance, end of year	$711,220

The aggregated amounts of deposits of directors and executive officers and their related interests amounted to approximately $1,902,398 and $768,391at December 31, 2006 and 2005, respectively.

NOTE 11. STOCKHOLDERS’ EQUITY

Allied and FNB Forsyth are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Allied’s financial statements. The regulations require Allied to meet specific capital adequacy guidelines that involve quantitative measures of Allied’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Allied’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative measures established by regulation to ensure capital adequacy require Allied to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2006, the most recent notification from the FDIC categorized FNB Forsyth as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed FNB Forsyth’s category. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, Allied must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. FNB Forsyth’s actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company are approximately $1.1 million in excess of FNB Forsyth’s capital.

Bank Regulatory Capital Ratios

	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Tier 1 Capital to Average Assets	$15,227	8.3%	7,339	4.0%	9,174	5.0%
Tier 1 Capital to Risk Weighted Assets	15,227	9.3%	6,568	4.0%	9,853	6.0%
Total Capital to Risk Weighted Assets	17,263	10.5%	13,137	8.0%	16,421	10.0%

As of December 31, 2005:
Tier 1 Capital to Average Assets	14,568	11.3%	4,699	4.0%	5,864	5.0%
Tier 1 Capital to Risk Weighted Assets	13,193	11.5%	4,607	4.0%	6,911	6.0%
Total Capital to Risk weighted Assets	13,193	12.7%	9,215	8.0%	11,518	10.0%

Management believes, as of December 31, 2006, that Allied and FNB Forsyth meet all capital requirements to which they are subject.

Dividends paid by FNB Forsyth are the primary source of funds available to Allied. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets.

NOTE 12. OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

FNB Forsyth is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement FNB Forsyth has in particular classes of financial instruments FNB Forsyth’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. FNB Forsyth uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2006 and 2005, commitments to extend credit totaled $28,362,910 and $19,308,000, respectively. FNB Forsyth evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by FNB Forsyth upon extension of credit, is based on management’s credit evaluation of the counterparty. Residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment primarily collateralize FNB Forsyth’s loans. FNB Forsyth’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. FNB Forsyth uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

NOTE 12. OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

Standby letters of credit are conditional commitments issued by FNB Forsyth to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2006 and 2005, commitments under letters of credit aggregated $1,390,428 and $910,160, respectively. In 2006 and 2005, FNB Forsyth was not required to perform on any letters of credit.

Allied has line of credit agreements with two financial institutions to borrow up to $7.5 million with interest rates indexed to the federal funds purchased rate. These lines of credit are unsecured and allow borrowings for no more than 14 consecutive days. The agreements are renewable each year. There were no borrowings outstanding under these agreements as of December 31, 2006 or December 31, 2005.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of Allied’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of Allied or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by Allied since purchase, origination or issuance.

Cash and Cash Equivalents—For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities—Fair values for investment securities are based on quoted market prices.

Loans—The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Other Investments—The carrying value of other investments is estimated to approximate fair value.

Deposits—The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances—The fair value of advances is based on the quoted value provided by the Federal Home Loan Bank.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments to Extend Credit and Standby Letters of Credit—Off-balance sheet financial instruments (commitments to extend credit and stand-by letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Allied’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of Allied’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Limitations, continued

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of Allied’s financial instruments at December 31, 2006 are as follows:

Fair Value of Financial Instruments

	December 31, 2006		December 31, 2005
($ in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$12,043	12,043	12,671	12,671
Investment securities	10,951	10,943	3,911	3,911
Other investments	1,383	1,383	896	896
Loans	160,806	160,236	105,418	105,117

Financial liabilities:
Deposits	168,374	165,313	113,021	110,517
Other borrowed funds	5,000	5,000	—	—

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14. CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC.

CONDENSED BALANCE SHEETS

(Parent Only)

	2006	2005
Assets
Cash and due from banks	$242,325	330,506
Investment in subsidiary	15,166,838	13,155,542
Other investment	499,992	499,992
Other assets	339,667	298,558

Total assets	$16,248,822	14,284,598

Stockholders’ Equity
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,504,000 shares issued and outstanding in 2006 and 1,502,000 share issued and outstanding in 2005.	150,400	150,200
Additional paid-in capital	15,053,701	14,977,897
Accumulated earnings (deficit)	1,105,226	(805,851)
Accumulated other comprehensive income	(60,505)	(37,648)

Stockholders’ equity	$16,248,822	14,284,598

CONDENSED STATEMENT OF OPERATIONS

(Parent Only)

	2006	2005
Other expense:
Salaries and benefits	$—	191,429
Other operating expenses	108,181	75,966

Loss before income tax benefit and equity in undistributed earnings of subsidiary	(108,181)	(267,395)
Income tax benefit	(41,109)	(298,558)
Equity in undistributed earnings of subsidiary	1,978,149	767,092

Net earnings	$1,911,077	798,255

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Parent Only)

	2006	2005
Cash flows from operating activities:
Net earnings	$1,911,077	798,255
Adjustments to reconcile net earnings to net cash used in operating activities:
Compensation expense for acceleration of director warrants	56,004	191,429
Equity in undistributed earnings of Bank	(1,978,149)	(767,092)
Change in other assets	(97,113)	(298,558)

Net cash used in operating activities	(108,181)	(75,966)

Cash flows from investing activities:
Capital infusion into FNB Forsyth	—	(3,400,000)

Net cash used in investing activities	—	(3,400,000)

Cash flows from financing activities:
Exercise of stock options	20,000	20,000

Net cash provided by financing activities	20,000	20,000

Net change in cash and cash equivalents	(88,181)	(3,455,966)
Cash and cash equivalents at beginning of the year	330,506	3,786,472

Cash and cash equivalents at end of year	$242,325	330,506

NOTE 15. OTHER COMMITMENTS AND OBLIGATIONS

Allied entered into employment agreements with its President & Chief Executive Officer, Chief Financial Officer, and Chief Lending Officer. These agreements have terms of five years, provide for a base salary, incentive bonuses, and other perquisites commensurate with their employment.

FNB Forsyth is currently operating in a leased facility for the Gainesville, Georgia branch. Monthly rent related to this lease is $5,971. The lease expires on February 28, 2007. Allied plans to execute a three-year renewal of the lease agreement. Total rent expense for the years ended December 31, 2006 and 2005 was $71,652 and $76,622, respectively.

NOTE 16. MISCELLANEOUS OPERATING INCOME AND EXPENSES

Significant components of other operating income and expense included in the consolidated statements of earnings in excess of 1% of interest and other income for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Other operating income
Secondary market mortgage origination fees	$136,537	133,567

Other operating expenses
Professional fees	174,664	162,238
Data processing fees	193,949	154,566

Secondary mortgage origination fees arise when FNB Forsyth takes a mortgage application and has a third party originate, process, underwrite, fund and package the mortgage loan it plans to deliver to the secondary

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mortgage market. FNB Forsyth does not underwrite, fund or carry the loan in its loan portfolio. The fees represent origination and servicing release fees, which are paid by the financial intermediary that funds the loan. These fees are completely separate and distinct form the origination fees that are paid to FNB Forsyth on loans that it processes, funds and holds in its loan portfolio.

NOTE 17. MERGER AGREEMENT

On March 1, 2007, Allied entered into a definitive agreement and Plan of Reorganization (the agreement) with Buckhead Community Bancorp, Inc. (Buckhead). Under the terms of the agreement, Company shareholders will receive 1.2 shares of stock or $30 in cash in exchange for each outstanding share of Company stock, with the maximum cash consideration being limited to $13,375,000. This agreement is subject to shareholder and regulatory approval and is expected to close during the third quarter of 2007. Outstanding options and warrants to purchase Company common stock will be automatically converted into options to purchase Buckhead stock at the conversion ratio noted above.

Unaudited Consolidated Financial Statements For the Six Months Ended June 30, 2007

ALLIED BANCSHARES, INC.

CONSOLIDATED BALANCE SHEET

JUNE 30, 2007

(UNAUDITED)

Assets
Cash and due from banks	$2,093,444
Federal funds sold	8,076,098
Interest bearing deposits in other banks	3,067,799

Total cash and cash equivalents	13,237,341

Investment securities	16,139,578
Other investments	1,248,192

Total securities	17,385,770

Loans	184,060,568
Less: Allowance for loan losses	(2,582,588)

Net loans	181,477,980

Premises and equipment, net	3,480,986
Accrued interest receivable and other assets	2,418,391

Total assets	$218,000,468

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$13,817,926
Interest bearing demand	15,645,549
Savings	6,020,537
Time, $100,000 or more	113,299,379
Other time deposits	50,831,218

Total deposits	199,614,609
Accrued interest payable and other liabilities	1,141,883

Total liabilities	200,756,492

Commitments
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,529,200 shares issued and outstanding	152,920
Additional paid-in capital	15,332,219
Accumulated earnings	2,056,034
Accumulated other comprehensive income	(297,197)

Total stockholders’ equity	17,243,976

Total liabilities and stockholders’ equity	$218,000,468

See accompanying notes to financial statements.

ALLIED BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDING JUNE 30, 2007 AND 2007

(UNAUDITED)

	Three Months Ending June 30		Six Months Ending June 30
	2007	2006	2007	2006
Interest income
Interest and fees on loans	$3,895,089	2,777,000	7,525,231	5,031,865
Deposits in banks	40,614	342	67,808	737
Federal funds sold	149,322	151,137	341,620	333,411
Investment securities	171,584	107,245	318,281	193,645

Total interest income	4,256,609	3,035,724	8,252,940	5,559,658
Interest expense
Interest bearing deposits	165,302	182,485	339,520	303,615
Time deposits	2,020,437	1,164,548	3,812,840	2,088,535
Other borrowed funds	67,111	181	133,683	232

Total interest expense	2,252,850	1,347,214	4,286,043	2,392,382

Net interest income	2,003,759	1,688,510	3,966,897	3,167,276
Provision for loan losses	432,243	188,972	547,216	309,911

Net interest income after provision for loan losses	1,571,516	1,499,538	3,419,681	2,857,365
Other income, service charges and other fees	74,293	79,263	149,793	170,459
Other expense
Salaries and benefits	657,151	578,431	1,308,161	1,128,291
Net occupancy and equipment expense	125,823	120,005	245,139	234,924
Other operating expenses	203,060	229,695	524,375	433,678

Total other expense	986,034	928,131	2,077,675	1,796,893

Income before income taxes	659,775	650,670	1,491,799	1,230,931
Income tax expense	237,753	237,129	540,991	468,484

Net earnings	$422,022	413,541	950,808	762,447

Basic earnings per share	$.28	.28	.63	.51

Diluted earnings per share	.24	.26	.55	.47

Weighted average number of shares	1,528,804	1,502,000	1,517,001	1,502,000

See accompanying notes to financial statements.

ALLIED BANCSHARES, INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2007

(UNAUDITED)

	Three Months Ending June 30		Six Months Ending June 30
	2007	2006	2007	2006
Net earnings	$422,022	413,551	950,808	762,447
Other comprehensive income:
Unrealized losses on investment securities available-for-sale	(356,713)	(111,939)	(382,423)	(217,523)
Associated tax benefit	135,351	42,534	145,732	82,655

Other comprehensive income	(221,362)	(69,405)	(236,691)	(134,868)

Comprehensive income	$200,660	344,146	714,117	627,579

See accompanying notes to financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2007

(UNAUDITED)

	2007	2006
Cash flows from operating activities:
Net earnings	$950,808	762,447
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	122,470	180,400
Stock based compensation	29038	28,002
Provision for loan loss	547,071	309,911
Increase in interest receivable and other assets	(229,532)	(189,766)
Increase in interest payable and other liabilities	(66,537)	185,011

Net cash provided by operating activities	1,353,318	1,276,005

Cash flows from investing activities:
Proceeds from investment securities called or redeemed	2,525,540	543,323
Purchases of investment securities	(8,093,000)	(5,002,923)
Proceeds from redemption of other securities	225,000	—
Purchases of other investments	(88,500)	(258,499)
Net increase in loans	(21,219,245)	(27,806,284)
Purchase of premises and equipment	(1,378)	(85,979)

Net cash used by investing activities	(26,651,583)	(32,610,362)

Cash flows from financing activities:
Net increase in deposits	31,240,702	28,666,923

Net increase (decrease) in borrowings	(5,000,000)	—

Issuance of common and stock based compensation	252,000	—

Net cash provided by financing activities	26,492,702	28,666,923

Net change in cash and cash equivalents	1,194,437	(2,667,434)
Cash and cash equivalents at beginning of the period	13,237,341	12,671,390

Cash and cash equivalents at end of period	$12,042,904	10,003,956

Non-cash investing and financing activities:
Change in unrealized loss on securities available for sale, net of tax	$(236,691)	(132,257)
Supplemental information:
Interest paid	$4,340,213	2,392,380

See accompanying notes to financial statements.

ALLIED BANCSHARES, INC.

Notes to Financial Statements

(1) Basis of Presentation

The accounting principles followed by Allied and the methods of applying these principles conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determinations of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowance associated with deferred tax assets, the recognition of which are based on future taxable income.

(2) Net Earnings Per Share

Net earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares.

The reconciliation of the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share” for the six months ended June 30, 2007 is as follows.

	Net Earnings	Common Shares	Per Share Amount
Basic earnings	$950,808	1,517,001	$.63
Effect of dilutive securities		212,991

Diluted earnings per share	950,808	1,729,992	$.55

(3) Stock Based Compensation

In connection with Allied’s formation and initial offering, Allied issued 287,143 warrants to purchase its common stock at $10 per share. During 2005, the Board of Directors approved the acceleration of the vesting of all warrants.

On August 18, 2004, the Board of Directors of Allied approved the 2004 Stock Option Plan, which allows for common stock options to be granted to eligible officers and employees. Stock options granted under this plan are qualified incentive stock options and will not exceed 200,000. Options become exercisable as determined by the Board of Directors at the time of grant. The options granted in 2004 become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2004 through December 31, 2009. Options granted after 2004 become vested and exercisable in annual increments of 20% of the total shares on the anniversary date of the grant. Options granted under the plan expire after ten years. The exercise price of the options granted will be no less than 100 % of the market price on the day the option is granted, as determined by the Board of Directors. No options were granted in the second quarter 2007 and 1,200 options were exercised in the second quarter of 2007. Options granted under the 2004 Stock Option Plan total 147,000 shares at June 30, 2007. Through June 30, 2007, 29,200 shares have been exercised and 500 shares have been forfeited. No options vested during the three months ended June 30, 2007 and 2007.

Allied adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), on January 1, 2006 using the “modified prospective” method. Under this method, awards

ALLIED BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that are granted, modified, or settled after December 31, 2006, are measured and accounted for in accordance with SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Allied recognized compensation expense for employee stock options of $17,757 and $39,579 for the three and six months ended June 30, 2007, respectively. As of June 30, 2007, there was $152,357 of unrecognized compensation cost related to nonvested employee stock options, which is expected to be recognized over a period of 5 years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Information and Statistical Data

The following discussion reviews Allied’s results of operations and assesses its financial condition. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements included or incorporated by reference in this report. Reference should be made to those statements and the selected financial data presented elsewhere or incorporated by reference in this report for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future years.

SELECTED FINANCIAL DATA

(Dollars in thousands except per share data)	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005
FOR THE PERIOD
Net interest income including loan fees	$3,967	3,167	$7,102	3,936
Provision for loan losses	547	310	661	720
Non-interest income	150	170	320	285
Non-interest expense	2,078	1,797	3,647	3,193
Net earnings	951	762	1,911	798

PER COMMON SHARE
Basic earnings	$.63	.51	$1.27	.53
Diluted earnings	.55	.47	1.13	.51
Cash dividends declared	-0-	-0-	-0-	-0-
Book value	11.28	10.53	10.80	9.51

AT PERIOD END
Loans, gross	$184,061	134,599	$162,841	106,793
Earnings assets	212,090	150,826	183,403	121,658
Total assets	218,000	157,374	190,831	127,864
Total deposits	199,615	141,688	168,374	113,021
Shareholders’ equity	17,244	14,943	16,249	14,285
Common shares outstanding	1,529	1,502	1,504	1,502

AVERAGE BALANCES
Loans, gross	$170,894	117,520	$131,183	77,896
Earnings assets	198,315	140,258	154,191	92,899
Assets	205,138	145,980	159,750	97,838
Deposits	182,942	130,568	143,561	84,489
Stockholders’ equity	16,836	14,607	15,239	13,516
Weighted average shares outstanding	1,517	1,502	1,503	1,501

KEY PERFORMANCE RATIOS
Return on average assets	.93%	1.05%	1.20%	.82%
Return on average stockholders’ equity	11.39%	10.53%	12.54%	5.90%
Net interest margin	4.03%	4.55%	4.61%	4.24%
Average equity to average assets	8.21%	10.01%	9.53%	13.81%

Overview

Allied is a bank holding company registered with the Federal Reserve under the BHCA and was incorporated under the laws of the state of Georgia in 2003. Its sole subsidiary, FNB Forsyth, commenced operations on April 5, 2004. Allied conducts its banking and financial services business activities primarily in Forsyth and Hall County, Georgia, with one branch office in each county.

Like most financial institutions, Allied’s profitability depends largely upon net interest income, which is the difference between the interest received on earning assets, such as loans and investment securities, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings. Earnings are also affected by the provision for loan losses, noninterest expenses, such as salaries, employee benefits and occupancy expenses, and noninterest income, such as mortgage loan fees and service charges on deposit accounts.

At June 30, 2007, Allied had total consolidated assets of $218,000,000, total loans of $184,061,000, total deposits of $199,615,000 and shareholders’ equity of $17,244,000. Net income for the six months ended June 30, 2007 was $951,000. Annualized return on average assets of .93 % and 1.05 % was recorded for the six-month periods ended June 30, 2007 and 2006, respectively. Return on average equity of 11.28% was recorded for the six-month period ended June 30, 2007 compared to 10.53 % for the same period in 2006.

At December 31, 2006, Allied had total consolidated assets of $190,831,000, total loans of $162,841,000, total deposits of $168,374,000 and shareholders’ equity of $16,249,000. Net income for the year ended December 31, 2006 was $1,911,000. Return on average assets of 1.20% and 0.82% was recorded for the years ended December 31, 2006 and 2005, respectively. Return on average equity of 12.54% and 5.90% was recorded for the years ended December 31, 2006 and 2005, respectively.

As of June 30, 2007, Allied had 27 employees on a full-time equivalent basis.

Financial Condition

As of June 30, 2007, Allied’s total assets of $218,000,000 represented an increase of $27,169,000 or 14.2%, from December 31, 2006 and an increase of $60,626,000, or 38.5%, from June 30, 2006. Total interest-earning assets increased $28,686,000 or 15.6 % to $212,090,000 at June 30, 2007 from $183,404,000 at December 31, 2006. The increases in total assets and interest-earning assets compared to December 31, 2006 are primarily due to increases in loan volumes, mainly in real estate construction and real estate mortgage loans, and investment securities.

Cash and cash equivalents. Cash and due from banks decreased by $1,221,000 to $2,093,000 at June 30, 2007 from $3,314,000 at December 31, 2006. Federal funds sold decreased $653,000 to $8,076,000 at June 30, 2007 from $8,729,000 at December 31, 2006. Deposits in other banks totaled $3,068,000 million at June 30, 2007. Funds were placed in this investment as a more profitable alternative to federal funds sold.

Investment Securities. Investment securities totaled $16,140,000 million at June 30, 2007, an increase of $5,189,000 or 47.4% from December 31, 2006. Allied’s investment in securities is largely comprised of U.S. Government Agency securities. Increases were the result of the need for more liquidity and improved investment yields.

Other Investments. Other investments totaled $1,248,192 at June 30, 2007. Other investments include Federal Reserve Bank stock and Federal Home Loan Bank stock, which have no readily determinable fair value and are carried at cost.

Other investments also include shares of Alliance Bancshares, Inc. (“Alliance”), a closely held bank holding company. These 41,666 shares were initially purchased on July 27, 2004, at $12.00 per share, for a total purchase price of $499,992. These 41,666 shares represent approximately 4.3% of the 974,909 shares of Alliance issued and outstanding at July 30, 2007. Two Allied directors currently serve on Alliance’s board of directors and attend monthly board meetings. Alliance’s monthly financial statements are reviewed by executive officers of Allied to ensure that Alliance’s financial performance is satisfactory and that no impairment indicators exist for Alliance or its common stock.

Loans. Gross loans were $184,061,000 at June 30, 2007, an increase of $21,219,000 or 13.0% (26% on an annualized basis) and $49,461,000 or 36.7% from the year-end and year-ago periods, respectively. The increase in loans outstanding compared to both prior periods is principally due to strong economic growth in Forsyth and Hall counties. Allied continues to experience good growth in its loan portfolio, particularly in loans for commercial real estate development. The turmoil in the real estate markets experienced nationally in the first half of 2007 has resulted in a significant decline in real estate loan requests for residential real estate development. FNB Forsyth reported no non-performing assets classified as other real estate, loans 30 days or more past due or any charge-offs to date as of June 30, 2007.

Deposits and Borrowed Funds. Total deposits at June 30, 2007 totaled $199,615,000, an increase of $31,241,000 or 18.6% and $57,927,000 or 40.9% from the year-end and year-ago periods, respectively. The increase since December 31, 2006 is principally attributable to a $28,565,000 increase in time deposits of $100,000 or more and a $6,555,000 increase in time deposits of less than $100,000. The overall increase in deposits is predominately due the competitive pricing of deposits in the local marketplace and the acceptance of $18,581,000 more brokered deposits since year-end. Total deposits at December 31, 2006 were $168,374,000, an increase of $55,353,000 or 49% from the December 31, 2005 balance of $113,021,000. The change in deposits from year-end 2005 to year-end 2006 is attributable to a $7,764,000 increase in noninterest bearing demand, a $2,384,000 decrease in NOW and money market account balances, a $1,316,000 increase in savings account balances, and a $48,657,000 increase in time deposits.

No borrowed funds in the form of Federal Home Bank of Atlanta advances were outstanding at June 30, 2007 compared to $5,000,000 at December 31, 2006. No borrowings were outstanding at December 31, 2005. The ratio of loans to deposits and borrowings was 92.2 and 94.5% at June 30, 2007, and December 31, 2006, respectively.

Shareholders’ equity. At June 30, 2007, total shareholders’ equity was $17,244,000, an increase of $995,000 from December 31, 2006. The change in equity capital since December 31, 2006 was due to net income of $951,000, additional unrealized losses on securities available-for-sale of $237,000, and additional capital of $281,000 resulting from the exercise of employee stock options and noncash compensatory stock option expense under Financial Accounting Standard 123(R).

For the twelve months ending December 31, 2006, Allied’s equity capital increased $1,964,000 from the prior period. The change in equity capital over the twelve month period resulted from an increase of $1,911,000 in net income, an increase of $20,000 relating to the exercise of stock options, an increase in Additional Paid in Capital of $56,000 from expensing stock based compensation, offset by a $23,000 increase in unrealized gains on securities available for sale.

Results of Operations

Net Income. Net income for the three and six-month periods ended June 30, 2007 was $422,000 or $0.24 diluted earnings per share and $951,000 or $0.55 diluted earnings per share, respectively. This compares to $414,000 or $0.26 diluted earnings per share and $762,000 or $0.47 diluted earnings per share for the three and six month periods ending June 30, 2006. The smaller growth in earnings during the second quarter of 2007 is primarily attributable to an additional $282,000 provision for loan loss taken in the second quarter of 2007.

Net Interest Income. Net interest income for the three-months ended June 30, 2007 was $2,004,000, an increase of 18.7 % over the same quarter in 2006. The increase resulted primarily from an increase in the volume of average interest earning assets (37.5%) and an increase in interest bearing liabilities (41.6%) for the second quarter of 2007 compared to the second quarter of 2006. The net interest margin, net interest income divided by average earning assets, was 3.99% and 4.57% % for the 2007 and 2006 quarters, respectively.

Net interest income for the six month period ending June 30, 2007 was $3,967,000 compared to the year earlier amount of $3,167,000.

Total interest income increased to $8,253,000 for the six-month period ended June 30, 2007 from $5,560,000 during the comparable prior year period. The 48.4% increase in interest income year over year is the result of a 36.7% increase in FNB Forsyth’s loan portfolio and an increase in the yield from interest-earning assets of 43 basis points compared to the six-month period ended June 30, 2006.

Total interest expense increased to $4,286,000 for the six months ended June 30, 2007 from $2,392,000 for the six-month period ended June 30, 2006. The increase in interest expense is the result of an increase of 174 basis points in the cost of interest-bearing liabilities compared to the six-month period ended June 30, 2006 combined with an increase of $51,992,000 in average interest bearing liabilities to $169,565,000 in the first half of 2007 from $117,573,000 in the year ago period.

Allied’s profitability is determined by its ability to effectively manage interest income and expense, minimize loan and security losses, generate noninterest income, and control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, FNB Forsyth’s ability to generate net interest income depends upon its ability to obtain an adequate net interest spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. The net interest margin of Allied was 4.03% for the six-month period ended June 30, 2007 compared to 4.55% for the same six-month period in the preceding year. Allied has experienced a compression in its margins because FNB Forsyth’s strong loan growth has necessitated aggressive pricing of time deposits to retain and attract new deposits to fund loan demand. The net yield on average interest-earning assets increased to 4.61% for the year ended December 31, 2006 from 4.24% for the year ended December 31, 2005. The increases in interest rates by the Federal Reserve in 2006 and additional loan volume were matched by increases in funding costs during the year. In 2006, the average yield on interest-earning assets increased to 8.26% from 6.88% in 2005 and the average yield on interest-bearing liabilities increased to 4.41% in 2006 from 3.18% in 2005. The overall change in the interest rate spread from 2005 to 2006 was an increase of 15 basis points. The increase in the net interest spread was due to balance sheet growth being dominated by loan growth, primarily variable rate loans which benefited from Federal Reserve rate increases immediately, while deposit cost increases lagged. Total average interest-earning assets in 2006 were $154,191,000, an increase of $61,292,000 from $92,899,000 at December 31, 2005. The growth in loan portfolios was accompanied by competitive pricing limiting fee income generation on loans.

Provision for loan loss

Allied records a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan losses (“ALL”) at a level management considers prudent. The amount of this provision is based on a combination of factors including the local economy and business conditions, changes in lending policies, loan concentrations, changes in the trend of volume and severity of past due, non-accrual and classified loans, historical loss experience, and assessment of borrowers’ ability to persevere during current or anticipated adverse economic conditions.

Real estate related loans represent 92.4% of total loans outstanding. With the general deterioration of the housing and real estate development activity FNB Forsyth has examined its loan portfolio and allowance for loan loss to ensure that the additional risk that is perceived in the loan portfolio is fully reflected in the ALL. While none of FNB Forsyth’s significant real estate related customers have experienced losses to date, the ability of these borrowers to repay is dependent on their ability to sell homes, lots and commercial buildings. The weakness in these sales coupled with softening of real estate values present additional risk of loss. FNB Forsyth has expanded its loan classifications to further classify risk levels in the portfolio. FNB Forsyth’s loans for residential lots, acquisition and development, speculative construction, and raw land that will become acquisition and development loans have been evaluated carefully and have been assigned a higher risk rating. Accordingly, a higher allowance for loan loss percentage has been assigned and is reflected in the ALL. Although there have been no charge-offs to date, the continuing slow down in the local real estate market could result in voluntary or forced foreclosure of certain properties as an economically viable solution for some borrowers.

FNB Forsyth adopted this revised methodology for classifying loans and quantifying risk in the second quarter of 2007. This resulted in an additional loan loss provision of $281,831 above what would have been reported under the previous methodology. Previously FNB Forsyth had used a methodology that provided for a minimum reserve of 1.25% of total gross loans.

For the three- and six-month periods ended June 30, 2007, the provision for loan losses totaled $432,000 and $547,000, respectively, compared to $189,000 and $310,000 for the same periods ended June 30, 2006. The provision for loan losses for the year 2006 was $661,000 compared to $720,000 for 2005.

The allowance for loan losses on June 30, 2006 was 1.40 % of outstanding gross loans compared to 1.25% at December 31, 2006 and June 30, 2006

Although Allied’s management utilizes its best judgment in providing for possible losses, there can be no assurance that Allied will not have to increase its provision for loan losses in the future as a result of future increases in nonperforming loans or for other reasons which could adversely affect Allied’s results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the loan portfolio and the adequacy of the allowance for loan losses. These agencies may require Allied to recognize additions to the allowance for loan losses based on their judgments of information that is available to them at the time of their examination.

The following table presents details of the provision for loan losses. Allied has no loans on non-accrual and no loans are past due with regard to payment of interest and principal. Real estate loans are normally secured by one to four family residences or other real estate with values exceeding the original loan balance, therefore minimizing the risk of loss. Consumer loans, however, may be secured by consumer goods and automobiles or may be unsecured and therefore subject to greater loss in the event of charge-off. During a recession, losses are more likely and the risk of loss is greater in the consumer portfolio. The allowance for loan losses as a percentage of nonperforming loans or charge-offs typically presented by banks is not meaningful for FNB Forsyth because FNB Forsyth had no nonperforming loans or charge-offs during 2006 and 2005.

Analysis of the Allowance for Loan Losses

	Six Months Ended June 30,		Years ended December 31,
(Dollars in thousands)	2007	2006	2006	2005
Total charge-offs	$0	0	0	0
Total recoveries	0	0	0	0
Net charge-offs (recoveries)	0	0	0	0
Total non-accrual loans	0	0	0	0
Loans past due 90 days	0	0	0	0
Other real estate	0	0	0
Provision for loan losses	547,216	309,911	660,603	719,616
Allowance/Total loans	1.40%	1.25%	1.25%	1.29%
Net charge-offs (recoveries)/Average loans	NA	NA	NA	NA
Allowance/Nonperforming loans	NA	NA	NA	NA

Noninterest Income and Expense

Noninterest income for the six months ended June 30, 2007 totaled $150,000 compared to $170,000 for the comparable prior period. The decline resulted primarily from secondary market mortgage origination fees which declined as house sales have slowed in FNB Forsyth’s market area. The fees arise when FNB Forsyth takes a mortgage application and has a third party originate, process, underwrite, close, fund and package the mortgage loan it plans to deliver to the secondary mortgage market. The fees represent an origination fee and servicing release fee paid by the financial intermediary that funds the loan. Mortgage banking income for the six months ended June 30, 2007 totaled $43,000 compared to $76,000 for the year ago period. Service charges on deposits and customer service fees increased modestly for the period compared to the year earlier period. Noninterest income for the years ended December 31, 2006 and 2005 totaled $320,000 and $285,000, respectively.

Noninterest expenses increased $281,000, or 15.6%, to $2,078,000 for the six months ended June 30, 2007 compared to the same period in 2006. Personnel expense increased $180,000 from the year ago period because of additional employees and increased employee benefits. Occupancy and equipment increased $10,000 in 2007 from additional lease expense for the Hall County branch office. The increase in other expenses of $91,000 is primarily attributable to investment banking fees of $50,000 related to the sale of Allied, increased regulatory assessments of $22,000, and fraud losses of $26,000. Noninterest expenses for the years ended December 31, 2006 and 2005 totaled $3,647,000 and $3,193,000, respectively. This increase was primarily attributable to personnel expense.

Income Taxes

Income tax expense totaled $541,000 for the six-month period ended June 30, 2007, compared to $468,000 for the same period ended June 30, 2006. These amounts resulted in the effective tax rates of approximately 36.3 % in 2007 and 38.1% in 2006. The effective tax rate has historically been at or just below the maximum corporate federal and state income tax rates due to the relatively small amount of tax-exempt investments held in the investment portfolio. The income tax expense for the year 2006 was $1,204,000 on a consolidated basis compared to a tax benefit of $490,000 in 2005. Allied was deemed sustainably profitable in 2005 and was able to recognize the tax benefit from deferred taxes from the inception of Allied’s operation in 2004.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and the ability to raise additional funds by increasing liabilities. FNB Forsyth must maintain, on a daily basis, sufficient funds to cover depositor withdrawals and to supply new borrowers with funds. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. FNB Forsyth seeks to meet liquidity requirements primarily through management of short-term investments, monthly amortizing loans, maturing single payment loans, maturities of securities and prepayments of earning assets. Also, it maintains relationships with correspondent banks which could provide funds on short notice. Asset and liability maturities are monitored in order to avoid significant mismatches which could adversely impact liquidity. FNB Forsyth’s policy is to manage its liquidity to enhance earnings while meeting its funding obligations or deposit withdrawals.

Liquidity is monitored daily and formally measured on a monthly basis. A liquidity ratio of total funds available to meet funding needs divided by total deposits is calculated to assess liquidity. As of June 30, 2007, FNB Forsyth’s liquidity ratio was 13.5% compared to 10.3% and 10.6% as of December 31, 2006 and year-ago period, respectively. The liquidity ratio is above FNB Forsyth’s policy minimum of 10.0%. Management utilizes brokered deposits and other wholesale funding alternatives because these funds can be acquired at lower cost than time deposits acquired in our market. Management has established a non-core funding (wholesale, brokered, and out-of-territory deposits) limit not to exceed 40% of total deposits. As of June 30, 2007, brokered deposits totaled $62,328,000 representing an increase of $18,581,000 and $21,852,000 from the year-end and year-ago periods, respectively. As of June 30, 2007, FNB Forsyth’s non-core funding measure was 31%

FNB Forsyth has a $12,000,000 line of credit with the Federal Home Loan Bank (FHLB). FNB Forsyth drew down $5,000,000 in floating rate funds in December 2006 and repaid this Advance in June 2007. At June 30, 2007, FNB Forsyth had a short-term borrowing capacity with two correspondent banks of $7,500,000 structured as Federal Fund lines of credit.

Capital adequacy

Allied and FNB Forsyth are subject to various capital requirements administered by regulatory authorities. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on Allied’s financial performance. The regulations require FNB Forsyth to meet specific capital adequacy guidelines that involve quantitative measures of Allied’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Allied’s capital adequacy is also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require FNB Forsyth to maintain minimum amounts and ratios of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of June 30, 2007, the most recent notification from the FDIC designated FNB Forsyth as Well Capitalized under the regulatory framework for prompt corrective action. To be considered Well Capitalized (as defined) under the regulatory framework for prompt corrective action, FNB Forsyth must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the table below. FNB Forsyth’s actual capital amounts and ratios are also presented in the following table. Capital ratios at the Parent Company approximate those of FNB Forsyth.

	Actual	Minimum Requirement	Excess
Tier 1 Capital to Average Assets	7.77%	5.0%	2.77%
Tier 1 Capital to Risk Weighted Assets	8.79%	6.0%	2.79%
Total Capital to Risk Weighted Assets	10.04%	10.0%	.04%

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or are reasonably likely to have a material effect on our liquidity, capital resources, or operations. Management is also not aware of any current recommendations by the regulatory authorities which, if they were implemented, would have such an effect.

Off-Balance Sheet Commitments

FNB Forsyth has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to FNB Forsyth’s customers at predetermined interest rates for a specified period of time. At June 30, 2007, FNB Forsyth had issued commitments to extend credit of $25,865,000 and letters of credit of $980,000 through various types of commercial lending arrangements. As of December 31, 2006 and 2005, FNB Forsyth had issued commitments to extend credit of $28,364,000 and $19,308,000, respectively and letters of credit of $1,390,000 and $910,000, respectively. FNB Forsyth evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained is based on FNB Forsyth’s evaluation of the borrower. Collateral varies but may include property, plant and equipment, commercial and residential real estate, and other assets.

Critical Accounting Policies

Critical accounting policies are dependent on estimates that are particularly susceptible to significant change. Determinations of FNB Forsyth’s allowance for loan loss and income taxes have been identified as critical accounting policies.

The allowance for loan loss is maintained at a level believed to be appropriate by management to provide for probable loan losses inherent in the portfolio as of each quarter-end. Management’s judgment as to the amount of the allowance, including the allocated and unallocated elements, is a result of ongoing review of lending relationships, the overall risk characteristics of the portfolio segments, changes in the character or size of the portfolio segments, the level of impaired or nonperforming loans, historical net charge-off experience, prevailing economic conditions and other relevant factors. Loans are charged off to the extent they are deemed to be uncollectible.

The allowance for loan loss level is highly dependent upon management’s estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the timing of collecting nonperforming loans. Such estimates may be subject to frequent adjustments by management and reflected in the provision for loan losses in the periods in which they become known.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets or liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the change. The determination of current and deferred taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis assets and liabilities (temporary differences), estimates of amounts due or owed such as the reversals of temporary differences, and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining current and deferred taxes.

Selected Financial Information and Statistical Data

The tables and schedules on the following pages set forth certain financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders’ equity; interest rates and interest differentials; the securities portfolio; the loan portfolio, including types of loans, maturities and sensitivities to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

Distribution of Assets, Liabilities and Stockholders’ Equity Interest Rates and Interest Differentials

The following tables set forth the amount of our interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest yield/rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

Average Balance Sheets, Interest and Rates

	For the Years Ended December 31,
	2006			2005
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Annualized Average Rate	Average Balance	Interest Income/ Expense	Annualized Average Rate
ASSETS
Interest earning assets:
Federal funds sold / interest bearing deposits	$13,475	669	4.96%	11,473	368	3.21%
Taxable securities	8,441	399	4.73%	3,530	126	3.56%
Non-taxable securities	1,092	46	6.09%	—	—	—
Loans	131,183	11,622	8.86%	77,896	5,895	7.57%

Total interest earning assets	154,191	12,736	8.26%	92,899	6,389	6.88%
Other assets	5,559			4,939

Total assets	$159,750			97,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$24,261	580	2.39%	24,285	575	2.37%
Time deposits	103,215	5045	4.89%	52,948	1,877	3.55%
Other borrowed funds	156	9	5.87%	16	1	3.96%

Total interest- bearing liabilities	127,632	5,634	4.41%	77,249	2,453	3.18%
Other non-interest bearing liabilities	16,879			9,116
Shareholders’ equity	15,239			11,473

Total liabilities and shareholders’ equity	$159,750			97,838

Net interest income		7,102			3,936
Net interest spread			3.85%			3.70%
Net interest margin			4.61%			4.24%

(1)	Average balances were determined using daily average balances.
(2)	Average balances of loans are net of fees and nonaccrual loans.
(3)	Average unrealized gains (losses) on securities (all are taxable) available for sale, net of tax, have been included in stockholders’ equity at ($92,088) and ($17,809) for 2006 and 2005, respectively.
(4)	Interest and fees on loans include $911,899 and $618,369 of loan fee income for the years ended December 31, 2006 and 2005, respectively.

Average Balance Sheets, Interest and Rates

	For the Six Months Ended June 30,
	2007			2006
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Annualized Average Rate	Average Balance	Interest Income/ Expense	Annualized Average Rate
ASSETS
Interest earning assets:
Federal funds sold / interest bearing deposits	$14,818	409	5.57%	14,473	334	4.86%
Taxable securities	9,362	250	5.34%	8,265	194	4.89%
Non-taxable securities(1)	3,241	68	6.09%	0	0
Loans	170,894	7,526	8.88%	117,520	5,032	8.63%

Total interest earning assets	198,315	8,253	8.42%	140,258	5,560	7.99%
Other assets	6,823			5,722

Total assets	$205,138			145,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$23,548	340	2.91%	26,163	304	2.34%
Time deposits	141,314	3,813	5.44%	91,404	2,089	4.61%
Other borrowed funds	4,703	133	5.73%	5.0		0

Total interest- bearing liabilities	169,565	4,286	5.10%	117,572	2,393	3.36%
Other non-interest bearing liabilities	18,737			13,801
Shareholders’ equity	16,836			14,607

Total liabilities and shareholders’ equity	$205,138			145,980

Net interest income		3,967			3,167
Net interest spread			3.32%			4.63%
Net interest margin			4.03%			4.55%

(1)	Yields for tax exempt securities have been tax adjusted to reflect yield on a taxable-equivalent basis

Rate and Volume Analysis

The following tables describe the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume.

Volume, Rate and Mix Analysis

	First Six Months, 2007 Over First Six Months, 2006 Increase (decrease) due to change in:
	Volume	Rate	Mix	Change
Interest earned on:
Federal funds sold and interest bearing deposits	$7,975	65,735	1,589	75,279
Investment securities	101,642	15,080	7,915	124,637
Loans	2,285,302	143,081	64,983	2,493,366

Total interest income	2,394,919	223,896	74,467	2,693,282

Interest paid on:
Demand	(30,350)	73,616	(7,359)	35,906
Time	1,140,422	377,663	206,219	1,724,304
Other borrowed funds	194,536	(73)	(61,013)	133,451

Total interest expense	1,304,608	451,206	137,847	1,893,661

Net interest income	$1,090,311	(227,310)	(63,380)	799,621

	2006 over 2005 Increase (decrease) due to change in:
	Volume	Rate	Mix	Change
Interest earned on:
Federal funds sold and interest bearing deposits	$64,158	201,925	35,228	301,311
Investment securities	213,982	38,798	65,981	318,761
Loans	4,032,675	1,006,375	688,440	5,727,490

Total interest income	4,310,815	1,247,098	789,649	6,347,562
Interest paid on:
Demand	(587)	5,269	(5)	4,677
Time	1,782,261	710,798	674,801	3,167,860
Other borrowed funds	5,791	271	2,479	8,541

Total interest expense	1,787,465	716,338	677,275	3,181,078

Net interest income	$2,523,350	530,760	112,374	3,166,484

	2005 over 2004 Increase (decrease) due to change in:
	Volume	Rate	Mix	Change
Interest earned on:
Federal funds sold and interest bearing deposits	$279,206	(15,572)	(31,952)	231,682
Investment securities	43,612	18,546	17,533	79,692
Loans	3,797,063	176,771	459,056	4,432,889

Total interest income	4,119,881	179,745	444,637	4,744,263
Interest paid on:
Demand	365,768	10,851	22,577	399,196
Time	1,067,792	112,332	388,345	1,568,469
Other borrowed funds	(5,658)	1,775	(1,184)	(5,067)

Total interest expense	1,427,902	124,958	409,738	1,962,598

Net interest income	$2,691,979	54,787	34,899	2,781,665

Securities Portfolio

Types of Securities

The following table sets forth the carrying value of securities held by FNB Forsyth as of the dates indicated:

	June 30,		December 31,
	2007	2006	2006	2005
U.S. government agencies	$7,939,166	1,998,751	$2,000,625	2,055,803
Mortgage-backed securities	4,378,875	5,255,742	4,914,864	933,104
Collateralized mortgage obligations	700,461	830,649	769,568	922,300
Municipal bonds	3,121,076	0	3,265,806	—
Equity securities	1,246,192	1,154,792	1,382,692	896,292

Total	$17,385,770	9,239,934	$12,333,555	4,807,499

(1)

Equity securities consist of Federal Home Loan Bank of Atlanta stock, Federal Reserve Bank stock and Alliance Bancshares, Inc. common stock. For presentation purposes, the equity securities are not included in the maturity table below because they have no contractual maturity date.

Maturities

The amounts of debt securities as of June 30, 2007 are shown in the following table according to contractual maturities.

(Dollars in thousands)	< One year	1 – 5 Years	5 – 10 Years	> 10 Years	Total	Weighted Average Yield
U.S. Treasuries & Agencies	$—	—		7,932	7,932	5.81%
Mortgage backed securities	—	—	652	3,734	4,386	4.97%
Collateralized mortgage obligations	—	—		701	701	4.55%
Municipal bonds	—	—		3,121	3,121	4.15%

Total	—	—	652	15,488	16,140	5.20%

Yields were computed using coupon interest rates, including discount accretion and premium amortization. The weighted average yield for each maturity range was computed using the carrying value of each security in that range.

Loan Portfolio

Types of Loans

The following table sets forth loans by purpose as of the dates indicated therein:

	For the Six Months Ended June 30,				For the Years Ended December 31,
(Dollars in thousands)	2007		2006		2006		2005
Classification	$	%	$	%	$	%	$	%
Commercial	5,244	2.9%	7,984	5.9%	4,605	2.8%	4,302	4.0%
Real estate—construction	71,317	38.7%	54,116	40.2%	64,117	39.4%	37,073	34.7%
Real estate—mortgage	99,027	53.8%	65,646	48.8%	86,767	53.3%	60,976	57.1%
Consumer and other	8,473	4.6%	6,853	5.1%	7,352	4.5%	4,442	4.2%

Total	184,061	100.0%	134,599	100.0%	162,841	100.0%	106,793	100.0%

Allowance for loan loss	(2,583)		(1,684)		(2,035)		(1,375)

Net loans	181,478		132,915		160,806		105,418

Maturities and Sensitivities to Changes in Interest Rates

Selected loans as of June 30, 2007 are shown in the following table according to contractual maturity.

(Dollars in thousands)	One year or Less	Over one to Five years
Commercial, financial and agricultural	$4,153	680
Real estate—construction	71,193	125

Total	$75,346	805

The following table summarizes loans at December 31, 2006 with the due date after one year for predetermined and floating or adjustable interest rates.

(Dollars in thousands)	Rate Structure for Loans Maturing over One Year
	Adjustable Rate	Fixed Rate	Total
Commercial	$—	1,091	1,091
Real estate—construction	—	124	124

Total	$—	1,215	1,215

Risk Elements

Allied had no non-performing loans outstanding at June 30, 2007, December 31, 2006 or December 31, 2005. Allied has no reduction in interest income from nonaccrual loans under their original terms and no interest income that was recorded on nonaccrual loans.

Allied’s management includes nonaccrual loans in its definition of impaired loans as determined by Financial Accounting Standards Board Statement Numbers 114 and 118.

Allied’s policy is to discontinue the accrual of interest income when, in the opinion of management, collection of such interest becomes doubtful. This status is determined when: (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected; and (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

Accrual of interest on such loans is resumed when, in management’s judgment, the collection of interest and principal becomes probable. Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware and which cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower, these loans have collateral pledged which would prevent the recognition of substantial losses.

Summary of Loan Loss Experience

The following table summarizes average loan balances for the periods set forth therein determined using the daily average balances during the period; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to expense; and the ratio of net charge-offs during the year to average loans.

Summary of Loan Loss Experience

	Six Months Ended June 30,		Year Ended December 31
(Dollars in thousands)	2007	2006	2006	2005
Allowance at beginning of period	$2,036	1,375	$1,375	655
Charge-offs	—	—	—	—
Recoveries	—	—	—	—

Net charge offs	—	—	—	—
Provisions charged to earnings	547	310	661	720

Allowance at end of period	2,583	1,685	2,036	1,375
Ratio of net charge offs to average loans	NA	NA	NA	NA
Ratio of allowance to total loans	1.40%	1.25%	1.25%	1.29%

The following tables set forth the allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated:

	June 30,
	2007		2006
	Amount	%	Amount	%
Balance at end of period applicable to:
Commercial, financial and agricultural	$113,724	4.4%	91,027	5.4%
Real estate—mortgage	1,259,382	48.8%	859,988	51.0%
Real estate—construction	1,162,372	45.0%	681,441	40.5%
Consumer and other loans	47,110	1.8%	52,369	3.1%
Unallocated	0	0%	0	0%

Total	$2,582,588	100.0%	1,684,825	100.0%

	December 31,
	2006		2005
	Amount	%	Amount	%
Balance at end of period applicable to:
Commercial, financial and agricultural	$73,953	3.6%	86,158	6.3%
Real estate—mortgage	786,679	38.7%	760,284	55.3%
Real estate—construction	1,082,117	53.1%	504,061	36.6%
Consumer and other loans	92,768	4.6%	24,411	1.8%
Unallocated	0	0%	0	0%

Total	$2,035,517	100.0%	1,374,914	100.0%

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Allied’s management’s evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review FNB Forsyth’s allowance for loan losses. Such agencies may require our subsidiary bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. See also the allowance for loan loss discussion in “Critical Accounting Policies” above.

Allied’s allowance for loan losses was $2,583,000 at June 30, 2007, representing 1.40% of total loans, compared with $1,685,000 at June 30, 2006, which represented 1.25% of total loans. Allied’s allowance for loan losses was $2,036,000 at December 31, 2006, representing 1.25% of total loans, compared with $1,375,000 at December 31, 2005, which represented 1.29% of total loans.

Deposits

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits, are presented below. Average balances were determined using daily average balances.

	For the Six Months Ended June 30,
(Dollars in thousands)	2007		2006
	Amount	Rate %	Amount	Rate %
Non-interest bearing demand	18,080	—	13,001	—
Interest bearing demand	23,548	2.91%	26,163	2.34%
Time Deposits	141,314	5.44%	91,404	4.61%

Total	182,942	4.72%	130,568	3.69%

	For the Years ended December 31,
(Dollars in thousands)	2006		2005
	Amount	Rate %	Amount	Rate %
Non-interest bearing demand	16,086	—	7,256	—
Interest bearing demand	24,260	2.39%	24,285	2.37%
Time Deposits	103,215	4.89%	52,948	3.55%

Total	143,561		84,489	—

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of June 30, 2007 and December 31, 2006 are shown below by category.

	June 30, 2007 Amount	December 31, 2006 Amount
Three months or less	$28,173	28,679
Over three months through six months	34,725	33,862
Over six months through twelve months	40,191	9,497
Over twelve months	10,210	14,160

Total	$113,299	86,198

Return on Equity and Assets

The following table sets forth rate of return information for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005
Return on assets(1)	.93%	1.05%	1.20%	.82%
Return on equity(2)	11.39%	10.53%	12.54%	5.90%
Dividend payout ratio(3)	0	0	0	0
Equity to assets ratio(4)	8.21%	10.01%	9.53%	13.81%

(1)	Net income divided by average total assets
(2)	Net income divided by average equity.
(3)	Dividends declared per share divided by diluted earnings per share.
(4)	Average equity divided by average total assets.

Borrowings

Allied had no borrowings (“Advances”) from the Federal Home Bank of Atlanta outstanding at June 30, 2007 compared to $5,000,000 outstanding at December 31, 2006 and none at December 31, 2005. Advances by the Federal Home Loan Bank accrue interest at a variable rate which reset each month until maturity on June 20, 2007. The initial interest rate in effect for December 2006 was 5.31% and is based on the Reference Rate as established by the Federal Home Loan Bank and is approximately equal to the one—month LIBOR rate (interest rates at which deposits in U.S. Dollars are offered by major banks in the London interbank market.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

Allied’s asset/liability mix is monitored on a regular basis and a report evaluating the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to FNB Forsyth’s board of directors monthly and the Asset and Liability Management Committee of FNB Forsyth’s board of directors on a quarterly basis for a more in-depth discussion. The objective of this policy is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If Allied’s yields on earning assets and rates paid on liabilities changed concurrently and with the same magnitude, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, Allied also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate loans, have features (generally referred to as “interest rate caps and floors”) which limit the amount of changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect Allied’s liquidity position. FNB Forsyth currently prices deposits in response to market rates and it is management’s intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At June 30, 2007 Allied’s cumulative one year interest rate sensitivity gap ratio was 0.97. This indicates that Allied’s interest-earning assets will reprice during this period at a rate faster than Allied’s interest-bearing liabilities.

The following table sets forth the distribution of the repricing of Allied’s interest-earning assets and interest-bearing liabilities as of June 30, 2007, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio.

The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of Allied’s customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

Maturity/Repricing of Assets and Liabilities

(Amounts in thousands)	1 Year Or Less	Over 1 year Through 2 years	Over 2 yrs Through 5 years	Over 5 Years	Total
Interest earning assets
Fed funds sold and deposits in banks	$11,144	—	—	—	11,144
Investment securities	—	—	—	16,140	16,140
Other investments	1,248	—	—	—	1,248
Adjustable rate loans	118,849	—	—	—	118,849
Fixed rate loans	32,114	9,291	21,600	2,207	65,212

Total interest earning assets	163,355	9,291	21,600	18,347	212,593
Interest bearing liabilities
Interest bearing demand (NOW & MMDA)	$15,645	—	—	—	15,645
Savings	6,021	—	—	—	6,021
Time deposits	147,169	7,345	9,617	—	164,131

Total interest bearing liabilities	168,835	7,345	9,617	—	185,797

Interest rate sensitivity gap	$(5,480)	1,946	11,983	18,347

Cumulative interest rate sensitivity gap	$(5,480)	(3,534)	8,449	26,796

Cumulative interest rate sensitivity gap to total assets	(2.51)%	(1.62)%	3.88%	12.29%

Allied’s management believes the measurement of interest rate risk using gap analysis is enhanced when used in conjunction with an earnings simulation model. As of June 30, 2007, Allied measured its asset sensitive interest rate risk position based on its simulation model results. This positioning is expected to result in an increase in net interest income in a rising rate environment and a decrease in net interest income in a declining rate environment. This is generally true due to a greater proportion of interest earning assets repricing on a variable rate basis as compared to variable rate funding sources. This asset sensitivity is indicated by various interest income simulations. The actual realized change in net interest income would depend on several factors. These factors include, but are not limited to, actual realized growth in asset and liability volumes, as well as the mix experienced over these time horizons. Market conditions and their resulting impact on loan, deposit, and funding pricing would also be a primary determinant in the realized level of net interest income. The table below shows the impact on net interest margins over a twelve-month period when subjected to an immediate 200 basis point increase and decrease in interest rates.

Twelve Month Net Interest Income Sensitivity

Change in Short-Term Interest Rates (in basis points)	Estimated Change in Net Interest Income
+200	16.78%
Flat	—
-200	(8.16)%

Allied actively manages the mix of asset and liability maturities to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on us due to the rate variability and short-term maturities of Allied’s earning assets. In particular, as of June 30, 2007 approximately 65% of the loan portfolio is comprised of loans which have variable interest rates or mature within one year.

Certain Allied Directors

Directors

The following table sets forth information about the directors of Allied who will become directors of the combined entity following the merger.

Allied currently has a classified board of directors, meaning that one-third of the total Allied board will be elected each year at the annual meeting of shareholders to a three-year term. Following the merger, the directors who will continue as directors of the combined entity will be appointed to annual terms, subject to re-election at future annual meetings of Buckhead Community.

Each of these persons has been a director of Allied since its organization in 2003. In addition, each of those persons has been a director of FNB Forsyth since its organization in 2004.

NAME	AGE	CLASS	PRINCIPAL OCCUPATION
Andrew K. Walker	55	3	Director; Mr. Walker is President and CEO of Allied and is CEO of FNB Forsyth. He has served in these positions since May, 2003. He has more than 30 years experience in the banking industry.

Jackson P. Turner	82	3	Director; Mr. Turner is the Chairman and President of C. C. Financial, Inc. He also serves as Chairman of Alliance Bancshares, Inc. and Alliance National Bank, Dalton, Georgia.

Andrew K. Walker serves as President and Chief Executive Officer of Allied and CEO of FNB Forsyth at the pleasure of the Board of Directors of Allied.

There are not, and have not been during the last five years, any involvements by the above-listed persons in legal proceedings relating to the Federal bankruptcy act, Federal commodities law violations, or securities law violations. In addition, none of the above-listed persons are currently charged with or within the last five years have been convicted of any criminal violations of law (other than minor traffic violations). In addition, there are not, and have not been within the last five years, any orders, judgments or decrees enjoining or limiting any director from engaging in any type of business practice or activity.

There are no family relationships among the above-listed directors, or any of them and any members of management of Allied or FNB Forsyth except that Jackson P. Turner is Andrew K. Walker’s father-in-law.

No director listed above is a director of another public company.

Allied has a standing audit committee, which reviews independent audit reports to report the findings to the Board of Directors and recommends the independent auditors. The committee also reviews the audited financial statements and related notes with management and the independent accountants. The audit committee operates under a written charter adopted by the Board of Directors. Mr. Turner serves as the chairman of this committee, and Mr. Walker is a non-voting, ex-officio member. All of the voting members of the Audit Committee are independent (as independence is defined in the rules of the National Association of Securities Dealers’ listing standards), except Mr. Turner, since he is the father-in-law of Mr. Walker.

Allied’s Board of Directors has determined that Peter L. Gatti, one of the directors serving on Allied’s audit committee, is an audit committee financial expert, as that term is defined under SEC Rules, and that Mr. Gatti is independent, as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Mr. Gatti served on the audit committee of First National Bank of Johns Creek from 1999 until December, 2002, when the bank merged with Main Street Bank. Since 1989 Mr. Gatti has also been vice president and co-owner of Fax Tax, Inc. and E-Tax, Inc., accounting and tax firms that have over 600 satellite offices and that process tax returns on an electronic basis.

Executive Compensation

Allied does not separately compensate any of its directors or executive officers. Any compensation paid them is paid by FNB Forsyth. The following sets forth certain information concerning the compensation of Andrew K. Walker during fiscal years 2006 and 2005. Mr. Walker is the only current executive officer of Allied who will become an executive officer of the combined entity following the merger.

Executive Compensation

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)		All Other Compensation (2)	Total ($)
Andrew K. Walker	2006	177,083	40,250	10,281		—	227,614
President and Chief Executive Officer	2005	164,792	32,813	164,566	(3)	—	362,171

(1)

Includes a portion of the value of stock options granted in 2004, i.e. the value of the portion of the options vesting in 2006 or 2005, as applicable. Please refer to footnotes 1 and 9 to Allied’s financial statements for a discussion of the assumptions related to the calculation of such value.

(2)	In accordance with SEC rules, the table omits perquisites and other personal benefits which may be derived from business-related expenditures that in the aggregate do not exceed $10,000 annually.
(3)

Includes the value of warrants to purchase common stock issued to Mr. Walker as an organizing director. In July, 2005, Allied approved the acceleration of vesting of all outstanding warrants which resulted in 42,857 warrants of Mr. Walker vesting in 2005. The value of Mr. Walker’s warrants vesting in 2005 was determined in accordance with FAS 123R.

Employment Agreements

Andrew K. Walker has an employment agreement with Allied Bancshares and FNB Forsyth under which he will serve as President and Chief Executive Officer of Allied and of FNB Forsyth. The employment agreement provides for an initial term of 5 years. He was paid an annual salary of $164,792 in 2005, and is also entitled to certain performance bonuses. The criteria for earning performance bonuses have been established by the Board of Directors.

Under Mr. Walker’s employment agreement and the stock option plan adopted by the Board of Directors, Allied granted to him options to purchase 25,000 shares of Allied’s common stock. The purchase price for the shares is $10.00 per share, and the options have a term of ten years. The option agreement provides that the option to purchase one-fifth of the shares subject to the options will vest on the last day of each of the first five fiscal years of Allied after the opening date of FNB Forsyth, but only if Mr. Walker remains employed by Allied and FNB Forsyth on such date. If FNB Forsyth’s primary regulator issues a capital directive or other order requiring FNB Forsyth to obtain additional capital, the options will be forfeited if not then exercised.

If Allied and FNB Forsyth terminate Mr. Walker’s employment without cause during the term of the agreement, FNB Forsyth and Allied will be obligated to pay him severance pay for the remaining term of the agreement. If Mr. Walker’s employment is terminated due to a sale, merger or other change of control of Allied, FNB Forsyth and Allied will be obligated to pay him severance pay equal to 100% of his then current monthly base salary each month for 12 months from the termination date. Furthermore, Allied must remove any restrictions on outstanding stock options so that all such options vest immediately.

In addition, Mr. Walker’s employment agreement provides that for a period of twelve months following voluntary termination by Mr. Walker, but not beyond the original termination date of his employment term under the agreement, Mr. Walker may not so long as he is receiving compensation from FNB Forsyth: (i) be employed in the Banking business or any related field thereto within Forsyth County, (ii) solicit customers of FNB Forsyth for the purpose of providing financial services; (iii) solicit employees of FNB Forsyth for employment; (iv) furnish anyone or use any list of customers of FNB Forsyth for Banking purposes; or (v) furnish, use or divulge to anyone any information acquired by him from FNB Forsyth relating to FNB Forsyth’s methods of doing business.

Equity Awards

The following table provides a complete summary of all equity awards to Mr. Walker on a grant-by-grant basis.

Outstanding Equity Awards at December 31, 2006

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Andrew K. Walker	15,000	(1)	10,000	(1)	10.00	8/17/2014
	42,857	(2)	-0-	(2)	10.00	4/05/2014

(1)

The options were granted August 18, 2004 and become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2004 through December 31, 2008, and expire after ten years.

(2)	Stock warrants issued April 5, 2004 pursuant to the Stock Warrant Plan dated October 15, 2003. All warrants have vested.

All options are not subject to performance conditions, but are subject to service-based vesting conditions. The exercise price for the options granted is no less than the market price on the day the option is granted, as determined by the Allied Board of Directors.

Director Compensation

FNB Forsyth presently pays a director’s fee to non-employee directors for attendance at Board of Directors meetings. The directors of Allied and FNB Forsyth presently do not receive a fee for attending committee meetings. Each non-employee director was paid a fee of $500 for each Board meeting attended beginning with the April, 2006 meeting. The following table provides the compensation paid to Jackson P. Turner for Allied’s fiscal year ended December 31, 2006. Mr. Turner is Allied’s only current non-employee director who will become a director of the combined entity following the merger.

Director Compensation Table

(Year Ended December 31, 2006)

Name	Fees Earned or Paid in Cash ($)	All other Compensation ($)	Total $
Jackson P. Turner	4,000	—	4,000

Equity Compensation Plans

The following table summarizes information as of August 15, 2007 relating to equity compensation plans of Allied pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares may be granted from time to time.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders(1)	400,442	$11.09	53,000
Equity compensation plans not approved by security holders	—	—	—

Total	400,442	$11.09	53,000

(1)	The only plans are Allied’s 2004 Stock Option Plan and Allied’s Stock Warrant Plan, both of which were approved by the shareholders of Allied at the annual meeting held on April 20, 2006.

Certain Relationships and Related Transactions

In the ordinary course of its banking business, FNB Forsyth has had and anticipates that it will continue to have transactions with various of its directors, officers, principal shareholders, and their associates. All loans and commitments to extend loans included in such transactions were made in the ordinary course of business substantially on the same terms, including interest rates and collateral, as those prevailing from time to time on comparable transactions with unaffiliated persons; are not such as are required to be classified as non- accrual, past due, restructured or creating potential problems; and do not involve more than a normal risk of collectibility or present any other unfavorable features. The amount of extensions of credit by FNB Forsyth outstanding at any time from the beginning of the last fiscal year to date to a director, executive officer or principal security holder and their associates, individually or in the aggregate, did not exceed the maximum permitted under applicable banking regulations.

The Board of Directors has reviewed the relationship between directors and Allied in light of the independence standards contained in the rules of the National Association of Securities Dealers’ listing standards (“NASDAQ”). The purpose of the review was to determine whether any director, either directly or indirectly, has a material relationship with Allied that would preclude the director from being independent. As a result of the review, the Board has affirmatively determined that each director is an independent director, other than Andrew K. Walker, Sam R. Story, III, and Richard E. Bell, who are executive officers of FNB Forsyth, and Jackson P. Turner, who is the father-in-law of Andrew K. Walker.

The directors named as follows have been determined by the Board of Directors to be independent:

Carl Hansson	Brent H. Baker, Sr.
Peter L. Gatti	John S. (Trip) Martin, III
Jim P. Meadows	Charles Y. Allgood

In the process of evaluating the independence of these directors, the Board considered all relevant factors, facts and circumstances. Specifically, the Board considered the following.

•

All of the directors, either individually or through an affiliated entity, have a customer relationship with Allied in the ordinary course of business, on terms and conditions not more favorable than those afforded by Allied to other similarly situated customers.

•

Directors Baker and Gatti, either individually or through an affiliated entity, have a borrower relationship with Allied on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans by Allied to unrelated persons, and involving no more than the normal risk of collectibility and no other unfavorable features.

•	Mr. Meadow’s son is a non-executive employee of FNB Forsyth.

•	Mr. Baker’s son is a non-executive employee of FNB Forsyth.

In each case the Board concluded, in light of the independence standards of NASDAQ, that the transaction or relationship does not rise to the level such that it could reasonably be deemed to impair the director’s exercise of independent judgment and autonomy in carrying out the duties and responsibilities of a director.

OTHER MATTERS

Allied’s management is not aware of any other matters to be brought before the special shareholders’ meeting. However, if any other matters are properly brought before the meeting, the persons named in the enclosed proxy card will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, contained in Allied’s consolidated financial statement for the year ended December 31, 2006 included as part of this proxy statement-prospectus and registration statement have been audited by Porter Keadle Moore, LLP. The consolidated financial statements and schedules as of December 31, 2006, and for each of the years in the three-year period ended December 31, 2006 for Buckhead Community included as part of this proxy statement-prospectus and registration statement have been audited by Mauldin & Jenkins, LLC.

LEGAL MATTERS

Powell Goldstein LLP has provided an opinion to Buckhead Community and Allied as to the validity of the shares of common stock that Buckhead Community will issue in the merger. The federal tax consequences of the merger have also been passed upon by Powell Goldstein LLP. Certain additional legal matters relating to the merger are being passed upon for Buckhead Community by Powell Goldstein LLP and for Allied by Stewart, Melvin & Frost, LLP.

IMPORTANT NOTICE FOR ALLIED’S SHAREHOLDERS

If you cannot locate your Allied common stock certificate(s), please contact Andrew Walker at Allied, 1700 Marketplace Blvd., Cumming, Georgia 30041 telephone number (678) 947-3595. If you have misplaced your stock certificates or if you hold certificates in names other than your own and wish to vote in person at the special meeting, we encourage you to resolve those matters before the meeting.

Please do not send your Allied stock certificates at this time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Allied is a publicly traded company and is required to file certain reports, proxy statements and other information with the SEC. The SEC maintains a web site on the Internet that contains reports, proxy statements and other information about public companies, including Allied. The address of that site is http://www.sec.gov. You may also read and copy any materials filed with the SEC by Allied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Buckhead Community has filed a registration statement on Form S-4 with the SEC that registers the Buckhead Community common stock to be issued in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Buckhead Community and a proxy statement of Allied for the special meeting.

This proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Buckhead Community and the Buckhead Community common stock to be issued in the merger. Statements contained in this proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above.

Buckhead Community has supplied all of the information contained in this proxy statement-prospectus relating to Buckhead Community and its subsidiary banks. Allied has supplied all of the information relating to it.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

BUCKHEAD COMMUNITY BANCORP, INC.

THE BUCKHEAD COMMUNITY BANK,

ALLIED BANCSHARES, INC.,

AND

FIRST NATIONAL BANK OF FORSYTH COUNTY

Dated as of March 1, 2007

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of March 1, 2007, by and among BUCKHEAD COMMUNITY BANCORP, INC. (“Purchaser”), a Georgia corporation, and THE BUCKHEAD COMMUNITY BANK (“Purchaser Bank”), a Georgia chartered bank on one hand, and ALLIED BANCSHARES, INC. (“Target”), a Georgia corporation, and FIRST NATIONAL BANK OF FORSYTH COUNTY (“Target Bank”), a national banking association on the other hand.

Preamble

The respective Boards of Directors of Target, Purchaser, Target Bank and Purchaser Bank are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for (i) the merger of Target Bank with and into Purchaser Bank (the “Bank Merger”) and (ii) the merger of Target with and into Purchaser, as a result of which the outstanding shares of the capital stock of Target shall be converted into the right to receive cash and shares of the common stock of Purchaser and the shareholders of Target (other than those shareholders who exchange their shares solely for cash) shall become shareholders of Purchaser (the “Company Merger” and, together with the Bank Merger, the “Mergers”). The transactions described in this Agreement are subject to the approvals of the shareholders of Target, the Board of Governors of the Federal Reserve System, the Georgia Department of Banking and Finance, the Federal Deposit Insurance Corporation and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties of this Agreement that the Company Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1 Company Merger. Subject to the terms and conditions of this Agreement, Target shall be merged with and into Purchaser in accordance with the provisions of Section 14-2-1101 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC. Purchaser shall be the Surviving Entity resulting from the Company Merger and shall continue to be governed by the Laws of the State of Georgia. The Company Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Purchaser.

1.2 Bank Merger. Concurrent with the consummation of the Company Merger, Target Bank shall be merged with and into Purchaser Bank in accordance with the Financial Institutions Code of Georgia pursuant to the terms and conditions of the Bank Agreement and Plan of Merger and Merger Agreement attached hereto as Exhibit A. Target shall vote the shares of Target Bank in favor of the Bank Merger Agreement and the Bank Merger.

1.3 Effective Time. The Mergers and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Mergers shall become effective with the Secretary of State of Georgia (the “Effective Time”). At the Effective Time, the separate corporate existence of Target and Target Bank shall cease, and Purchaser and Purchaser Bank, respectively, shall continue as the Surviving Entity.

1.4 Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at the office of Powell Goldstein LLP, 1201 West Peachtree Street, Atlanta, GA 30309, or at such location as may be mutually agreed upon by the Parties.

ARTICLE 2

TERMS OF MERGER

2.1 Articles of Incorporation. The Articles of Incorporation of Purchaser and Purchaser Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the respective Surviving Entity.

2.2 Bylaws . The Bylaws of Purchaser and Purchaser Bank in effect immediately prior to the Effective Time shall be the Bylaws of the respective Surviving Entity until duly amended or repealed.

2.3 Directors and Officers. The officers and directors of Purchaser and Purchaser Bank in office immediately prior to the Effective Time shall serve as the officers and directors of the respective Surviving Entity from and after the Effective Time. In addition, two directors (Andrew Walker and one other director to be mutually determined by the Parties) will be added to the Purchaser’s Board of Directors.

ARTICLE 3

MANNER OF CONVERTING SHARES

3.1 Conversion of Target Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Company Merger and without any action on the part of Purchaser, Target, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Target Common Stock outstanding immediately prior to the Effective Time, other than shares held by Target or with respect to which the holders thereof have perfected dissenters’ rights under Article 13 of the GBCC (the “Dissenting Shares”), shall automatically be converted at the Effective Time into the right to receive its pro rata portion of the Merger Consideration (adjusted proportionately for any stock split, stock dividend, recapitalization, reclassification, or similar transaction that is effected by either Party, or for which a record date occurs). Such shares to be converted are sometimes referred to herein as the “Outstanding Target Shares.” Subject to adjustment as set forth below, each holder of Target Common Stock may elect to receive his or her portion of the Merger Consideration in the form of (i) cash in the amount of $30.00 per share of Target Common Stock, (ii) 1.2 shares of Purchaser Common Stock per share of Target Common Stock, or (iii) a combination of both.

The relative proportions of a shareholder’s elected portion of the Merger Consideration represented by cash and shares of Purchaser Common Stock is subject to pro rata adjustment by the Exchange Agent to the extent necessary to effect the issuance of not more than the Maximum Cash Consideration, subject to the following: (i) in the case of holders of Target Common Stock that fail to make a timely election or do not indicate an election, such holders shall receive Stock Consideration; (ii) if the total of elections to receive Cash Consideration does not exceed the Maximum Cash Consideration, holders of Target Common Stock that have elected to receive any portion of their Merger Consideration in cash shall receive a combination of Cash Consideration and Stock Consideration or all Cash Consideration if they have so elected without adjustment; and (iii) if elections to receive Cash Consideration exceed the Maximum Cash Consideration, (A) each holder of Target Common Stock and/or Target Warrants that has elected to receive not more than

25% of his or her Merger Consideration in Cash Consideration shall receive such amount of Cash Consideration elected; and (B) each holder of Target Common Stock and/or Target Warrants that has elected to receive more than 25% of his or her Merger Consideration in Cash Consideration shall receive (1) Cash Consideration equal to 25% of his or her Merger Consideration plus (2) additional Cash Consideration adjusted on a pro rata basis among the holders electing to receive more than 25% of their Merger Consideration in Cash Consideration so that the Maximum Cash Consideration is not exceeded.

(c) Notwithstanding any other provision of this Agreement, each holder of Outstanding Target Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all certificates delivered by such holder)

shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Purchaser Common Stock multiplied by $25.00. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

(d) Each share of Target Common Stock that is not an Outstanding Target Share as of the Effective Time, including any shares of Target Common Stock owned by Target, shall be canceled without consideration therefor.

(e) No Dissenting Shares shall be converted in the Company Merger. All such shares shall be canceled, and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Article 13 of the GBCC; provided, however, that if any such shareholder fails to perfect his or her rights as a dissenting shareholder with respect to his or her Dissenting Shares in accordance with Article 13 of the GBCC or withdraws or loses such holder’s Dissenter’s Rights, such shares held by such shareholder shall be treated the same as all other holders of Target Common Stock who at the Effective Time held Outstanding Target Shares.

3.2 Conversion of Stock Options and Warrants.

(a) At the Effective Time, all rights with respect to Target Common Stock pursuant to options (“Target Options”) granted by Target under the Target Stock Plans which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Purchaser Common Stock, and Purchaser shall assume each Target Option in accordance with the terms of the Target Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Target Option assumed by Purchaser may be exercised solely for shares of Purchaser Common Stock, (ii) the number of shares of Purchaser Common Stock subject to such Target Option shall be equal to the number of shares of Target Common Stock subject to such Target Option immediately prior to the Effective Time multiplied by 1.2, and (iii) the per share exercise price under each such Target Option shall be adjusted by dividing the per share exercise price under each such Target Option by 1.2 and rounding up to the nearest cent. Notwithstanding the provisions of clause (ii) of the preceding sentence, Purchaser shall not be obligated to issue any option for a fraction of a share of Purchaser Common Stock upon conversion, and any fraction of a share of Purchaser Common Stock that would otherwise be subject to a converted Target Option shall represent the right to receive a cash payment equal to (i) the product of such fraction and $25.00 minus (ii) the product of such fraction and the per share exercise price of such Target Option. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an “incentive stock option.” Target and Purchaser agree to take all necessary steps to effect the provision of this Section 3.2.

(b) All restrictions or limitations on transfer with respect to Target Common Stock awarded under the Target Stock Plans or any other plan, program or arrangement of any Target Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program or arrangement, shall remain in full force and effect with respect to shares of Purchaser Common Stock into which such restricted stock is converted pursuant to Section 3.2 of this Agreement.

(c) At the Effective Time, all rights with respect to warrants granted by Target pursuant to Target Stock Plans (the “Target Warrants”) which are outstanding at the Effective Time shall be converted into the right to receive Merger Consideration as set forth in Section 3.1 of the Agreement for each share of Target Common Stock which the holders of the Target Warrants would be authorized to elect to receive had such Target Warrants been exercised prior to the Effective Time less an amount equal to the exercise price of each such Target Warrant.

3.3 Conversion of Target Bank Shares . Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Bank Merger and without any action on the part of Purchaser Bank, Target Bank, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Purchaser Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Target Bank common stock outstanding immediately prior to the Effective Time shall automatically be cancelled at the Effective Time.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. Prior to the Effective Time, Purchaser shall select a transfer agent, bank or trust company to act as exchange agent (the “Exchange Agent”) to effect the delivery of the Merger Consideration to holders of Target Common Stock. At the Effective Time, Purchaser shall deliver the Merger Consideration to the Exchange Agent. Promptly following the Effective Time, the Exchange Agent shall send to each holder of Outstanding Target Shares immediately prior to the Effective Time an election form and letter of transmittal (the “Letter of Transmittal”) for use in exchanging certificates previously evidencing shares of Target Common Stock (“Old Certificates”). The Letter of Transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of any cash and certificates representing Purchaser Common Stock, which certificates shall be deposited with the Exchange Agent by Purchaser as of the Effective Time. If any certificates for shares of Purchaser Common Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. Subject to applicable law and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, upon surrender of his or her Old Certificates, the holder thereof shall be paid the consideration to which he or she is entitled. All such property, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one (1) year from the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to Purchaser, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable laws and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, look as a general creditor only to Purchaser for payment or delivery of such property. In no event will any holder of Target Common Stock exchanged in the Merger be entitled to receive any interest on any amounts held by the Exchange Agent or Purchaser of the Merger Consideration.

4.2 Rights of Former Target Shareholders.

(a) At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing Outstanding Target Shares shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in

Section 3.1 in exchange therefor. To the extent permitted by Law, former shareholders of record of Target shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Common Stock into which their respective shares of Target Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for certificates representing Purchaser Common Stock in accordance with the provisions of this Agreement.

(b) Whenever a dividend or other distribution is declared by Purchaser on the Purchaser Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Purchaser Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Purchaser Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Old Certificate until such holder surrenders such Old Certificate for exchange as provided in Section 4.1. However, upon surrender of such Old Certificate, both the Purchaser Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Old Certificate.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF TARGET AND TARGET BANK

Target hereby represents and warrants to Purchaser as follows:

5.1 Organization, Standing, and Power .

(a) Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed. The minute book and other organizational documents for Target have been made available to Purchaser for its review and, except as disclosed in Section 5.1 of the Target Disclosure Memorandum, accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b) Target Bank is a national bank duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Target. The minute books and other organizational documents and corporate records for Target Bank have been made available to Purchaser for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Target Bank is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Authority of Target and Target Bank; No Breach By Agreement .

(a) Target and Target Bank have the corporate power and authority necessary to execute, deliver, and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target and Target Bank. Subject to the requisite approval by Target’s and Target Bank’s shareholders and any applicable Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of Target and Target Bank, enforceable against Target and Target Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Target or Target Bank, nor the consummation by Target or Target Bank of the transactions contemplated hereby, nor compliance by Target or Target Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target’s Articles of Incorporation or Bylaws or any resolution adopted by the board of directors or the shareholders of Target that is currently in effect, (ii) conflict with or result in a breach of any provision of Target Bank’s Articles of Incorporation or Bylaws or any resolution adopted by the board of directors or the shareholders of Target that is currently in effect, or (iii) except as disclosed in Section 5.2(b) of the Target Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of Target or Target Bank under, any Contract or Permit of Target or Target Bank, or, (iv) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to Target, Target Bank or any of its Assets (including any Purchaser Entity or Target becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target being reassessed or revalued by any Taxing authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Company Merger, by Target Bank of the Bank Merger, and the other transactions contemplated in this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of Target consists of 10,000,000 shares of $0.10 par value per share Target Common Stock, of which, as of the date of this Agreement, 1,504,000 shares are issued and outstanding. In addition, 142,500 shares of Target Common Stock are reserved for issuance pursuant to outstanding options to purchase shares of common stock (the “Common Stock Options”) and 287,142 shares are reserved for issuance pursuant to outstanding warrants to purchase common stock (the “Common Stock Warrants”). All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past shareholders of Target.

(b) The authorized capital stock of Target Bank consists of 2,000,000 shares of common stock, $5.00 par value per share. All of the issued and outstanding shares of capital stock of Target Bank are duly and validly issued and outstanding and are fully paid and nonassessable (except for assessment pursuant to 12 U.S.C. §55).

(c) Except as set forth in Section 5.3(a) or 5.3(b) of this Agreement or in Section 5.3(b) of the Target Disclosure Memorandum, there are no (i) shares of capital stock, preferred stock or other equity securities of Target or Target Bank outstanding or (ii) outstanding Equity Rights relating to the capital stock of Target or Target Bank.

5.4 Target Subsidiaries. Target has disclosed in Section 5.4 of the Target Disclosure Memorandum all of the Target Subsidiaries as of the date of this Agreement. No equity securities of a Target Subsidiary is or may become required to be issued (other than to Target) by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Target Subsidiary, and there are no contracts by which a Target Subsidiary is bound to issue (other than to Target) additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock (other than to Target). There are no contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock of a Target Subsidiary.

5.5 SEC Filings; Financial Statements.

(a) Target has timely filed and made available to Purchaser all SEC Documents required to be filed by Target since January 1, 2004 (the “Target SEC Reports”). The Target SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Target SEC Reports or necessary in order to make the statements in such Target SEC Reports, in light of the circumstances under which they were made, not misleading. No Target Subsidiary is required to file any SEC Documents.

(b) Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target SEC Reports, including any Target SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-QSB of the SEC), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6 Absence of Undisclosed Liabilities. Except as described in Section 5.6 of the Target Disclosure Memorandum, the Target Entities have no Liabilities of a nature required to be reflected on the consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheets of the Target Entities as of September 30, 2006, included in the Target Financial Statements or reflected in the notes thereto. The Target Entities have not incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or (ii) to legal, financial and other advisers in connection with the transactions contemplated by this Agreement.

5.7 Loan and Investment Portfolios. As of the date of this Agreement, all loans, discounts and financing leases reflected on the Target Financial Statements were, and with respect to the Target Financial Statements delivered as of the dates subsequent to the execution of this Agreement, will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business, (b) evidenced by genuine notes, agreements or other evidences of indebtedness and (c) to the extent secured, have been secured by valid liens and security interests that have been perfected. Except as specifically set forth in Section 5.7 of the Target Disclosure Memorandum, no Target Entity is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) known by the Target Entities to be otherwise in Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Target, the FDIC or the Office of the Comptroller of the Currency, or (iv) an obligation of any director, executive officer or 10% shareholder of Target who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

5.8 Absence of Certain Changes or Events. Since September 30, 2006, except as disclosed in the Target Financial Statements delivered prior to the date of this Agreement or in Section 5.8 of the Target Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, (ii) Target has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Target Common Stock and (iii) no Target Entity has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Target provided in Article 7. Except as may result from the transactions contemplated by this Agreement, no Target Entity has, since September 30, 2006:

(a) except as set forth in Section 5.8(a) of the Target Disclosure Memorandum, borrowed any money other than deposits or overnight fed funds or entered into any capital lease or leases; or, except in the ordinary course of business and consistent with past practices: (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgaged or otherwise subjected to any Lien any of its assets, sold, assigned or transferred any of its assets in excess of $50,000 in the aggregate or (iv) incurred any other Liability or loss representing, individually or in the aggregate, over $50,000;

(b) suffered over $50,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c) experienced any material adverse change in Asset concentrations as to customers or industries or in the nature and source of its Liabilities or in the mix or interest-bearing versus noninterest-bearing deposits;

(d) except as set forth in Section 5.8(d) of the Target Disclosure Memorandum, had any customer with a loan or deposit balance of more than $50,000 terminate, or received notice of such customer’s intent to terminate, its relationship with Target Bank;

(e) failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(f) except as set forth in Section 5.8(f) of the Target Disclosure Memorandum, forgiven any debt owed to it in excess of $50,000, or canceled any of its claims or paid any of its noncurrent obligations or Liabilities;

(g) except as set forth in Section 5.8(g) of the Target Disclosure Memorandum, made any capital expenditure or capital addition or betterment in excess of $50,000.00;

(h) except as set forth in Section 5.8(h) of the Target Disclosure Memorandum, entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by it or increased (except for increases of not more than 5% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation would, following such increase, exceed $50,000;

(i) except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Target Financial Statements;

(j) authorized or issued any additional shares of Target Common Stock, preferred stock, or Equity Rights; or

(k) entered into any agreement, contract or commitment to do any of the foregoing.

5.9 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of any Target Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.9 of the Target Disclosure Memorandum. Target’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Target.

(b) No Target Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c) The provision for any Taxes due or to become due for any Target Entity for the period or periods through and including the date of the respective Target Financial Statements that has been made and is reflected on such Target Financial Statements is sufficient to cover all such Taxes.

(d) Deferred Taxes of the Target Entities have been provided for in accordance with GAAP.

(e) The Target Entities are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Target Material Adverse Effect.

(f) No Target Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g) There is no pending claim by any taxing authority of a jurisdiction where either the Target or Target Bank has not filed Tax Returns that either Target or Target Bank is subject to taxation in that jurisdiction.

(h) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount (individually or in the aggregate) that would not be deductible by Purchaser, Purchaser Bank, Target or Target Bank by reason of Code Section 280G or would be subject to Code Section 4999.

(i) Neither Target nor Target Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than the “affiliated group” of which Target is the “common parent.” Neither Target nor Target Bank is a party to any Tax sharing or Tax allocation agreement that will remain in affect after consummation to the Mergers contemplated by this Agreement.

5.10 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of the Target Entities included in the Target Financial Statements and the allowance shown on the consolidated balance sheets of the Target Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Target Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Target as of the dates thereof.

5.11 Assets.

(a) Except as disclosed in Section 5.11 of the Target Disclosure Memorandum or as disclosed or reserved against in the Target Financial Statements, the Target Entities have good and marketable title, free and clear of all Liens, to its Assets, except for (i) mortgages and encumbrances that secure indebtedness that is properly reflected in the Target Financial Statements or that secure deposits of public funds as required by law; (ii) Liens for taxes accrued but not yet payable; (iii) Liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such Liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or Assets or the potential sale of any of such owned properties or Assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. All tangible properties used in the business of the Target Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Target’s past practices. All Assets which are material to the Target Entities’ businesses on a consolidated basis, held under leases or subleases by a Target Entity, are held under valid Contracts enforceable against such Target Entity in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and, to the Knowledge of the Target Entities, each such Contract is in full force and effect.

(b) The Target Entities have paid all amounts due and payable under any insurance policies and guarantees applicable to the Target Entities and their respective Assets and operations; all such insurance policies and guarantees are in full force and effect, and all of the Target Entities’ material properties are insured in amounts, events and with deductibles, as set forth in Section 5.11(b) of the Target Disclosure Memorandum. No Target Entity has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $10,000 pending under such policies of insurance, and no notices of claims in excess of such amounts have been given by a Target Entity under such policies.

(c) With respect to each lease of any real property or personal property to which any Target Entity is a party (whether as lessee or lessor), except for financing leases in which a Target Entity is lessor, (i) such lease is in full force and effect in accordance with its terms against the Target Entity that is a party to the lease; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by the Target Entity that is a party to the lease; (iii) there exists no Default under such lease by the Target Entity that is party to the lease; and (iv) upon receipt of the consents described in Section 5.11(c) of the Target Disclosure Memorandum, the Mergers will not constitute a default or a cause for termination or modification of such lease.

(d) No Target Entity has a legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its Assets except in the ordinary course of business consistent with past practices.

(e) The Target Entities’ Assets include all Assets required to operate the businesses of the Target Entities as presently conducted.

5.12 Intellectual Property. The Target Entities own or have a license to use the Intellectual Property used by the Target Entities in the course of their businesses. The Target Entities own or have a license to any Intellectual Property sold or licensed to a third party by a Target Entity in connection with the Target Entities’ business operations, and the Target Entities have the right to convey by sale or license any Intellectual Property so conveyed. To the Knowledge of the Target Entities, no Target Entity has received notice of Default under any of their respective Intellectual Property licenses. No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of the Target Entities with respect to Intellectual Property used, sold or licensed by the Target Entities in the course of their businesses, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of the Target Entities, the conduct of the Target Entities’ businesses does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, no Target Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

5.13 Environmental Matters.

(a) To the Knowledge of the Target Entities, the Target Entities, their Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b) To the Knowledge of the Target Entities, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which the Target Entities or any of their Operating Properties or Participation Facilities (or the Target Entities in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the Target Entities or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c) During the period of (i) the Target Entities’ ownership or operation of any of their Assets, (ii) the Target Entities’ participation in the management of any Participation Facility, or (iii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) the Target Entities’ ownership or operation of any of its Assets, (ii) the Target Entities’ participation in the management of any Participation Facility, or (iii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property. No lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset of the Target Entities.

(d) Target has delivered to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by a Target Entity pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the Target Entities or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e) There are no aboveground or underground storage tanks, whether in use or closed, in, at, on, under any Asset of the Target Entities. Section 5.13(e) of the Target Disclosure Memorandum contains a detailed description of all above-ground or underground storage tanks removed by or on behalf of the Target Entities at or from any Asset of the Target Entities. Any such tank removals were performed in accordance with Environmental Laws and no soil or groundwater contamination resulted from the operation or removal of such tanks.

5.14 Compliance with Laws. Target is a Georgia corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, no Target Entity is:

(a) in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b) in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(c) since January 1, 2004, in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring the Target Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

Target Bank is a national bank whose deposits are and will at the Effective Time be insured by the FDIC.

Copies of all reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Purchaser.

5.15 Labor Relations. No Target Entity is a party to any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization or other employee representative to wages or conditions of employment, nor is any Target Entity party to any collective bargaining agreement, nor is there any pending or, to the Knowledge of the Target Entities, threatened strike, slowdown, picketing, work stoppage or other labor dispute involving Target. There is no activity involving any employees of the Target Entities seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.16 Employee Benefit Plans.

(a) Target and any other entities which now or in the past five years constitute a single employer within the meaning of IRC Section 414 are hereinafter collectively referred to as the “Company Group.”

(b) The following agreements, plans or arrangements, whether formal or informal and whether or not documented in writing, which are presently in effect and which cover current or former employees, directors and/or other service providers of any member of the Company Group (collectively “Participants”) are referred to as the “Company Plans”:

(i) Any employee benefit plan as defined in Section 3(3) of the ERISA, and any trust or other funding agency created thereunder, or under which any member of the Company Group, with respect to employees, has any outstanding, present, or future obligation or liability, or under which any employee or former employee has any present or future right to benefits which are covered by ERISA; or

(ii) Any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, vacation, severance, disability, hospitalization, medical, life insurance, split dollar or other employee benefit plan, program, policy, or arrangement, whether written or unwritten, formal or informal, which any member of the Company Group maintains or to which any member of the Company Group has any outstanding, present or future obligations to contribute or make payments under, whether voluntary, contingent or otherwise.

The plans, programs, policies, or arrangements described in subsection (i) or (ii) above are hereinafter collectively referred to as the “Company Plans.” Target has delivered to Purchaser true and complete copies, if any, of all written plan documents and contracts evidencing the Company Plans, as they may have been amended to the date hereof, together with the most recently filed IRS Form 5500 relating to each Company Plan, to the extent applicable, and any accompanying financial statements.

(c) Except as to those plans identified in Section 5.16 of the Target Disclosure Memorandum as Company Plans intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Company Qualified Plans”), no member of the Company Group maintains a Company Plan which meets or was intended to meet the requirements of Section 401(a). As to each Company Qualified Plan, the Internal Revenue Service has issued favorable determination letter(s) to the effect that such Company Qualified Plan is a tax-qualified plan in form and that any related trust is exempt from taxation, and such determination letter(s) remain in effect and have not been revoked or, in the alternative, the Internal Revenue Service has issued favorable determination letter(s) to the effect that the prototype plan under which such Company Qualified Plan has been adopted is a tax-qualified plan in form and that any related trust is exempt from taxation, and that Target may rely upon such favorable determination letter(s) and, to the Knowledge of Target, such favorable determination letter(s) remain in effect and have not been revoked. Copies of the most recent favorable determination letters and any outstanding requests for a favorable determination letter with respect to each Company Qualified Plan, if any, have been delivered to the Purchaser. Except as set forth in Section 5.16 of the Target Disclosure Memorandum, no Company Qualified Plan has been amended since the issuance of each respective most recent favorable determination letter. The Company Qualified Plans currently comply in form with the requirements under Internal Revenue Code Section 401(a), other than changes required by statutes, regulations and rulings for which amendments are not yet required. No issue concerning qualification of the Company Qualified Plans is pending before or is threatened by the Internal Revenue Service. The Company Qualified Plans have been administered according to their terms (except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case the Company Qualified Plans have been administered in accordance with the provisions of those statutes, regulations and rulings) and in accordance with the requirements of Internal Revenue Code Section 401(a). No member of the Company Group or any fiduciary of any Company Qualified Plan has done anything that would adversely affect the qualified status of the Company Qualified Plans or the related trusts. Prior to the Closing Date, any Company Qualified Plan which is required to satisfy Internal Revenue Code Sections 401(k)(3) and 401(m)(2) has been, or will be, tested for compliance with, and has satisfied, or will satisfy, the requirements of, such Sections of the Internal Revenue Code for each plan year ending prior to the Closing Date.

(d) Each member of the Company Group is in compliance with the requirements prescribed by any and all statutes, orders, governmental rules and regulations applicable to the Company Plans and all reports and disclosures relating to the Company Plans required to be filed with or furnished to any governmental entity, Participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable Law.

(e) No termination or partial termination of any Company Qualified Plan has occurred nor has a notice of intent to terminate any Company Qualified Plan been issued by a member of the Company Group.

(f) No member of the Company Group maintains an “employee benefit pension plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Internal Revenue Code.

(g) No member of the Company Group has any remaining liability under any previously maintained Company Plan, whether maintained as a written or unwritten, formal or informal arrangement.

(h) Each member of the Company Group has made full and timely payment of, or has accrued, pending full and timely payment, all amounts which are required under the terms of each of the Company Plans and in accordance with applicable Law and Contracts to be paid as a contribution to each Company Plan.

(i) No member of the Company Group has any obligation or liability to contribute or has contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(j) To the Knowledge of the Target Entities, no member of the Company Group nor any other “disqualified person” or “party in interest” (as defined in Internal Revenue Code Section 4975 and ERISA Section 3(14), respectively) with respect to the Company Plans, has engaged in any “prohibited transaction” (as defined in Internal Revenue Code Section 4975 or ERISA Section 406). All members of the Company Group and all fiduciaries with respect to the Company Plans, including any members of the Company Group which are fiduciaries as to a Company Plan, have complied in all respects with the requirements of ERISA Section 404. No member of the Company Group and no party in interest or disqualified person with respect to the Company Plans has taken or omitted any action which could lead to the imposition of an excise tax under the Internal Revenue Code or a fine under ERISA.

(k) No member of the Company Group has made or is obligated to make any nondeductible contributions to any Company Plan.

(l) No member of the Company Group is obligated, contingently or otherwise, under any agreement to pay any amount which would be treated as a “parachute payment,” as defined in Internal Revenue Code Section 280G(b) (determined without regard to Internal Revenue Code Section 280G(b)(2)(A)(ii)).

(m) Other than routine claims for benefits, there are no actions, audits, investigations, suits or claims pending, or threatened against any Company Plan, any trust or other funding agency created thereunder, or against any fiduciary of any Company Plan or against the assets of any Company Plan.

(n) Except as disclosed in Section 5.16 of the Target Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, parachute payments or otherwise) becoming due to any person, (ii) increase any benefits otherwise payable under any Company Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefit.

(o) Other than health continuation coverage required by COBRA, no member of the Company Group has any obligation to any retired or former employee, director or other service provider or any current employee, director or other service provider upon retirement or termination of employment under any Company Plan respecting health and/or death benefits.

(p) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) maintained by the Company Group for present or former directors, employees or other service providers have been fully and accurately reflected on the Target Financial Statements to the extent required by and in accordance with GAAP.

(q) Each nonqualified plan of deferred compensation, within the meaning of Section 409A of the Internal Revenue Code, maintained by one or more members of the Company Group has been operated in compliance with the requirements of Section 409A (or an available exemption therefrom) such that amounts of compensation deferred thereunder will not be includible in gross income under Section 409A prior to the distribution of benefits thereunder in accordance with the terms of such plan and will not be subject to the additional tax under Section 409A(a)(1)(B)(ii).

(r) The members of the Company Group, or any successor entity, may terminate any Company Plan prospectively at any time without further liability to any member of the Company Group or the successor entity, including, without limitation, any additional contributions, penalties, premiums, fees, surrender charges, market value adjustments or any other charges as a result of such termination, except to the extent of funds set aside for such purpose or reflected as reserved for such purpose on the Target Financial Statements.

(s) Since September 30, 2006, except as disclosed in Section 5.16 of the Target Disclosure Memorandum, no member of the Company Group has (i) increased the rate of compensation payable or to become payable to any director, employee or other service provider of the Company Group, other than in the ordinary course of business and consistent with past practice; (ii) amended or entered into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) paid or agreed to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amended any Company Plan, other than any amendment required by Law; (v) adopted any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Company Plan; or (vi) terminated any existing Company Plan.

5.17 Material Contracts. Except as disclosed in Section 5.17 of the Target Disclosure Memorandum or otherwise reflected in the Target Financial Statements, neither the Target Entities nor any of their Assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by the Target Entities or the guarantee by a Target Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract that prohibits or restricts any Target Entity or employee thereof from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course of business with customers), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Target Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), or (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet that is a financial derivative Contract (the “Target Contracts”). With respect to each Target Contract and except as disclosed in Section 5.17 of the Target Disclosure Memorandum: (i) the Contract is in full force and effect against the Target Entity; (ii) no Target Entity is in Default thereunder; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) to the Knowledge of any Target Entity, no other party to any such Contract is in Default in any respect, or has repudiated or waived any material provision thereunder. All of the indebtedness of the Target Entities for money borrowed is prepayable at any time by such Target Entity without penalty or premium.

5.18 Legal Proceedings. Except as disclosed in Section 5.18 of the Target Disclosure Memorandum, there is no Litigation instituted, pending or threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of a material unfavorable outcome) against any Target Entity, or against any employee benefit plan of the Target Entities, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against the Target Entities. Section 5.18 of the Target Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Target Entity is a party and that names a Target Entity as a defendant or cross-defendant or for which such Target Entity has any potential Liability in excess of $50,000.

5.19 Reports.

(a) Since the Target Entities’ respective incorporations, the Target Entities have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target Regulatory Reports complied as to form in all material respects with the applicable published rules and regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated.

5.20 Tax and Regulatory Matters. Target has not taken or agreed to take any action, and has no Knowledge of any fact or circumstance that is reasonably likely, to (i) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.21 Internal Accounting. The Target Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

5.22 Community Reinvestment Act. Target Bank has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

5.23 Privacy of Customer Information.

(a) The Target Entities are the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to the Purchaser Entities pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 5.23, “IIPI” shall include any information relating to an identified or identifiable natural person.

(b) The collection and use of such IIPI by the Target Entities, the transfer of such IIPI to the Purchaser Entities, and the use of such IIPI by the Purchaser Entities as contemplated by this Agreement complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

5.24 Technology Systems.

(a) Except to the extent indicated in Schedule 5.24 of the Target Disclosure Memorandum, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property that are used by the Target Entities (collectively, the “Technology Systems”) to continue by the Purchaser Entities to the same extent and in the same manner that it has been used by the Target Entities.

(b) Since January 1, 2005, the Technology Systems have not suffered unplanned disruption causing a Target Material Adverse Effect. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens. Access to business critical parts of the Technology Systems is not shared with any third party.

(c) Details of the Target Entities’ disaster recovery and business continuity arrangements have been provided to Purchaser.

(d) No Target Entity has received notice of or is aware of any material circumstances including, without limitation, the execution of this Agreement, that would enable any third party to terminate any of the Target Entities’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.25 Bank Secrecy Act Compliance. Target Bank is in compliance in all material respects with the provisions of the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. Target Bank has implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

5.26 Target Disclosure Memorandum. Target has delivered to Purchaser the Target Disclosure Memorandum containing certain information regarding Target as indicated at various places in this Agreement. All information set forth in the Target Disclosure Memorandum shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of Target under this Article 5. The information contained in the Target Disclosure Memorandum shall be deemed to be part of and qualify all representations and warranties contained in this Article 5 and the covenants in Article 7 to the extent applicable.

5.27 Board Recommendation. The Board of Directors of Target, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, and the Affiliate Agreements as set forth in Exhibit B and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of Target Common Stock approve this Agreement.

5.28 Opinion of Financial Advisor . Target has received the opinion of Burke Capital Group, LLC, dated the date of this Agreement, to the effect that the consideration to be received by the holders of Target Common Stock pursuant hereto is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Purchaser.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Target and Target Bank as follows:

6.1 Organization, Standing and Power.

(a) Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed. The minute book and other organizational documents for Purchaser have been made available to Target for its review and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b) Purchaser Bank is a banking corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Purchaser. The minute books and other organizational documents and corporate records for Purchaser Bank have been made available to Target for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Purchaser Bank is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.2 Authority of Purchaser and Purchaser Bank; No Breach By Agreement.

(a) Each of Purchaser and Purchaser Bank has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Purchaser and Purchaser Bank. Subject to receipt of the requisite Consents of Regulatory Authorities, this Agreement represents legal, valid, and binding obligations of Purchaser and Purchaser Bank, enforceable against Purchaser and Purchaser Bank in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Purchaser’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Purchaser Subsidiary or any resolution adopted by the board of directors or the shareholders of any Purchaser Entity that is currently in effect, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Purchaser Entity under, any Contract or Permit of any Purchaser Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Purchaser Entity or any of their respective material Assets (including any Purchaser Entity or Target becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target being reassessed or revalued by any Taxing authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the OTC Bulletin Board, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by Purchaser of the Company Merger, by Purchaser Bank of the Bank Merger, and the other transactions contemplated in this Agreement.

6.3 Capital Stock.

(a) The authorized capital stock of Purchaser consists of 10,000,000 shares, $0.01 par value, of Purchaser Common Stock, of which 4,567,344 shares are issued and outstanding, 68,976 shares of Purchaser Common Stock which are reserved for issuance pursuant to outstanding options to purchase shares of Purchaser Common Stock, and no shares of Purchaser Common Stock which are reserved for issuance pursuant to outstanding directors’ warrants to purchase shares of Purchaser Common Stock. All of the issued and outstanding shares of Purchaser Common Stock are, and all of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of Purchaser Common Stock has been, and none of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Purchaser.

(b) Except as set forth in Section 6.3 of this Agreement, there are no (i) shares of capital stock, preferred stock or other equity securities of Purchaser outstanding or (ii) outstanding Equity Rights relating to the capital stock of Purchaser.

6.4 Purchaser Subsidiaries. Purchaser or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Purchaser Subsidiary. No capital stock (or other equity interest) of any Purchaser Subsidiary is or may become required to be issued (other than to another Purchaser Entity) by reason of any Equity Rights, and there are no Contracts by which any Purchaser Subsidiary is bound to issue (other than to another Purchaser Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Purchaser Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary (other than to another Purchaser Entity). There are no Contracts relating to the rights of any Purchaser Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary. All of the shares of capital stock (or other equity interests) of each Purchaser Subsidiary held by a Purchaser Entity are fully paid and (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable and are owned by the Purchaser Entity free and clear of any Lien. Each Purchaser Subsidiary is either a bank, a Delaware Statutory Trust, a Connecticut Statutory Trust, or a corporation, and each such Purchaser Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Purchaser Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Each Purchaser Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.5 Financial Statements . Purchaser has delivered to Target copies of all Purchaser Financial Statements and will deliver to Target copies of all similar financial statements prepared subsequent to the date hereof. The Purchaser Financial Statements and any supplemental financial statements (as of the date thereof and for the periods covered thereby) (a) are, or if dated after the date of this Agreement will be, in accordance with the books and records of Purchaser, which are and will be, as the case may be, complete and correct in all material respects and which have been or will have been, as the case may be, maintained in accordance with good business practices, (b) present or will present, as the case may be and in all material respects, fairly the financial position of Purchaser as of the dates indicated and the results of operation, changes in shareholders’ equity, and cash flows of Purchaser for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereof or, in the case of interim financial statements, to the normal recurring year-end adjustments that are not material in any amount or effect), and (c) do not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

6.6 Absence of Undisclosed Liabilities . No Purchaser Entity has any Liabilities of a nature required to be reflected on consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheet of the Purchaser Entities as of September 30, 2006, included in the Purchaser Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Purchaser Entity has incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or (ii) in connection with the transactions contemplated by this Agreement.

6.7 Absence of Certain Changes or Events . Since September 30, 2006, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (ii) none of the Purchaser Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Purchaser provided in Article 8.

6.8 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of any Purchaser Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Purchaser Financial Statements delivered prior to the date of this Agreement. Purchaser’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Purchaser.

(b) No Purchaser Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c) The provision for any Taxes due or to become due for any Purchaser Entity for the period or periods through and including the date of the respective Purchaser Financial Statements that has been made and is reflected on such Purchaser Financial Statements is sufficient to cover all such Taxes.

(d) Deferred Taxes of the Purchaser Entities have been provided for in accordance with GAAP.

(e) The Purchaser Entities are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Purchaser Material Adverse Effect.

(f) No Purchaser Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g) To the Knowledge of the Purchaser Entities, there is no pending claim by any taxing authority of a jurisdiction where either the Purchaser or Purchaser Bank has not filed Tax Returns that either Purchaser or Purchaser Bank is subject to taxation in that jurisdiction.

(h) Neither Purchaser nor Purchaser Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than the “affiliated group” of which Purchaser is the “common parent.” Neither Purchaser nor Purchaser Bank is a party to any Tax sharing or Tax allocation agreement that will remain in affect after consummation to the Mergers contemplated by this Agreement.

6.9 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of the Purchaser Entities included in the Purchaser Financial Statements and the allowance shown on the consolidated balance sheets of the Purchaser Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Purchaser Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Purchaser as of the dates thereof.

6.10 Environmental Matters.

(a) To the Knowledge of the Purchaser Entities, the Purchaser Entities, their Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b) To the Knowledge of the Purchaser Entities, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which the Purchaser Entities or any of their Operating Properties or Participation Facilities (or the Purchaser Entities in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the Target Entities or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c) During the period of (i) the Purchaser Entities’ ownership or operation of any of their Assets, (ii) the Purchaser Entities’ participation in the management of any Participation Facility, or (iii) the Purchaser Entities’ holding of a security interest in a Operating Property, to the Knowledge of the Purchaser Entities, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) the Purchaser Entities’ ownership or operation of any of its Assets, (ii) the Purchaser Entities’ participation in the management of any Participation Facility, or (iii) the Purchaser Entities’ holding of a security interest in a Operating Property, to the Knowledge of the Purchaser Entities, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property. No lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset.

(d) Purchaser has delivered to Target true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by a Purchaser Entity pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the Purchaser Entities or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e) To the Knowledge of the Purchaser Entities, there are no aboveground or underground storage tanks, whether in use or closed, in, at, on, under any Asset. Any above-ground or underground storage tanks removed by or on behalf of the Purchaser Entities at or from any Asset were removed in accordance with Environmental Laws and no soil or groundwater contamination resulted from the operation or removal of such tanks.

6.11 Compliance with Laws. Purchaser is a Georgia corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No Purchaser Entity is:

(a) in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b) in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(c) since January 1, 2004, in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Purchaser Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring the Purchaser Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

Purchaser Bank is a Georgia state-chartered bank whose deposits are and will at the Effective Time be insured by the FDIC.

Copies of all reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Target.

6.12 Legal Proceedings.

(a) There is no Litigation instituted, pending or overtly threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Purchaser Entity, or against any director, employee or employee benefit plan of any Purchaser Entity, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Purchaser Entity, that in any case would be required to be disclosed in a Form 10-KSB or Form 10-QSB pursuant to Item 103 of Regulation S-K that are not so disclosed.

(b) There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any Purchaser Entity as a result of examination by any bank or bank holding company regulatory authority.

(c) No Purchaser Entity is subject to any written agreement, memorandum or order or decree with or by any bank or bank holding company regulatory authority, nor has any Purchaser Entity been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

6.13 Community Reinvestment Act. Purchaser Bank has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” and has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in CRA ratings of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

6.14 Board Recommendation. The Board of Directors of Purchaser, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) determined that this Agreement and the transactions contemplated hereby, including the Mergers, taken together, are fair to and in the best interests of the shareholders.

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Affirmative Covenants of Each Party. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and material Assets and maintain its rights and franchises, and (c) take no action that would (i) materially adversely affect the ability of either Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.

7.2 Negative Covenants of Target. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Target covenants and agrees that it will not do or agree or commit to do or permit any Target Entity to agree or commit to do any of the following:

(a) amend the Articles of Incorporation, Bylaws or other governing instruments of any Target Entity, or

(b) incur or permit any Target Subsidiary to incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of business of Target or any Target Subsidiary consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Target Entity, of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, Bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Target Disclosure Memorandum); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or in connection with the exercise of its existing options and warrants), directly or indirectly, any shares, or any securities convertible into any shares, of Target’s capital stock, or declare or pay any dividend or make any other distribution in respect of Target’s capital stock; or

(d) issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of Target, or any stock appreciation rights, or any option, warrant, or other Equity Right, except pursuant to the exercise of Target Options or Target Warrants; or

(e) adjust, split, combine or reclassify any shares of Target Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities, U.S. Government agency securities or obligations of the State of Georgia, or any subdivisions thereof that have maturities of seven years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

(g)(i) increase the rate of compensation payable or to become payable to any director, employee or other service provider of the Company Group, other than in the ordinary course of business and consistent with past practice; (ii) amend or enter into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) pay or agree to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amend any Company Plan, other than any amendment required by Law; (v) adopt any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Company Plan; or (vi) terminate any existing Company Plan; or

(h) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(i) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Target Entity for over $50,000 in money damages or any restrictions upon the operations of the Target Entities; or

(j) except in the ordinary course of business, enter into, modify, amend or terminate any Contract (including any loan Contract with an unpaid balance) or waive, release, compromise or assign any right or claim in an amount exceeding $50,000.

7.3 Negative Covenants of Purchaser. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Purchaser covenants and agrees that it will not do or agree or commit to amend the Articles of Incorporation or Bylaws of Purchaser, in each case, in any manner adverse to the holders of Target Common Stock.

7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly remedy the same.

7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

7.6 Loan Portfolio Review. Each Party shall have the right to perform due diligence reviews of Target Bank’s or Purchaser Bank’s, as the case may be, lending activities at 45-day intervals between the date of this Agreement and the Effective Date.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Purchaser Registration Statement.

(a) Purchaser will promptly prepare and file on Form S-4 a Registration Statement (which will include the Proxy Statement) complying with all the requirements of the 1933 Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Purchaser Common Stock that will be issued to the holders of Target Common Stock pursuant to the Company Merger. Purchaser shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable, to qualify the Purchaser Common Stock under the Securities Laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated hereby. As a result of the registration of the Purchaser Common Stock pursuant to the Registration Statement, such stock shall be freely tradable by the shareholders of Target except to the extent that the transfer of any shares of Purchaser Common Stock received by shareholders of Target is subject to the provisions of Rule 145 under the Securities Act or restricted under applicable Tax rules. Target and its counsel shall have reasonable opportunity to review and comment on the Registration Statement being filed with the SEC and any responses filed with the SEC regarding the Registration Statement.

(b) Each of the Parties will cooperate in the preparation of the Registration Statement and Proxy Statement that complies with the requirements of the Securities Laws, for the purpose of submitting this Agreement and the transactions contemplated hereby to the Target’s shareholders for approval. Each of the Parties will as promptly as practicable after the date hereof furnish all such data and information relating to it and its Subsidiaries, as applicable, as the other Party may reasonably request for the purpose of including such data and information in the Registration Statement and the Proxy Statement. None of the information to be supplied by the Parties for inclusion in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, not misleading, (ii) the Proxy Statement will, at the date it is first mailed to the Target’s shareholders and at the time of the Target shareholders’ meeting (except to the extent amended or supplemented by a subsequent communication), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, fail to comply as to form in all material respects with the provisions of applicable Law. The Proxy Statement will comply as to form in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder, except that no representation or warranty is made by either Party with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Proxy Statement.

8.2 Applications. Purchaser shall prepare and file, and Target shall cooperate in the preparation and, where appropriate, filing, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

8.3 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Purchaser shall execute and file the Certificate of Merger with the Secretary of State of Georgia in connection with the Closing.

8.4 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.5 Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Mergers and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

(b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other Party.

(c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

8.6 No Solicitations.

(a) Except as contemplated by Section 8.6(c) of this Agreement and prior to the Effective Time or until the termination of this Agreement, Target shall not, and shall use its best efforts to ensure that its directors, officers, employees, advisers and agents shall not, directly or indirectly, without the prior written approval of Purchaser,

(i) solicit, initiate or authorize inquiries, discussions, negotiations, or submissions of proposals with respect to, furnish any information regarding, enter into any Contract with respect to or participate in any Acquisition Proposal;

(ii) knowingly provide or furnish any nonpublic information about or with respect to the Target and Target Bank; or

(iii) subject to Section 8.6(c) below, withdraw its recommendation to the Target shareholders regarding the Merger or make a recommendation regarding any Acquisition Transaction.

(b) Target shall instruct its officers, directors, agents and affiliates to refrain from doing any of the above and will notify Purchaser immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with any of its officers, directors, agents and affiliates.

(c) Nothing contained in this Section 8.6 shall prohibit any officer or director of Target from taking any action that the Board of Directors of Target shall determine in good faith, after consultation with legal counsel, is required by law or is required to discharge his or her fiduciary duties to Target and its shareholders.

(d) Target shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted with respect to any Acquisition Transaction except those contemplated by this Agreement.

(e) Each Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the details thereof, including but not limited to the identity of the Person making the offer, proposal, inquiry or request and the terms of such offer, proposal, inquiry or request, and advise the other Party of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

8.7 Press Releases. Prior to the Effective Time, Target and Purchaser shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure its legal counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.8 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Mergers to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes and to take no action which would cause the Mergers not to so qualify.

8.9 Charter Provisions.

(a) Target shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Company Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under Target’s Articles of Incorporation, Bylaws or other governing instruments, or restrict or impair the ability of Purchaser or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to shares of Target that may be directly or indirectly acquired or controlled by them.

(b) Target and Target Bank shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Bank Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under Target Bank’s Articles of Incorporation,

Bylaws or other governing instruments, or restrict or impair the ability of Purchaser or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to shares of Target Bank that may be directly or indirectly acquired or controlled by them.

8.10 Agreement of Affiliates. Target has disclosed in Section 8.10 of the Target Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of Target for purposes of Rule 145 under the 1933 Act. Target shall use its reasonable efforts to cause each such Person to deliver to Purchaser not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit B.

8.11 Indemnification and Insurance.

(a) Purchaser covenants and agrees that all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under Target’s Articles of Incorporation and Bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Company Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Purchaser is notified in writing within such period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval is required to effect any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Purchaser and the Indemnified Party. Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against Purchaser under such subparagraph, notify Purchaser in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party, Purchaser shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from Purchaser to such Indemnified Party of its election so to assume the defense thereof, Purchaser shall not be liable to such Indemnified Party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if Purchaser elects not to assume such defense or if counsel for the Indemnified Party advises Purchaser in writing that there are material substantive issues that raise conflicts of interest between Purchaser or Target and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Purchaser shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received. Notwithstanding the foregoing, Purchaser shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(b) Target covenants and agrees that it shall cause the persons serving as its officers or directors of the Target Entities immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Target with respect to acts or omissions occurring prior to or at the respective effective times that were committed by such officers and directors in their capacity as such; provided that (i) Purchaser may substitute a policy or policies with at least the same coverage and amounts and terms and conditions that are no less advantageous (or with Target’s consent, given prior to the Effective Time, any other policy); and (ii) the aggregate premium to be paid by Target for such insurance shall not exceed 150% of the most current annual premium paid by Target for its directors and officers liability insurance, without Purchaser’s prior approval.

(c) Purchaser covenants and agrees that if Purchaser or any of its successors or assigns (i) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 8.11.

(d) The provisions of this Section 8.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(e) The Parties acknowledge that Section 18(k) of the Federal Deposit Insurance Act provides that no payment may be made by any insured depository institution or its holding company for the benefit of any person who is or was an institution-affiliated party to pay or reimburse such person for any liability or legal expense with regard to any administrative proceeding or civil action instituted by the appropriate federal banking agency which results in a final order under which such person (1) is assessed a civil money penalty, (2) is removed or prohibited from participating in the conduct of the affairs of the insured depository institution, or (3) is required to take an affirmative action to correct or remedy a regulatory violation. Accordingly, the Parties recognize that the indemnification provisions set forth in this Section 8.11 are subject to and limited by the provisions of Section 18(k) of the Federal Deposit Insurance Act and its accompanying regulations.

8.12 Employee Benefits and Contracts. Following the Effective Time, Purchaser shall provide generally to officers and employees of the Target Entities (who continue employment with Purchaser or any of its Subsidiaries) employee benefits on terms and conditions which, when taken as a whole, are substantially similar to those then currently provided by Purchaser to its other similarly situated officers and employees. For purposes of benefit accrual (but only for purposes of determining benefits accruing under payroll practices such as vacation policy or under fringe benefit programs that do not rise to the level of a “plan” within the meaning of Section 3(3) of ERISA) and for purposes of determining eligibility to participate and vesting determinations in connection with the provision of any such employee benefits generally, service with the Target Entities prior to the Effective Date shall be counted. Purchaser shall also honor in accordance with their terms all employment, severance, consulting, option and other contracts of a compensatory nature to the extent disclosed in the Target Disclosure Memorandum between any Target Entity and any current or former director, officer or employee thereof, and no other contracts of the types described that are not so disclosed shall be deemed to be assumed by Purchaser by reason of this Section 8.12. If Purchaser shall terminate any “group health plan,” within the meaning of Section 4980B(g)(2) of the Internal Revenue Code, in which one or more employees of a Target Entity participated immediately prior to the Effective Time (a “Company Health Plan”), Purchaser shall use its best efforts to cause any successor group health plan to waive any underwriting requirements; to give credit for any such employee’s participation in the Company Health Plan prior to the Effective Time for purposes of applying any waiting period and/or pre-existing condition limitations set forth therein; and, if such transition occurs during the middle of the plan year for such a Company Health Plan, to give credit towards satisfaction of any annual deductible limitation and out-of pocket maximum applied under such successor group health plan for any deductible amounts and co-payments previously paid by any such employee respecting his or her participation in that Company Health Plan during that plan year prior to the Effective Time. Purchaser also shall be considered a successor employer for and shall provide to “qualified beneficiaries,” determined immediately prior to the Effective Time, under any Target Plan appropriate “continuation coverage” (as those terms are defined in Section 4980B of the Internal Revenue Code) following the Effective Time under either the Target Plan or any successor group health plan maintained by Purchaser. At the request of Purchaser, the Target Entities will take all appropriate action to terminate, prior to the Effective Time, any retirement plan maintained by the Target Entities that is intended to be qualified under Section 401(a) of the Internal Revenue Code.

8.13 Andrew Walker Employment Agreement. On the Closing Date, Purchaser or Purchaser Bank shall enter into an employment agreement with Andrew Walker, the form of which is attached hereto as Exhibit F, and which employment agreement shall become effective at the Effective Time. Said employment agreement will replace and supersede the current employment agreement of Mr. Walker with Target.

8.14 Amendment to Warrant Agreement. Prior to the Closing Date, all holders of Target Warrants shall execute amendments to the warrant agreements canceling any obligations under the warrant agreements effective upon receipt of the appropriate Merger Consideration in exchange for the Target Warrants as set forth in Section 3.2(c).

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a) Shareholder Approval. The shareholders of Target shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Company Merger and the Bank Merger, as and to the extent required by Law and, by the provisions of any governing instruments.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Company Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Mergers (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Purchaser Common Stock issuable pursuant to the Company Merger shall have been received.

(f) Tax Matters. Each Party shall have received a written opinion of counsel from Powell Goldstein LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that (i) the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Company Merger of Target Common Stock for Purchaser Common Stock will not give rise to gain or loss to the shareholders of Target with respect to such exchange (except to the extent of any cash received); and (iii) the assumption by Purchaser of Target Options qualifying as “incentive stock options” under Section 422 of the Internal Revenue Code will satisfy the requirements of Section 424(a) of the Internal Revenue Code and will not constitute a modification of such options under Section 424(h) of the Internal Revenue Code.

(g) Opinion of Financial Advisor. Target shall have received the opinion of Burke Capital Group, LLC, to the effect that the Merger Consideration to be received by the holders of Target Common Stock is fair, from a financial point of view, to such holders, a signed copy of which shall have been delivered to Purchaser.

9.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Purchaser pursuant to Section 11.6(a):

(a) Representations and Warranties. The representations and warranties of Target and Target Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Target Material Adverse Effect.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Target shall have delivered to Purchaser (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Target, Section 9.2(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall request.

(d) Opinion of Counsel. Target shall have delivered to Purchaser an opinion of Stewart, Melvin & Frost dated as of the Closing Date, covering those matters set forth in Exhibit C hereto, which opinion may be rendered in accordance with the Interpretive Standards on Legal Opinions to Third Parties in Corporate Transactions promulgated by the Corporate and Banking Law Section of the State Bar of Georgia (January 1, 1992) (the “Interpretive Standards”).

(e) Affiliate Agreements. Purchaser shall have received from each director of Target the affiliates letter referred to in Section 8.10. The affiliate agreements shall be delivered to Purchaser within 30 days from the execution of this Agreement.

(f) Noncompete Agreements. Purchaser shall have received from each director of Target a signed noncompete agreement substantially in the form attached hereto as Exhibit D. The noncompete agreements shall be delivered to Purchaser within 30 days from the execution of this Agreement.

9.3 Conditions to Obligations of Target. The obligations of Target to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 11.6(b):

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Purchaser Material Adverse Effect.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Purchaser shall have delivered to Target (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Purchaser, Section 9.3(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

(d) Opinion of Counsel. Purchaser shall have delivered to Target an opinion of Powell Goldstein LLP, counsel to Purchaser, dated as of the Closing Date, covering those matters set forth in Exhibit E hereto, which opinion may be rendered in accordance with the Interpretive Standards.

(e) Employment Agreements. Purchaser shall have executed an employment agreement with Andrew Walker who shall serve as Regional President in charge of the Forsyth, Hall, Cobb, and Johns Creek offices of Purchaser Bank after the Effective Time and who shall report to Marvin Cosgray, the President and Chief Executive Officer of Purchaser and Purchaser Bank.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Target, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a) By mutual written consent of the Boards of Directors of Purchaser and Target; or

(b) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach (provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph (d) below) and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, on the breaching Party; or

(c) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Mergers and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Target fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d) By the Board of Directors of either Party in the event that the Mergers shall not have been consummated by October 1, 2007, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

(e) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Mergers cannot be satisfied or waived by the date specified in Section 10.1(d), provided that the failure to consummate the Mergers is not caused by the Party electing to terminate pursuant to this Section 10.1(e); or

(f) By the Board of Directors of Purchaser if the Board of Directors of Target

(i) shall withdraw, modify or change its recommendation to the Target shareholders with respect to this Agreement or the Company Merger, cancel the meeting in which the shareholders or Board of Directors will vote on such Agreement, or shall have resolved to do any of the foregoing or;

(ii) either recommends to the Target shareholders or affirmatively approved any Acquisition Transaction or makes any announcement of any agreement to enter into an Acquisition Transaction; or

(g) By the Board of Directors of Target if Target receives a bona fide written offer with respect to an Acquisition Transaction, and the Board of Directors of Target determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Target’s shareholders than the transactions contemplated by this Agreement; or

(h) By the Board of Directors of Purchaser if the holders of more than 15% in the aggregate of the Outstanding Target Shares vote such shares against this Agreement or the Company Merger at any meeting called for the purpose of voting thereon and exercise their dissenters’ rights in accordance with Article 13 of the GBCC.

10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2, 10.4, 10.5 and Article 11 and Section 8.5(b) shall survive any such termination and abandonment.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Article 10 and Articles 1, 2, 3, 4 and 11 and Sections 8.5 and 8.11.

10.4 Termination Payment. If this Agreement is terminated by either of the Parties pursuant to subsection 10.1(f) or 10.1(g), then Target (or its successor) shall pay or cause to be paid to Purchaser, as liquidated damages and not as a penalty, upon demand a termination payment of $2,500,000 payable in same day funds.

10.5 Reimbursement of Expenses. Notwithstanding the provisions of Section 11.2 of this Agreement, if this Agreement is terminated pursuant to subsection 10.1(b), the breaching Party shall pay the non-breaching Party an amount equal to the reasonable and documented fees and expenses incurred by such non-breaching Party in connection with the examination and investigation of the breaching Party, the preparation and negotiation of this Agreement and related agreements, regulatory filings and other documents related to the transactions contemplated hereunder, including, without limitation, fees and expenses of investment banking consultants, accountants, attorneys and other agents. Final settlement with respect to payment of such fees and expenses shall be made within thirty (30) days after the termination of this Agreement. This Section 10.5 shall be the non-breaching Party’s sole and exclusive remedy for actionable breach by the breaching Party under this Agreement.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

“Acquisition Transaction” shall mean: (i) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by this Agreement); (ii) any sale, lease, transfer other disposition of all or substantially all of the assets of Target, or the beneficial ownership or 15% or more of any class of Target capital stock; or (iii) any acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Target capital stock.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Cash Consideration” shall mean, subject to the election and allocation procedures set forth in Section 3.1, $30.00 per Outstanding Target Share; provided however, that the aggregate amount of the Cash Consideration shall not exceed $13,375,000 (the “Maximum Cash Consideration”).

“Closing Date” shall mean the date on which the Closing occurs.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental media or natural resource.

“Environmental Laws” shall mean any federal, state or local law, statute, ordinance, code, rule, regulation, license, authorization, decision, order, injunction, decree, or rule of common law (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the Environment (including, but not limited to, ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include without limitation, the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq. (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and any other state or federal environmental statutes, and all rules, regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exhibits” shall mean the Exhibits marked A through E inclusive, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“GAAP” shall mean accounting principles generally accepted in the United States, consistently applied during the periods involved and in the immediately preceding comparable period.

“GBCC” shall mean the Georgia Business Corporation Code.

“Hazardous Material(s) shall mean any substance or material, whether solid, liquid or gaseous in concentration, quantity or location (i) which is listed, defined or is regulated as a “hazardous substance,” “hazardous waste,” “hazardous constituent,” “contaminant,” “medical waste,” “infectious waste” or “solid waste,” or otherwise classified as a hazardous, toxic, or regulated substance, in or pursuant to any Environmental Law; (ii) which is, or is regulated because it contains, lead, asbestos, radon, methane, infectious matter or waste, carcinogenic, mutagenic, pathogenic organism(s), fomites, polychlorinated biphenyl, perchlorate, any perfluorooctanoic acid or any substance similar to perfluorooctanoic acid, any polybrominated diphenyl ether, bisphenol A, BPA, hexabromobiphenyl, lindane, perfluorooctane, 1,4-dioxane, 1,2,3-trichloropropane, urea formaldehyde foam insulation, any actual or suspected “endocrine-disruptor” that mimics or blocks hormones or effects, impacts or interferes with a human endocrine system, any explosive or radioactive material, unexploded ordinance, fuel, natural or synthetic gas, motor fuel, petroleum product or constituent, or other hydrocarbons; or (iii) which causes or poses a threat to cause personal injury, property damage, diminution in value, contamination, danger, pollution, a nuisance, or a hazard to any Asset, any property, the Environment, or to the health or safety of persons or property.

“Intellectual Property” shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of the chairman, chief executive officer, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, and each executive or other vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

“Law” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the Banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” shall mean any action, arbitration, cause of action, claim, charge, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Merger Consideration” shall mean the Stock Consideration and the Cash Consideration payable for all Outstanding Target Shares, which, for purposes of this Agreement, shall have a deemed value of approximately $53,500,000, or $30.00 per Outstanding Target Share.

“Operating Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean either Target or Purchaser, and “Parties” shall mean both Target and Purchaser.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” shall mean the proxy statement used by Target to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Purchaser relating to the issuance of the Purchaser Common Stock to holders of Target Common Stock.

“Purchaser Bank Subsidiaries” shall mean The Buckhead Community Bank which is a Georgia state bank.

“Purchaser Common Stock” shall mean the $0.01 par value common stock of Purchaser.

“Purchaser Entities” shall mean, collectively, Purchaser and all Purchaser Subsidiaries.

“Purchaser Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Purchaser as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Purchaser as of September 30, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Purchaser to Target prior to execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (ii) the ability of Purchaser to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to Banks and their holding companies, (c) actions and omissions of Purchaser (or any of its Subsidiaries) taken with the prior informed written Consent of Target in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Purchaser, including expenses incurred by Purchaser in consummating the transactions contemplated by this Agreement.

“Purchaser Subsidiaries” shall mean the Subsidiaries of Purchaser and any corporation, Bank, Delaware statutory trust, savings association, or other organization acquired as a Subsidiary of Purchaser in the future and held as a Subsidiary by Purchaser at the Effective Time.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Purchaser under the 1933 Act with respect to the shares of Purchaser Common Stock to be issued to the shareholders of Target in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the SEC, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Georgia Department of Banking and Finance, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emptying, injecting, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including, without limitation, the movement of Hazardous Materials in, on, under or through the Environment.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholders’ Meeting” shall mean the meeting of the shareholders of Target to be held pursuant to this Agreement, including any adjournment or adjournments thereof.

“Stock Consideration” shall mean, subject to the election and allocation procedures set forth in Section 3.1, 1.20 shares of Purchaser Common Stock, per Outstanding Target Share. Solely for purposes of calculating the aggregate value of the Merger Consideration for this Agreement, each whole share of Purchaser Common Stock shall have a deemed value of $25.00 per share.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Surviving Entity” shall mean Buckhead Community Bancorp, Inc. as the surviving corporation resulting from the Company Merger, and The Buckhead Community Bank as the surviving bank resulting from the Bank Merger.

“Target Bank” shall mean First National Bank of Forsyth County, a national bank.

“Target Common Stock” shall mean the $0.10 par value common stock of Target, and shall include all equity interests in the Target which include, all rights to receive equity interests in the Target, all rights to receive payments that are derivative of the value of equity interests in the Target, and all promises to issue any of the foregoing, whether written or unwritten, including without limitation, phantom stock, options, warrants, other derivatives and promises to issue any of the foregoing.

“Target Disclosure Memorandum” shall mean the written information entitled “Target Disclosure Memorandum” delivered prior to the date of this Agreement to Purchaser describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Target Entities” shall mean, collectively, Target and all Target Subsidiaries.

“Target Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Target as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as filed by Target in SEC documents, and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Target as of September 30, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Target to Purchaser prior to execution of this Agreement.

“Target Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of the Target Entities, taken as a whole, or (ii) the ability of Target to perform its obligations under this Agreement or to consummate the Company Merger, the Bank Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of Target taken with the prior informed written Consent of Purchaser in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of the Target Entities, including expenses incurred by Target in consummating the transactions contemplated by this Agreement.

“Target Subsidiaries” shall mean the Subsidiaries of Target and any corporation, Bank, savings association, or other organization acquired as a Subsidiary of Target in the future and held as a Subsidiary by Target at the Effective Time.

“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

(b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2 Expenses. Except as otherwise provided in this Section 11.2 or Exhibit “A,” each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

11.3 Brokers and Finders. Except as disclosed in Section 11.3 of the Target Disclosure Memorandum, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Target or by Purchaser, each of Target and Purchaser, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Target Common Stock, there shall be made no amendment that pursuant to Section 14-2-1106 of the GBCC requires further approval by such shareholders without the further approval of such shareholders; and further provided, that after any such approval by the holders of Target Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Target Common Stock will be exchanged for shares of Purchaser Common Stock shall not be amended after the Target Shareholders’ Meeting in a manner adverse to the holders of Target Common Stock without any requisite approval of the holders of the issued and outstanding shares of Target Common Stock entitled to vote thereon.

11.6 Waivers.

(a) Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Target Entity, to waive or extend the time for the compliance or fulfillment by a Target Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b) Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Purchaser Entity, to waive or extend the time for the compliance or fulfillment by a Purchaser Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Target:	Allied Bancshares, Inc.
1800 Market Place
Cumming, Georgia 30041
Attention: Andrew Walker, President and Chief Executive Officer

With a copy to:	Tread Syfan, Esq.
Stewart, Melvin & Frost
200 Main Street
Hunt Tower, Suite 600
Gainesville, Georgia 30501

Purchaser:	Buckhead Community Bancorp, Inc.
415 E. Paces Ferry Road
Atlanta, Georgia 30305
Attention: Marvin Cosgray, President and Chief Executive Officer

With a copy to:	Beth Lanier, Esq.
Powell Goldstein LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.E
Atlanta, Georgia 30309

11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BUCKHEAD COMMUNITY BANCORP, INC.

By:	/s/ MARVIN COSGRAY
Marvin Cosgray
President and Chief Executive Officer

THE BUCKHEAD COMMUNITY BANK

By:	/s/ MARVIN COSGRAY
Marvin Cosgray
President and Chief Executive Officer

ALLIED BANCSHARES, INC.

By:	/s/ ANDREW WALKER
Andrew Walker
President and Chief Executive Officer

FIRST NATIONAL BANK OF FORSYTH COUNTY

By:	/s/ ANDREW WALKER
Andrew Walker
President and Chief Executive Officer

APPENDIX B

FAIRNESS OPINION OF

BURKE CAPITAL GROUP, L.L.C.

March 1, 2007

Board of Directors

Allied Bancshares, Inc.

1800 Market Place Bldv.

Cumming, GA 30041

Members of the Board of Directors:

Buckhead Community Bancorp, Inc. (“Buckhead”) and Allied Bancshares, Inc. (“Allied”) have entered into an Agreement and Plan of Merger (the “Agreement”), dated as of the 1st day of March, 2007, whereby Allied will merge with and into Buckhead (the “Merger”), with Buckhead being the surviving corporation. Pursuant to the terms of the Agreement, holders of Allied Stock shall be entitled to elect to receive, in exchange for their shares of Allied Stock, $30.00 in cash, 1.20 shares of Buckhead (“Buckhead Stock”) or a combination thereof subject to maximum cash consideration of $13.4 million as described in the Agreement. Holders of outstanding options to acquire Allied Stock (the “Allied Stock Options”) will be rolled into Buckhead Stock Options while holders of outstanding warrants (the “Allied Warrants”) to acquire Allied Stock shall be entitled to elect to receive merger consideration subject to the maximum cash limitations as described in the agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that United will render.

Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. Allied has retained us to render our opinion to its Board of Directors.

In connection with this opinion, we have reviewed, among other things:

(i) The Agreement and certain of the schedules thereto;

(ii) Certain publicly available financial statements and other historical financial information of Allied and Buckhead that it deemed relevant;

(iii) Projected earnings estimates for Allied for the years ending December 31, 2007 through 2010 prepared by and reviewed with senior management of Allied and the views of senior management regarding Allied’s business, financial condition, results of operations and future prospects;

(iv) Projected earnings estimates for Buckhead for the years ending December 31, 2007 through 2010 prepared by and reviewed with senior management of Buckhead and the views of senior management regarding Buckhead’s business, financial condition, results of operations and future prospects;;

(v) The trading price and volume of Buckhead’s common stock, which is not listed on any public exchange and compared the price and volume with publicly-traded companies that BCG deemed relevant;

(vi) The pro forma financial impact of the merger on Buckhead’s ability to complete a transaction from a regulatory standpoint with an emphasis on the pro forma capital ratios, based on assumptions determined by senior management of Allied, Buckhead and BCG;

(vii) The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

(viii) The current market environment generally and the banking environment in particular;

(ix) Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that Allied and Buckhead or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of Allied and Buckhead that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Allied, Buckhead or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Allied or Buckhead, nor have we reviewed any individual credit files relating to Allied or Buckhead. We have assumed, with your consent, that the respective allowances for loan losses for both Allied and Buckhead are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for Allied and Buckhead and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of Allied, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Allied and Buckhead and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have assumed in all respects material to our analysis that Allied and Buckhead will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which Allied’s or Buckhead’s common stock may trade at any time.

We will receive a fee for our services as financial advisor to Allied and for rendering this opinion. BCG does have an investment banking relationship with Buckhead but does not have any contractual relationship with Buckhead with respect to this transaction.

This opinion is directed to the Board of Directors of Allied and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.

Very Truly Yours,

/s/ Burke Capital Group, L.L.C.

APPENDIX C

ARTICLE 13 OF THE

GEORGIA BUSINESS CORPORATION CODE

ARTICLE 13 OF THE

GEORGIA BUSINESS CORPORATION CODE

14-2-1301.    Definitions.

As used in this article, the term:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) “Shareholder” means the record shareholder or the beneficial shareholder.

14-2-1302.    Right to dissent.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

(A) Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(B) Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.    Dissent by nominees and beneficial owners.

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

14-2-1320.    Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.    Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.    Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

14-2-1323.    Duty to demand payment.

(a) A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

14-2-1324.    Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.    Offer of payment.

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay such dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer, or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.    Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.    Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

14-2-1330.    Court action.

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.    Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.    Limitations of actions.

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322